

Notice of 2025 Annual Meeting of Shareholders

2025 Proxy Statement

and

2024 Annual Report on Form 10-K

Kroger® FAMILY OF COMPANIES



































Kroger® Baker's™ City Market® Dillons FOOD STORES®

Fred Meyer® Food 4 Less® Foods Co® fry's FOOD STORES®

Gerbes® Super Markets · JayC FOOD STORES™ · King Soopers® · Mariano's

metro market™ · Pay Less Super Markets · Pick 'n Save® · Ralphs®

Ruler FOODS · Smith's®

84.51° · HOME CHEF · Kroger® health · Kroger® PERSONAL FINANCE · Murray's CHEESE EST. 1962 · VITACOST



Fellow Shareholders,

A long career in the retail industry has shown me that while customers' needs change, the fundamentals for running successful stores remain the same. My time as Kroger's Chairman and CEO – about eight weeks as I write this – has only deepened my conviction about what it takes to be a great retailer.

Our strong go-to-market strategy is rooted in our strategic priorities of Fresh, *Our Brands*, personalization and eCommerce. We have a proven and experienced management team, including incredibly strong division leaders. And most important, our dedicated frontline associates provide customers with friendly service and exceptional value. As I spend more time with associates at all levels of our business, I am confident we have the right people to drive our continued success.

Together, we are reaffirming our commitment to grow Kroger's core business, to support our associates and to strengthen our communities.

Growing the core

Putting the customer at the center, and streamlining our priorities are key ways we will support our continued success. It can be easy to get distracted with projects that pull focus from the basics of running excellent stores. Our teams are making decisions faster, ensuring their day-to-day work improves sales, and walking away from any projects or programs that do not provide customers with fresh products at the best prices. Our customers need access to affordable food now more than ever, and we are holding ourselves accountable to delivering for them.

Because our best customers shop both in store and online, we are bringing more balance to our capital investments across brick-and-mortar stores and eCommerce. In 2024, we built more new stores and engaged in more large-scale store renovations than in the previous five years, and we will continue that momentum this year. At the same time, we have established a dedicated eCommerce business unit to better align all teams who touch the digital experience.

These decisions bring us even closer to our customers and their needs, drive better accountability, and improve our understanding of how to deliver a best-in-class shopping experience.

Our customers tell us they want to shop fresher, trendier foods. So, we are moving items through our supply chain faster. And the *Our Brands* teams continue taking a new approach to their work, introducing 900 new products in 2024 alone. When we bring those fresher, more interesting products to our shelves, more customers will shop with Kroger. A bigger customer base translates into more opportunities for alternative profit streams to grow, and as a result, we can keep bringing prices down.

One thing is clear, our competition is changing faster than ever, which means we need to move faster. An outstanding grocery store has the food customers want at prices they can afford, and we are working to deliver on both.

Supporting our associates

Great retail businesses are built by great people. Whether in stores, distribution or manufacturing centers, fulfillment facilities or offices, we respect and appreciate our associates and will continue the historic investments Kroger has made in the past five years to grow wages and improve benefits.

During my time on Kroger's board, I got to know the senior leadership team well. They always impressed me with their strategic approach, clear vision and belief in our associates. As I spend more time in our divisions and meeting more team members, I see the depth and breadth of talent our organization has. Our division teams know their communities better than anyone. Our manufacturing and *Our Brands* teams are experts at making great food that customers love. Our supply chain and distribution teams move product with precision. I am confident in the strong bench of talent at Kroger and what we are capable of achieving.

Strengthening communities

We understand the important role a grocery store plays in a community. We offer employment opportunities that range from first jobs to career-defining roles, and we give back to those in need. With Zero Hunger | Zero Waste at the center, a Kroger in your community typically means millions more meals feeding hungry families. In fact, since 2017, the Company donated more than *3.4 billion* meals to communities across the country.

And when a crisis hits, Kroger aims to be among the first to help. Earlier this year, our business supported thousands of families impacted by the Los Angeles wildfires. And alongside amazing organizations like Feeding America, the USO and Red Cross, we ensure our neighbors have the fresh foods they need to thrive.

Looking to the future

Kroger's foundation is strong, and our company is well-positioned for continued growth. I am committed to serve as Chairman and CEO for as long as needed while our Board conducts a thorough search for Kroger's next leader. While in this role, I plan to move the company forward with an eye toward building to the future.

With all of this in mind, I keep returning to one question: *What does Kroger look like in eight years when we celebrate our 150th anniversary?* I am proud to lead this company as we answer this vital question together.

Thank you for the trust you are placing in me to lead Kroger to an even brighter future.

Ronald L Sargent

Ronald L. Sargent
Chairman and Interim CEO, The Kroger Co.

Safe Harbor Statement

This letter contains "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 about future performance of Kroger, including with respect to Kroger's strategic capital deployment, ability to achieve certain operational goals, as well as targets, goals, and commitments outlined in this proxy statement, or elsewhere among other statements. These statements are based on management's assumptions and beliefs in light of the information currently available to it. These statements are indicated by words such as "achieve," "believe," "change," "committed," "create," "continue," "deliver," "drive," "ensure," "expect," "improve," "plan," "opportunities," "well-positioned," "and "will," as well as similar words or phrases. These statements are subject to known and unknown risks, uncertainties and other important factors that could cause actual results and outcomes to differ materially from those contained in the forward-looking statements, including the specific risk factors identified in "Risk Factors" in Kroger's most recent Annual Report on Form 10-K and any subsequent filings with the Securities and Exchange Commission. Kroger assumes no obligation to update the information contained herein, unless required to do so by applicable law.

Zero Hunger | Zero Waste: Community Service Award Recipients

We encourage our associates to volunteer to serve our communities in ways that align with Kroger's Zero Hunger | Zero Waste impact plan. Their personal commitment and dedication to local hunger relief agencies and other nonprofit organizations helps the Company live our Purpose: to Feed the Human Spirit. These are our 2024 Community Service Award recipients:

Atlanta Division	**Food 4 Less**	**Mid-Atlantic Division**
Stephanie Williams	Larry Watson	Kenny Williams
Central Division	**Fred Meyer Division**	**Ralphs Division**
Anna Young	Jodie Peters	Toni Fortune
Cincinnati-Dayton Division	**Fry's Division**	**Roundy's Division**
Teresa Frey	Gwen Wood	Gene Smazal
Columbus Division	**Houston Division**	**QFC Division**
Terri Shepard	Cherie Diehl	Shawna Balmelli
Delta Division	**Mariano's Division**	**Smith's Division**
Luke Cordova	Julie Walker	Kathy Lisby
Dillons Division	**Michigan Division**	
Shawn Clark	Crystal Lamattina	

Proxy Summary

This summary highlights information contained elsewhere in this Proxy Statement. It does not contain all of the information that you should consider. You should read the entire Proxy Statement carefully before voting.

Overview of Voting Matters and Board Recommendations

Proposals	Board Recommendation
No. 1 Election of Directors	**FOR** Each Director Nominee recommended by your Board
No. 2 Advisory Vote to Approve Executive Compensation	**FOR**
No. 3 Ratification of Independent Auditors	**FOR**
Nos. 4 – 6 Shareholder Proposals	**AGAINST** Each Proposal

Corporate Governance Highlights

Kroger is committed to strong corporate governance. We believe that strong governance builds trust and promotes the long-term interests of our shareholders. Highlights of our corporate governance practices include the following:

Board Governance Practices

✓ Strong Board oversight of enterprise risk.

✓ Strong experienced independent Lead Director with clearly defined role and responsibilities.

✓ Commitment to Board refreshment and diversity of skills, background and experience.

✓ Annual evaluation of the Chairman and CEO by the independent directors, led by the independent Lead Director.

✓ All director nominees are independent, except for the CEO.

✓ All five Board Committees are fully independent.

✓ Annual Board and Committee self-assessments conducted by independent Lead Director or an independent third party.

✓ Regular executive sessions of the independent directors, at the Board and Committee level.

✓ High degree of Board interaction with management to ensure successful oversight and succession planning.

✓ Balanced tenure.

✓ Robust shareholder engagement program.

✓ Robust code of ethics.

Shareholder Rights

✓ Annual director election.

✓ Simple majority standard for uncontested director elections and plurality in contested elections.

✓ No poison pill.

✓ Shareholders have the right to call a special meeting.

- ✓ Robust, long-standing shareholder engagement program with regular engagements, including with Lead Director, to better understand shareholders' perspectives and concerns on a broad array of topics.

- ✓ Adopted proxy access for director nominees, enabling a shareholder, or group of up to 20 shareholders, holding 3% of the Company's common shares for at least three years to nominate candidates for the greater of two seats or 20% of Board nominees.

Compensation Governance

- ✓ Robust clawback and recoupment policy in compliance with NYSE listing rules.

- ✓ Pay program tied to performance and business strategy.

- ✓ Majority of pay is long-term and at-risk with no guaranteed bonuses or salary increases.

- ✓ Stock ownership guidelines align executive and director interests with those of shareholders.

- ✓ Prohibition on all hedging, pledging, and short sales of Kroger securities by directors and executive officers.

- ✓ No tax gross-up payments to executives.

Responsible Business Strategy

- ✓ Long-standing Board Committee dedicated to oversight of topics related to corporate responsibility— Public Responsibilities Committee — formed in 1977.

- ✓ Annual report sharing progress for Kroger's responsible business strategy and Zero Hunger | Zero Waste impact plan, including efforts to improve Food Access and Affordability, Health and Nutrition, and Waste and Circularity.

- ✓ The 2024 Environmental, Social and Governance report represents the 18th year of describing our progress and initiatives regarding sustainability and other matters of corporate responsibility.

- ✓ Ongoing engagement with shareholders and other stakeholders on a wide range of sustainability and social impact topics.

- ✓ Kroger's *Thriving Together* strategy builds on our long history of operating responsibly, advancing opportunity and sustainability in our own operations and supply chain, and giving back meaningfully to our communities.

  - o The strategy reflects our Purpose – to Feed the Human Spirit – and aims to achieve positive, lasting changes for our associates, customers and communities. The centerpiece of Kroger's strategy is our Zero Hunger | Zero Waste impact plan. Introduced in 2017, Zero Hunger | Zero Waste is an industry-leading plan focused on ending hunger and waste in our communities.

  - o Our strategy focuses on material topics of importance to our business, our communities and other key stakeholders. Key topics, informed by a structured materiality assessment and community engagement, align to three strategic pillars: People, Planet and Governance.

Director Nominee Highlights

Name	Age*	Primary Occupation	Independent	Director Since	A	C&T	CG	F	PR	Other Public Company Boards
Nora A. Aufreiter	65	Director Emeritus of McKinsey & Company	✓	2014				●	Chair	2
Kevin M. Brown	62	Executive Vice President and Chief Supply Chain Officer of Dell Technologies	✓	2021		●			●	
Elaine L. Chao	72	Former U.S. Secretary of Transportation and U.S. Secretary of Labor	✓	2021			●		●	2
Anne Gates	65	Former President of MGA Entertainment, Inc.	✓	2015	$ Chair		●			2
Karen M. Hoguet	68	Former Chief Financial Officer of Macy's, Inc.	✓	2019	$ ●			Chair		
Clyde R. Moore	71	Former Chairman of First Service Networks	✓	1997		Chair	●			
Ronald L. Sargent	69	Chairman of the Board and Interim Chief Executive Officer of The Kroger Co.		2006						2
J. Amanda Sourry Knox (Amanda Sourry)	61	Former President of North America for Unilever	✓	2021		●		●		1
Mark S. Sutton †	63	Former Chairman and Chief Executive Officer of International Paper	✓	2017		●	Chair			
Ashok Vemuri	57	Former Chief Executive Officer and Director of Conduent Incorporated	✓	2019	$ ●			●		1

A   Audit Committee
C&T   Compensation & Talent Development Committee
CG   Corporate Governance Committee
F   Finance Committee
PR   Public Responsibilities Committee

●   Member
Committee Chair
$ Financial Expert

*Age as of record date
† Lead Director

2025 Director Nominee Skills and Experience

Key Attributes and Skills of All Kroger Director Nominees

- Intellectual and analytical skills
- High integrity and business ethics
- Strength of character and judgment
- Ability to devote significant time to Board duties
- Desire and ability to continually build expertise in emerging areas of strategic focus for our Company
- Demonstrated support of our longstanding values of diversity and inclusion
- Business and professional achievements
- Ability to represent the interests of all shareholders
- Knowledge of corporate governance matters
- Understanding of the advisory and proactive oversight responsibility of our Board
- Comprehension of the responsibility of a public company director and the fiduciary duties owed to shareholders
- Ability to work cooperatively with other members of the Board

	Nora Aufreiter	Kevin Brown	Elaine Chao	Anne Gates	Karen Hoguet	Clyde Moore	Ronald Sargent	Amanda Sourry	Mark Sutton	Ashok Vemuri	Total (of 10)
Business Management	•	•	•	•	•	•	•	•	•	•	10
Retail	•			•	•		•	•			5
Consumer	•	•	•	•	•		•	•			7
Financial Expertise	•	•	•	•	•	•	•	•	•	•	10
Risk Management		•	•	•	•	•	•	•	•	•	9
Operations & Technology	•	•	•	•	•	•	•	•	•	•	10
Responsible Business Practices	•	•	•	•	•	•	•	•	•	•	10
Manufacturing		•		•		•			•		4

2024 Compensation Highlights

Executive Compensation Philosophy

Executive Summary



We delivered strong performance in 2024. Kroger achieved strong results in 2024 as we executed on our *Leading with Fresh and Accelerating with Digital* strategy, building on growth over the last three years. We are delivering a fresh, affordable, and seamless shopping experience for our customers, with zero compromise on quality, selection, or convenience. We are delivering on our financial commitments through our strong, resilient Value Creation Model. In 2024, we achieved financial performance results of ID sales, without fuel, of 1.5%, and adjusted FIFO operating profit, including fuel, of $4.7 billion[1].



Our executive compensation program aligns with long-term shareholder value creation. 92% of our CEO's target total direct compensation and, on average, 84% of the other NEOs' compensation is at risk and performance-based, tied to achievement of performance targets that are important to our shareholders or our long-term share price performance.



The annual performance incentive was earned above target. The annual incentive program, based on a grid of identical sales, excluding fuel, and adjusted FIFO operating profit, including fuel, paid out at 108.7% of target, in line with the goals and targets set by the Committee.

[1] See pages 29-38 of our Annual Report on Form 10-K for the fiscal year ended February 1, 2025, filed with the SEC on April 1, 2025, for a reconciliation of GAAP operating profit to adjusted FIFO operating profit.

 **The long-term performance incentive payout reflects alignment with performance over fiscal years 2022, 2023, and 2024.** Long-term performance unit equity awards granted in 2022 and tied to commitments made to our investors and other stakeholders regarding long-term sales growth, value creation (iTSR) metric percentage, our commitment to Fresh, and relative Total Shareholder Return were earned at 69.4% of target.

 **We prioritized investment in our people.** We strive to create a culture of opportunity for more than 409,000 associates and take seriously our role as a leading employer in the United States. In 2024, we invested in our associates by continuing to raise our average hourly wage to above $19, or above $25, including comprehensive benefits.

Summary of Key Compensation Practices

To achieve our objectives, the Compensation Committee seeks to ensure that compensation is competitive and that there is a direct link between pay and performance. To do so, it is guided by the following principles:

- Compensation must be designed to attract and retain those individuals who are best suited to be an NEO at Kroger.

- A significant portion of pay should be performance-based, with the percentage of total pay tied to performance increasing proportionally with an NEO's level of responsibility.

- Compensation should include incentive-based pay to drive performance, providing superior pay for superior performance, including both a short- and long-term focus.

- Compensation policies should include an opportunity for, and a requirement of, significant equity ownership to align the interests of NEOs and shareholders.

- Components of compensation should be tied to an evaluation of business and individual performance measured against metrics that directly drive our business strategy.

- Compensation plans should provide a direct line of sight to company performance.

- Compensation programs should be aligned with market practices.

- Compensation programs should serve to both motivate and retain talent.

Names Executive Officers (NEOs) for 2024

For the 2024 fiscal year ended February 1, 2025, the NEOs were:

Name	Title
W. Rodney McMullen*	Former Chairman and Chief Executive Officer
Todd Foley	Senior Vice President and Interim Chief Financial Officer
Mary Ellen Adcock	Executive Vice President and Chief Merchant and Marketing Officer
Yael Cosset	Executive Vice President and Chief Digital Officer
Timothy A. Massa	Executive Vice President and Associate Experience Officer
Gary Millerchip**	Former Senior Vice President and Chief Financial Officer

*As disclosed on our Form 8-K filed with the SEC on March 3, 2025, Mr. McMullen resigned as Chairman and Chief Executive Officer on March 2, 2025. On March 2, 2025, the Board appointed Mr. Ronald Sargent, previously the Board's Lead Director, as Interim Chief Executive Officer and Chairman of the Board. This Compensation Discussion & Analysis reflects the compensation received by Mr. McMullen for his services for the fiscal year ended February 1, 2025.

**As disclosed on our Form 8-K filed with the SEC on February 5, 2024, Mr. Millerchip resigned as Senior Vice President and Chief Financial Officer, and Mr. Foley served as Interim Chief Financial Officer during the remainder of the fiscal year ended February 1, 2025.



Notice of 2025 Annual Meeting of Shareholders

Fellow Kroger Shareholders:

We are pleased to invite you to join us for Kroger's 2025 Annual Meeting of Shareholders on June 26, 2025, at 11:00 a.m. eastern time. The 2025 Annual Meeting of Shareholders will be a completely virtual meeting conducted via webcast. We believe this is the most effective approach for enabling the highest possible attendance.

You will be able to participate in the virtual meeting online, vote your shares electronically, and submit questions during the meeting by visiting www.virtualshareholdermeeting.com/KR2025.

When:	June 26, 2025, at 11:00 a.m. eastern time.
Where:	Webcast at www.virtualshareholdermeeting.com/KR2025
Items of Business:	1. To elect 10 director nominees
	2. To approve our executive compensation, on an advisory basis.
	3. To ratify the selection of our independent auditor for fiscal year 2025.
	4. To vote on three shareholder proposals, if properly presented at the meeting.
	5. To transact other business as may properly come before the meeting.
Who can Vote:	Holders of Kroger common shares at the close of business on the record date April 28, 2025 are entitled to notice of and to vote at the meeting.
How to Vote:	**YOUR VOTE IS EXTREMELY IMPORTANT NO MATTER HOW MANY SHARES YOU OWN!** Please vote your proxy in one of the following ways:

1. *By the internet,* you can vote by the Internet by visiting www.proxyvote.com.
2. *By telephone,* you can vote by telephone by following the instructions on your proxy card, voting instruction form, or notice.
3. *By mail,* you can vote by mail by signing and dating your proxy card if you requested printed materials, or your voting instruction form, and returning it in the postage-paid envelope provided with this proxy statement.
4. *By mobile device*, by scanning the QR code on your proxy card, notice of internet availability of proxy materials, or voting instruction form.
5. *By attending and voting electronically* during the virtual Annual Meeting at www.virtualshareholdermeeting.com/KR2025.

Attending the Meeting:	Shareholders holding shares at the close of business on the record date may attend the virtual meeting. You will be able to attend the Annual Meeting, vote and submit your questions in advance of and in real-time during the meeting via a live audio webcast by visiting www.virtualshareholdermeeting.com/KR2025. To participate in the meeting, you must have your sixteen-digit control number that is shown on your Notice of Internet Availability of Proxy Materials or on your proxy card if you receive the proxy materials by mail.

  Our Board of Directors unanimously recommends that you vote "FOR ALL" of Kroger's director nominees on the proxy card, "FOR" the management proposals 2 and 3, and "AGAINST" the shareholder proposals 4 through 6.

  We appreciate your continued confidence in Kroger, and we look forward to your participation in our virtual meeting.

May 15, 2025   By Order of the Board of Directors,
Cincinnati, Ohio   Christine S. Wheatley, Secretary

May 15, 2025

We are providing this notice, proxy statement, and annual report to the shareholders of The Kroger Co. ("Kroger", "we", "us", "our") in connection with the solicitation of proxies by the Board of Directors of Kroger (the "Board") for use at the Annual Meeting of Shareholders to be held on June 26, 2025 at 11:00 a.m. eastern time, and at any adjournments thereof. The Annual Meeting will be held virtually and can be accessed online at www.virtualshareholdermeeting.com/KR2025. There is no physical location for the 2025 Annual Meeting of Shareholders.

Our principal executive offices are located at 1014 Vine Street, Cincinnati, Ohio 45202-1100. Our telephone number is 513-762-4000. This notice, proxy statement, and annual report, and the accompanying proxy card are first being sent or given to shareholders on or about May 15, 2025.

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to be Held on June 26, 2025

The Notice of 2025 Annual Meeting,Proxy Statement and 2024 Annual Report and the means to vote by internet are available at www.proxyvote.com.

Kroger Corporate Governance Practices

Kroger is committed to strong corporate governance. We believe that strong governance builds trust and promotes the long-term interests of our shareholders. Highlights of our corporate governance practices include the following:

Board Governance Practices

- ✓ Strong Board oversight of enterprise risk.

- ✓ Strong experienced independent Lead Director with clearly defined role and responsibilities.

- ✓ Commitment to Board refreshment and diversity of skills, background and experience.

- ✓ Annual evaluation of the Chairman and CEO by the independent directors, led by the independent Lead Director.

- ✓ All director nominees are independent, except for the CEO.

- ✓ All five Board Committees are fully independent.

- ✓ Annual Board and Committee self-assessments conducted by independent Lead Director or an independent third party.

- ✓ Regular executive sessions of the independent directors, at the Board and Committee level.

- ✓ High degree of Board interaction with management to ensure successful oversight and succession planning.

- ✓ Balanced tenure.

- ✓ Robust shareholder engagement program.

- ✓ Robust code of ethics.

Shareholder Rights

- ✓ Annual director election.

- ✓ Simple majority standard for uncontested director elections and plurality in contested elections.

- ✓ No poison pill.

- ✓ Shareholders have the right to call a special meeting.

- ✓ Robust, long-standing shareholder engagement program with regular engagements, including with Lead Director, to better understand shareholders' perspectives and concerns on a broad array of topics.

- ✓ Adopted proxy access for director nominees, enabling a shareholder, or group of up to 20 shareholders, holding 3% of the Company's common shares for at least three years to nominate candidates for the greater of two seats or 20% of Board nominees.

Compensation Governance

- ✓ Robust clawback and recoupment policy in compliance with NYSE listing rules.

- ✓ Pay program tied to performance and business strategy.

- ✓ Majority of pay is long-term and at-risk with no guaranteed bonuses or salary increases.

- ✓ Stock ownership guidelines align executive and director interests with those of shareholders.

- ✓ Prohibition on all hedging, pledging, and short sales of Kroger securities by directors and executive officers.

- ✓ No tax gross-up payments to executives.

Responsible Business Strategy

- ✓ Long-standing Board Committee dedicated to oversight of topics related to corporate responsibility— Public Responsibilities Committee — formed in 1977.

- ✓ Annual report sharing progress for Kroger's responsible business strategy and Zero Hunger | Zero Waste impact plan, including efforts to improve Food Access and Affordability, Health and Nutrition, and Waste and Circularity.

- ✓ The 2024 Environmental, Social and Governance report represents the 18th year of describing our progress and initiatives regarding sustainability and other matters of corporate responsibility.

- ✓ Ongoing engagement with shareholders and other stakeholders on a wide range of sustainability and social impact topics.

- ✓ Kroger's *Thriving Together* strategy builds on our long history of operating responsibly, advancing opportunity and sustainability in our own operations and supply chain, and giving back meaningfully to our communities.

  - o The strategy reflects our Purpose – to Feed the Human Spirit – and aims to achieve positive, lasting changes for our associates, customers and communities. The centerpiece of Kroger's strategy is our Zero Hunger | Zero Waste impact plan. Introduced in 2017, Zero Hunger | Zero Waste is an industry-leading plan focused on ending hunger and waste in our communities.

  - o Our strategy focuses on material topics of importance to our business, our communities and other key stakeholders. Key topics, informed by a structured materiality assessment and community engagement, align to three strategic pillars: People, Planet and Governance.

Proposals to Shareholders

Item No. 1 – Election of Directors

You are being asked to elect 10 director nominees for a one-year term. The Committee memberships stated below are those in effect as of the date of this proxy statement.

| **FOR** | The Board of Directors unanimously recommends that you vote "FOR ALL" of Kroger's director nominees. |

Name	Age*	Primary Occupation	Independent	Director Since	A	C&T	CG	F	PR	Other Public Company Boards
Nora A. Aufreiter	65	Director Emeritus of McKinsey & Company	✓	2014				●	(Chair)	2
Kevin M. Brown	62	Executive Vice President and Chief Supply Chain Officer of Dell Technologies	✓	2021		●			●	
Elaine L. Chao	72	Former U.S. Secretary of Transportation and U.S. Secretary of Labor	✓	2021			●		●	2
Anne Gates	65	Former President of MGA Entertainment, Inc.	✓	2015	$ (Chair)		●			2
Karen M. Hoguet	68	Former Chief Financial Officer of Macy's, Inc.	✓	2019	$ ●			(Chair)		
Clyde R. Moore	71	Former Chairman of First Service Networks	✓	1997		(Chair)	●			
Ronald L. Sargent	69	Chairman of the Board and Interim Chief Executive Officer of The Kroger Co.		2006						2
J. Amanda Sourry Knox (Amanda Sourry)	61	Former President of North America for Unilever	✓	2021		●		●		1
Mark S. Sutton †	63	Former Chairman and Chief Executive Officer of International Paper	✓	2017		●	(Chair)			
Ashok Vemuri	57	Former Chief Executive Officer and Director of Conduent Incorporated	✓	2019	$ ●			●		1

A	Audit Committee	● Member	*Age as of record date
C&T	Compensation & Talent Development Committee	(cart) Committee Chair	† Lead Director
CG	Corporate Governance Committee	$ Financial Expert	
F	Finance Committee		
PR	Public Responsibilities Committee		

As of the date of this proxy statement, Kroger's Board of Directors consists of 10 members. Each nominee, if elected at the 2025 Annual Meeting, will serve until the annual meeting in 2026 or until his or her successor has been elected by the shareholders or by the Board pursuant to Kroger's Regulations, and qualified. Each of our director nominees identified in this proxy statement has consented to being named as a nominee in our proxy materials and has accepted the nomination and agreed to serve as a director if elected by Kroger's shareholders.

Kroger's Articles of Incorporation provide that the vote required for election of a director nominee by the shareholders, except in a contested election or when cumulative voting is in effect, is the affirmative vote of a majority of the votes cast for or against the election of a nominee.

The experience, qualifications, attributes, and skills that led the Corporate Governance Committee and the Board to conclude that the following individuals should serve as directors are set forth opposite each individual's name. The chart below shows the skills and experience that we consider important for our directors in light of our current business, strategy, and structure. In addition, all of our Director Nominees demonstrate the following qualities:

Key Attributes and Skills of All Kroger Director Nominees

- Intellectual and analytical skills
- High integrity and business ethics
- Strength of character and judgment
- Ability to devote significant time to Board duties
- Desire and ability to continually build expertise in emerging areas of strategic focus for our Company
- Demonstrated support of our longstanding values of diversity and inclusion

- Business and professional achievements
- Ability to represent the interests of all shareholders
- Knowledge of corporate governance matters
- Understanding of the advisory and proactive oversight responsibility of our Board
- Comprehension of the responsibility of a public company director and the fiduciary duties owed to shareholders
- Ability to work cooperatively with other members of the Board

	Nora Aufreiter	Kevin Brown	Elaine Chao	Anne Gates	Karen Hoguet	Clyde Moore	Ronald Sargent	Amanda Sourry	Mark Sutton	Ashok Vemuri	Total (of 10)
Business Management	•	•	•	•	•	•	•	•	•	•	10
Retail	•			•	•		•	•			5
Consumer	•	•	•	•	•		•	•			7
Financial Expertise	•	•	•	•	•	•	•	•	•	•	10
Risk Management		•	•	•	•	•	•	•	•	•	9
Operations & Technology	•	•	•	•	•	•	•	•	•	•	10
Responsible Business Practices	•	•	•	•	•	•	•	•	•	•	10
Manufacturing		•		•		•			•		4

Board Nominees for Directors for Terms of Office Continuing until 2026



Age
65

Director Since
2014

Committees:
Finance
Public Responsibilities[1]

Qualifications:
Business Management
Retail
Consumer
Financial Expertise
Operations & Technology
Responsible Business Practices

Nora A. Aufreiter

Ms. Aufreiter is Director Emeritus of McKinsey & Company, a global management consulting firm. She retired in June 2014 after more than 27 years with McKinsey, most recently as a director and senior partner. During that time, she worked extensively in the U.S., Canada, and internationally with major retailers, financial institutions, and other consumer-facing companies. Before joining McKinsey, Ms. Aufreiter spent three years in financial services working in corporate finance and investment banking. She is a member of the Board of Directors of The Bank of Nova Scotia and is chair of the Board of Directors of MYT Netherlands Parent B.V., the parent company of MyTheresa.com, an e-commerce retailer. She is also on the board of a privately held company, Cadillac Fairview, a subsidiary of Ontario Teachers' Pension Plan, which is one of North America's largest owners, operators, and developers of commercial real estate. Ms. Aufreiter is chair of the board of St. Michael's Hospital and is a member of the Dean's Advisory Board for the Ivey Business School in Ontario, Canada.

Ms. Aufreiter has extensive broad business experience in a variety of retail sectors, including 10 years of corporate governance experience, 30 years of personnel and leadership development experience, and 10 years of real estate experience. Her vast experience in leading McKinsey's North American Retail Practice, North American Branding service line and the Consumer Digital and Omnichannel service line is of particular value to the Board. In addition, during her tenure with McKinsey, the firm advised consulting clients on a variety of matters, including sustainability topics and setting and achieving sustainability goals, which is of value to the Board and the Public Responsibilities Committee. Ms. Aufreiter has served on our Public Responsibilities Committee for ten years, the last five as chair. Ms. Aufreiter holds a certificate in sustainability from the Stanford Doer School. In 2021, she led the Board's review of its responsible business strategy to clarify committee oversight of the different elements on this strategy. She also brings to the Board valuable insight on commercial real estate. In her current role as Chair of the Human Capital and Compensation Committee for the Bank of Nova Scotia, Ms. Aufreiter has responsibility for overseeing senior management succession and CEO evaluation and incentive compensation. In her previous role as Chair of the Corporate Governance Committee of The Bank of Nova Scotia, Ms. Aufreiter had responsibility for overseeing shareholder engagement, board succession planning, and ESG strategy and priorities. This experience is of particular value to the Board and to her role as the Chair of the Public Responsibilities Committee.

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[1]Denotes Chair of Committee



Age	Director Since
62	2021

Committees:
Compensation and Talent Development
Public Responsibilities

Qualifications:
Business Management
Consumer
Financial Expertise
Risk Management
Operations & Technology
Responsible Business Practices
Manufacturing

Kevin M. Brown

Mr. Brown is the Executive Vice President of Global Operations and Chief Supply Chain Officer at Dell Technologies, a leading global technology company. His previous roles at Dell include senior leadership roles in procurement, product quality, and manufacturing. Mr. Brown joined Dell in 1998 and has held roles of increasing responsibility throughout his career, including Chief Procurement Officer and Vice President, ODM Fulfillment & Supply Chain Strategy before being named Chief Supply Chain Officer in 2013. Before Dell, he spent 10 years in the shipbuilding industry at Newport News Shipbuilding, where he held leadership roles in reactor plant engineering, construction management and facilities. Mr. Brown currently serves on the National Committee of the Council on Foreign Relations and the boards of the John F. Kennedy Library Foundation, The Howard University Center for Supply Chain Excellence and the George Washington University National Advisory Counsel for the School of Engineering.

Mr. Brown is a global leader with extensive leadership experience and supply chain innovation experience. His efforts led Dell to be recognized as having one of the most efficient, sustainable, and innovative supply chains. Mr. Brown has established himself as an authority on sustainable business practices. His combined deep global supply chain and procurement expertise and track record of sustainability and resilience leadership, as well as his experience in circular economic business practices, are of value to the Board in his roles as director and member of the Public Responsibilities Committee. His deep expertise in all matters related to supply chain, supply chain resilience, and risk and crisis management are of particular value to the Board.



Age | Director Since
72 | 2021

Committees:
Corporate Governance
Public Responsibilities

Qualifications:
Business Management
Consumer
Financial Expertise
Risk Management
Operations & Technology
Responsible Business Practices

Elaine L. Chao

Ms. Chao served as the 18th U.S. Secretary of Transportation from January 2017 until January 2021. Prior thereto, she served as the 24th U.S. Secretary of Labor from January 2001 until January 2009, and was the first woman of Asian American & Pacific Islander heritage to serve in a President's cabinet in history. Previously, Ms. Chao was President and CEO of United Way of America, Director of the Peace Corps, and a banker with Citicorp and BankAmerica Capital Markets Group. She earned her M.B.A. from Harvard Business School and has served on a number of Fortune 500 boards. She currently serves on the Board of Directors of ChargePoint Holdings, Inc., a new economy technology company in the mobile sector focusing on sustainable and environmentally friendly transportation, and of Mobileye Global Inc., a leader in the development and deployment of advanced driver assisted systems and autonomous driving technologies and solutions. In the past five years, she also served as a director of Embark Technology, Inc. and Hyliion Holdings Corp. Recognized for her extensive record of accomplishments and public service, she is also the recipient of 38 honorary doctorate degrees. In her capacity as a director on numerous public boards while out of government, she has advocated for innovation and business transformations. She has also been a director on many private and nonprofit boards, including Harvard Business School Board of Dean's Advisors and Global Advisory Board, Los Angeles Organizing Committee for the Olympic and Paralympic Games 2028, and a trustee of the Kennedy Center for the Performing Arts.

Ms. Chao brings to the Board extensive experience in the public, private, and non-profit sectors. In her two cabinet positions, she led high-profile organizations, navigating complex regulatory and public policy environments, and she provides the Board with valuable insight on strategy, logistics, transportation, and workforce issues. Under her leadership, the Department of Labor set up a record number of health and safety partnerships with labor unions. While she was Director of the Peace Corps, she launched the first Peace Corps programs in the newly independent Baltic states and the former republics of the former Soviet Union, including Ukraine. This experience leading social impact at scale is of value to the Board in her role as an independent director and member of the Public Responsibilities Committee. Ms. Chao's leadership and governance expertise gained from her government service, nonprofits, and public company boards is of value to the Board.



Age
65

Director Since
2015

Committees:
Audit[1]
Corporate Governance

Qualifications:
Business Management
Retail
Consumer
Financial Expertise
Risk Management
Operations & Technology
Responsible Business Practices
Manufacturing

Anne Gates

Ms. Gates was President of MGA Entertainment, Inc., a privately-held developer, manufacturer, and marketer of toy and entertainment products for children, from 2014 until her retirement in 2017. Ms. Gates held roles of increasing responsibility with The Walt Disney Company from 1992-2012. Her roles included Chief Financial Officer for Disney Consumer Products (DCP and Managing Director, DCP, Europe, and emerging markets. She is currently the Chair of the Board of Directors of Tapestry, Inc., where she serves as Chair of the Governance Committee, serves on the Audit Committee, and is on the Tapestry Foundation Board. She is also a director of Raymond James Financial, Inc., where she is the Chair of the Nominating and Corporate Governance Committee and a member of the Audit Committee. She is also a member of the Boards of the Salzburg Global Seminar, PBS SoCal, Save the Children, and the Packard Foundation.

Ms. Gates has extensive experience in the retail and consumer products industry. She brings to the Board financial expertise gained while serving as President of MGA and CFO of a division of The Walt Disney Company. Ms. Gates has a broad business background in finance, marketing, strategy, and business development, including international business. As the Chair of the Corporate Governance Committee at Raymond James Financial, Inc., she oversees their code of ethics, Board composition, shareholder proposals, and shareholder engagement efforts. These experiences combined with her experience as the Chair of the board of Tapestry and its Governance Committee are also of particular value to the Board in her role as an independent director and member of the Corporate Governance Committee. Her financial leadership and consumer products expertise is of particular value to the Board. Ms. Gates has been designated an Audit Committee financial expert and serves as Chair of the Audit Committee.



Age
68

Director Since
2019

Committees:
Audit
Finance[1]

Qualifications:
Business Management
Retail
Consumer
Financial Expertise
Risk Management
Operations & Technology
Responsible Business Practices

Karen M. Hoguet

Ms. Hoguet served as the Chief Financial Officer of Macy's, Inc. from October 1997 until July 2018 when she became a strategic advisor to the Chief Executive Officer until her retirement in 2019. Previously, she served on the board of Nielsen Holdings plc, as the chairman of the Audit Committee and a member of the Finance Committee. She also serves on the board of UC Health.

Ms. Hoguet has extensive broad financial and operational leadership experience within the omnichannel retail sector. She has a proven track record of success in driving transformations, delivering strong financial performance, and forming strong relationships with investors and industry analysts. She has extensive knowledge across all areas of finance, including financial planning, investor relations, M&A, accounting, treasury and tax, as well as strategic planning, credit card services and real estate. Ms. Hoguet played a critical role in the successful turnaround of Federated Department Stores, from bankruptcy to an industry leading omnichannel retailer, which was accomplished through acquisitions, divestiture and other strategic changes including building an omnichannel model and developing a new strategic approach to real estate. Her long tenure as a senior executive of a publicly traded company with financial, audit, strategy, and risk oversight experience is of value to the Board as is her public company experience, both as a long-serving executive, and as a board member. In addition, her strong business acumen, understanding of diverse cross-functional issues, and ability to identify potential risks and opportunities are also of value to the Board. Ms. Hoguet has been designated an Audit Committee financial expert and serves as Chair of the Finance Committee.

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[1] Denotes Chair of Committee



Age
71

Director Since
1997

Committees:
Compensation & Talent Development[1]
Corporate Governance

Qualifications:
Business Management
Financial Expertise
Risk Management
Operations & Technology
Responsible Business Practices
Manufacturing

Clyde R. Moore

Mr. Moore was Chairman and Chief Executive Officer of First Service Networks, a national provider of facility and maintenance repair services, from 2000 to 2014, and Chairman until his retirement in 2015. Previously, Mr. Moore was President and CEO of Thomas & Betts, a global manufacturer of electric connectors and components, and President and COO of FL Industries, Inc., an electrical component manufacturing company. Mr. Moore is currently President and CEO of Gliocas LLC, a management consulting firm serving small businesses and non-profits. Mr. Moore was a leader in the founding of the Industry Data Exchange Association (IDEA), which standardized product identification data for the electrical industry, allowing the industry to make the successful transition to digital commerce. Mr. Moore was Chairman of the National Electric Manufacturers Association and served on the Executive Committee of the Board of Governors of the National Association of Manufacturers. He served on the advisory board of Mayer Electrical Supply for over 20 years, including time as lead director, until the sale of the company in late 2021.

Mr. Moore has extensive general management experience in public and private companies. He has extensive experience as a corporate leader overseeing all aspects of a facilities management firm and numerous manufacturing companies. Mr. Moore's expertise broadens the scope of the Board's experience to provide oversight to Kroger's facilities, digital, and manufacturing businesses, and he has a wealth of Fortune 500 experience in implementing technology transformations. Additionally, his expertise and leadership as Chair of the Compensation Committee is of particular value to the Board. Mr. Moore's participation on the Corporate Governance Committee is also of value to the Board.



Age
69

Director Since
2006

Qualifications:
Business Management
Retail
Consumer
Financial Expertise
Risk Management
Operations & Technology
Responsible Business Practices

Ronald L. Sargent

Mr. Sargent was elected Chairman of the Board and Interim Chief Executive Officer in March 2025. Prior thereto, he served as Lead Director of the Board of Directors since 2017. Mr. Sargent was Chairman and Chief Executive Officer of Staples, Inc., a business products retailer, where he was employed from 1989 until his retirement in 2017. Prior to joining Staples, Mr. Sargent spent 10 years with Kroger in various positions. He is a director of Five Below, Inc. and Wells Fargo & Company. Currently, Mr. Sargent is a member of the board of directors of City of Hope and chairman of the board of directors of the John F. Kennedy Library Foundation.

Mr. Sargent has extensive retail experience, first with Kroger and then with increasing levels of responsibility and leadership at Staples, Inc. His efforts helped carve out a new market niche for the international retailer. In his role as Chair of the Wells Fargo Human Resources Committee, he oversees human capital management, human capital risk, and culture and ethics. In his role as a member of the Five Below Nominating and Corporate Governance Committee, he oversees social and environmental governance, including corporate citizenship. These committee experiences are of value to the Board. His understanding of retail operations, consumer insights, and e-commerce are also of value to the Board.



Age 61

Director Since 2021

Committees:
Compensation & Talent
Development
Finance

Qualifications:
Business Management
Retail
Consumer
Financial Expertise
Risk Management
Operations & Technology
Responsible Business Practices

J. Amanda Sourry Knox (Amanda Sourry)

Ms. Sourry was President of North America for Unilever, a personal care, foods, refreshment, and home care consumer products company, from 2018 until her retirement in December 2019. She held leadership roles of increasing responsibility during her more than 30 years at Unilever, both in the U.S. and Europe, including president of global foods, executive vice president of global hair care, and executive vice president of the firm's UK and Ireland business. From 2015 to 2017, she served as President of their Global Foods Category. Ms. Sourry currently serves on the board for PVH Corp., where she chairs the Compensation Committee and serves on the Nominating, Governance & Management Development Committee. She is also a non-executive director of OFI, a provider of on-trend, natural and plant-based products, focused on delivering sustainable and innovative solutions to consumers across the world, and a member of their Remuneration and Talent Committee, the Audit and Risk Committee, and the Sustainability Committee. She is also a supervisory director of Trivium Packaging B.V., a sustainable packaging company.

Ms. Sourry has extensive experience in the CPG and retail industry. As a member of PVH Corp.'s Nominating, Governance, & Management Development Committee, her experience with monitoring issues of corporate conduct and culture, and providing oversight of talent programs as it relates to management development, leadership assessment, and succession planning programs and processes is of particular value to her role as a member of the Compensation & Talent Development Committee and the Board. She brings to the Board her extensive global marketing and business experience in consumer-packaged goods as well as customer development, including overseeing Unilever's digital efforts. Ms. Sourry was actively involved in Unilever's global talent and sustainability initiatives, which is of value to the Board and to the Compensation & Talent Development Committee. She also has a track record of driving sustainable, profitable growth across scale operating companies and global categories in both developed and emerging markets. Ms. Sourry's history in profit and loss responsibility and oversight, brand management, people leadership, and capabilities development is of value to the Board.



Age 63

Director Since 2017

Committees:
Compensation & Talent
Development
Corporate Governance[1]

Qualifications:
Business Management
Financial Expertise
Risk Management
Operations & Technology
Responsible Business Practices
Manufacturing

Mark S. Sutton

Mr. Sutton was Chairman and Chief Executive Officer of International Paper, a leading global producer of renewable fiber-based packaging, pulp, and paper products until his retirement in 2024. Prior to becoming CEO in 2014, he served as President and Chief Operating Officer with responsibility for running International Paper's global business. Mr. Sutton joined International Paper in 1984 as an Electrical Engineer. He held roles of increasing responsibility throughout his career, including Mill Manager, Vice President of Corrugated Packaging Operations across Europe, the Middle East and Africa, Vice President of Corporate Strategic Planning, and Senior Vice President of several business units, including global supply chain. He serves on the board of directors of Louisiana State University Foundation.

Mr. Sutton has extensive leadership experience with increasing levels of responsibility and leadership at International Paper. At International Paper, he oversaw their robust sustainability disclosures which are aligned with GRI, and their Vision 2030, which set forth ambitious forest stewardship targets and plans to transition to renewable solutions and sustainable operations. He also oversaw International Paper's Vision 2030 goals pertaining to diversity and inclusion. He brings to the Board the critical thinking that comes with an electrical engineering background as well as his experience leading a global company with labor unions. His strong strategic planning background, manufacturing and supply chain experience, and his leadership are of value to the Board. Since March 2025, Mr. Sutton serves as Chair of the Corporate Governance Committee and Lead Director of the Board. Mr. Sutton's global executive leadership experience and his corporate governance experience as Chairman and CEO of International Paper serve as the basis for his leadership role as Lead Director.



Ashok Vemuri

Mr. Vemuri was Chief Executive Officer and a Director of Conduent Incorporated, a global digital interactions company, from its inception as a result of the spin-off from Xerox Corporation in January 2017 to 2019. He previously served as Chief Executive Officer of Xerox Business Services, LLC and as an Executive Vice President of Xerox Corporation from July 2016 to December 2016. Prior to that, he was President, Chief Executive Officer, and a member of the Board of Directors of IGATE Corporation, a New Jersey-based global technology and services company now part of Capgemini, from 2013 to 2015. Before joining IGATE, Mr. Vemuri spent 14 years at Infosys Limited, a multinational consulting and technology services company, in a variety of leadership and business development roles and served on the board of Infosys from 2011 to 2013. Prior to joining Infosys in 1999, Mr. Vemuri worked in the investment banking industry at Deutsche Bank and Bank of America. Mr. Vemuri is a member of the Board of Directors of Opal Fuels and is chair of its Audit Committee.

Mr. Vemuri brings to the Board a proven track record of leading technology services companies through growth and corporate transformations. His experience as CEO of global technology companies as well as his experience with cyber security and risk oversight are of value to the Board as he brings a unique operational, financial, and client experience perspective. Additionally, Mr. Vemuri served on our Public Responsibilities Committee which gives him additional perspectives on risk oversight that he brings to the Audit Committee. Mr. Vemuri has been designated an Audit Committee financial expert.

Age
57

Director Since
2019

Committees:
Audit
Finance

Qualifications:
Business Management
Financial Expertise
Risk Management
Operations & Technology
Responsible Business Practices

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[1] Denotes Chair of Committee

YOUR VOTE IS EXTREMELY IMPORTANT. The Board of Directors unanimously recommends a vote "FOR ALL" of Kroger's director nominees.

**Information Concerning the Board of Directors**

Board Leadership Structure and Independent Lead Director

Kroger has a governance structure in which independent directors exercise meaningful and rigorous oversight. The Board's leadership structure, in particular, is designed with those principles in mind and to allow the Board to evaluate its needs and determine, from time to time, who should lead the Board. Our Corporate Governance Guidelines (the "*Guidelines*") provide the flexibility for the Board to modify our leadership structure in the future as appropriate. We believe that Kroger is well-served by this flexible leadership structure.

In order to promote thoughtful oversight, independence, and overall effectiveness, the Board's leadership includes Mr. Sargent, our Chairman and Interim CEO, and Mr. Sutton, our independent Lead Director, who was designated by the Board among the independent directors. The Lead Director works with the Chairman to share governance responsibilities, facilitate the development of Kroger's strategy, and grow shareholder value. The Lead Director serves a variety of roles, consistent with current best practices, including:

- reviewing and approving Board meeting agendas, materials, and schedules to confirm that the appropriate topics are reviewed, with sufficient information provided to directors on each topic and appropriate time is allocated to each;
- serving as the principal liaison between the Chairman, management, and the independent directors;
- presiding at the executive sessions of independent directors and at all other meetings of the Board at which the Chairman is not present;
- calling meetings of independent directors at any time; and
- serving as the Board's representative for any consultation and direct communication, following a request, with major shareholders.

The independent Lead Director carries out these responsibilities in numerous ways, including by:

- facilitating communication and collegiality among the Board members;
- soliciting direct feedback from independent directors;
- overseeing the succession planning process, including meeting with a wide range of associates including corporate and division management associates;
- meeting with the CEO frequently to discuss strategy;
- serving as a sounding board and advisor to the CEO; and
- leading an annual CEO evaluation process.

Unless otherwise determined by the independent members of the Board, the Chair of the Corporate Governance Committee is designated as the Lead Director. Mr. Sutton, an independent director and the Chair of the Corporate Governance Committee, was appointed as our Board's independent Lead Director in March 2025. Mr. Sutton is an effective Lead Director for Kroger due to, among other things, his:

- independence;
- deep strategic and operational understanding of Kroger obtained while serving as a Kroger director;
- insight into corporate governance;
- experience as the CEO of a global manufacturing and sustainable packaging company with labor unions; and
- engagement and commitment to carrying out the role and responsibilities of the Lead Director.

With respect to the roles of Chairman and CEO, the *Guidelines* provide that the Board will determine whether it is in the best interests of Kroger and its shareholders for the roles to be combined. The Board exercises this judgment as it deems appropriate in light of prevailing circumstances. The Board believes that this leadership structure improves the Board's ability to focus on key policy and operational issues and helps the Company operate in the long-term interest of shareholders. Additionally, this structure provides an effective balance between strong Company leadership and appropriate safeguards and oversight by independent directors. Our CEO's strong background in finance, retail and ecommerce operations, consumer insights, and strategic collaborations is particularly important to the Board given Kroger's current growth strategy. Our CEO's leadership, deep retail expertise, and extensive knowledge of the Company gained through his prior experience as a Kroger associate and 19 years on the Board of Directors, the last six years as Lead Director, are also especially critical in the midst of the rapidly evolving retail and digital landscape. The Board believes that the structure of the Chairman and independent Lead Director position should continue to be considered as part of the succession planning process.

Board Composition

Our director nominees reflect a wide array of experience, skills, and backgrounds. Each director is individually qualified to make unique and substantial contributions to Kroger. Collectively, our directors' diverse viewpoints and independent-mindedness enhance the quality and effectiveness of Board deliberations and decision-making. Our

Board is a dynamic group of new and experienced members, which reflects an appropriate balance of institutional knowledge and fresh perspectives about Kroger due to the varied length of tenure on the Board. We believe this blend of qualifications, attributes, and tenure enables highly effective Board leadership.

When evaluating potential nominees to our Board, the Corporate Governance Committee considers director candidates who would help the Board reflect the diversity of our shareholders, associates, customers, and the communities in which we operate, including by considering their geographic locations to align directors' physical locations with Kroger's operating areas where possible. Four of our 10 director nominees self-identify as racially/ethnically diverse and five of our 10 directors are women.

The Corporate Governance Committee and Board believe that our director nominees for election at our 2025 Annual Meeting bring to our Board a variety of different experiences, skills, and qualifications that contribute to a well-functioning Board that effectively oversees the Company's strategy and management. The average tenure of our director nominees is 10 years, with three having less than five years, four having five to ten years, and three having more than 10 years.

Board Succession Planning and Director Nominee Selection Process

Board succession planning is an ongoing, year-round process. The Corporate Governance Committee recognizes the importance of thoughtful Board refreshment and engages in a continuing process of identifying attributes sought for future Board members. The Corporate Governance Committee takes into account the Board and Committee evaluations regarding the specific qualities, skills, and experiences that would contribute to overall Board and Committee effectiveness, as well as the future needs of the Board and its Committees in light of Kroger's current and long-term business strategies, and the skills and qualifications of directors who are expected to retire in the future including as a result of our Board retirement policy. Under our policy, directors retire at the annual meeting following their 72nd birthday, unless: (A) on that date, the director has served on the Board for fewer than ten years, in which case the director will retire from the Board on the date of the annual meeting next following the earlier of (i) the director's 75th birthday or (ii) the 10- year anniversary of the director's initial election to the Board; or (B) the Board determines that it is in the best interests of the Company to extend the retirement date for an additional period of time as deemed reasonable and appropriate by the Board.

The Corporate Governance Committee is responsible for recommending to the Board a slate of nominees for election at each annual meeting of shareholders. The Corporate Governance Committee recruits candidates for Board membership through its own efforts and through recommendations from other directors and shareholders. In addition, the Corporate Governance Committee retains an independent, third-party search firm to assist in identifying and recruiting director candidates who meet the criteria established by the Corporate Governance Committee.

These criteria are:

- demonstrated ability in fields considered to be of value to the Board, including business management, retail, consumer, operations, technology, financial, sustainability, manufacturing, public service, education, science, law, and government;

- experience in high growth companies and nominees whose business experience can help the Company innovate and derive new value from existing assets;

- highest standards of personal character and conduct;

- willingness to fulfil the obligations of directors and to make the contribution of which he or she is capable, including regular attendance and participation at Board and Committee meetings, and preparation for all meetings, including review of all meeting materials provided in advance of the meeting; and

- ability to understand the perspectives of Kroger's customers, taking into consideration the diversity of our associates, customers, including regional and geographic differences.

The Corporate Governance Committee also considers the specific experience and abilities of director candidates in light of our current business, strategy, and structure, and the current or expected needs of the Board in its identification and recruitment of director candidates and diversity of experience, skills and background.

The criteria for Board membership applied by the Corporate Governance Committee in its evaluation of potential Board members does not vary based on whether a candidate is recommended by our directors, a third-party search firm, or shareholders.

Identifying Director Candidates	Review of Candidate Pool	In-Depth Candidate Review	Recommend Director Nominee Slate
Potential candidates for director may be identified by our directors, third-party search firm or shareholders.	The Governance Committee reviews candidates to determine whether candidates warrant further consideration.	Candidates will meet with Governance Committee members and be evaluated for independence and potential conflicts, skills and experience and diversity.	The Governance Committee recommends candidates for appointment or election to the Board.

Candidates Nominated by Shareholders

The Corporate Governance Committee will consider shareholder recommendations for director nominees for election to the Board. If shareholders wish to nominate a person or persons for election to the Board at our 2026 annual meeting, written notice must be submitted to Kroger's Secretary, and received at our executive offices, in accordance with Kroger's Regulations, not later than March 31, 2026. Such notice should include the name, age, business address, and residence address of such person, the principal occupation or employment of such person, the number of Kroger common shares owned of record or beneficially by such person and any other information relating to the person that would be required to be included in a proxy statement relating to the election of directors. The Secretary will forward the information to the Corporate Governance Committee for its consideration. The Corporate Governance Committee will use the same criteria in evaluating candidates submitted by shareholders as it uses in evaluating candidates identified by the Corporate Governance Committee, as described above. See "Director Nominee Selection Process."

Additionally, to comply with the universal proxy rules, shareholders who intend to solicit proxies in support of director nominees other than our nominees must provide notice to Kroger's Secretary that sets forth the information required by Rule 14a-19 of the Exchange Act no later than April 27, 2026, and must comply with the additional requirements of Rule 14a-19(b).

Eligible shareholders have the ability to submit director nominees for inclusion in our proxy statement for the 2026 annual meeting of shareholders. To be eligible, shareholders must have owned at least 3% of our common shares for at least three years. Up to 20 shareholders are able to aggregate for this purpose. Nominations must be submitted to our Corporate Secretary at our principal executive offices no earlier than December 16, 2025 and no later than January 15, 2026.

Annual Board Evaluation Process

The Board and each of its Committees conduct an annual evaluation to determine whether the Board is functioning effectively both at the Board and at the Committee levels. As part of this annual evaluation, the Board assesses whether the current leadership structure and function continues to be appropriate for Kroger and its shareholders, including in consideration of director succession planning.

Every year, the Board's goal is to increase the effectiveness of the Board and the results of these evaluations are used for this purpose. The Board recognizes that a robust evaluation process is an essential component of strong corporate governance practices and ensuring Board effectiveness. The Corporate Governance Committee oversees an annual evaluation process led by either the Lead Independent Director or an independent third party.

Each director completes a detailed annual evaluation of the Board and the Committees on which he or she serves and the Lead Director or an independent third-party conducts interviews with each of the directors. This year, the annual evaluation was conducted by the Lead Director.

Topics covered include, among others:
- The effectiveness of the Board and Board Committees and the active participation of all directors
- The Board and Committees' skills and experience and whether additional skills or experience are needed
- The effectiveness of Board and Committee meetings, including the frequency of the meetings
- Board interaction with management, including the level of access to management, and the responsiveness of management
- The effectiveness of the Board's evaluation of management performance
- Additional subject matters the Board would like to see presented at their meetings or Committee meetings
- Board's governance procedures
- The culture of the Board to promote participation in a meaningful and constructive way

The results of this Board evaluation are discussed by the full Board and each Committee, as applicable, and changes to the Board's and its Committees' practices are implemented as appropriate.

Over the past several years, this evaluation process has contributed to various enhancements in the way the Board and the Committees operate, including increased focus on continuous Board refreshment and diversity of experience, skills and backgrounds of its members as well as ensuring that Board and Committee agendas are appropriately focused on strategic priorities and provide adequate time for director discussion and input.

Outside Board Service

No director who is an officer of the Company may serve as a director of another company without the approval of the Corporate Governance Committee. Directors who are not officers of the Company may not serve as a director of another company if in so doing such service would interfere with the director's ability to properly perform his or her responsibilities on behalf of the Company and its shareholders, as determined by the Corporate Governance Committee. Currently, our interim CEO serves on two other public company boards. None of our current directors serve on more than three total public company Boards, including Kroger's Board.

Director Onboarding and Engagement

All directors are expected to invest the time and energy required to gain an in-depth understanding of our business and operations in order to enhance their strategic value to our Board. We develop tailored onboarding plans for each new director. We arrange meetings for each new director with appropriate officers and associates in order to familiarize him or her with the Company's strategic plans, financial statements, and key policies and practices. We also provide training on fiduciary obligations of board members and corporate governance topics, as well as committee-specific onboarding. From time to time, the Company will provide Board members with presentations from experts within and outside of the Company on topics relevant to the Board's responsibilities. Any member of the Board may attend accredited third-party training, and the expenses will be paid by the Company. Board meetings are periodically held at a location away from our home office in a geography in which we operate. In connection with these Board meetings, our directors learn more about the local business environment through meetings with our regional business leaders and visits to our stores, competitors' stores, manufacturing facilities, distribution facilities, and/or customer fulfillment centers.

Committees of the Board of Directors

To assist the Board in undertaking its responsibilities, and to allow deeper engagement in certain areas of company oversight, the Board has established five standing Committees: Audit, Compensation and Talent Development ("Compensation"), Corporate Governance, Finance, and Public Responsibilities. All Committees are composed exclusively of independent directors, as determined under the NYSE listing standards. Each Committee has the responsibilities set forth in its respective charter, each of which has been approved by the Board. The current charter of each Board Committee is available on our website at ir.kroger.com under Investors — Governance — Corporate Governance Guidelines.

The current membership, 2024 meetings, and responsibilities of each Committee are summarized below:

Name of Committee, Number of Meetings, and Current Members	Primary Committee Responsibilities
Audit Committee **Meetings in 2024: 5** **Members:** Anne Gates, *Chair* Karen M. Hoguet Ashok Vemuri	• Oversees the Company's financial reporting and accounting matters, including review of the Company's financial statements and the audit thereof, the Company's financial reporting and accounting process, and the Company's systems of internal control over financial reporting • Selects, evaluates, and oversees the compensation and work of the independent registered public accounting firm and reviews its performance, qualifications, and independence • Oversees and evaluates the Company's internal audit function, including review of its audit plan, policies and procedures, and significant findings • Oversees enterprise risk assessment and risk management, including review of cybersecurity risks and regular reports received from management and independent third parties • Reviews significant legal and regulatory matters • Reviews and monitors the Company's operational and third-party compliance programs and updates thereto • Reviews Ethics Hotline reports and discusses material matters • Reviews and approves related party transactions • Conducts executive sessions with independent registered public accounting firm and Vice President, Internal Audit at each meeting • Conducts executive sessions with the Executive Vice President, General Counsel, and Secretary, Vice President and Chief Ethics & Compliance Officer, and Executive Vice President and Chief Financial Officer individually at least once per year

Name of Committee, Number of Meetings, and Current Members	Primary Committee Responsibilities
Compensation Committee **Meetings in 2024: 6** **Members:** Clyde R. Moore, Chair Kevin M. Brown Amanda Sourry Mark S. Sutton	• Recommends for approval by the independent directors the compensation of the CEO and approves the compensation of senior officers • Administers the Company's executive compensation policies and programs, including determining grants of equity awards under the plans • Reviews annual incentive plans and long-term incentive plan metrics and plan design • Reviews emerging legislation and governance issues and retail compensation trends • Reviews the Company's executive compensation peer group • Reviews CEO pay analysis • Reviews Human Capital Management • Has sole authority to retain and direct the Committee's compensation consultant • Assists the full Board with senior management succession planning • Conducts executive sessions with the Executive Vice President and Associate Experience Officer and independent compensation consultant
Corporate Governance Committee **Meetings in 2024: 2** **Members:** Mark S. Sutton, *Chair* Elaine L. Chao Anne Gates Clyde R. Moore	• Oversees the Company's corporate governance policies and procedures • Develops criteria for selecting and retaining directors, including identifying and recommending qualified candidates to be director nominees • Designates membership and Chairs of Board Committees • Oversees and administers Board evaluation process • Reviews the Board's performance • Establishes and reviews the practices and procedures by which the Board performs its functions • Reviews director independence, financial literacy, and designation of financial expertise • Administers director nomination process • Interviews and nominates candidates for director election • Reviews compliance with share ownership guidelines • Reviews and participates in shareholder engagement • Reviews and establishes independent director compensation • Oversees the annual CEO evaluation process conducted by the full Board

Name of Committee, Number of Meetings, and Current Members	Primary Committee Responsibilities
Finance Committee **Meetings in 2024: 5** **Members:** Karen M. Hoguet, *Chair* Nora A. Aufreiter Amanda Sourry Ashok Vemuri	• Oversees the Company's financial affairs and management of the Company's financial resources • Reviews the Company's annual and long-term financial plans, capital spending plans, capital allocation strategy, and use of cash • Approves and recommends for approval to the Board certain capital expenditures • Reviews the Company's dividend policy and share buybacks • Reviews strategic transactions, capital structure, including potential issuance of debt or equity securities, credit agreements, and other financing transactions • Monitors the investment management of assets held in pension and profit-sharing plans administered by the Company • Oversees the Company's policies and procedures on hedging, swaps, risk management, and other derivative transactions • Oversees the Company's engagement and relationships with, and standing in, the financial community

Public Responsibilities Committee
 	
Meetings in 2024: 3
 	
Members:
Nora A. Aufreiter, *Chair*
Kevin M. Brown
Elaine L. Chao
	• Reviews the practices of the Company affecting its responsibility as a corporate citizen
	• Examines and reviews the Company's practices related to environmental sustainability, and social impact, including but not limited to
	  ✓ climate impacts
	  ✓ packaging
	  ✓ food and operational waste
	  ✓ food access
	  ✓ responsible sourcing
	  ✓ supplier opportunities
	  ✓ people safety, food safety, and pharmacy safety
	• Examines and reviews the Company's Sustainability and Social Impact strategy
	• Reviews the Company's community engagement and philanthropy
	• Reviews the Company's advocacy and public policy
	• Reviews the Company's communications and Corporate Brand stewardship
	• Assesses the Company's effort in evaluating and responding to changing public expectations and public issues that affect the business

Shareholder Engagement

Maintaining ongoing relationships with our shareholders, and understanding our shareholders' views, is a priority for both our Board and management team. We have a longstanding history of engaging with our shareholders through our investor relations program and our year-round governance outreach program, including participation for our Lead Director. In 2024, under the direction of the Board, we requested engagement meetings with 33 shareholders representing 61% of our outstanding shares and subsequently met with 21 shareholders representing 24% of our outstanding shares (many of those shareholders we met with more than once). Some investors we contacted either did not respond or confirmed that a discussion was not needed at that time.

ENGAGEMENT		COMMUNICATION		FEEDBACK
Executive management, Investor Relations, Corporate Affairs, and the General Counsel engage on a regular basis with shareholders to solicit feedback on a variety of corporate governance matters. We proactively manage relationships to foster open dialogue with, and capture feedback from, more than 70 organizations on over 40 ESG topics.		Kroger has a robust investor relations program, routinely interacting and communicating with shareholders through a number of other forums, including quarterly earnings presentations, SEC filings, and the Annual Report and Proxy Statement, the annual shareholder meeting, investor meetings and conferences and web communications. We also publish our Sustainability Report sharing our ESG strategy, and progress and achievements.		We share our shareholder feedback and trends and developments about corporate governance matters with our Board and its Committees as we seek to enhance our governance and ESG practices and improve our disclosures.

We conduct shareholder outreach throughout the year to engage with shareholders on issues that are important to them and us. During these engagements we discussed and solicited feedback on a range of topics, which informed Board discussions and decisions, including but not limited to:

Business Strategy

- Kroger's growth strategy, priorities, and value drivers
- Our strong value creation model and recent performance

Responsible Business Practices & Disclosures

- Discussions with investors regarding our responsible business strategy, *Thriving Together*, our topic management approach, and long-term sustainability and social impact goals
- Board oversight of *Thriving Together* and updated Committee responsibilities
- Annual ESG reporting and disclosures, including our alignment with the TCFD, SASB, and GRI reporting frameworks
- The centerpiece of our strategy is Zero Hunger | Zero Waste, an industry-leading platform for collective action and systems change to end hunger in our communities and eliminate waste across our Company

Human Capital Management

- Our focus on our associates' well-being, including increasing our average hourly associate wage, comprehensive benefits, and opportunities for internal progression and leadership development training
- Workforce demographics reporting studies
- Leadership development and succession planning

Compensation Structure

- Overview of compensation program design and alignment of pay and performance

- Consideration of short- and long-term metrics, including financial and non-financial metrics

- The balance of equity and cash compensation, as well as fixed versus at risk compensation

Board and Board Oversight

- Our Board's approach to board refreshment considering diversity of experience, skills and background, balance of tenure, and alignment of board skills and experience with Kroger's current and long-term business strategies

- Board and Committee responsibilities for oversight of responsible business strategy priorities, and approach to risk management

- Kroger's latest formal materiality assessment, conducted in alignment with principles of double materiality. Overall shareholders expressed appreciation for the opportunity to have an ongoing discussion and were complimentary of Kroger's responsible business practices. Specifically, shareholders recognized the actions we took to formalize our responsible business strategy, *Thriving Together,* and how our Board oversees this strategy, including our goals and initiatives. These conversations provided valuable insights into our shareholders' evolving perspectives, which were shared with our full Board.

Board's Response to Shareholder Proposals

Accountability to our shareholders continues to be an important component of our success. We actively engage with our shareholder proponents. Every year, following our Annual Shareholders' Meeting, our Corporate Governance Committee considers the voting outcomes for shareholder proposals. In addition, our Corporate Governance Committee and other Committees, as appropriate, consider proposed courses of action in light of the voting outcomes for shareholder proposals under their oversight, as well as feedback provided directly from our shareholders.

Corporate Governance Guidelines

The Board has adopted the *Guidelines,* which provide a framework for the Board's governance and oversight of the Company. The *Guidelines* are available on our website at ir.kroger.com under Investors — Governance — Corporate Governance Guidelines. Shareholders may also obtain a copy of the *Guidelines,* at no cost, by making a written request to Kroger's Secretary at our executive offices. Certain key principles addressed in the *Guidelines* are summarized below.

Independence

The Board has determined that all of the current independent directors and nominees have no material relationships with Kroger and satisfy the criteria for independence set forth in Rule 303A.02 of the NYSE Listed Company Manual. Therefore, all independent directors and nominees are independent for purposes of the NYSE listing standards. The Board made its determination based on information furnished to the Company by each of the directors regarding their relationships with Kroger and its management, and other relevant information. The Board considered, among other things, that

- the value of any business transactions between Kroger and entities with which the directors are affiliated falls below the thresholds identified by the NYSE listing standards, and
- no directors had any material relationships with Kroger other than serving on our Board.

The Board also considered that Kroger purchases from International Paper Company, where Mark Sutton was Chairman and Chief Executive Officer and from Dell Technologies Inc. where Kevin Brown is an officer. The Board determined that these transactions do no impair independence of either director as they are in the ordinary course of business on the same terms offered to similar purchases and do not exceed applicable independence thresholds.

Audit Committee Independence and Expertise

The Board has determined that Anne Gates, Karen M. Hoguet, and Ashok Vemuri, independent directors, each of whom is a member of the Audit Committee, are "Audit Committee Financial Experts" as defined by applicable Securities and Exchange Commission ("SEC") regulations and that all members of the Audit Committee are "financially literate" as that term is defined in the NYSE listing standards and are independent in accordance with Rule 10A-3 of the Securities Exchange Act of 1934.

Code of Ethics

The Board has adopted *The Kroger Co. Policy on Business Ethics*, applicable to all officers, associates, and directors, including Kroger's principal executive, financial, and accounting officers. The *Policy on Business Ethics* is available on our website at ir.kroger.com under Investors — Governance — Policy on Business Ethics. Shareholders may also obtain a copy of the *Policy on Business Ethics* by making a written request to Kroger's Secretary at our executive offices.

Communications with the Board

The Board has established two separate mechanisms for shareholders and interested parties to communicate with the Board. Any shareholder or interested party who has concerns regarding accounting, improper use of Kroger assets, or ethical improprieties may report these concerns via the toll-free hotline (800-689-4609) or website (ethicspoint.com) established by the Board's Audit Committee. The concerns are investigated by Kroger's Vice President, Chief Ethics and Compliance Officer, and the Vice President of Internal Audit and reported to the Audit Committee as deemed appropriate.

Shareholders or interested parties also may communicate with the Board in writing directed to Kroger's Secretary at our executive offices. Communications relating to personnel issues, ordinary business operations, or companies seeking to do business with us, will be forwarded to the business unit of Kroger that the Secretary deems appropriate. Other communications will be forwarded to the Chair of the Corporate Governance Committee for further consideration. The Chair of the Corporate Governance Committee will take such action as he or she deems appropriate, which may include referral to the full Corporate Governance Committee or the entire Board.

Executive Officer Succession Planning

The *Guidelines* provide that the Compensation Committee will review Company policies and programs for talent development and evaluation of executive officers and will review management succession planning. The Committee evaluates the specific qualities, skills and experience that are needed to support Kroger's current and long-term business strategies. The process around succession and understanding the skillsets needed to lead Kroger is comprehensive and refreshes each year.

Attendance

The Board held nine meetings in fiscal year 2024. During fiscal 2024, all incumbent directors attended at least 75% of the aggregate number of meetings of the Board and Committees on which that director served. Members of the Board are expected to use their best efforts to attend all annual meetings of shareholders. All Board members attended last year's virtual annual meeting.

Independent Compensation Consultants

The Compensation Committee directly engages a compensation consultant to advise the Compensation Committee in the design of Kroger's executive compensation. The Committee retained Korn Ferry to provide the Committee with assistance in evaluating Kroger's executive compensation programs and policies.

In fiscal 2024, Kroger paid Korn Ferry $232,750 for work performed for the Compensation Committee. Kroger, on management's recommendation, retained Korn Ferry to provide other services for Kroger in fiscal 2024 for which Kroger paid $1,643,911. These other services primarily related to the proposed merger with Albertsons, salary surveys, and coaching services. The Compensation Committee expressly approved Korn Ferry performing these additional services. After taking into consideration the NYSE's independence standards and the SEC rules, the Compensation Committee determined that Korn Ferry was independent, and their work has not raised any conflict of interest.

The Compensation Committee may engage an additional compensation consultant from time to time as it deems advisable.

Compensation Committee Interlocks and Insider Participation

No member of the Compensation Committee was an officer or associate of Kroger during fiscal 2024, and no member of the Compensation Committee is a former officer of Kroger or was a party to any related person transaction involving Kroger required to be disclosed under Item 404 of Regulation S-K. During fiscal 2024, none of our executive officers served on the board of directors or on the compensation committee of any other entity that has or had executive officers serving as a member of Kroger's Board of Directors or Compensation Committee of the Board.

The Board's Role in Risk Oversight

While risk management is primarily the responsibility of Kroger's management team, the Board is responsible for strategic planning and overall supervision of our risk management activities. The Board's oversight of the material risks faced by Kroger occurs at both the full Board level and at the Committee level, each of which may engage advisors and experts from time to time to provide advice and counsel on risk-related matters.

We believe that our approach to risk oversight optimizes our ability to assess inter-relationships among the various risks, make informed cost-benefit decisions, and approach emerging risks in a proactive manner for Kroger. We also believe that our risk oversight structure complements our current Board leadership structure, as it allows our independent directors, through the five fully independent Board Committees, and in executive sessions of independent directors led by the Lead Director, to exercise effective oversight of the actions of management's identification of risk and implementation of effective risk management policies and controls.

The Board receives presentations throughout the year from various department and business unit leaders that include discussion of significant risks, including newly identified and evolving high priority risks. When new risks are identified, management conducts, and either the full Board or the appropriate Board committee reviews and discusses, an enterprise risk assessment related to such new risks which may include human capital, supply chain, associate and customer health and safety, legal, regulatory, and other risks. Management and the Board then discuss the relative severity of each category of risk as well as mitigating actions and considerations relating to disclosures of material risks.

At each Board meeting, the CEO addresses matters of particular importance or concern, including any significant areas of risk, such as newly identified risks, that require Board attention. Additionally, through dedicated sessions focusing entirely on corporate strategy, the full Board reviews in detail Kroger's short- and long-term strategies, including consideration of significant risks facing Kroger – either immediately or longer term – and their potential impact. The independent directors, in executive sessions led by the Lead Director, address matters of particular concern, including significant areas of risk, that warrant further discussion or consideration outside the presence of Kroger employees. At the committee level, reports are given by management subject matter experts to each Committee on risks within the scope of their charters. Each Committee reports to the full Board at each meeting, including any areas of risk discussed by the Committee.

The Audit Committee has oversight responsibility not only for financial reporting of Kroger's major financial exposures and the steps management has taken to monitor and control those exposures, but also for the effectiveness of management's processes that monitor and manage key business risks facing Kroger, as well as the major areas of risk exposure, and management's efforts to monitor and control the major areas of risk exposure. The Audit Committee incorporates its risk oversight function into its regular reports to the Board and also discusses with management its policies with respect to risk assessment and risk management.

Cybersecurity Governance

Our Vice President, Chief Ethics and Compliance Officer provides regular updates to the Audit Committee on our compliance risks and actions taken to mitigate that risk. In addition, the Audit Committee is charged with oversight of data privacy and cybersecurity risks. Protection of our customers' data is a fundamental priority for our Board and management team. Kroger's Chief Digital Officer (CDO) and Chief Information Security Officer (CISO) provide a quarterly update at each Committee meeting on cybersecurity risks and related mitigating actions to the Audit Committee, meet with the full Board and the Audit Committee at least annually, and inform the Committee immediately if a cybersecurity incident is deemed material. They report to the Audit Committee and the Board on compliance and regulatory issues, provide updates concerning continuously-evolving threats and mitigating actions, and present a NIST Cybersecurity Framework Scorecard. Additionally, the CDO and CISO discuss and present strategies to address geopolitical threats that may impact operations as well as technological changes, such as AI and quantum computing. In overseeing cybersecurity risks, the Audit Committee focuses on aggregated, thematic issues with a risk-based approach. Oversight of cybersecurity risk incorporates strategy metrics, third party cyber risk assessments, and internal audit and controls. An independent third party also regularly reports to the Audit Committee and the full Board on cybersecurity, and outside counsel advises the Board on best practices for cybersecurity oversight by the Board, and the evolution of that oversight over time. Management also reports on strategic key risk indicators, ongoing initiatives, and significant incidents and their impact. We experience cybersecurity threats and incidents from time to time. We are not aware of any material risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, and we have not experienced a cybersecurity threat or incident that has materially affected Kroger in at least the last three years. There can be no assurance that cybersecurity threats will not have a material effect on us in the future.

For more information please see Item 1C. Cybersecurity in the Company's Form 10-K for the year ended February 1, 2025, filed with the SEC on April 1, 2025.

Director Compensation

2024 Director Compensation

The following table describes the fiscal year 2024 compensation for independent directors. Mr. McMullen, our former CEO, did not receive compensation for his Board service. Mr. Sargent, our current interim CEO and Chairman of the Board, served as an independent director and lead director during the entirety of our fiscal year ended February 1, 2025.

Name	Fees Earned or Paid in Cash	Stock Awards[1]	Change in Pension Value and Nonqualified Deferred Compensation[2]	Total
Nora A. Aufreiter	$124,256	$198,577	$0	$322,833
Kevin M. Brown	$104,375	$198,577	$0	$302,952
Elaine L. Chao	$104,375	$198,577	$0	$302,952
Anne Gates	$139,167	$198,577	$0	$337,744
Karen M. Hoguet	$134,196	$198,577	$0	$332,773
Clyde R. Moore	$124,256	$198,577	—	$322,833
Ronald L. Sargent	$173,958	$198,577	$6,280	$378,815
Amanda Sourry	$104,375	$198,577	$0	$302,952
Mark S. Sutton	$104,375	$198,577	$0	$302,952
Ashok Vemuri	$114,315	$198,577	$0	$312,892

(1) Amounts reported in the Stock Awards column represent the aggregate grant date fair value of the annual incentive share award, computed in accordance with FASB ASC Topic 718. On July 15, 2024, each independent director then serving received 3,810 incentive shares with a grant date fair value of $198,577.

(2) The amount reported for Mr. Sargent represents preferential earnings on nonqualified deferred compensation. For a complete explanation of preferential earnings, please refer to footnote 5 to the Summary Compensation Table. Mr. Moore's pension value decreased by $37,438 which represents the change in actuarial present value of his accumulated benefit under the pension plan for independent directors. This change in value of accumulated pension benefits is not included in the Director Compensation Table because the value decreased. Pension values may fluctuate significantly from year to year depending on a number of factors, including age, average annual earnings, and the assumptions used to determine the present value, such as the discount rate. The decrease in the actuarial present value of his accumulated pension benefit for 2024 is primarily due to the increase in the discount rate as well as the change in value due to aging, partially offset by the mortality assumption change.

Annual Compensation

Each independent director receives an annual cash retainer of $105,000. The Lead Director receives an additional annual retainer of $40,000 per year; the members of the Audit Committee each receive an additional annual retainer of $10,000; the Chair of the Audit Committee receives an additional annual retainer of $25,000; and the Chair of each of the other Committees receives an additional annual retainer of $20,000. Each independent director also receives an annual grant of incentive shares (Kroger common shares) with a value of approximately $200,000.

The Board has determined that compensation of independent directors must be competitive on an ongoing basis to attract and retain directors who meet the qualifications for service on the Board. Independent director compensation was adjusted in 2023 and will be reviewed from time to time as the Corporate Governance Committee deems appropriate.

Pension Plan

Independent directors first elected prior to July 17, 1997, receive an unfunded retirement benefit equal to the average cash compensation for the five calendar years preceding retirement. Only Mr. Moore is eligible for this benefit. Benefits begin at the later of actual retirement or age 65.

Nonqualified Deferred Compensation

We also maintain a deferred compensation plan for independent directors. Participants may defer up to 100% of their cash compensation and/or the receipt of all (and not less than all) of the annual award of incentive shares.

Cash Deferrals

Cash deferrals are credited to a participant's deferred compensation account. Participants may elect from either or both of the following two alternative methods of determining benefits:

- interest accrues until paid out at the rate of interest determined prior to the beginning of the deferral year to represent Kroger's cost of ten-year debt; and/or

- amounts are credited in "phantom" stock accounts and the amounts in those accounts fluctuate with the price of Kroger common shares.

In both cases, deferred amounts are paid out only in cash, based on deferral options selected by the participant at the time the deferral elections are made. Participants can elect to have distributions made in a lump sum or in quarterly installments, and may make comparable elections for designated beneficiaries who receive benefits in the event that deferred compensation is not completely paid out upon the death of the participant.

Incentive Share Deferrals

Participants may also defer the receipt of all (and not less than all) of the annual award of incentive shares. Distributions will be made by delivery of Kroger common shares within 30 days after the date which is six months after the participant's separation of service.

Director Stock Ownership Guidelines

Independent directors are required to own shares equivalent to five times their annual base cash retainer. For more details on the Stock Ownership Guidelines, see page 51.

Beneficial Ownership of Common Stock

The following table sets forth the common shares beneficially owned as of April 28, 2025 by Kroger's directors, the NEOs, and the directors and executive officers as a group. The percentage of ownership is based on 665,853,060 of Kroger common shares outstanding on April 28, 2025. Shares reported as beneficially owned include shares held indirectly through Kroger's defined contribution plans and other shares held indirectly, as well as shares subject to stock options exercisable on or before June 27, 2025. Except as otherwise noted, each beneficial owner listed in the table has sole voting and investment power with regard to the common shares beneficially owned by such owner. Unless otherwise indicated, the address of each of the beneficial owners listed below is c/o The Kroger Co., Corporate Secretary, 1014 Vine Street, Cincinnati, OH 45202.

Name	Amount and Nature of Beneficial Ownership[1]	Options Exercisable on or before June 27, 2025 – included in column (a)
Mary Ellen Adcock	318,232	99,509
Nora A. Aufreiter[2]	57,053	—
Kevin M. Brown	19,038	—
Elaine L. Chao[2]	16,495	
Yael Cosset	369,660	230,536
Todd A. Foley	66,353	21,525
Anne Gates[2]	51,971	—
Karen M. Hoguet[3]	27,586	—
Timothy A. Massa[4]	517,379	275,203
W. Rodney McMullen[5]	6,154,900	2,501,970
Gary Millerchip	84,797	—
Clyde R. Moore	125,957	—
Ronald L. Sargent[2]	252,312	—
Amanda Sourry	19,038	—
Mark S. Sutton[2]	46,814	—
Ashok Vemuri	32,934	—
Directors and executive officers as a group (21 persons, including those named above) [6]	2,898,872	1,102,040

(1) No director or officer owned as much as 1% of Kroger common shares. The directors and executive officers as a group beneficially owned .4% of Kroger common shares.

(2) This amount includes incentive share awards that were deferred under the deferred compensation plan for independent directors in the following amounts: Ms. Aufreiter, 10,513; Ms. Chao, 12,411; Ms. Gates, 20,946; Mr. Sargent, 66,886; Mr. Sutton, 7,237.

(3) This amount includes 2,075 shares held by Ms. Hoguet's spouse. She disclaims beneficial ownership of these shares.

(4) This amount includes 115,000 shares held in a trust by Mr. Massa's spouse. He disclaims beneficial ownership of these shares.

(5) This amount represents shares beneficially owned by Mr. McMullen as of the date of his resignation on March 2, 2025. The Company does not have information as to his current share ownership.

(6) Mr. Millerchip and Mr. McMullen are departed executive officers, having resigned on February 5, 2024 and March 2, 2025, respectively, and as such are not included in this group.

The following table sets forth information regarding the beneficial owners of more than five percent of Kroger common shares as of April 28, 2025, based on reports on Schedule 13G filed with the SEC.

Name	Address	Amount and Nature of Ownership	Percentage of Class
Berkshire Hathaway Inc.	3555 Farnman Street Omaha, NE 68131	50,000,000[1]	7.0%
BlackRock, Inc.	50 Hudson Yards New York, NY 10001	67,356,305[2]	9.3%
The Vanguard Group	100 Vanguard Blvd. Malvern, PA 19355	81,623,904[3]	11.35%

(1) Reflects beneficial ownership by Berkshire Hathaway Inc. as of December 31, 2022, as reported on Schedule 13G filed with the SEC on February 14, 2023, reporting shared voting power with respect to 50,000,000 common shares, and shared dispositive power with respect to 50,000,000 common shares.

(2) Reflects beneficial ownership by BlackRock Inc., as of September 30, 2024, as reported on Amendment No. 17 to Schedule 13G filed with the SEC on November 8, 2024, reporting sole voting power with respect to 60,329,920 common shares, and sole dispositive power with respect to 67,356,305 common shares.

(3) Reflects beneficial ownership by The Vanguard Group, as of December 29, 2023, as reported on Amendment No. 9 to Schedule 13G filed with the SEC on February 13, 2024, reporting shared voting power with respect to 854,883 common shares, sole dispositive power with respect to 78,809,048 common shares, and shared dispositive power with respect to 2,814,856 common shares.

Related Person Transactions

The Board has adopted a written policy requiring that any Related Person Transaction may be consummated or continue only if the Audit Committee approves or ratifies the transaction in accordance with the policy. A "Related Person Transaction" is one (a) involving Kroger, (b) in which one of our directors, nominees for director, executive officers, or greater than five percent shareholders, or their immediate family members, have a direct or indirect material interest; and (c) the amount involved exceeds $120,000 in a fiscal year. Pursuant to our policy, our Audit Committee has pre-approved transactions with Related Persons that are in the ordinary course of business if the aggregate amount involved in any fiscal year does not exceed the greater of $1,000,000 or 2 percent of such other company's consolidated gross revenues; provided that such transactions are reported to the Audit Committee at regular committee meetings.

The Audit Committee will approve only those Related Person Transactions that are in, or not inconsistent with, the best interests of Kroger and its shareholders, as determined by the Audit Committee in good faith in accordance with its business judgment. No director may participate in any review, approval, or ratification of any transaction if he or she, or an immediate family member, has a direct or indirect material interest in the transaction.

Where a Related Person Transaction will be ongoing, the Audit Committee may establish guidelines for management to follow in its ongoing dealings with the related person and the Audit Committee will review and assess the relationship on an annual basis to ensure it complies with such guidelines and that the Related Person Transaction remains appropriate.

Compensation Discussion and Analysis

    This Compensation Discussion and Analysis provides an overview of the elements and philosophy of our executive compensation program as well as how and why the Compensation Committee and our Board of Directors make specific compensation decisions and policies with respect to our Named Executive Officers ("NEOs").

Executive Summary



We delivered strong performance in 2024. Kroger achieved strong results in 2024 as we executed on our *Leading with Fresh and Accelerating with Digital* strategy, building on growth over the last three years. We are delivering a fresh, affordable, and seamless shopping experience for our customers, with zero compromise on quality, selection, or convenience. We are delivering on our financial commitments through our strong, resilient Value Creation Model. In 2024, we achieved financial performance results of ID sales, without fuel, of 1.5%, and adjusted FIFO operating profit, including fuel, of $4.7 billion[1].



Our executive compensation program aligns with long-term shareholder value creation. 92% of our CEO's target total direct compensation and, on average, 84% of the other NEOs' compensation is at risk and performance-based, tied to achievement of performance targets that are important to our shareholders or our long-term share price performance.



The annual performance incentive was earned above target. The annual incentive program, based on a grid of identical sales, excluding fuel, and adjusted FIFO operating profit, including fuel, paid out at 108.7% of target, in line with the goals and targets set by the Committee.



The long-term performance incentive payout reflects alignment with performance over fiscal years 2022, 2023, and 2024. Long-term performance unit equity awards granted in 2022 and tied to commitments made to our investors and other stakeholders regarding long-term sales growth, value creation (iTSR) metric percentage, our commitment to Fresh, and relative Total Shareholder Return were earned at 69.4% of target.



We prioritized investment in our people. We strive to create a culture of opportunity for more than 409,000 associates and take seriously our role as a leading employer in the United States. In 2024, we invested in our associates by continuing to raise our average hourly wage to above $19, or above $25, including comprehensive benefits.

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[1] See pages 30-39 of our Annual Report on Form 10-K for the fiscal year ended February 1, 2025, filed with the SEC on April 1, 2025, for a reconciliation of GAAP operating profit to adjusted FIFO operating profit.

Our Named Executive Officers for Fiscal 2024

Name	Title
W. Rodney McMullen*	Former Chairman and Chief Executive Officer
Todd Foley	Senior Vice President and Interim Chief Financial Officer
Mary Ellen Adcock	Executive Vice President and Chief Merchant and Marketing Officer
Yael Cosset	Executive Vice President and Chief Digital Officer
Timothy A. Massa	Executive Vice President and Associate Experience Officer
Gary Millerchip**	Former Senior Vice President and Chief Financial Officer

*As disclosed on our Form 8-K filed with the SEC on March 3, 2025, Mr. McMullen resigned as Chairman and Chief Executive Officer on March 2, 2025. On March 2, 2025, the Board appointed Ronald Sargent, previously the Board's Lead Director, as Interim Chief Executive Officer and Chairman of the Board. This Compensation Discussion & Analysis reflects the compensation received by Mr. McMullen for his services for the fiscal year ended February 1, 2025.

**As disclosed on our Form 8-K filed with the SEC on February 5, 2024, Mr. Millerchip resigned as Senior Vice President and Chief Financial Officer, and Mr. Foley served as Interim Chief Financial Officer during the remainder of the fiscal year ended February 1, 2025.

Fiscal 2024 Financial and Strategic Performance Highlights

Driven by our unwavering purpose to Feed the Human Spirit, Kroger achieved strong results in 2024 as we executed on our *Leading with Fresh and Accelerating with Digital* strategy, building on growth over the last three years. Our associates are customer-focused, delivering the products customers want, when and how they want them, with zero compromise on quality, convenience, and selection.

In 2024, we achieved financial performance results of ID sales, without fuel, of 1.5%, and adjusted FIFO operating profit of $4.7 billion. We have built a digital platform that offers a seamless shopping experience, allowing customers to shift effortlessly between store, pickup and delivery solutions. In 2024, we increased delivery sales, increased digitally engaged households, and grew loyalty as our customers more deeply engaged with personalized coupons and fuel rewards.

Our associates enable our success, and we are committed to investing in theirs by continuing to improve wages, comprehensive benefits, and career development opportunities. Over the last six years, we have invested more than $2.7 billion in incremental wage investments.

Continued strategic efforts to streamline our operations allowed us to achieve cost savings greater than $1 billion to balance these investments without compromising food affordability for our customers across our communities.

As part of our Zero Hunger | Zero Waste social and environmental impact plan, in 2024, we donated 509 million meals to feed families across America.

Our proven go-to-market strategy enables us to successfully navigate many operating environments. We believe that by delivering value for our customers, investing in our associates and serving our communities, we will continue to achieve attractive and sustainable total returns for our shareholders.

2024 Advisory Vote to Approve Executive Compensation and Shareholder Engagement

At the 2024 annual meeting, we held our annual advisory vote on executive compensation. Approximately 91% of the votes cast were in favor of the advisory vote. As part of our ongoing dialogue with our shareholders regarding governance matters, in 2024, we requested meetings with 33 shareholders representing 61% of our outstanding shares during proxy season and off-season engagement and subsequently met with 21 shareholders representing 24% of our outstanding shares. Some investors we contacted either did not respond or confirmed that a discussion was not needed at that time.

Conversations in these meetings included discussions about our NEOs' compensation program, with our shareholders providing feedback that they appreciated the pay-for-performance structure of our executive pay program. The Compensation Committee considers both the general and specific feedback received from shareholders, and with the guidance of our independent compensation consultant, incorporates that input into pay design.

2024 Compensation Program Overview

The fixed and at-risk pay elements of the NEO compensation program are reflected in the following table and charts.

	Element	Form	Description	
ANNUAL / SHORT-TERM INCENTIVE	Base Salary	Cash	• Attract, incentivize, retain talented executives • Fixed cash component • Reviewed annually • No automatic or guaranteed increases • Based on individual performance & experience	**FIXED**
	Annual Incentive Plan	Cash Bonus	• Metrics and targets align with annual business goals; payout depends on actual performance against each goal • Rewards and incentivizes Kroger employees, including NEOs, for annual performance on key financial and operational metrics	**VARIABLE / AT-RISK**
LONG-TERM INCENTIVE	Performance-Based Equity	Performance Units	• Performance units are equity grants which are "paid out" in Kroger common shares, dependent upon company performance against each goal, at the end of the 3-year performance period • Measures performance on key financial and operational metrics over a 3-year period and payout is subject to a relative TSR modifier • Designed to create shareholder value, foster executive retention, and align NEO and shareholder interests	
	Time-Based Equity	Restricted Stock / Stock Options	• Stock options and restricted stock for NEOs vest ratably over 4 years; exercise price of stock options is closing price on day of grant • Provides direct alignment to stock price appreciation and rewards executives for the achievement of long-term business objectives and providing incentives for the creation of shareholder value	

Fiscal Year 2024 CEO Compensation

For fiscal year 2024, the Compensation Committee established Mr. McMullen's target direct compensation so that only 8% of his compensation was fixed. The remaining 92% of target compensation was at-risk, meaning that the actual compensation for Mr. McMullen depended on the extent to which the Company achieved the performance metrics set by the Compensation Committee, and with respect to all of the equity vehicles, the future value of Kroger common shares.

The table below compares fiscal 2024 to 2023 target direct compensation. Target total direct compensation is a more accurate reflection of how the Compensation Committee benchmarks and establishes CEO compensation than the disclosure provided in the Summary Compensation Table, which includes a combination of actual base salary and annual incentive compensation earned in the fiscal year, the grant date fair market value of at-risk equity compensation to be earned in future fiscal years, and the actuarial value of future pension benefits.

Mr. McMullen's total target direct compensation shown below was determined, in part, based on our independent compensation consultant's examination of pay levels and the Committee's intention to achieve median pay levels among our peer group.

($000s)

	Annual			Long-Term					
Year	**Salary**	**Target Annual Incentive**	**Total Annual**	**Performance Units**	**Restricted Stock**	**Stock Options**	**Total LTI**	**Target TDC**	**Increase**
2024	1,450	2,900	4,350	6,625	3,975	2,650	13,250	17,600	5.4%
2023	1,400	2,800	4,200	6,250	3,750	2,500	12,500	16,700	

CEO and Named Executive Officer Target Pay Mix

The amounts used in the charts below are based on 2024 target total direct compensation for the CEO and the average of other NEOs. As illustrated below, 92% of the CEO's target total direct compensation is at-risk. On average, 84% of the other NEOs' compensation is at risk.



CEO
Pay Mix
Base Salary
8%
Target Annual
Incentive
16%
92%
At Risk
Performance
Units
38%
Stock Options
15%
Restricted Stock
23%

Average of
Other NEOs
Base Salary
15%
Target Annual
Incentive
16%
Performance
Units
34%
84%
At Risk
Stock Options
14%
Restricted Stock
21%

Our Compensation Philosophy and Objectives

Our executive compensation philosophy is to attract and retain the best management talent as well as motivate these associates to achieve our business and financial goals. Kroger's incentive plans are designed to reward the actions that lead to long-term value creation. We believe our strategy creates value for shareholders in a manner consistent with Kroger's purpose: To Feed the Human Spirit. The Compensation Committee believes that there is a strong link between our business strategy, the performance metrics in our short-term and long-term incentive programs, and the business results that drive shareholder value.

To achieve our objectives, the Compensation Committee seeks to ensure that compensation is competitive and that there is a direct link between pay and performance. To do so, it is guided by the following principles:

- Compensation must be designed to attract and retain those individuals who are best suited to be an NEO at Kroger.
- A significant portion of pay should be performance-based, with the percentage of total pay tied to performance increasing proportionally with an NEO's level of responsibility.
- Compensation should include incentive-based pay to drive performance, providing superior pay for superior performance, including both a short- and long-term focus.
- Compensation policies should include an opportunity for, and a requirement of, significant equity ownership to align the interests of NEOs and shareholders.
- Components of compensation should be tied to an evaluation of business and individual performance measured against metrics that directly drive our business strategy.
- Compensation plans should provide a direct line of sight to company performance.
- Compensation programs should be aligned with market practices.
- Compensation programs should serve to both motivate and retain talent.

Summary of Key Compensation Practices

What we do:	What we do not do:
✓ Alignment of pay and performance	× No special severance or change in control programs applicable only to executive officers
✓ Stock ownership guidelines for executives	× No cash component in long-term incentive plans
✓ Multiple performance metrics under our short- and long-term performance-based plans discourage excessive risk taking and align with our long-term value creation strategy	× No tax gross-up payments for executives
✓ Double-trigger change in control provisions in all equity awards	× No special executive life insurance benefit
✓ Double-trigger change in control provisions in cash severance benefits	× No re-pricing or backdating of stock options without shareholder approval
✓ All long-term compensation is equity-based	× No guaranteed salary increases or bonuses
✓ Engagement of an independent compensation consultant	× No payment of dividends or dividend equivalents until performance units are earned
✓ Robust clawback policy	× No evergreen or reload feature; no shares can be added to stock plan without shareholder approval
✓ Ban on hedging, pledging, and short sales of Kroger securities	
✓ Minimal perquisites	

Establishing Each Component of Executive Compensation

The Compensation Committee recommends, and the independent members of the Board determine, each component of the CEO's compensation. The CEO recommends, and the Compensation Committee determines, each component of the other NEOs' compensation. The Compensation Committee and the Board made changes to compensation in March of 2024. Equity awards were granted in March and salary and annual incentive plan increases were effective April 1, 2024.

The Compensation Committee determines the amount of each NEO's salary, annual cash incentive plan target, and long-term equity compensation by taking into consideration numerous factors including:
- An assessment of individual contribution and performance;
- Benchmarking with comparable positions at peer group companies;
- Level in organization and tenure in role; and
- Internal equity among executives.

The assessment of individual contribution and performance is a qualitative determination, based on the following factors:
- Leadership;
- Contribution to the executive officer group;
- Achievement of established performance objectives;
- Decision-making abilities;
- Performance of the areas or groups directly reporting to the NEO;
- Support of company culture;
- Strategic thinking; and
- Demonstrated commitment to Kroger's Values: Safety, Honesty, Integrity, Respect, Diversity, and Inclusion.

At the end of each year, individual performance is evaluated based on the NEO's performance objectives listed above, and the results of that evaluation are used in the determination of salary increases and the grant amount of all annual equity awards: restricted stock and stock options, which are time-based, and performance units granted under the long-term incentive plan, which are performance-based.

Elements of Compensation

Salary

Our philosophy with respect to salary is to provide a sufficient and stable source of fixed cash compensation that is competitive with the market to attract and retain a high caliber leadership team. NEO salaries, effective April 1, 2023 and April 1, 2024, were as follows:

Name	2023 Base Salary	2024 Base Salary
W. Rodney McMullen	$1,400,000	$1,450,000
Todd Foley	*	$600,000
Mary Ellen Adcock	*	$900,000
Yael Cosset	$875,000	$950,000
Timothy A. Massa	$900,000	$935,000
Gary Millerchip	$900,000	$900,000

*Mr. Foley and Ms. Adcock were not NEOs in fiscal year 2023 and thus their 2023 base salary is not included. Ms. Adcock's 2024 base salary was effective as of December 1, 2024, consistent with the date of her promotion.

2024 Annual Incentive Plan

The NEOs participate in a corporate performance-based annual cash incentive plan. The corporate annual cash incentive plan is a broad-based plan used across the Kroger enterprise. Approximately 53,000 associates are eligible to receive incentive payouts based all or in part on the incentive plan described below. The value of annual cash incentive awards that the NEOs earn each year is based upon Kroger's overall company performance compared to goals established by the Compensation Committee based on the business plan adopted by the Board of Directors.

A minimum level of performance must be achieved before any payout is earned, while a payout of up to 200% of target incentive potential can be achieved for superior performance on the corporate plan metrics. There are no guaranteed or minimum payouts; if none of the performance goals are achieved, then no incentive is earned and no payout is made.

The annual cash incentive plan is designed to encourage decisions and behavior that drive the annual operating results and the long-term success of the Company. Kroger's success is based on a combination of factors, and accordingly, the Compensation Committee believes that it is important to encourage behavior that supports multiple elements of our business strategy.

NEO target incentive potentials for fiscal years 2023 and 2024, were as follows:

Name	2023 Target Annual Incentive	2024 Target Annual Incentive
W. Rodney McMullen	$2,800,000	$2,900,000
Todd Foley	--	$700,000
Mary Ellen Adcock	--	$900,000
Yael Cosset	$950,000	$950,000
Timothy A. Massa	$850,000	$900,000
Gary Millerchip	$950,000	$950,000

2024 Annual Incentive Plan Metrics

Potential payouts under the plan are based on Company performance on two primary metrics: ID Sales, excluding Fuel, and Adjusted FIFO Operating Profit, including Fuel, plus a kicker based on Composite Scores. The performance objectives are shown in the grid below, with payouts interpolated for actual performance between levels.

Metric	Rationale for Use
ID Sales, excluding Fuel	• Identical Sales ("ID Sales") represent sales, excluding fuel, at our supermarkets that have been open without expansion or relocation for five full quarters, excluding supermarket fuel sales, plus sales growth at all other customer-facing non-supermarket businesses. • We believe that ID Sales are the best measure of real growth of our sales across the enterprise. A key driver of our model is ID Sales growth, without fuel.
Adjusted FIFO Operating Profit, including Fuel	• This financial metric equals gross profit, excluding the LIFO charge, minus OG&A, minus rent, and minus depreciation and amortization. • Adjusted FIFO Operating Profit, including fuel, is a key measure of company success as it tracks our earnings from operations, and it measures our day-to-day operational effectiveness. It is a useful measure to investors because it reflects the revenue and expense that a company can control.
Composite Score Kicker*	• Achieving a high composite score reflects execution of an improved customer experience through operational excellence and consistent delivery of our standard of performance, which ultimately drives higher sales results.

*Composite Score Kicker metric provides that an additional 10% payout can be earned if 70% of stores are at 62%+ for composite score and less than 5% of stores are at 0% to 50% composite score, based on a blended average score from each period from Period 3 to Period 13. There is no payout if the foregoing metrics are not met.

The goals established by the Compensation Committee were as follows:

Annual 2024 AIP Grid			Total Identical Sales														
			-1.00%	-0.50%	0.00%	0.30%	0.65%	1.00%	1.35%	1.70%	1.95%	2.20%	2.45%	2.70%	3.00%	3.50%	4.00%
Adjusted FIFO Operating Profit ($M)	≥	4,509	0%	5%	30%	35%	40%	65%	75%	90%	105%	120%	135%	150%	160%	170%	180%
	≥	4,609	5%	15%	40%	45%	50%	75%	85%	100%	115%	130%	145%	160%	170%	180%	190%
	≥	4,709	10%	25%	50%	55%	60%	85%	95%	110%	125%	140%	155%	170%	180%	190%	200%
	≥	4,809	15%	35%	60%	65%	70%	95%	105%	120%	135%	150%	165%	180%	190%	200%	200%
	≥	4,909	20%	45%	70%	75%	90%	105%	115%	130%	145%	160%	175%	190%	200%	200%	200%
	≥	5,009	25%	55%	80%	85%	100%	125%	130%	140%	155%	170%	185%	200%	200%	200%	200%
	≥	5,109	30%	65%	90%	105%	110%	135%	140%	150%	165%	180%	195%	200%	200%	200%	200%
	≥	5,209	35%	75%	100%	110%	120%	145%	150%	160%	175%	190%	200%	200%	200%	200%	200%
	≥	5,309	40%	85%	110%	120%	130%	155%	160%	170%	185%	200%	200%	200%	200%	200%	200%

2024 Annual Incentive Plan – Actual Results and Payout Percentage

Corporate Plan Metric	2024 Performance[1]	Payout
Identical Sales, excluding fuel	1.5%	98.7%
Adjusted FIFO Operating Profit, including fuel	$4.7 B	
Composite Score Kicker		**10%**
Total Payout		**108.7%**

(1) See grid above.

Following the close of the 2024 fiscal year, the Compensation Committee reviewed Kroger's performance against each of the metrics outlined above and determined the extent to which Kroger achieved those objectives. Our performance compared to the goals established by the Compensation Committee resulted in a payout of 108.7% of the participant's incentive plan target for the NEOs, with the exception of Mr. McMullen and Ms. Adcock as discussed below. Mr. McMullen did not receive an incentive payment for 2024.

Ms. Adcock received an annual bonus amount equal to 120.1% of her bonus potential because it included the corporate annual plan described above and team metrics as follows. Because Ms. Adcock was promoted to a new role, she was subject to two different team metrics, pro-rated for months in the respective roles. For ten months, the team metrics measured composite score results for all supermarkets and supermarket ID sales, without fuel. Following her promotion, for two months, the team metrics measured supermarket ID sales, excluding pharmacy and fuel, and supermarket selling gross dollars less shrink dollars for all departments excluding pharmacy and fuel.

Corporate Plan Metric	Payout Percentage	Weight
For 10 Months		
Corporate Annual Bonus Plan	98.7%	60%
Team Metrics	131.3.%	40%
Composite Score Kicker	**10%**	
Subtotal	121.7%	
Prorated Payout (121.7% x .833)	**101.4%**	
For 2 Months		
Corporate Annual Bonus Plan	98.7%	60%
Team Metrics	107.1%	40%
Composite Score Kicker	**10%**	
Subtotal	112.1%	
Prorated Payout (112.1% x .167)	**18.7%**	
Total Payout [(121.77 x .833) + (112.1 x .167)]		**120.1%**

The Compensation Committee maintains the ability to reduce the annual cash incentive payout for all executive officers, including the NEOs, and the independent directors retain that discretion for the CEO's incentive payout if they determine for any reason that the incentive payouts were not appropriate given their assessment of Company or individual performance.

As described above, the corporate annual incentive payout percentage is applied to each NEO's incentive plan target which is determined by the Compensation Committee, and the independent directors in the case of the CEO. The actual amounts of performance-based annual incentive paid to the NEOs for 2024 are reported in the Summary Compensation Table in the "Non-Equity Incentive Plan Compensation" column.

Long-Term Compensation Program

The Compensation Committee believes in the importance of providing an incentive to the NEOs to achieve the long-term goals established by the Board. As such, a majority of NEO compensation is dependent on the achievement of those goals. Long-term compensation promotes long-term value creation and discourages the over-emphasis of attaining short-term goals at the expense of long-term growth.

The long-term incentive program is structured to be a combination of performance- and time-based compensation that reflects elements of financial and common share performance to provide both retention value and alignment with company performance. The Compensation Committee determined that all long-term compensation would be equity-based as follows: 50% of equity granted under the program would be performance-based and the remaining 50% of equity would be time-based, consisting of 30% in restricted stock and 20% in stock options.

Each year, NEOs receive grants under the long-term compensation program, which is structured as follows:

- *Performance-Based (50% of NEO long-term target compensation)*

  - Long-term performance-based compensation is provided under a Long-Term Incentive Plan adopted by the Compensation Committee. The Committee adopts a new plan every year, measuring improvement on the Company's long-term goals over successive three-year periods. Accordingly, at any one time there are three plans outstanding, which are summarized below.

  - Under the Long-Term Incentive Plans, NEOs receive grants of equity called performance units. A target number of performance units based on level and individual performance is awarded to each participant at the beginning of the three-year performance period.

  - Payouts under the plan are contingent on the achievement of certain strategic performance and financial measures and incentivize recipients to promote long-term value creation and enhance shareholder wealth by supporting the Company's long-term strategic goals.

  - The payout percentage, based on the extent to which the performance metrics are achieved, is applied to the target number of performance units awarded. Then, a modifier based on Relative Total Shareholder Return compared to the S&P 500 is applied, which can increase or decrease the payout.

  - Performance units are paid out in Kroger common shares based on actual performance, along with dividend equivalents for the performance period on the number of issued common shares.

- *Time-Based (50% of NEO long-term target compensation)*

  - Long-term time-based compensation consists of 20% stock options and 30% restricted stock, which are linked to common share performance, creating alignment between the NEOs' and our shareholders' interests. Grants vest ratably over four years.

  - Stock options have no initial value and recipients only realize benefits if the value of our common shares increases following the date of grant, further aligning the NEOs' and our shareholders' interests.

Amounts of long-term compensation awards issued and outstanding for the NEOs are set forth in the Executive Compensation Tables section.

Summary of The Three Long-Term Incentive Plans Outstanding During 2024

With respect to our long-term performance-based compensation, the Compensation Committee designed plan metrics to align with Kroger's long-term business plans and growth model. These metrics are the key elements in driving Kroger's TSR.

The Compensation Committee adopts a new Long-Term Incentive Plan each year, which provides for overlapping three-year performance periods. Additional detail regarding each of the three plans is provided below, and a summary of the design of the plans outstanding during 2024 is as follows:

	2022 – 2024 LTIP	2023 – 2025 LTIP	2024 – 2026 LTIP
Performance Units and Dividend Equivalents	Performance units are equity grants which are paid out in Kroger common shares, based on actual performance at the end of the 3-year performance period, along with dividend equivalents for the performance period on the number of issued common shares ultimately earned.		
Performance Metrics	• Adjusted Total Sales without Fuel + Fuel Gallons; • Value Creation Metric (iTSR) Percentage; • Fresh Equity metric; and • Relative Total Shareholder Return modifier		
Determination of Payout	The payout percentage, based on the extent to which the performance metrics are achieved, is applied to number of performance units awarded.		
Maximum Payout	187.5%	187.5%	187.5%
Payout Date	March 2025	March 2026	March 2027

2022-2024 Long-Term Incentive Plan – Metrics

The 2022-2024 Long-Term Incentive Plan had the following components which support our long-term business plans:

Metric	Rationale for Use	Weighting
Adjusted Total Sales without Fuel + Fuel Gallons	• This metric represents total revenue dollars without fuel + the number of fuel gallons sold over the three-year term of the plan. It represents the important metric of top line growth of the business from all channels.	25%
Value Creation Metric (iTSR) Percentage	• This financial metric equals adjusted earnings per diluted share (EPS) growth plus dividend yield. These two metrics, which are driven by operating profit growth and free cash flow, respectively, are essential elements of our value creation algorithm.	50%
Fresh Equity metric	• Fresh is a key element of how people decide where to shop. It drives trips and therefore delivers business results. Fresh is the core focus of how we differentiate and drive great engagement with customers and it will be a key driver of our growth.	25%

After the calculation of the three metrics above, a modifier based on Relative Total Shareholder Return compared to the S&P 500 was applied which could have increased or decreased the payout, as follows, interpolated for actual results between thresholds:

TSR Rank Relative to S&P 500	Modifier
25th percentile	75%
50th percentile	100%
75th percentile	125%

The highest payout from the three metrics alone equals 100%. However, the payout may exceed 100% if: (1) both the Adjusted Total Sales without Fuel + Fuel Gallons metric and the iTSR metric achieve 100%, and (2) the 3-year compound annual growth rate of Adjusted Total Sales without Fuel + Fuel Gallons exceeds 3.5%. The plan payout will increase incrementally from 100%, up to 150% maximum if the 3-year compound annual growth rate on the Adjusted Total Sales without Fuel + Fuel Gallons metric is 5.0%.

The payout percentage, as modified by the Relative TSR modifier, will be applied to the target number of performance units granted under the plan to determine the payout amount. The maximum payout under the 2022-2024 Long-Term Incentive Plan is 187.5% as further described below.

2022-2024 Long-Term Incentive Plan – Results and Payout

The results and payout of the 2022-2024 Long-Term Incentive Plan are as follows.

Metric	Performance	Goal	Final Payout Percentage
Adjusted Total Sales without Fuel + Fuel Gallons	$137.6B	$139.8B	72.4%
Value Creation Metric (iTSR)	8.9%	11%	78.6%
Fresh Equity Metric	43.0	46.1	0%
Payout Before Modifier			57.4%
Relative TSR Modifier	>50% Percentile*	>50% Percentile	121.0%
TOTAL Payout for 2022-2024 Plan			69.4%

* The Company ranked 145th in the S&P 500 over the three-year period for TSR. Based on this result, the Company is in the second quartile of TSR results within the S&P 500. Because the Company ranking falls between 125 and 250, the multiplier to be applied in order to calculate the final LTIP payout is calculated based on an interpolation of payouts between 100% and 125%, illustrated below:

TSR Rank in S&P 500	Payout Multiplier
1 to 125	125%
250	100%
375 to 500	75%
Actual Result = 145	121%

While the plan payout could have been increased if the metrics achieved 100% and the 3-year compound annual growth rate of Adjusted Total Sales without Fuel + Fuel Gallons exceeded 3.5%, there was no increase because the conditions were not met.

The NEOs were issued the number of Kroger common shares equal to 69.4% of the target number of performance units awarded to each executive, along with dividend equivalents for the three-year performance period on the number of issued common shares.

The dividend equivalents paid on common shares earned under the 2022 – 2024 Long-Term Incentive Plan are paid at the end of the plan and are reported in the "All Other Compensation" column of the Summary Compensation Table and footnote 7 to that table, and the common shares issued under the plan are reported in the 2024 Option Exercises and Stock Vested Table and footnote 2 to that table.

The annual and long-term performance-based compensation awards described herein were made pursuant to our 2019 Long-Term Incentive Plan, which was approved by our shareholders in June 2019, and the 2019 Amended and Restated Long-Term Incentive Plan, which was approved by our shareholders in June 2022.

2023 – 2025 and 2024 – 2026 Long-Term Incentive Plan Metrics

Both the 2023 – 2025 and 2024 – 2026 Long-Term Incentive Plan metrics have been designed to reflect commitments made to our investors and other stakeholders regarding long-term sales growth, our Value Creation algorithm (through intrinsic Total Shareholder Return, or iTSR) and our commitment to Fresh as a strategic differentiator. The plan also includes a modifier based on our shareholder return relative to the S&P 500 shareholder return.

Metric	Rationale for Use	Weighting
Adjusted Total Sales without Fuel + Fuel Gallons	• This metric represents total revenue dollars without fuel + the number of fuel gallons sold over the three-year term of the plan. It represents the important metric of top line growth of the business from all channels.	25%
Value Creation Metric (iTSR) Percentage	• This financial metric equals adjusted earnings per diluted share (EPS) growth plus dividend yield. These two metrics, which are driven by operating profit growth and free cash flow, respectively, are essential elements of our value creation algorithm.	50%
Fresh Equity metric	• Fresh is a key element of how people decide where to shop. It drives trips and therefore delivers business results. Fresh is the core focus of how we differentiate and drive great engagement with customers, and it will be a key driver of our growth.	25%

The highest payout from the three metrics alone equals 100%. However, the payout may exceed 100% if: (1) both the Adjusted Total Sales without Fuel + Fuel Gallons metric and the iTSR metric achieve 100%, and (2) the 3-year compound annual growth rate of Adjusted Total Sales without Fuel + Fuel Gallons exceeds 3.5%. The plan payout will increase incrementally from 100%, up to 150% maximum if the 3-year compound annual growth rate on the Adjusted Total Sales without Fuel + Fuel Gallons metric is 5.0%.

After the calculation described above, a modifier based on Relative Total Shareholder Return compared to the S&P 500 will be applied, as follows, interpolated for actual results between the 25th percentile and 75th percentile thresholds:

TSR Rank Relative to S&P 500	Modifier
25th percentile	75%
50th percentile	100%
75th percentile	125%

The payout percentage, as modified by the Relative TSR modifier, will be applied to the number of performance units granted under the plan to determine the payout amount. If all three metrics are achieved at the maximum level and the Relative Total Shareholder Return modifier is maximized, the total plan payout would be 187.5%.

Stock Options and Restricted Stock

Stock options and restricted stock continue to play an important role in rewarding NEOs for the achievement of long-term business objectives and providing incentives for the creation of shareholder value. Awards based on Kroger's common shares are granted annually to the NEOs. Kroger historically has distributed time-based equity awards widely, aligning the interests of associates with interests of shareholders.

The options permit the holder to purchase Kroger common shares at an option price equal to the closing price of Kroger common shares on the date of the grant. Options are granted only on one of the four dates of Board meetings conducted at least one business day after Kroger's public release of its quarterly earnings results.

The Compensation Committee determines the vesting schedule for stock options and restricted stock. During 2024, the Compensation Committee granted to the NEOs stock options and restricted stock, each with a four-year ratable vesting schedule.

Restricted stock awards are reported in the "Stock Awards" column of the Summary Compensation Table and footnote 2 to the table and the 2024 Grants of Plan Based Awards Table. Stock option awards are reported in the "Option Awards" column of the Summary Compensation Table and the "All other Option Awards" column of the 2024 Grants of Plan Based Awards Table.

Timing of Equity Grants

Annual equity awards, including stock options awards, are generally granted to our executives and associates during the open trading window period within the first fiscal quarter of each fiscal year. The Compensation Committee (or our Board of Directors, if to our CEO) also may consider and approve interim or mid-year grants, or grants made on another basis, from time to time based on business needs, new hires, promotions, retention, changing compensation practices or other factors, in the discretion of the Compensation Committee (or our Board of Directors, if to our CEO).

We do not permit timed disclosure of material non-public information for the purposes of affecting the value of executive compensation, include stock option or similar equity awards, and options or other awards are not timed in relation to the release of material non-public information.

In fiscal 2024, no stock options were granted to any NEO within four business days prior to or one business day following the filing of a Form 10-Q, 10-K, or 8-K that disclosed material non-public information.

Retirement and Other Benefits

Kroger maintains several defined benefit and defined contribution retirement plans for its associates. The NEOs participate in one or more of these plans, as well as one or more excess plans designed to make up the shortfall in retirement benefits created by limitations under the Internal Revenue Code (the "Code") on benefits to highly compensated individuals under qualified plans. Additional details regarding certain retirement benefits available to the NEOs can be found below in footnote 7 to the Summary Compensation Table and the 2024 Pension Benefits Table and the accompanying narrative.

Kroger also maintains an executive deferred compensation plan in which Mr. McMullen and Mr. Foley had elected to participate. This plan is a nonqualified plan under which participants can annually elect to defer up to 100% of their cash compensation prior to January 1, 2025 and up to 75% of the cash compensation after January 1,

2025. Additional details regarding our nonqualified deferred compensation plans available to the NEOs can be found below in the 2024 Nonqualified Deferred Compensation Table and the accompanying narrative.

Kroger also maintains The Kroger Co. Employee Protection Plan ("KEPP"), which covers all of our management associates who are classified as exempt under the federal Fair Labor Standards Act and certain administrative or technical support personnel who are not covered by a collective bargaining agreement, with at least one year of service. KEPP has a double trigger change in control provision, and it provides for severance benefits and extended Kroger-paid health care, as well as the continuation of other benefits as described in the plan, when an associate is actually or constructively terminated without cause within two years following a change in control of Kroger (as defined in KEPP). Participants are entitled to severance pay of up to 24 months' salary and annual incentive target. The actual amount is dependent upon pay level and years of service. KEPP can be amended or terminated by the Board at any time prior to a change in control.

Stock option and restricted stock grant agreements with award recipients provide that those awards "vest," with options becoming immediately exercisable, and restrictions on restricted stock lapsing upon a change in control as described in the grant agreements, but only if an associate is actually or constructively terminated without cause within two years following a change in control of Kroger (as defined in the grant agreement, and consistent with KEPP).

Perquisites

Our NEOs receive limited perquisites as the Compensation Committee does not believe that it is necessary for the attraction or retention of management talent to provide executives with a substantial amount of compensation in the form of perquisites.

Process for Establishing Executive Compensation

The Compensation Committee of the Board has the primary responsibility for establishing the compensation of our executive officers, including the NEOs, with the exception of the CEO. The Compensation Committee's role regarding the CEO's compensation is to make recommendations to the independent members of the Board; those members of the Board establish the CEO's compensation.

The Compensation Committee directly engaged Korn Ferry as a compensation consultant to advise the Compensation Committee in the design of compensation for executive officers and to advise with respect to the unique circumstances of the 2024 compensation cycle.

Korn Ferry conducted an annual competitive assessment of executive positions at Kroger for the Compensation Committee. The assessment is one of several factors, as described above, on which the Compensation Committee determines compensation. The consultant assessed:

- base salary;

- target performance-based annual cash incentive;

- target annual cash compensation (the sum of salary and annual cash incentive potential);

- long-term incentive compensation, comprised of performance units, stock options and restricted stock; and

- total direct compensation (the sum of target annual cash compensation and long-term compensation).

In addition to the factors identified above, the consultant also reviewed actual payout amounts against the targeted amounts.

The consultant compared these elements against those of other companies in a group of publicly traded companies selected by the Compensation Committee. For 2024, our peer group consisted of:

Albertsons	CVS Health	Sysco
Best Buy	Home Depot	Target
Cardinal Health	Johnson & Johnson	TJX Companies
Cencora, Inc (formerly known as AmerisourceBergen)	Lowe's	Walgreens Boots Alliance
	Procter & Gamble	Walmart
Costco Wholesale		

The make-up of the compensation peer group is reviewed annually and modified as circumstances warrant. In addition, the Compensation Committee considered supplemental data provided by its independent compensation consultant from "general industry" companies, a representation of the Fortune 40, excluding financial services companies. This data provided reference points, particularly for senior executive positions where competition for talent extends beyond the retail sector. The peer group includes a combination of food and drug retailers, other large retailers based on revenue size, and large consumer-facing companies. Median 2024 revenue for the peer group was $106 billion, compared to our 2024 revenue of $147 billion.

Considering the size of Kroger in relation to other peer group companies, the Compensation Committee believes that salaries paid to our NEOs should be competitively positioned relative to amounts paid by peer group companies for comparable positions. The Compensation Committee also aims to provide an annual cash incentive potential to our NEOs around the market median. Actual payouts may be as low as zero if performance does not meet the baselines established by the Compensation Committee while superior financial performance is rewarded with compensation falling above the median.

The independent members of the Board have the exclusive authority to determine the amount of the CEO's compensation. In setting total compensation, the independent directors consider the median compensation of the peer group's CEOs. With respect to the annual incentive plan, the independent directors make two determinations: (1) the annual cash incentive potential that will be multiplied by the corporate annual cash incentive payout percentage earned that is applicable to the NEOs and (2) the annual cash incentive amount paid to the CEO by retaining discretion to reduce the annual cash incentive percentage payout the CEO would otherwise receive under the formulaic plan. The independent directors also retain discretion to determine the form of payout, to include a portion in equity in place of cash.

The Compensation Committee performs the same function and exercises the same authority as to the other NEOs. In its annual review of compensation for the NEOs, the Compensation Committee:

- Conducts an annual review of all components of compensation, quantifying total compensation for the NEOs including a summary for each NEO of salary; performance-based annual cash incentive; and long-term performance-based equity comprised of performance units, stock options and restricted stock.

- Considers internal pay equity at Kroger to ensure that the CEO is not compensated disproportionately. The Compensation Committee has determined that the compensation of the CEO and that of the other NEOs bears a reasonable relationship to the compensation levels of other executive positions at Kroger taking into consideration performance and differences in responsibilities.

- Reviews a report from the Compensation Committee's compensation consultant reflecting a comprehensive review of each element of pay, both annual and long-term and comparing NEO compensation with that of other companies, including both our peer group of competitors and a larger general industry group, to ensure that the Compensation Committee's objectives of competitiveness are met.

- Takes into account a recommendation from the CEO for salary, annual cash incentive potential and long-term compensation awards for each of the senior officers including the other NEOs. The CEO's recommendation takes into consideration the objectives established by and the reports received by the Compensation Committee as well as his assessment of individual job performance and contribution to our management team.

The Compensation Committee does not make use of a formula, but both qualitatively and quantitatively considers each of the factors identified above in setting compensation.

Stock Ownership Guidelines

To more closely align the interests of our officers and directors with your interests as shareholders, the Board has adopted stock ownership guidelines. These guidelines require independent directors, executive officers, and other key executives to acquire and hold a minimum dollar value of Kroger common shares as set forth below:

Position	Multiple
Chief Executive Officer	5 times base salary
President and Chief Operating Officer	4 times base salary
Executive Vice Presidents and Senior Vice Presidents	3 times base salary
Independent Directors	5 times annual base cash retainer

All covered individuals are expected to achieve the target level within five years of appointment to their positions. Until the requirements are met, covered individuals, including the NEOs, must hold 100% of common shares issued pursuant to performance units earned, shares received upon the exercise of stock options and upon the vesting of restricted stock, except those necessary to pay the exercise price of the options and/or applicable taxes, and must retain all Kroger common shares unless the disposition is approved in advance by the CEO, or by the Board or Compensation Committee for the CEO.

Executive Compensation Recoupment Policy (Clawback)

We have adopted a policy on incentive compensation-based recovery, which meets the requirements of NYSE listing standards and Section 10D of the Exchange Act. The policy requires the recoupment of incentive-based compensation paid to certain current and former executive officers in the event that the Company is required to restate its financial results due to the Company's material non-compliance with any financial reporting requirement under the securities laws. Under the policy, the Company will seek recovery of erroneously awarded incentive-based compensation received by current and former executive officers during the three-year fiscal year period prior to the date the Company is required to prepare an accounting restatement. The Policy is administered by the Compensation Committee of the Board.

Kroger has an additional recoupment policy, which provides that if a material error of facts results in the payment to an executive officer at the level of Group Vice President or higher of an annual or a long-term incentive in an amount higher than otherwise would have been paid, as determined by the Compensation Committee, then the officer, upon demand from the Compensation Committee, will reimburse Kroger for the amounts that would not have been paid if the error had not occurred. This recoupment policy applies to those amounts paid by Kroger within 36 months prior to the detection and public disclosure of the error or restatement.

Furthermore, under the 2019 Amended and Restated Long-Term Incentive Plan (the "2019 Plan"), unless an award agreement provides otherwise, if a participant's employment or service is terminated for cause, or if after termination the Compensation Committee determines either that (i) prior to termination, the participant engaged in an act or omission that would have warranted termination for cause or (ii) after termination, the participant violates any continuing obligation or duty of the participant with respect to Kroger, any gain realized by the participant from the exercise, vesting or payment of any award may be cancelled, forfeited or recouped in the sole discretion of the Committee. Under the 2019 Plan, any gain realized by the participant from the exercise, vesting or payment of any award may also be recouped if, within one year after such exercise, vesting or payment, (i) a participant is terminated for cause, (ii) the Compensation Committee determines that the participant is subject to recoupment pursuant to any Kroger policy, or (iii) after a participant's termination for any reason, the Compensation Committee determines either that (1) prior to termination the participant engaged in an act or omission that would have warranted termination for cause, or (2) after termination the participant violates any continuing obligation or duty of the participant with respect to Kroger. Unless otherwise defined under 2019 Plan award agreement, "cause" has the meaning as defined in The Kroger Co. Employee Protection Plan, as amended from time to time.

Additionally, if an award based on financial statements that are subsequently restated in a way that would decrease the value of such award, the participant will, to the extent not otherwise prohibited by law, upon the written request of Kroger, forfeit and repay to Kroger the difference between what was received and what should have been received based on the accounting restatement, which will be repaid in accordance with any applicable Kroger policy or applicable law.

Securities Trading Policies

The Board has adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of Kroger's securities by its directors, officers and associates, as well as by the Company itself, that we believe are reasonably designed to promote compliance with insider trading laws, rules and regulations, and applicable listing standards

Prohibition on Hedging and Pledging

The Board has adopted a policy prohibiting Kroger directors and executive officers from engaging, directly or indirectly, in the pledging of, hedging transactions in, or short sales of, Kroger securities.

Section 162(m) of the Internal Revenue Code

Prior to the effective date of the Tax Cuts and Jobs Act of 2017, Section 162(m) of the Code generally disallowed a federal tax deduction to public companies for compensation greater than $1 million paid in any tax year to specified executive officers unless the compensation was "qualified performance-based compensation" under that section. Pursuant to the Tax Cuts and Jobs Act of 2017, the exception for "qualified performance-based compensation" under Section 162(m) of the Code was eliminated with respect to all remuneration in excess of $1 million other than qualified performance-based compensation pursuant to a written binding contract in effect on November 2, 2017 or earlier which was not modified in any material respect on or after such date (the legislation providing for such transition rule, the "Transition Rule").

As a result, performance-based compensation that the Compensation Committee structured with the intent of qualifying as performance-based compensation under Section 162(m) prior to the change in the law may or may not be fully deductible, depending on the application of the Transition Rule. In addition, compensation arrangements structured following the change in law will be subject to the Section 162(m) limitation (without any exception for performance-based compensation). Consistent with its past practice, the Committee will continue to retain flexibility to design compensation programs that are in the best long-term interests of the Company and our shareholders, with deductibility of compensation being one of a variety of considerations taken into account.

Compensation Committee Report

The Compensation Committee has reviewed and discussed with Kroger's management the Compensation Discussion and Analysis contained in this proxy statement. Based on its review and discussions with management, the Compensation Committee has recommended to the Board that the Compensation Discussion and Analysis be included in Kroger's proxy statement and incorporated by reference into its Annual Report on Form 10-K.

Compensation Committee:
   Clyde R. Moore, Chair
   Kevin M. Brown
   Amanda Sourry
   Mark Sutton

Executive Compensation Tables

Summary Compensation Table

The following table and footnotes provide information regarding the compensation of the NEOs for the fiscal years presented.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Comp-ensation ($)(4)	Change in Pension Value and Nonqualified Deferred Comp-ensation Earnings ($)(5)	All Other Compensation ($)(7)	Total ($)
W. Rodney McMullen	2024	1,433,913		10,600,023	2,649,569	0	206,800	740,723	15,631,028
Former Chairman and Chief	2023	1,422,581		10,000,038	2,500,632	672,560	193,388	921,373	15,710,572
Executive Officer	2022	1,388,495		10,367,639	2,299,636	4,130,769	175,750	847,554	19,209,843
Todd Foley	2024	596,613	600,000	1,700,050	299,965	759,767		83,025	4,039,390
Senior Vice President and	2023								
Interim Chief Financial Officer	2022								
Mary Ellen Adcock	2024	856,400		3,700,060	899,842	1,071,085		210,499	6,737,886
Executive Vice President and Chief	2023								
Merchant & Marketing Officer	2022								
Yael Cosset	2024	932,784		4,350,041	899,860	1,032,713		270,868	7,486,266
Executive Vice President	2023	880,376		3,400,063	850,220	224,176		318,427	5,673,262
and Chief Digital Officer	2022	809,879		3,358,792	749,879	1,269,231		267,548	6,455,329
Timothy A. Massa	2024	924,191		3,550,031	699,883	969,848		218,120	6,362,073
Executive Vice President and	2023	905,780		2,400,017	600,162	201,159		234,018	4,341,136
Associate Experience Officer	2022	839,113		2,320,484	499,919	1,133,654		208,794	5,001,964
Gary Millerchip(6)	2024	67,241						101,774	169,015
Former Senior Vice President	2023	901,411		3,400,063	850,220	224,176		313,928	5,689,798
and Chief Financial Officer	2022	809,879		3,358,792	749,879	1,269,231		265,342	6,453,123

(1) Mr. Foley received a discretionary cash bonus to award his 2024 performance as Interim CFO.

(2) Amounts reflect the grant date fair value of restricted stock and performance units granted each fiscal year, as computed in accordance with FASB ASC Topic 718. The following table reflects the value of each type of award granted to the NEOs in 2024:

Name	Restricted Stock	Performance Units
Mr. McMullen	$3,975,016	$6,625,007
Mr. Foley	$950,054	$749,996
Ms. Adcock	$1,950,052	$1,750,008
Mr. Cosset	$2,100,054	$2,249,987
Mr. Massa	$1,800,023	$1,750,008
Mr. Millerchip	0	0

The Restricted Stock values include the annual grant of restricted stock in 2024.

The grant date fair value of the performance units reflected in the stock awards column and in the table above is computed based on the probable outcome of the performance conditions as of the grant date. This amount is consistent with the estimate of aggregate compensation cost to be recognized by the Company over the three-year performance period of the award determined as of the grant date under FASB ASC Topic 718, excluding the effect of estimated forfeitures. The assumptions used in calculating the valuations are set forth in Note 11 to the consolidated financial statements in Kroger’s Form 10-K for fiscal year 2024.

Assuming that the highest level of performance conditions is achieved, the aggregate fair value of the 2024 performance unit awards at the grant date is as follows:

Name	Value of Performance Units Assuming Maximum Performance
Mr. McMullen	$12,421,917
Mr. Foley	$1,406,235
Ms. Adcock	$3,281,252
Mr. Cosset	$4,218,704
Mr. Massa	$3,281,252
Mr. Millerchip	--

(3) These amounts represent the aggregate grant date fair value of option awards computed in accordance with FASB ASC Topic 718. The assumptions used in calculating the valuations are set forth in Note 11 to the consolidated financial statements in Kroger's Form 10-K for fiscal year 2024.

(4) Non-equity incentive plan compensation earned for 2024 consists of amounts earned under the 2024 Annual Incentive Plan. The 2024 Annual Incentive Plan was calculated at 108.7% and was applied to each NEO's annual incentive plan target, except for Ms. Adcock. Ms. Adcock's payout of 120.1% of her annual incentive target was calculated based on the Annual Incentive Plan metrics and the merchandising team metrics and operational metrics. Mr. McMullen did not receive payments under the 2024 Annual Incentive Plan. See "2024 Annual Incentive Plan Results" in the Compensation Discussion and Analysis for more information on this plan.

(5) The amount reported consists of preferential earnings on nonqualified deferred compensation, which only applies to Mr. McMullen. The remainder of the NEOs do not participate in a defined benefit pension plan and did not receive preferential earnings on nonqualified deferred compensation.

Change in Pension Value. The actuarial present value of Mr. McMullen's accumulated pension benefits decreased by $979,331. This change in value of accumulated pension benefits is not included in the Summary Compensation Table because the value decreased. The value of accrued benefits decreased primarily due to the change in value of the benefit due to the increase in discount rates as well as the change in value of the benefit due to aging. The Company froze the compensation and service periods used to calculate pension benefits for active associates who participate in the affected pension plans, including Mr. McMullen's, as of December 31, 2019. Beginning January 1, 2020, the affected active associates will no longer accrue additional benefits for future service and eligible compensation received under these plans. Please see the 2024 Pension Benefits section for further information regarding the assumptions used in calculating pension benefits.

Preferential Earnings on Nonqualified Deferred Compensation. Mr. McMullen participated in The Kroger Co. Executive Deferred Compensation Plan (the "Deferred Compensation Plan") and received preferential earnings of $206,800. Under the plan, for elections made prior to January 1, 2025, deferred compensation earned interest at a rate representing Kroger's cost of ten-year debt, as determined by the CFO, and approved by the Compensation Committee prior to the beginning of each deferral year. For each participant, a separate deferral account was created each year and the interest rate established for that year was applied to that deferral account until the deferred compensation is paid out. If the interest rate established by Kroger for a particular year exceeds 120% of the applicable federal long-term interest rate that corresponds most closely to the plan rate, the amount by which the plan rate exceeded 120% of the corresponding federal rate is deemed to be above-market or preferential. For each of the deferral accounts in which the plan rate is deemed to be above-market, Kroger calculates the amount by which the actual annual earnings on the account exceed what the annual earnings would have been if the account earned interest at 120% of the corresponding federal rate, and discloses those amounts as preferential earnings. Beginning January 1, 2025, deferred compensation is credited with earnings and/or losses based on notional investment directions made by the participant.

(6) Mr. Millerchip resigned on February 5, 2024.

(7) Amounts reported in the "All Other Compensation" column for 2024 include Company contributions to defined contribution retirement plans, dividend equivalents paid on earned performance units, and dividends paid on unvested restricted stock. In 2024, the total amount of perquisites and personal benefits for each of the NEOs was less than $10,000. The following table identifies the value of each element of All Other Compensation:

Name	Retirement Plan Contributions[a]	Payment of Dividend Equivalents on Earned Performance Units	Dividends Paid on Unvested Restricted Stock
Mr. McMullen	$275,844	$228,000	$236,879
Mr. Foley	$43,775	$13,225	$26,025
Ms. Adcock	$96,875	$49,565	$64,059
Mr. Cosset	$105,676	$74,348	$90,844
Mr. Massa	$100,029	$49,565	$68,526
Mr. Millerchip	$101,774	--	--

(a) *Retirement plan contributions.* The Company makes automatic and matching contributions to NEOs' accounts under the applicable defined contribution plan on the same terms and using the same formulas as other participating associates. The Company also makes contributions to NEOs' accounts under the applicable defined contribution restoration plan, which is intended to make up the shortfall in retirement benefits caused by the limitations on benefits to highly compensated individuals under the defined contribution plans in accordance with the Code. See footnote 1 to the 2024 Nonqualified Deferred Compensation table for more information on the Company contributions made to the NEOs under the defined contribution restoration plan.

2024 Grants of Plan-Based Awards

The following table provides information about equity and non-equity incentive awards granted to the NEOs in 2024.

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards — Target ($)[1]	Maximum ($)[1]	Estimated Future Payouts Under Equity Incentive Plan Awards — Target (#)[2]	Maximum (#)[2]	All Other Stock Awards: Number of Shares of Stock or Units (#)[3]	All Other Option Awards: Number of Securities Underlying Options (#)[4]	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
W. Rodney McMullen[5]		2,900,000	6,090,000						
	3/14/2024					71,609			3,975,016
	3/14/2024						154,700	55.51	2,649,569
	3/14/2024			119,348	223,778				6,625,007
Todd Foley		700,000	1,470,000						
	3/14/2024					17,115			950,054
	3/14/2024						17,514	55.51	299,965
	3/14/2024			13,511	25,333				749,996
Mary Ellen Adcock		900,000	1,890,000						
	3/14/2024					27,923			1,550,006
	12/20/2024					6,468			400,046
	3/14/2024						40,864	55.51	699,883
	12/20/2024						12,699	61.85	199,959
	3/14/2024			31,526	59,111				1,750,008
Yael Cosset		950,000	1,995,000						
	3/14/2024					37,832			2,100,054
	3/14/2024						52,540	55.51	899,860
	3/14/2024			40,533	75,999				2,249,987
Timothy A. Massa		900,000	1,890,000						
	3/14/2024					32,427			1,800,023
	3/14/2024						40,864	55.51	699,883
	3/14/2024			31,526	59,111				1,750,008
Gary Millerchip		950,000	1,995,000						

(1) These amounts relate to the 2024 performance-based annual incentive plan. The amount listed under "Target" represents the annual incentive potential of the NEO. By the terms of the plan, payouts are limited to no more than 210% of a participant's annual incentive potential; accordingly, the amount listed under "Maximum" is 210% of that officer's annual incentive potential amount. The amounts actually earned under this plan were paid out in March 2025; are described in the Compensation Discussion and Analysis; and are included in the Summary Compensation Table for 2024 in the "Non-Equity Incentive Plan Compensation" column and described in footnotes 2 and 4 to that table. See "2024 Annual Cash Incentive Plan" in CD&A for more information about the program for 2024.

(2) These amounts represent performance units awarded under the 2024 Long-Term Incentive Plan, which covers performance during fiscal years 2024, 2025 and 2026. The amount listed under "Maximum" represents the maximum number of common shares that can be earned by the NEO under the award or 187.5% of the target amount. This amount is consistent with the estimate of aggregate compensation cost to be recognized by the Company over the three-year performance period of the award determined as of the grant date under FASB ASC Topic 718, excluding the effect of estimated forfeitures. The grant date fair value reported in the last column is based on the probable outcome of the performance conditions as of the grant date. The aggregate grant date fair value of these awards is included in the Summary Compensation Table for 2024 in the "Stock Awards" column and described in footnote 2 to that table.

(3) These amounts represent the number of shares of restricted stock granted in 2024. The aggregate grant date fair value reported in the last column is calculated in accordance with FASB ASC Topic 718. The aggregate grant date fair value of these awards is included in the Summary Compensation Table for 2024 in the "Stock Awards" column and described in footnote 2 to that table.

(4) These amounts represent the number of stock options granted in 2024. Options are granted with an exercise price equal to the closing price of Kroger common shares on the grant date. The aggregate grant date fair value reported in the last column is calculated in accordance with FASB ASC Topic 718. The aggregate grant date fair value of these awards is included in the Summary Compensation Table for 2024 in the "Option Awards" column and described in footnote 3 to that table.

(5) Mr. McMullen's award represents his targets when serving as CEO. His unvested awards were subsequently forfeited in connection with his resignation on March 2, 2025.

The Compensation Committee, and the independent members of the Board in the case of the CEO, established the incentive potential amounts for the performance-based annual incentive awards (shown in this table as "Target") and the number of performance units awarded for the long-term incentive awards (shown in this table as "Target"). Amounts are payable to the extent that Kroger's actual performance meets specific performance metrics established by the Compensation Committee at the beginning of the performance period. There are no guaranteed or minimum payouts; if none of the performance metrics are achieved, then none of the award is earned and no payout is made. As described in the CD&A, actual earnings under the performance-based annual incentive plan may exceed the target amount if the Company's performance exceeds the performance goals, but are limited to 187.5% of the target amount. The potential values for performance units awarded under the 2024-2026 Long-Term Incentive Plan are more particularly described in the CD&A.

The annual restricted stock and nonqualified stock options awards granted to the NEOs vest in equal amounts on each of the first four anniversaries of the grant date, so long as the officer remains a Kroger associate. Any dividends declared on Kroger common shares are payable on unvested restricted stock.

2024 Outstanding Equity Awards at Fiscal Year-End

The following table provides information about outstanding equity-based incentive compensation awards for the NEOs as of the end of 2024. The vesting schedule for each award is described in the footnotes to this table. The market value of unvested restricted stock and unearned performance units is based on the closing price of Kroger's common shares of $61.64 on January 31, 2025, the last trading day of fiscal 2024.

Name	Option Awards				Stock Awards			
	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
W. Rodney McMullen[1]	235,415		38.33	7/15/2025	23,612[9]	1,455,444		
	358,091		37.48	7/13/2026	30,216[10]	1,862,514		
	573,127		22.92	7/13/2027	59,525[11]	3,669,121		
	349,293		28.05	7/13/2028	71,609[12]	4,413,979		
	348,259		24.75	3/14/2029			45,410[17]	2,962,548
	329,154		29.12	3/12/2030			119,348[18]	7,807,746
	195,729	65,244[2]	34.94	3/11/2031				
	71,429	71,429[3]	57.09	3/10/2032				
	41,473	124,420[4]	47.25	3/9/2033				
		154,700[5]	55.51	3/14/2034				
Todd Foley	7,685		28.05	7/13/2028	816[9]	50,298		
	10,498		24.75	3/14/2029	974[13]	60,037		
	9,922		29.12	3/12/2030	1,753[10]	108,055		
	6,762	2,254[2]	34.94	3/11/2031	3,177[11]	195,830		
	6,507	2,170[6]	41.10	9/15/2031	8,107[12]	499,715		
	4,143	4,143[3]	57.09	3/10/2032	9,008[14]	555,253		
	2,213	6,640[4]	47.25	3/9/2033			2,423[17]	185,434
		17,514[5]	55.51	3/14/2034			13,511[18]	986,629
Mary Ellen Adcock	41,460		24.75	3/14/2029	3,435[9]	211,733		
	18,588		22.08	7/15/2029	1,468[15]	90,488		
	43,888		29.12	3/12/2030	6,569[10]	404,913		
	28,470	9,490[2]	34.94	3/11/2031	14,286[11]	880,589		
	8,134	2,712[7]	38.32	7/14/2031	27,923[12]	1,721,174		
	15,528	15,528[3]	57.09	3/10/2032	6,468[16]	398,688		
	9,953	29,862[4]	47.25	3/9/2033			10,898[17]	707,833
		40,864[5]	55.51	3/14/2034			31,526[18]	2,097,074
		12,699[8]	61.85	12/20/2034				
Yael Cosset	10,611		28.83	3/9/2027	7,513[9]	463,101		
	8,704		22.92	7/13/2027	9,853[10]	607,339		
	29,499		28.05	7/13/2028	20,239[11]	1,247,532		
	82,919		24.75	3/14/2029	37,832[12]	2,331,964		
	84,640		29.12	3/12/2030			15,440[17]	1,007,304
	62,277	20,760[2]	34.94	3/11/2031			40,533[18]	2,651,669
	23,292	23,292[3]	57.09	3/10/2032				
	14,101	42,303[4]	47.25	3/9/2033				
		52,540[5]	55.51	3/14/2034				

Timothy A. Massa	45,065		22.92	7/13/2027	4,723[9]	291,126		
	40,561		28.05	7/13/2028	6,569[10]	404,913		
	66,336		24.75	3/14/2029	14,286[11]	880,589		
	62,696		29.12	3/12/2030	32,427[12]	1,998,800		
	39,146	13,049[2]	34.94	3/11/2031			10,898[17]	710,987
	15,528	15,528[3]	57.09	3/10/2032			31,526[18]	2,062,431
	9,953	29,862[4]	47.25	3/9/2033				
		40,864[5]	55.51	3/14/2034				
Gary Millerchip	--	--	--	--	--	--	--	--

(1) In connection with his resignation, Mr. McMullen forfeited all unvested equity awards outstanding under the Company's 2019 LTIP. Mr. McMullen's vested stock options granted before 2019 retain their original expiration dates and vested stock options granted in 2019 and later will expire on March 2, 2026.

(2) Stock options vest on 3/11/2025.

(3) Stock options vest in equal amounts on 3/10/2025 and 3/10/2026.

(4) Stock options vest in equal amounts on 3/9/2025, 3/9/2026, and 3/9/2027.

(5) Stock options vest in equal amounts on 3/14/2025, 3/14/2026, 3/14/2027, and 3/14/2028.

(6) Stock options vests on 9/15/2025.

(7) Stock options vest on 7/14/2025.

(8) Stock options vest in equal amounts on 12/20/2025, 12/20/2026, 12/20/2027, and 12/20/2028.

(9) Restricted stock vests on 3/11/2025.

(10) Restricted stock vests in equal amounts on 3/10/2025, and 3/10/2026.

(11) Restricted stock vests in equal amounts on 3/9/2025, 3/9/2026, and 3/9/2027.

(12) Restricted stock vests in equal amounts on 3/14/2025, 3/14/2026, 3/14/2027, and 3/14/2028.

(13) Restricted stock vests on 9/15/2025.

(14) Restricted stock vests on 3/14/2025.

(15) Restricted stock vests on 7/14/2025.

(16) Restricted stock vests in equal amounts on 12/20/2025, 12/20/2026, 12/20/2027, and 12/20/2028.

(17) Performance units granted under the 2023 long-term incentive plan are earned as of the last day of fiscal 2025, to the extent performance conditions are achieved. Because the awards earned are not currently determinable, in accordance with SEC rules, the number of units and the corresponding market value reflect a representative amount based on performance through fiscal year 2024, including cash payments equal to projected dividend equivalent payments.

(18) Performance units granted under the 2024 long-term incentive plan are earned as of the last day of fiscal 2026, to the extent performance conditions are achieved. Because the awards earned are not currently determinable, in accordance with SEC rules, the number of units and the corresponding market value reflect a representative amount based on performance in fiscal year 2024, including cash payments equal to projected dividend equivalent payments.

2024 Option Exercises and Stock Vested

The following table provides information regarding 2024 stock options exercised, restricted stock vested, and common shares issued pursuant to performance units earned under long-term incentive plans.

Name	Option Awards[1]		Stock Awards[2]	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
W. Rodney McMullen	300,000	7,411,500	180,256	10,756,422
Todd Foley	32,196	919,771	8,596	520,819
Mary Ellen Adcock	82,806	2,555,804	36,720	2,198,381
Yael Cosset	—	—	56,539	3,383,561
Timothy A. Massa	55,859	1,150,953	39,907	2,379,583
Gary Millerchip	367,399	9,699,986	—	—

(1)   Stock options have a ten-year life and expire if not exercised within that ten-year period. The value realized on exercise is the difference between the exercise price of the option and the closing price of Kroger's common shares on the exercise date.

(2)   The Stock Awards columns include vested restricted stock and earned performance units, as follows:

Name	Vested Restricted Stock		Earned Performance Units	
	Number of Shares	Value Realized	Number of Shares	Value Realized
W. Rodney McMullen	110,317	$ 6,133,454	69,939	$ 4,622,968
Todd Foley	4,539	$ 252,651	4,057	$ 268,168
Mary Ellen Adcock	21,516	$ 1,193,397	15,204	$ 1,004,984
Yael Cosset	33,733	$ 1,876,084	22,806	$ 1,507,477
Timothy A. Massa	24,703	$ 1,374,599	15,204	$ 1,004,984
Gary Millerchip	—	—	—	—

Restricted stock. The table includes the number of shares acquired upon vesting of restricted stock and the value realized on the vesting of restricted stock, based on the closing price of Kroger common shares on the vesting date.

Performance Units. Participants in the 2022-2024 Long-Term Incentive Plan were awarded performance units that were earned based on performance criteria established by the Compensation Committee as described in "2022-2024 Long-Term Incentive Plan — Results and Payout" in the CD&A. Actual payouts were based on the level of performance achieved and were paid in common shares. The number of common shares issued, and the value realized based on the closing price of Kroger common shares of $66.10 on March 13, 2025, the date of deemed delivery of the shares, are reflected in the table above.

2024 Pension Benefits

The following table provides information regarding pension benefits for the NEOs as of the last day of fiscal 2024. Only Mr. McMullen participates in a pension plan.

Name	Plan Name	Number of Years Credited Service (#)[1]	Present Value of Accumulated Benefit ($)[2]	Payments during Last fiscal year ($)
W. Rodney McMullen	Pension Plan	34	1,514,733	—
	Excess Plan	34	16,957,536	—
Todd Foley	Pension Plan	—	—	—
	Excess Plan	—	—	—
Mary Ellen Adcock	Pension Plan	—	—	—

	Excess Plan	—	—	—
Yael Cosset	Pension Plan	—	—	—
	Excess Plan	—	—	—
Timothy A. Massa	Pension Plan	—	—	—
	Excess Plan	—	—	—
Gary Millerchip	Pension Plan	—	—	—
	Excess Plan	—	—	—

(1) In 2018, the Company froze the service periods used to calculate pension benefits and thus, Mr. McMullen's number of years of credited service is less than his actual 46 years of service.

(2) The discount rate used to determine the present values was 5.61% for The Kroger Consolidated Retirement Benefit Plan Spin Off (the "Pension Plan") and 5.57% for The Kroger Co. Consolidated Retirement Excess Benefit Plan (the "Excess Plan"), which are the same rates used at the measurement date for financial reporting purposes. Additional assumptions used in calculating the present values are set forth in Note 14 to the consolidated financial statements in Kroger's 10-K for fiscal year 2024.

Pension Plan and Excess Plan

In 2024, Mr. McMullen was a participant in the Pension Plan, which is a qualified defined benefit pension plan. Mr. McMullen also participated in the Excess Plan, which is a nonqualified deferred compensation plan as defined in Section 409A of the Code. The purpose of the Excess Plan is to make up the shortfall in retirement benefits caused by the limitations on benefits to highly compensated individuals under the qualified defined benefit pension plans in accordance with the Code.

Although participants generally receive credited service beginning at age 21, certain participants in the Pension Plan and the Excess Plan who commenced employment prior to 1986, including Mr. McMullen, began to accrue credited service after attaining age 25 and one year of service. The Pension Plan and the Excess Plan generally determine accrued benefits using a cash balance formula but retain benefit formulas applicable under prior plans for certain "grandfathered participants" who were employed by Kroger on December 31, 2000. Mr. McMullen was eligible for these grandfathered benefits.

Grandfathered Participants

Benefits for grandfathered participants are determined using formulas applicable under prior plans, including the Kroger formula covering service to The Kroger Co. As a "grandfathered participant," Mr. McMullen will receive benefits under the Pension Plan and the Excess Plan, determined as follows:

- $1\frac{1}{2}$% times years of credited service multiplied by the average of the highest five years of total earnings (base salary and annual cash incentive) during the last ten calendar years of employment, reduced by $1\frac{1}{4}$% times years of credited service multiplied by the primary social security benefit;

- normal retirement age is 65; and

- unreduced benefits are payable beginning at age 62.

In 2018, the Company froze the compensation and service periods used to calculate pension benefits for active associates who participate in the affected pension plans, including the NEO participants, as of December 31, 2019. Beginning January 1, 2020, the affected active associates no longer accrue additional benefits for future service and eligible compensation received under these plans.

2024 Nonqualified Deferred Compensation

The following table provides information on nonqualified deferred compensation for the NEOs for 2024.

Name	Executive Contributions in Last FY	Company Contributions in Last FY[1]	Aggregate Earnings in Last FY[2]	Aggregate Balance at Last FYE[3]
W. Rodney McMullen	$204,375	$260,038	$1,269,878	$17,490,211
Todd Foley	$37,500	$26,221	$5,785	$138,688
Mary Ellen Adcock	—	$81,072	$19,819	$346,703
Yael Cosset	—	$90,087	$24,123	$422,027
Timothy A. Massa	—	$84,558	$26,772	$468,348
Gary Millerchip	—	$91,024	$24,131	$422,143

(1) This amount includes Company contributions to the NEOs pursuant to the defined contribution restoration plan, which is intended to make up the shortfall in retirement benefits caused by the limitations on benefits to highly compensated individuals under the defined contribution plans in accordance with the Code. This amount is included in footnote 7 to the Summary Compensation Table for 2024.

(2) This amount includes the aggregate earnings on Mr. McMullen's account, including any above-market or preferential earnings. The amount of $206,800 earned in 2024 is deemed to be preferential earnings and is included in the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column of the Summary Compensation Table for 2024.

(3) The amount of $4,459,409 for Mr. McMullen was reported in the Summary Compensation Tables covering fiscal years 2006 – 2023.

Executive Deferred Compensation Plan

Mr. McMullen and Mr. Foley participated in the Deferred Compensation Plan, which is a nonqualified deferred compensation plan. Prior to January 1, 2025, participants could elect to defer up to 100% of the amount of their salary that exceeds the sum of the FICA wage base and pre-tax insurance and other Code Section 125 plan deductions, as well as up to 100% of their cash incentive compensation. After January 1, 2025, this amount was reduced to 75% for the salary compensation. Kroger does not match any deferral or provide other contributions. Prior to January 1, 2025, deferral account amounts were credited with interest at the rate representing Kroger's cost of ten-year debt as determined by Kroger's CFO and approved by the Compensation Committee prior to the beginning of each deferral year. The interest rate established for deferral amounts for each deferral year prior to 2025 will be applied to those deferral amounts for all subsequent years until the deferred compensation is paid out. Beginning January 1, 2025, deferred compensation is credited with earnings and/or losses based on notional investment directions made by the participant. Participants can elect to receive lump sum distributions or quarterly installments for periods up to ten years. Participants also can elect between lump sum distributions and quarterly installments to be received by designated beneficiaries if the participant dies before distribution of deferred compensation is completed.

Participants may not withdraw amounts from their accounts until they leave Kroger, except that Kroger has discretion to approve an early distribution to a participant upon the occurrence of an unforeseen emergency. Participants who are "specified associates" under Section 409A of the Code, which includes the NEOs, may not receive a post-termination distribution for at least six months following separation. If the associate dies prior to or during the distribution period, the remainder of the account will be distributed to his or her designated beneficiary in lump sum or quarterly installments, according to the participant's prior election.

Potential Payments upon Termination or Change in Control

Kroger does not have employment agreements that provide for payments to the NEOs in connection with a termination of employment or a change in control of Kroger. However, KEPP and award agreements for stock options, restricted stock and performance units provide for certain payments and benefits to participants, including the NEOs, in the event of a termination of employment or a change in control of Kroger, as defined in the applicable plan or agreement. Our pension plans and nonqualified deferred compensation plan also provide for certain payments and benefits to participants in the event of a termination of employment, as described above in the 2024 Pension Benefits section and the 2024 Nonqualified Deferred Compensation section, respectively.

The Kroger Co. Employee Protection Plan

KEPP applies to all management associates who are classified as exempt under the federal Fair Labor Standards Act and to certain administrative or technical support personnel who are not covered by a collective bargaining agreement, with at least one year of service, including the NEOs. KEPP provides severance benefits when a participant's employment is terminated actually or constructively within two years following a change in control of Kroger, as defined in KEPP. The actual amount of the severance benefit is dependent on pay level and years of service. Exempt associates, including the NEOs, are eligible for the following benefits:

- a lump sum severance payment equal to up to 24 months of the participant's annual base salary and target annual incentive potential;

- a lump sum payment equal to the participant's accrued and unpaid vacation, including banked vacation;

- continued medical and dental benefits for up to 24 months and continued group term life insurance coverage for up to six months; and

- up to $10,000 as reimbursement for eligible outplacement expenses.

In the event that any payments or benefits received or to be received by an eligible associate in connection with

a change in control or termination of employment (whether pursuant to KEPP or any other plan, arrangement or agreement with Kroger or any person whose actions result in a change in control) would constitute parachute payments within the meaning of Section 280G of the Code and would be subject to the excise tax under Section 4999 of the Code, then such payments and benefits will either be (i) paid in full or (ii) reduced to the minimum extent necessary to ensure that no portion of such payments or benefits will be subject to the excise tax, whichever results in the eligible associate receiving the greatest aggregate amount on an after-tax basis.

Long-Term Incentive Awards

The following table describes the treatment of long-term incentive awards following a termination of employment or change in control of Kroger, as defined in the applicable agreement. In each case, the continued vesting, exercisability or eligibility for the incentive awards will end if the participant provides services to a competitor of Kroger.

Triggering Event	Stock Options	Restricted Stock	Performance Units
Involuntary Termination	Forfeit all unvested options. Previously vested options remain exercisable for the shorter of one year after termination or the remainder of the original 10-year term	Forfeit all unvested shares	Forfeit all rights to units for which the three-year performance period has not ended
Voluntary Termination/Retirement • Prior to minimum age and five years of service[1]	Forfeit all unvested options. Previously vested options remain exercisable for the shorter of one year after termination or the remainder of the original 10-year term	Forfeit all unvested shares	Forfeit all rights to units for which the three-year performance period has not ended
Voluntary Termination/Retirement • After minimum age and five years of service[1]	Unvested options held greater than one year continue vesting on the original schedule. All options are exercisable for remainder of the original 10-year term	Unvested shares held greater than one year continue vesting on the original schedule	Pro rata portion[2] of units earned based on performance results over the full three-year period
Death	Unvested options are immediately vested. All options are exercisable for the remainder of the original 10-year term	Unvested shares immediately vest	Pro rata portion[2] of units earned based on performance results through the end of the fiscal year in which death occurs. Award will be paid following the end of such fiscal year
Disability	Unvested options are immediately vested. All options are exercisable for remainder of the original 10-year term	Unvested shares immediately vest	Pro rata portion[2] of units earned based on performance results over the full three-year period
Change in Control[3] • For awards in March 2019 and thereafter	Unvested options only vest and become exercisable upon an actual or constructive termination of employment within two years following a change in control	Unvested shares only vest upon an actual or constructive termination of employment within two years following a change in control	50% of the units granted at the beginning of the performance period earned upon an actual or constructive termination of employment within two years following a change in control

(1) The minimum age requirement is age 62 for stock options and restricted stock and age 55 for performance units.

(2) The prorated amount is equal to the number of weeks of active employment during the performance period divided by the total number of weeks in the performance period.

(3) These benefits are payable upon an actual or constructive termination of employment within two years after a change in control, as defined in the applicable agreements.

Quantification of Payments upon Termination or Change in Control

The following table provides information regarding certain potential payments that would have been made to the NEOs if the triggering event occurred on the last day of the fiscal year, February 1, 2025, given compensation, age and service levels as of that date and, where applicable, based on the closing market price per Kroger common share on the last trading day of the fiscal year ($61.64 on January 31, 2025). Amounts actually received upon the occurrence of a triggering event will vary based on factors such as the timing during the year of such event, the market price of Kroger common shares, and the officer's age, length of service and compensation level.

Name	Involuntary Termination	Voluntary Termination/ Retirement	Death	Disability	Change in Control without Termination	Change in Control with Termination
W. Rodney McMullen						
Accrued and Banked Vacation	$655,481	$655,481	$655,481	$655,481	$655,481	$655,481
Severance						$8,700,000
Continued Health and Welfare Benefits[1]						$53,437
Stock Options[2]	$0	$4,805,732	$4,805,732	$4,805,732	$0	$4,805,732
Restricted Stock[3]	$0	$11,401,058	$11,401,058	$11,401,058	$0	$11,401,058
Performance Units[4]	$0	$4,318,252	$4,318,252	$4,318,252	$0	$7,755,021
Executive Group Life Insurance			$2,000,000			
Todd Foley						
Accrued and Banked Vacation	$6,923	$6,923	$6,923	$6,923	$6,923	$6,923
Severance						$2,600,016
Continued Health and Welfare Benefits[1]						$34,813
Stock Options[2]	$0	$0	$326,516	$326,516	$326,516	$326,516
Restricted Stock[3]	$0	$0	$1,469,189	$1,469,189	$0	$1,469,189
Performance Units[4]	$0	$377,176	$377,176	$377,176	$0	$633,937
Executive Group Life Insurance			$900,000			
Mary Ellen Adcock						
Accrued and Banked Vacation	$10,385	$10,385	$10,385	$10,385	$10,385	$10,385
Severance						$3,600,000
Continued Health and Welfare Benefits[1]						$64,709
Stock Options[2]	$0	$0	$1,067,489	$1,067,489	$0	$1,067,489
Restricted Stock[3]	$0	$0	$3,707,584	$3,707,584	$0	$3,707,584
Performance Units[4]	$0	$0	$1,095,606	$1,095,606	$0	$1,950,043
Executive Group Life Insurance			$1,350,000			
Yael Cosset						
Accrued and Banked Vacation	$10,961	$10,961	$10,961	$10,961	$10,961	$10,961
Severance						$3,800,016
Continued Health and Welfare Benefits[1]						$36,445
Stock Options[2]	$0	$0	$1,591,081	$1,591,081	$0	$1,591,081
Restricted Stock[3]	$0	$0	$4,649,937	$4,649,937	$0	$4,649,937
Performance Units[4]	$0	$0	$1,467,282	$1,467,282	$0	$2,635,326
Executive Group Life Insurance			$1,425,000			
Timothy A. Massa						
Accrued and Banked Vacation	$10,789	$10,789	$10,789	$10,789	$10,789	$10,789
Severance						$3,670,008
Continued Health and Welfare Benefits[1]						$53,182
Stock Options[2]	$0	$0	$1,099,270	$1,099,270	$0	$1,099,270
Restricted Stock[3]	$0	$0	$3,575,428	$3,575,428	$0	$3,575,428
Performance Units[4]	$0	$1,095,606	$1,095,606	$1,095,606	$0	$1,950,043
Executive Group Life Insurance			$1,402,500			

Gary Millerchip

Accrued and Banked Vacation	$0	$0	$0	$0	$0	$0
Severance						$0
Continued Health and Welfare Benefits[1]						$0
Stock Options[2]	$0	$0	$0	$0	$0	$0
Restricted Stock[3]	$0	$0	$0	$0	$0	$0
Performance Units[4]	$0	$0	$0	$0	$0	$0
Executive Group Life Insurance				$0		

---

(1) Represents the aggregate present value of continued participation in the Company's medical, dental and term life insurance plans, based on the premiums payable by the Company during the eligible period. The eligible period for continued medical and dental benefits is based on the level and length of service, which is 24 months for all NEOs. The eligible period for continued executive term life insurance coverage is six months for the NEOs. The amounts reported may ultimately be lower if the NEO is no longer eligible to receive benefits, which could occur upon obtaining other employment and becoming eligible for substantially equivalent benefits through the new employer.

(2) Amounts reported in the "Death," "Disability," and "Change in Control" columns represent the intrinsic value of the accelerated vesting of unvested stock options, calculated as the difference between the exercise price of the stock option and the closing price per Kroger common share on January 31, 2025. A value of $0 is attributed to stock options with an exercise price greater than the market price on the last day of the fiscal year. In accordance with SEC rules, no amount is reported in the "Voluntary Termination/Retirement" column because vesting is not accelerated, but the options may continue to vest on the original schedule if the conditions described above are met.

(3) Amounts reported in the "Death," "Disability," and "Change in Control" columns represent the aggregate value of the accelerated vesting of unvested restricted stock. In accordance with SEC rules, no amount is reported in the "Voluntary Termination/Retirement" column because vesting is not accelerated, but the restricted stock may continue to vest on the original schedule if the conditions described above are met.

(4) Amounts reported in the "Voluntary Termination/Retirement," "Death" and "Disability" columns represent the aggregate value of the performance units granted in 2023 and 2024, based on performance through the last day of fiscal 2024 and prorated for the portion of the performance period completed. Amounts reported in the change in control column represent the aggregate value of 50% of the maximum number of performance units granted in 2023 and 2024. Awards under the 2022 Long-Term Incentive Plan were earned as of the last day of 2024 so each NEO age 55 or over was entitled to receive (regardless of the triggering event) the amount actually earned, which is reported in the Stock Awards column of the 2024 Option Exercises and Stock Vested Table.

As previously disclosed, Mr. McMullen resigned from the Company effective March 2, 2025. Upon his resignation, he received his accrued and banked vacation of $730,814, all unvested stock options and restricted shares were forfeited, and all interests in the 2023-2025 and 2024-2026 long term incentive plans were forfeited. Mr. McMullen's vested stock options granted before 2019 retain their original expiration dates and vested stock options granted in 2019 and later will expire March 2, 2026.

Pay Versus Performance

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive "compensation actually paid," or "CAP," and certain financial performance of the Company. For further information concerning the Company's pay-for-performance philosophy and how the Company aligns executive compensation with the Company's performance, refer to the CD&A beginning on page 38.

PAY VERSUS PERFORMANCE TABLE*

(a)	(b)	(c)	(d)	(e)	(f)		(g)	(h)
Year	Summary Compensation Table Total for PEO ($)[1]	Compensation Actually Paid to PEO ($)[2]	Average Summary Compensation Table Total for Non-PEO NEOs ($)[3]	Average Compensation Actually Paid to Non-PEO NEOs ($)[4]	Value of Initial Fixed $100 Investment Based on[5]		Net Income ($)[6] (in millions)	Adjusted FIFO Operating Profit ($)[7] (in millions)
					Total Share-holder Return ($)	Peer Group Total Share-holder Return ($)		
2024	15,631,028	21,332,878	4,958,926	5,841,074	255.56	238.01	2,665	4,674
2023	15,710,572	16,841,015	5,373,738	5,669,814	186.91	164.01	2,164	4,986
2022	19,209,843	23,325,794	6,117,423	6,281,085	178.23	140.77	2,244	5,079
2021	18,168,730	36,111,316	5,644,957	9,323,327	168.66	145.25	1,655	4,310
2020	22,373,574	29,840,084	6,932,437	9,191,933	131.19	123.01	2,585	4,056

*Totals in the above table might not equal the summation of the columns due to rounding amounts to the nearest dollar.

1. During fiscal 2020, 2021, 2022, 2023 and 2024 Mr. McMullen served as our Principal Executive Officer ("PEO"). The dollar amounts reported in column (b) are the amounts of total compensation reported for each corresponding year in the Total column of the Summary Compensation Table ("SCT").
2. The dollar amounts reported in column (c) represent the amount of "compensation actually paid" (CAP) to Mr. McMullen as computed in accordance with Item 402(v) of Regulation S-K. The amounts do not reflect the actual amount of compensation earned by or paid to Mr. McMullen during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to Mr. McMullen's total compensation for each year to determine the CAP:

		PEO SCT Total to CAP Reconciliation				
Year	Reported Summary Compensation Table for PEO ($)	Reported Summary Compensation Table Value of Equity Awards[(a)] ($)	Equity Award Adjustments[(b)] ($)	Reported Change in the APV of Pension Benefits in Summary Compensation Table [(c)] ($)	Plus: Pension Benefit Adjustments[(b)(c)] ($)	Compensation Actually Paid to PEO ($)
2024	15,631,028	13,249,592	18,951,442			21,332,878

a) The amounts included in this column are the amounts reported in "Stock Awards" and "Option Awards" column of the SCT for fiscal 2024 and are subtracted from the Reported Summary Compensation Table for PEO.

b) The equity award and pension benefit adjustments for fiscal 2024 were calculated in accordance with the methodology required by Item 402(v) of Regulation S-K as follows: the equity award adjustments for each applicable year include the addition (or subtraction, as applicable) of the following: (i) the year-end fair value of any equity awards granted in fiscal 2024 that are outstanding and unvested as of the end of the year; (ii) the amount equal to the change as of the end of fiscal 2024 (from the end of the prior fiscal year) in the fair value of any awards granted in prior years that are outstanding and unvested as of the end of fiscal 2024; (iii) for awards that are granted and vest in fiscal 2024, the fair value as of the vesting date; (iv) for awards granted in prior years that vest in fiscal 2024, the amount equal to the change as of the vesting date (from the end of the prior fiscal year) in fair value; (v) for awards granted in prior years that are determined to fail to meet the applicable vesting conditions during fiscal 2024, a deduction for the amount equal to the fair value at the end of the prior fiscal year; and (vi) the dollar value of any dividends or other earnings paid on stock or option awards in the applicable year prior to the vesting date that are not otherwise reflected in the fair value of such award or included in any other component of total compensation for the applicable year. The valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant. The amounts deducted or added in calculating the equity award adjustments for the PEO are provided in the table below:

	PEO Equity Award Adjustments				
Year	Year End Fair Value of Awards Granted in the Year ($)	YoY Change in Fair Value of Outstanding & Unvested Awards ($)	Fair Value as of Vesting Date of Awards Granted and Vested in the Year ($)	Year over Year Change in Fair Value of Awards Granted in Prior Years that Vested in the Year ($)	Total Equity Award Adjustments ($)
2024	14,514,577	1,645,239	-	2,791,626	18,951,442

    c) The amounts included in this column are the amounts reported in "Change in Pension and Nonqualified Deferred Compensation" of the SCT for fiscal 2024. Total Pension Benefit Adjustments are equal to the Pension Service Costs incurred during the relevant period. No Prior Service Costs were incurred as no modifications were made to the pension plan during the relevant period.

3. The dollar amounts reported in column (d) represent the average of the amounts reported for our non-PEO NEOs as a group in the Total column of the SCT in fiscal 2024.

4. The dollar amounts reported in column (e) represent the average amount of "compensation actually paid" to the Non-PEO NEOs as a group, consisting of Mr. Foley, Ms. Adcock, Mr. Cosset, Mr. Massa, and Mr. Millerchip, as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual average amount of compensation earned by or paid to these NEOs as a group during fiscal 2023. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to the average total compensation for these NEOs as a group for fiscal 2024 to determine the CAP using the same methodology as described in footnote 2:

	Average Non-PEO NEOs Summary Compensation Table Total to CAP Reconciliation					
Year	Average Reported Summary Compensation Table for Non-PEO NEOs ($)	Average Reported Summary Compensation Table Value of Equity Awards for non-PEO NEOs ($)	Average Equity Award Adjustments[a] ($)	Average Reported Change in the APV of Pension Benefits in SCT[b] ($)	Plus: Average Pension Benefit Adjustments ($)	Average Compensation Actually Paid to non-PEO NEOs ($)
2024	4,958,926	3,219,946	4,102,094	-	-	5,841,074

    (a) The amounts deducted or added in calculating the total average equity award adjustments are provided in the table below:

	Equity Award Adjustments for Non-PEO NEOs				
Year	Average Year End Fair Value of Awards Granted in the Year ($)	Year over Year Average Change in Fair Value of Outstanding & Unvested Awards ($)	Average Fair Value as of Vesting Date of Awards Granted and Vested in the Year ($)	Year over Year Average Change in Fair Value of Awards Granted in Prior Years that Vested in the Year ($)	Total Average Equity Award Adjustment ($)
2024	3,531,408	20,930	-	549,756	4,102,094

(b) Total Pension Benefit Adjustments are equal to the Pension Service Costs incurred during the relevant period. No Prior Service Costs were incurred as no modifications were made to the pension plan during the relevant period.

5. Cumulative TSR is calculated by dividing (a) the sum of the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and the difference between the Company's share price at the end and the beginning of the measurement period by (b) the Company's share price at the beginning of the measurement period. The peer group selected by the Company for purposes of the TSR benchmarking for the pay versus performance disclosures is the same peer group the Company uses for its performance graph in the Annual Report on Form 10-K pursuant to Item 201(e) of Regulation S-K. The Peer Group consists of Albertsons Companies, Inc. (included from June 26, 2020 when it began trading), Costco Wholesale Corporation, CVS Health Corporation, Koninklijke Ahold Delhaize N.V., Target Corp., Walgreens Boots Alliance Inc. and Walmart Inc. The cumulative TSR depicts a hypothetical $100 investment in Kroger common shares on February 1, 2021, and shows the value of that investment over time (assuming the reinvestment of dividends) for each calendar year. A hypothetical $100 investment in the Peer Group using the same methodology is shown for comparison.

6. Net income is as reported in the Company's audited financial statements for the applicable year in accordance with U.S. GAAP.

7. Adjusted FIFO Operating Profit equals gross profit, excluding the LIFO charge, minus OG&A, minus rent, and minus depreciation and amortization. For a reconciliation of non-GAAP information, see pages 29-38 of our Annual Report on Form 10-K for the fiscal year ended February 1, 2025, filed with the SEC on April 1, 2025.

Most Important Performance Measures

The three measures listed below represent the most important financial performance measures used by the Company to link CAP to Company performance for the 2024 fiscal year:

- Adjusted FIFO Operating Profit
- ID sales, without fuel
- Adjusted net earnings per diluted share attributable to The Kroger Co.

For a reconciliation of non-GAAP information, see pages 29-38 of our Annual Report on Form 10-K for the fiscal year ended February 1, 2025, filed with the SEC on April 1, 2025.







CEO Pay Ratio

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(u) of Regulation S-K, we are providing the following information regarding the ratio of the annual total compensation of our Chairman and CEO, Mr. McMullen, to the annual total compensation of our median associate.

As reported in the Summary Compensation Table, our CEO had annual total compensation for 2024 of $15,631,028. Using this Summary Compensation Table methodology, the annual total compensation of our median associate for 2024 was $34,213. As a result, we estimate that the ratio of our CEO's annual total compensation to that of our median associate for fiscal 2024 was 457 to 1. Our median employee is a full-time associate in the Central region. Over half of Kroger's associates are part-time workers.

This pay ratio is a reasonable estimate calculated in a manner consistent with SEC rules based on our payroll records and the methodology described below. The SEC rules for identifying the median compensated associate and calculating the pay ratio based on that associate's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their compensation practices. As such, other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios. Therefore, the estimated pay ratio reported above may not be comparable to the pay ratios reported by other companies and should not be used as a basis for comparison between companies.

For 2024, our median employee is the same employee that was used in the 2023 CEO Pay Ratio calculation, as we reasonable believe there were no changes in our employee population or compensation arrangements that would have significantly affected our pay ratio calculation. We identify the "median employee" from our employee population on the last day of our 12th fiscal period (December 31, 2024), which included full-time, part-time, temporary, and seasonal employees who were employed on that date. The consistently applied compensation measure we used was "base salary/wages paid," which we measured from the beginning of our payroll calendar year, January 1, 2024, through December 31, 2024; and as reflected on 2024 W2 statements. For associates hired in 2024 or associates on leave at the end of 2024, their earnings were annualized based on their full-time equivalent percent and rate. We did not make any other adjustments permissible by the SEC nor did we make any other material assumptions or estimates to identify our median employee.

We then determined the median associate's annual total compensation using the Summary Compensation Table methodology as detailed in Item 402(c)(2)(x) of Regulation S-K and compared it to the annual total compensation of Mr. McMullen as detailed in the "Total" column of the Summary Compensation Table for 2024, to arrive at the pay ratio disclosed above.

Compensation Policies as They Relate to Risk Management

As part of the Compensation Committee's review of our compensation practices, the Compensation Committee considers and analyzes the extent to which risks arise from such practices and their impact on Kroger's business. As discussed in this Compensation Discussion and Analysis, our policies and practices for compensating associates are designed to, among other things, attract and retain high quality and engaged associates. In this process, the Compensation Committee also focuses on minimizing risk through the implementation of certain practices and policies, such as the executive compensation recoupment policy, which is described above. Accordingly, we do not believe that our compensation practices and policies create risks that are reasonably likely to have a material adverse effect on Kroger.

Item No. 2 – Advisory Vote to Approve Executive Compensation

You are being asked to vote, on an advisory basis, to approve the compensation of our NEOs.

FOR	The Board recommends a vote FOR the approval of compensation of our NEOs.

The Dodd-Frank Wall Street Reform and Consumer Protection Act, enacted in July 2010, requires that we give our shareholders the right to approve, on a nonbinding, advisory basis, the compensation of our NEOs as disclosed earlier in this proxy statement in accordance with the SEC's rules.

As discussed earlier in the CD&A, our compensation philosophy is to attract and retain the best management talent and to motivate these associates to achieve our business and financial goals. Our incentive plans are designed to reward the actions that lead to long-term value creation. To achieve our objectives, we seek to ensure that compensation is competitive and that there is a direct link between pay and performance. To do so, we are guided by the following principles:

- Compensation must be designed to retract and retain the individuals to be an executive at Kroger;
- A significant portion of pay should be performance-based, with the percentage of total pay tied to performance increasing proportionally with an executive's level of responsibility;
- Compensation should include incentive-based pay to drive performance, providing superior pay for superior performance, including both a short- and long-term focus;
- Compensation policies should include an opportunity for, and a requirement of, significant equity ownership to align the interests of executives and shareholders;
- Components of compensation should be tied to an evaluation of business and individual performance measured against metrics that directly drive our business strategy;
- Compensation plans should provide a direct line of sight to company performance;
- Compensation programs should be aligned with market practices; and
- Compensation programs should serve to both motivate and retain talent.

The vote on this resolution is not intended to address any specific element of compensation. Rather, the vote relates to the compensation of our NEOs as described in this proxy statement. The vote is advisory. This means that the vote is not binding on Kroger. The Compensation Committee of the Board is responsible for establishing executive compensation. In so doing, the Compensation Committee will consider, along with all other relevant factors, the results of this vote.

We ask our shareholders to vote on the following resolution:

"RESOLVED, that the compensation paid to the Company's NEOs, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables, and the related narrative discussion, is hereby APPROVED."

The next advisory vote will occur at our 2026 Annual Meeting.

Item No. 3 – Ratification of the Appointment of Kroger's Independent Auditor

You are being asked to ratify the appointment of Kroger's independent auditor, PricewaterhouseCoopers LLC.

FOR	The Board recommends a vote FOR the ratification of PricewaterhouseCoopers LLP as our independent registered public accounting firm.

The primary function of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities regarding the Company's financial reporting and accounting practices including the integrity of the Company's financial statements; the Company's compliance with legal and regulatory requirements; the independent public accountants' qualifications and independence; the performance of the Company's internal audit function and independent public accountants; and the preparation of the Audit Committee Report. The Audit Committee performs this work pursuant to a written charter approved by the Board of Directors. The Audit Committee charter most recently was revised during fiscal 2012 and is available on the Company's website at ir.kroger.com under Investors — Governance — Committee Composition. The Audit Committee has implemented procedures to assist it during the course of each fiscal year in devoting the attention that is necessary and appropriate to each of the matters assigned to it under the Audit Committee's charter. The Audit Committee held 5 meetings during fiscal year 2024.

Selection of Independent Auditor

The Audit Committee of the Board of Directors is directly responsible for the appointment, compensation, retention, and oversight of Kroger's independent auditor, as required by law and by applicable NYSE rules. On March 12, 2025, the Audit Committee appointed PricewaterhouseCoopers LLP as Kroger's independent auditor for the fiscal year ending January 31, 2026. PricewaterhouseCoopers LLP or its predecessor firm has been the Company's independent auditor since 1929.

In determining whether to reappoint the independent auditor, our Audit Committee:

- Reviews PricewaterhouseCoopers LLP's independence and performance;

- Considers the tenure of the independent registered public accounting firm and safeguards around auditor independence;

- Reviews, in advance, all non-audit services provided by PricewaterhouseCoopers LLP, specifically with regard to the effect on the firm's independence;

- Conducts an annual assessment of PricewaterhouseCoopers LLP's performance, including an internal survey of their service quality by members of management and the Audit Committee;

- Conducts regular executive sessions with PricewaterhouseCoopers LLP;

- Conducts regular executive sessions with the Vice President of Internal Audit;

- Considers PricewaterhouseCoopers LLP's familiarity with our operations, businesses, accounting policies and practices and internal control over financial reporting;

- Reviews candidates for the lead engagement partner in conjunction with the mandated rotation of the public accountants' lead engagement partner;

- Reviews recent Public Company Accounting Oversight Board reports on PricewaterhouseCoopers LLP and its peer firms; and

- Obtains and reviews a report from PricewaterhouseCoopers LLP describing all relationships between the independent auditor and Kroger at least annually to assess the independence of the internal auditor.

As a result, the members of the Audit Committee believe that the continued retention of PricewaterhouseCoopers LLP to serve as our independent registered public accounting firm is in the best interests of our Company and its shareholders.

While shareholder ratification of the selection of PricewaterhouseCoopers LLP as our independent auditor is not required by Kroger's Regulations or otherwise, the Board of Directors is submitting the selection of PricewaterhouseCoopers LLP to shareholders for ratification, as it has in past years, as a good corporate governance practice. If the shareholders fail to ratify the selection, the Audit Committee may, but is not required to, reconsider whether to retain that firm. Even if the selection is ratified, the Audit Committee in its discretion may direct the appointment of a different auditor at any time during the year if it determines that such a change would be in the best interests of our Company and our shareholders.

A representative of PricewaterhouseCoopers LLP is expected to participate in the meeting to respond to appropriate questions and to make a statement if he or she desires to do so.

Audit and Non-Audit Fees

The following table presents the aggregate fees billed for professional services performed by PricewaterhouseCoopers LLP for the annual audit and quarterly reviews of our consolidated financial statements for fiscal 2024 and 2023, and for audit-related, tax and all other services performed in 2024 and 2023.

	Fiscal Year Ended	
	February 1, 2025 ($)	February 3, 2024 ($)
Audit Fees[1]	6,647,700	6,738,000
Audit-Related Fees	100,000	1,394,000
Tax Fees[2]	104,440	155,049
All Other Fees[3]	2,156	970
Total	6,854,296	8,288,019

(1) Includes annual audit and quarterly reviews of Kroger's consolidated financial statements, the issuance of comfort letters to underwriters, consents, and assistance with review of documents filed with the SEC. This also includes fees for work relating to the merger.

(2) Includes pre-approved assistance with tax compliance and tax related consulting.

(3) Includes use of accounting research tool.

The Audit Committee requires that it approve in advance all audit and non-audit work performed by PricewaterhouseCoopers LLP. Pursuant to the Audit Committee audit and non-audit service pre-approval policy, the Committee will annually pre-approve certain defined services that are expected to be provided by the independent auditors. If it becomes appropriate during the year to engage the independent accountant for additional services, the Audit Committee must first approve the specific services before the independent accountant may perform the additional work.

PricewaterhouseCoopers LLP has advised the Audit Committee that neither the firm, nor any member of the firm, has any financial interest, direct or indirect, in any capacity in Kroger or its subsidiaries.

The Board of Directors Recommends a Vote <u>For</u> This Proposal.

Audit Committee Report

Management of the Company is responsible for the preparation and presentation of the Company's financial statements, the Company's accounting and financial reporting principles and internal controls, and procedures that are designed to provide reasonable assurance regarding compliance with accounting standards and applicable laws and regulations. The independent public accountants are responsible for auditing the Company's financial statements and expressing opinions as to the financial statements' conformity with generally accepted accounting principles and the effectiveness of the Company's internal control over financial reporting.

In performing its functions, the Audit Committee:

- Met separately with the Company's internal auditor and PricewaterhouseCoopers LLP with and without management present to discuss the results of the audits, their evaluation and management's assessment of the effectiveness of Kroger's internal controls over financial reporting and the overall quality of the Company's financial reporting;

- Met separately with the Company's Chief Financial Officer or the Company's General Counsel when needed;

- Met regularly in executive sessions;

- Reviewed and discussed with management the audited financial statements included in our Annual Report;

- Discussed with PricewaterhouseCoopers LLP the matters required to be discussed under the applicable requirements of the Public Company Accounting Oversight Board and the SEC; and

- Received the written disclosures and the letter from PricewaterhouseCoopers LLP required by the applicable requirements of the Public Accounting Oversight Board regarding the independent public accountant's communication with the Audit Committee concerning independence and discussed the matters related to their independence.

Based upon the review and discussions described in this report, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the year ended February 1, 2025, as filed with the SEC.

This report is submitted by the Audit Committee.
Anne Gates, Chair
Karen M. Hoguet
Ashok Vemuri

Items 4 – 6

SHAREHOLDER PROPOSALS

Included in this proxy statement are four separate shareholder proposals that have been submitted under SEC rules by shareholders who notified the company of their intention to present the proposals for voting at the 2025 Annual Shareholders' Meeting. Some shareholder proposals and supporting statements may contain assertions about Kroger that we believe are incorrect, and we have not tried to refute all such inaccuracies in the company's responses. All statements and citations contained in a shareholder proposal and its supporting statements are the sole responsibility of the proponent of that shareholder proposal. Our company will provide the names, addresses, and shareholdings (to our company's knowledge) of the proponents of any shareholder proposal upon oral or written request made to Corporate Secretary, The Kroger Co., 1014 Vine Street, Cincinnati, Ohio 45202-1100. The information on, or accessible through, Kroger's websites or report links included in this proxy statement, including the statements that follow, is not part of, or incorporated by reference into, this proxy statement.

AGAINST	The Board recommends a vote AGAINST each of the following shareholder proposals, in each case if properly presented at the meeting, for the reasons stated in Kroger's statements in opposition following each shareholder proposal.

Item No. 4 – Shareholder Proposal – Report on discarded cigarette pollution

We have been advised that the Sister of St. Francis of Philadelphia and two co-filers or an appointed representative will present the following proposal for consideration during the 2025 Annual Shareholders' Meeting. We will promptly provide the shareholdings upon written or oral request to Kroger's Secretary at our executive offices.

**"Kroger Company
Discarded Cigarette Pollution
2025**

Whereas: In its 2023 ESG Report, Kroger proudly touts its many initiatives to reduce the use of plastics and waste in general, but oddly ignores cigarettes and the resulting environmental harm they create.

Cigarette butts are the most common form of litter in the world, as approximately 5.6 trillion cigarettes are smoked every year worldwide. Cigarette waste constitutes an estimated 30% of the total litter (by count) on US shorelines, waterways and on land.[1]

The World Health Organization states that products such as cigarettes, smokeless tobacco and e-cigarettes add to the build-up of plastic pollution. Cigarette filters contain microplastics and make up the second-highest form of plastic pollution worldwide. Tobacco product waste also contains over 7000 toxic chemicals, including known human carcinogens.[2] Additionally, "every year the tobacco industry costs the world more than 8 million human lives, 600 million trees, 200,000 hectares of land, 22 billion tonnes of water and 84 million tonnes of CO2."[3]

Despite claims by the tobacco industry that tobacco use the United States is declining, the Federal Trade Commission (FTC) reported that the number of cigarettes that the largest cigarette companies in the United States sold to wholesalers and retailers nationwide increased from 202.9 billion in 2019 to 203.7 billion in 2020. [4]

The US is the second largest market for cigarettes in the world, with revenues exceeding $82 billion in 2023.[5] It is estimated that over 80%, or over 4 trillion cigarette butts are littered each year. In the US, some 263 billion

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[1] https://www.ncbi.nlm.nih.gov/pmc/articles/PMC3088407/
[2] https://www.oceancare.org/en/stories_and_news/cigarette-butts-pollution/
[3] https://www.who.int/news/item/31-05-2022-who-raises-alarm-on-tobacco-industry-environmental-impact
[4] FTC Report Finds Annual Cigarette Sales Increased for the First Time in 20 Years | Federal Trade Commission
[5] https://www.statista.com/topics/7137/cigarettes-in-the-us/#topicOverview

cigarettes were sold, and, assuming 80% were disposed of improperly, this would mean about 77 million pounds of cigarette-butt litter are dropped on the ground each year. [1]

A study published in 2022 concluded that smokers' knowledge of cigarette butts' toxicity, biodegradability, harmfulness to human and marine health was a key determinant in how they disposed of used cigarettes. In fact, "Smokers who thought of cigarette butts as litter were 3.68 (95% CI 2.04 to 6.66) times more likely to properly dispose of their butts."[2]

BE IT RESOLVED: Shareholders request that our Company report on its efforts to educate its customers who purchase tobacco products about the environmental damage caused by improperly discarded tobacco products and provide information on methods of proper disposal.

Supporting Statement: Kroger describes in its 2023 ESG report that it has adopted circular economy principles to divert items from landfills and reduce waste. We believe that because our Company sells tobacco products, it bears a responsibility to educate customers about proper ways to dispose of these products."

The Board of Directors Recommends a Vote <u>Against</u> This Proposal for the Following Reasons:

Kroger provides fresh, affordable food to nourish communities across the U.S. through our core grocery business. We also offer our customers choices across all product categories to meet wide-ranging tastes and preferences, including household and discretionary items. This includes tobacco products, which represent a very small share of the Company's total revenue.

We focus on reducing waste and food waste in our operations and across our communities through Kroger's Zero Hunger | Zero Waste environmental and social impact plan. We believe increasing our customers' awareness of how to improve health and nutrition, reduce household food waste, and recycle plastics and product packaging is a priority and more effective use of the Company's resources because our customers have told us this repeatedly through feedback. We ask shareholders to vote against this proposal because it would add unnecessary costs to our established programs.

The Company is working to reduce waste and improve circularity in ways that reflect our core business.

Kroger's approach to business and environmental sustainability has included efforts to reduce waste in our operations for several decades. We aim to continually improve operating efficiency in our facilities, reduce waste generated, increase waste diversion from landfills, and improve the sustainability of *Our Brands* product packaging over time, among other priorities.

We provide comprehensive updates on our sustainability performance and topics related to waste and circularity in our annual ESG report. Kroger's 2024 report is available here: https://www.thekrogerco.com/wp-content/uploads/2024/11/Kroger-Co-2024-ESG-Report.pdf?page=1. Additional topic-specific resources are available in our Reporting Hub: https://www.thekrogerco.com/esgreport/. *The information on, or accessible through, these websites are not part of, or incorporated by reference, into this proxy statement.*

Kroger's Zero Hunger | Zero Waste impact plan highlights our ambition to continually reduce waste. We expect to continue increasing the amount of waste diverted from landfills across our facilities by donating more eligible surplus food and non-food products, expanding food waste recycling programs, and using more reusable plastic containers in supply chain operations. In 2023, we reduced the amount of both total waste generated and waste sent to landfills and waste-to-energy processing.

We also engage our associates and customers in our Zero Hunger | Zero Waste mission to reduce waste, recover and recycle more product packaging – including hard-to-recycle materials – and more. We have a high internal

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[6] Attitudes, Beliefs, and Behaviors about Cigarette-Butt Littering among College-Aged Adults in the United States PMC (nih.gov) 2.1

[7] Attitudes, Beliefs, and Behaviors about Cigarette-Butt Littering among College-Aged Adults in the United States PMC (nih.gov) 2.3

completion rate for associates learning how to implement Zero Hunger | Zero Waste programs through our *Fresh Start* training platform. Tips for advancing sustainability are also available on our e-commerce site for customers: https://www.kroger.com/f/zero-hunger-zero-waste. *The information on, or accessible through, these websites are not part of, or incorporated by reference, into this proxy statement.*

Tobacco product sales represent a very small share of the Company's total revenue and, therefore, represent a very small portion of product-related waste.

The sale of tobacco products across our company is very small compared to sales from food and other items. Accordingly, tobacco product waste from our operations is also quite small.

The Company's resources are better focused on improving consumer awareness and engagement in topics related to hunger relief and food and packaging waste, and adding costs to address a de minimis product category is not in the best interests of our communities, business or shareholders.

For the foregoing reasons, we urge you to vote AGAINST this proposal.

Item No. 5 – Shareholder Proposal – Report on adopting a third-party mandated framework on U.S. farmers

We have been advised that the Domini Impact Equity Fund or an appointed representative will present the following proposal for consideration during the 2025 Annual Shareholders' Meeting. We will promptly provide the shareholdings upon written or oral request to Kroger's Secretary at our executive offices.

"RESOLVED: Shareholders request that Kroger report on how implementing worker-driven social responsibility (WSR) principles would impact the Company's ability to identify and effectively prevent actual and potential human rights abuses, such as forced labor, in the agricultural supply chain.

WHEREAS: Kroger has developed corporate social responsibility (CSR) systems, partnerships, and voluntary responsible sourcing initiatives in response to heightened scrutiny over human rights risks in its agricultural supply chains. These risks include forced labor, human trafficking, gender-based violence, wage theft, and climate-related heat stress.[1] Failure to effectively address these risks can create supply chain disruption, legal risks, or loss of customer trust and reputational harm for Kroger.[2]

CSR approaches like Kroger's are designed to provide efficient human rights risk assessment and oversight in vast supplier networks. However, where abusive conditions are systemic, as is the case in agriculture, voluntary CSR regimes and social audits often fail to address persistent rights abuses.[3] Kroger's human rights partner, Ethical Food Initiative, certified berry farms in Mexico despite workers describing abusive practices that constitute forced labor, and the voluntary scheme was found to mask violations, hinder worker voice, and enable retaliation against workers.[4]

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[1] https://clje.law.harvard.edu/app/uploads/2023/06/7.13.23_WSR_Report_Final.pdf; https://blog.dol.gov/2022/01/13/exposing-the-brutality-of-human-trafficking

[2] https://www.bsr.org/en/sustainability-insights/insights-plus/from-commitments-to-action-a-business-guide-to-address-forced-labor-across-the-supply-chain; https://www.ijm.org/news/ijm-delivers-11-000-letters-asking-kroger-executives-will-you-join-the-fair-food-program; https://civileats.com/2024/07/24/farmworkers-push-krogers-shareholders-for-heat-and-labor-protections/

[3] https://www.hrw.org/report/2022/11/15/obsessed-audit-tools-missing-goal/why-social-audits-cant-fix-labor-rights-abuses; https://www.msi-integrity.org/not-fit-for-purpose/; https://www.nytimes.com/2023/12/28/us/migrant-child-labor-audits.html

[4] https://static1.squarespace.com/static/5810dda3e3df28ce37b58357/t/65380365b86b180f057f6c20/16981697153 94/Certified+Exploitation+Oct+2023.pdf

WSR is a more effective model that is led by workers, binding, responsive to emerging risks, and effective at prevention; it also includes independent monitoring and has grievance mechanisms and timely remediation.[1] WSR models permit buyers to make decisions about sourcing and price directly with suppliers, as long as suppliers adhere to human rights standards and take corrective actions when needed. Companies incorporating WSR may benefit from supply chain resilience and labor force stabilization,[2] and quicker identification and resolution of human rights risks.[3]

Kroger has been connected to recent major criminally prosecuted forced labor cases in the United States involving its supply chain.[4] Kroger's expansion of voluntary initiatives, whose structural flaws actually undermine Kroger's ability to carry out its stated human rights objectives, is especially concerning in light of these revelations. When forced labor has been publicly linked to Kroger, it has not explained how its programs addressed these risks or outlined the consequences for violations. In contrast, when Safeway (Albertsons) was linked to violations of federal labor laws by a shared supplier, it publicly stated it ceased sourcing from them.[5]

WSR models, such as the Fair Food Program (FFP), are available in Kroger's agricultural supply chain.[6] The FFP is active in 23 states and dozens of crops and is expanding with support from the U.S. government and demand from supermarkets participating in the FFP including Kroger peers Walmart, Whole Foods, Giant, and Stop & Shop.[7]

An analysis evaluating the advantages and disadvantages of Kroger's existing voluntary programs compared with WSR models would give shareholders confidence that Kroger is effectively managing its human rights responsibilities to mitigate legal, reputational, and human rights risks in its agricultural supply chain."

The Board of Directors Recommends a Vote <u>Against</u> This Proposal for the Following Reasons:

Kroger has a long history of operating responsibly to provide affordable food and other essential items for our customers across the U.S. We respect the rights of workers in our own operations and hold suppliers accountable for doing the same for people working in their supply chains.

Kroger's management approach includes strong governance for responsible sourcing and supply chain accountability with board-level oversight from the Public Responsibilities Committee. Our comprehensive approach includes setting high standards and expectations for suppliers; conducting supply chain due diligence; supporting corrective actions and improvement; and reporting progress publicly, making this Proposal unnecessary.

The Company maintains high standards and established processes to responsibly manage sourcing decisions.

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[5] https://wsr-network.org/what-is-wsr/statement-of-principles; https://fairfoodprogram.org/;

https://www.vox.com/future-perfect/357989/worker-driven-social-responsibility-corporate-ethics-consumers

[6] https://www.fsa.usda.gov/news-events/news/06-14-2024/usda-awards-50-million-support-farmworkers-agricultural-employers
[7] https://www.cambridge.org/core/journals/business-and-human-rights-journal/article/overlooked-advantages-of-

the-independent-monitoring-and-complaint-investigation-system-in-the-workerdriven-social-responsibility-model-in-us-agriculture/ B2FA243E5ACD6F4CBEBCDF0C500BFC4A;

https://www.cbp.gov/sites/default/files/assets/documents/2021-Aug/CBP%202021%20VTW%20FAQs%20%28Forced%20Labor%29.pdf

[8] https://www.dol.gov/newsroom/releases/whd/whd20230202-2; https://www.levernews.com/how-krogers-merger-push-leads-back-to-alleged-human-trafficker/

[9] https://www.business-humanrights.org/en/latest-news/usa-kroger-and-safeway-supplier-star-farms-is-under-investigation-amid-allegations -of-repeated-labour-rights-violations-incl-cos-responses-and-non-responses/

[10] https://www.ams.usda.gov/services/grants/flsp/faq

[11] https://www.dol.gov/newsroom/releases/ilab/ilab20230214; https://www.thepacker.com/news/social-responsibility/fair-food-program-

growers-receive-over-15m-usda-grants; https://fairfoodprogram.org/partners/

Kroger has high standards and expectations for how suppliers respect the rights of workers in their supply chains. We outline these standards in the Kroger Vendor Code of Conduct, which is available here: https://www.thekrogerco.com/wp-content/uploads/2017/09/code-of-conduct.pdf. *The information on, or accessible through, this website is not part of, or incorporated by reference, into this proxy statement.*

The Company expects all vendors, including direct and indirect suppliers of goods and services, contractors, and service providers, to comply with this Code and the expectations it sets forth, and to uphold these values in their business activities. We also expect all suppliers to escalate expectations to other parties that are involved in the supply of goods to Kroger that are consistent with this Code.

As a principle and business practice, decisions about product sourcing and price are fundamental to our business operations and are exclusively Kroger's to make directly with our suppliers. We manage a large, dynamic supply chain for fresh products that may be affected by forces beyond our control, such as severe weather or other disruptions in growing regions. We avoid sourcing agreements that limit our ability to source products for our stores or that include terms set by suppliers' employees. We expect all suppliers to responsibly manage labor risks in their supply chain as part of their operations and product pricing.

Kroger monitors supply chain risks and implements a due diligence framework and social compliance program.

An internal Kroger team and external resources provide oversight and assess social risks in real time. We use a third-party platform to monitor risk alerts globally so the Company can proactively manage issues, engage suppliers, and develop response plans as needed. The platform also tracks social compliance assessments, corrective action plans, worker sentiment surveys, and more.

Kroger recently updated our Social Compliance Assessment Guide to provide more information about our vendor expectations and social compliance program. This updated guide is available here: https://www.thekrogerco.com/wp-content/uploads/2025/03/Kroger-Social-Compliance-Assessment-Guide.pdf. *The information on, or accessible through, these websites are not part of, or incorporated by reference, into this proxy statement.*

Kroger's approach recently focused on the rights of farmworkers in our fresh produce supply chain. In 2023, we published results from a human rights impact assessment (HRIA) on the production of mixed greens in California. The report reflects input from farmworkers and rightsholders and did not identify significant labor violations. The full HRIA report is available here: https://www.thekrogerco.com/wp-content/uploads/2023/06/Kroger_Mixed-Greens-HRIA-Report-June-FINAL-2023.pdf. *The information on, or accessible through, this website is not part of, or incorporated by, reference into this proxy statement.*

In 2024, we began inviting our fresh produce suppliers to participate in the Ethical Charter Implementation Program (ECIP), a capacity-building program led by the Equitable Food Initiative (EFI) to help growers anticipate, assess and responsibly manage labor risks for their farmworkers. Kroger is among a group of large food buyers that led the development and adoption of the ECIP in recent years based on insights from a pilot with 20 suppliers and 40 growers. We believe there is value in collaborative programs that meet suppliers where they are today and include farmworkers' insights in order to improve sustainable positive impacts in the supply chain. The community of fresh produce suppliers in ECIP continues to grow.

Kroger's approach reflects our belief in supplier corrective action plans and improvement versus termination without review.

If and when supplier-related issues happen, we engage our vendor and other subject matter experts to learn more and, if needed, develop timebound corrective action plans to improve performance. If we are unable to substantiate issues or allegations, we may continue working with the supplier with increased monitoring and assessments. We do not terminate supply agreements without conducting our own due diligence.

We believe in the corrective action planning process to help suppliers improve their management practices so they can continue working with Kroger. We offer resources and self-assessment tools to help suppliers of all sizes understand our expectations, evaluate where they are today, and build more effective management systems to respect workers' rights. If necessary, we may initiate a compliance hold, terminate a supplier contract, or stop buying from that supplier after repeated violations of the Vendor Code of Conduct or failure to follow through on timebound corrective action plans.

The Company provides robust reporting on sustainability and social impact topics, including responsible sourcing and human rights.

Kroger's annual Environmental, Social & Governance Report includes comprehensive updates on a wide range of key topics, including responsible sourcing and human rights. The latest report is available here: https://www.thekrogerco.com/wp-content/uploads/2024/11/Kroger-Co-2024-ESG-Report.pdf?page=1. Additional topic-specific resources are available in our Reporting Hub: https://www.thekrogerco.com/esgreport/. *The information on, or accessible through, these websites are not part of, or incorporated by reference, into this proxy statement.*

These resources provide updates on responsible sourcing and respecting human rights, including our evolving approach to due diligence, risk assessments, and our social compliance program.

In summary, Kroger has established programs to respect the rights of workers in our fresh produce supply chain and provides substantial public reporting on this topic. These programs are designed to both meet suppliers where they are today and encourage continual improvement through Equitable Food Initiative resources and support, including how to incorporate a worker voice component.

For the foregoing reasons, we urge you to vote AGAINST this proposal.

Item No. 6 – Shareholder Proposal – Report on safeguarding the privacy of consumer health data

We have been advised that Rhia Ventures on behalf of Piccolina LLC or an appointed representative will present the following proposal for consideration during the 2025 Annual Shareholders' Meeting. We will promptly provide the shareholdings upon written or oral request to Kroger's Secretary at our executive offices.

"Safeguarding the Privacy of Consumer Health Data

WHEREAS:

 The Kroger Family of Companies ("Kroger") collects sensitive health-related information from its customers. In addition to purchase history, this includes geolocation data, internet activity, and biometric and demographic information, from which consumer profiles can be constructed.

This data may be accessed without consumer consent by states that criminalize access to certain forms of health care, including reproductive and gender-affirming care, as law enforcement agencies frequently rely on digital consumer data for their investigations. Alphabet and Meta disclosed that they collectively received over 140,000 such requests in the first half of 2024, and each complied with about 88 percent of those requests.[1]

Kroger's privacy policies stipulate that it may disclose sensitive health-related information to law enforcement officials voluntarily or as required by law. However, a 2023 congressional investigation found that Kroger does not require legal review or a warrant before sharing patient records with law enforcement and fails to notify patients when their data is disclosed.[2] The proponents of this proposal are concerned that Kroger will comply with law enforcement requests for consumer data in instances where the consumer activities in question were legal where they occurred, even if deemed illegal in other states.

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[1] https://bit.ly/4j3RvAA and https://transparency.meta.com/reports/government-data-requests/country/us/

[2] https://therecord.media/congressional-report-pharmacies-give-patient-records-law-enforcement-no-warrants

Consumers, companies, and the public at large benefit from knowing when law enforcement entities seek consumer data. Transparency fosters consumer trust and loyalty. While Kroger does not currently publicly report figures on law enforcement requests compliance, other companies do. For example, CVS discloses the number of legal record requests it receives for its pharmacy operations, with updates published every six months.[1]

Kroger collects and stores digital consumer data and is not immune to law enforcement requests focused on reproductive or gender-affirming healthcare access that may create significant reputational, financial, and legal risks. Kroger already complies with state laws that provide protections and consumer rights for sensitive data sets, like health information.[2] There is a strong brand benefit to increasing long standing consumer privacy expectations.

RESOLVED: Shareholders request our Board issue a public report detailing known and potential risks and costs to the Company of fulfilling information requests relating to Kroger customers for the enforcement of state laws criminalizing access to reproductive or gender-affirming health care, and setting forth any strategies beyond legal compliance the Company may deploy to minimize or mitigate these risks. The report should be produced at reasonable expense, exclude proprietary or legally privileged information, and be published within one year of the annual meeting.

SUPPORTING STATEMENT: Shareholders recommend, at board discretion, input from reproductive rights and civil liberties organizations be solicited and reflected in the report, and the report contain:

(1) An assessment of the implementation of a nationwide data privacy policy wherein consumers would have "deletion rights;"

(2) An evaluation of the benefits of notifying consumers about law enforcement information requests regarding their data prior to, and with sufficient time for consumer response, before complying with any such request."

The Board of Directors Recommends a Vote Against the Proposal for the Following Reasons:

We recommend that shareholders vote against the proposal because—consistent with Kroger's commitment to the ethical and responsible use of data—Kroger has implemented processes and procedures to help ensure customer data is handled lawfully and transparently and has a team of experts who carefully consider each third party, including governmental, requests and respond in a consistent manner.

Kroger is committed to lawful, ethical data processing, and earning our customers' trust

Consumer trust serves as our north star for how we address our privacy responsibilities. We are committed to handling consumer information in compliance with the law, with transparency, and in a manner that is worthy of consumer trust. We understand that customer trust and loyalty must be earned over time, and we do not take these relationships lightly. We strive to do this through responsible and transparent policies and practices, in addition to our commitment to high quality products at low prices. At any time, our pharmacy and clinic patients can review Kroger's HIPAA Notice of Privacy Practices. Our grocery customers, including those in our loyalty program, can review our privacy practices and their associated privacy rights – including deletion rights in states beyond California – in our Kroger Privacy Policy which can be found at www.kroger.com/i/privacy-policy. *The information on, or accessible through, these websites are not part of, or incorporated by reference, into this proxy statement.*

We adhere to robust privacy safeguards and oversight

Kroger has a team of privacy experts that ensure our privacy program protects pharmacy and grocery customer data and stays current with legal developments and best practices. Three foundational pillars guide our privacy practices: (1) Embedding responsibility and accountability for protecting personal information across our lines of business and functions; (2) Aligning with and meeting regulatory requirements; and (3) Increasing transparency in our policies and practices so that consumers are provided with clear explanations about how and why we collect and process information, and their privacy rights in connection with our practices.

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[3] https://www.cvshealth.com/impact/esg-reports/resource-library/legal-record-requests.html

[4] See e.g., https://bit.ly/4a5gyPC; https://bit.ly/3DH3eFa

We Honor Consumer Privacy, Including as to Sensitive Personal Information

We closely follow applicable laws concerning how we collect and process personal information, including sensitive personal information, and permitted purposes for how we may lawfully use such information.

Both our HIPAA Notice of Privacy Practices and The Kroger Family of Companies Privacy Notice discloses to customers clear, prominent, and easily accessible information on what personal information we collect, how and why we collect it, how we use and protect it, how long we keep it, when and with whom we share it, and what privacy rights our customers may have. We continually monitor the regulatory environment and review our notices and update them where appropriate to cover new regulations, technologies, and services.

Kroger's team of experts carefully consider third party, including governmental, information requests and respond in a compliant and consistent manner.

Kroger receives requests for information from third parties, including federal, state, and local law enforcement and regulatory agencies, some of which relate to Kroger's health and wellness business. Some of these information requests are compulsory, meaning that Kroger is obligated to comply with them. Ensuring that we appropriately respond to law enforcement and regulatory inquiries while also protecting customer and patient privacy is critical to our efforts to be transparent and worthy of consumer trust. Kroger has a team responsible for reviewing information requests received from third parties, including government agencies. This team has developed and implemented procedures to review these requests and determine the manner and timing of responses to lawful information requests.

We believe that the Company's resources are better focused on upholding and enhancing its robust processes and responding to rapidly evolving regulations.

For the foregoing reasons, we urge you to vote AGAINST this proposal.

Shareholder Proposals and Director Nominations — 2026 Annual Meeting

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, shareholder proposals intended for inclusion in the proxy material relating to Kroger's annual meeting of shareholders in June 2026 should be addressed to Kroger's Secretary and must be received at our executive offices not later than January 15, 2026. These proposals must comply with Rule 14a-8 and the SEC's proxy rules. If a shareholder submits a proposal outside of Rule 14a-8 for the 2026 annual meeting and such proposal is not delivered within the time frame specified in the Regulations, Kroger's proxy may confer discretionary authority on persons being appointed as proxies on behalf of Kroger to vote on such proposal.

In addition, Kroger's Regulations contain an advance notice of shareholder business and director nominations requirement, which generally prescribes the procedures that a shareholder of Kroger must follow if the shareholder intends, at an annual meeting, to nominate a person for election to Kroger's Board of Directors or to propose other business to be considered by shareholders. These procedures include, among other things, that the shareholder give timely notice to Kroger's Secretary of the nomination or other proposed business, that the notice contain specified information, and that the shareholder comply with certain other requirements. In order to be timely, this notice must be delivered in writing to Kroger's Secretary, at our principal executive offices, not later than 45 calendar days prior to the date on which our proxy statement for the prior year's annual meeting of shareholders was mailed to shareholders. If a shareholder's nomination or proposal is not in compliance with the procedures set forth in the Regulations, we may disregard such nomination or proposal. Accordingly, if a shareholder intends, at the 2026 Annual Meeting, to nominate a person for election to the Board of Directors or to propose other business, the shareholder must deliver a notice of such nomination or proposal to Kroger's Secretary not later than March 31, 2026 and comply with the requirements of the Regulations.

Furthermore, in addition to the requirements of SEC Rule 14a-8 or our Regulations, as applicable, as described above, to comply with the universal proxy rules, shareholders who intend to solicit proxies in support of director nominees other than our nominees must provide notice to Kroger's Secretary that sets forth the information required by Rule 14a-19 of the Exchange Act no later than April 27, 2026, and must comply with the additional requirements of Rule 14a-19(b).

Eligible shareholders may also submit director nominees for inclusion in our proxy statement for the 2025 annual meeting of shareholders. To be eligible, shareholders must have owned at least three percent of our common shares for at least three years. Up to 20 shareholders will be able to aggregate for this purpose. Nominations must be submitted to our Corporate Secretary at our principal executive offices no earlier than December 16, 2025 and no later than January 15, 2026.

Shareholder proposals, director nominations, including, if applicable pursuant to proxy access, and advance notices must be addressed in writing, and addressed and delivered timely to: Corporate Secretary, The Kroger Co., 1014 Vine Street, Cincinnati, Ohio 45202-1100.

Questions and Answers about the Annual Meeting

Why are you holding a virtual meeting?

We believe a virtual meeting is the most effective approach for enabling the highest possible attendance. Based on our experience with virtual meetings during the COVID-19 pandemic, we believe this facilitates shareholder attendance and participation, and has allowed a greater number of questions from a broader group of shareholders to be asked and answered at the Meeting than in an in-person format. Therefore, our 2025 Annual Meeting is being held on a virtual-only basis with no physical location. Our goal for the Annual Meeting is to enable the broadest number of shareholders to participate in the meeting, while providing substantially the same access and exchange with Management and the Board as an in-person meeting. We believe that we are observing best practices for virtual shareholder meetings, including by providing a support line for technical assistance and addressing as many shareholder questions as time allows.

Who can vote?

You can vote if, as of the close of business on April 28, 2025, the record date, you were a shareholder of record of Kroger common shares.

Who is asking for my vote, and who pays for this proxy solicitation?

Your proxy is being solicited by Kroger's Board of Directors. Kroger is paying the cost of solicitation. We have hired D.F. King & Co., Inc., a proxy solicitation firm, to assist us in soliciting proxies and we will pay them a fee estimated not to exceed $19,000, plus reasonable expenses for the solicitation.

We also will reimburse banks, brokers, nominees, and other fiduciaries for postage and reasonable expenses incurred by them in forwarding the proxy material to beneficial owners of our common shares.

Proxies may be solicited personally, by telephone, electronically via the Internet, or by mail.

Who are the members of the Proxy Committee?

Anne Gates, Ronald L. Sargent, and Mark Sutton, all Kroger Directors, are the members of the Proxy Committee for our 2025 Annual Meeting.

What is the difference between a "shareholder of record" and a "beneficial shareholder" of shares held in street name?

You are the "shareholder of record" for any Kroger common shares that you own directly in your name in an account with Kroger's stock transfer agent, EQ Shareowner Services.

You are a "beneficial shareholder" of shares held in street name if your Kroger common shares are held in an account with a broker, bank, or other nominee as custodian on your behalf. The broker, bank, or other nominee is considered the shareholder of record of these shares. As the beneficial owner, you have the right to instruct the broker, bank, or other nominee on how to vote your Kroger common shares.

How do I vote my shares held in street name?

If your shares are held by a bank, broker, or other holder of record, you will receive voting instructions from the holder of record. Your broker is required to vote your shares in accordance with your instructions. In most cases, you may vote by telephone or over the internet as instructed.

How do I vote my proxy?

You can vote your proxy in one of the following ways:
   1. By the internet, you can vote by the Internet by visiting www.proxyvote.com.

2. By telephone, you can vote by telephone by following the instructions on your proxy card, voting instruction form, or notice.
3. By mail, you can vote by mail by signing and dating your proxy card if you requested printed materials, or your voting instruction form, and returning it in the postage-paid envelope provided with this proxy statement.
4. By mobile device, by scanning the QR code on your proxy card, notice of internet availability of proxy materials, or voting instruction form.
5. By attending and voting electronically during the virtual Annual Meeting at www.virtualshareholdermeeting.com/KR2025.

How can I participate and ask questions at the Annual Meeting?

We are committed to ensuring that our shareholders have substantially the same opportunities to participate in the virtual Annual Meeting as they would at an in-person meeting. In order to submit a question at the Annual Meeting, you will need your 16-digit control number that is printed on the Notice or proxy card that you received in the mail, or via email if you have elected to receive material electronically. You may log in 15 minutes before the start of the Annual Meeting and submit questions online. You will be able to submit questions during the Annual Meeting as well. We encourage you to submit any question that is relevant to the business of the meeting. Questions asked during the Annual Meeting will be read and addressed during the meeting. Shareholders are encouraged to log into the webcast at least 15 minutes prior to the start of the meeting to test their internet connectivity. You may also submit questions in advance of the meeting via the internet at www.proxyvote.com when you vote your shares.

What documentation must I provide to be admitted to the virtual Annual Meeting and how do I attend?

If your shares are registered in your name, you will need to provide your sixteen-digit control number included on your Notice or your proxy card (if you receive a printed copy of the proxy materials) in order to be able to participate in the meeting. If your shares are not registered in your name (if, for instance, your shares are held in "street name" for you by your broker, bank or other institution), you must follow the instructions printed on your Voting Instruction Form. In order to participate in the Annual Meeting, please log on to www.virtualshareholdermeeting.com/KR2025 at least 15 minutes prior to the start of the Annual Meeting to provide time to register and download the required software, if needed. The webcast replay will be available at www.virtualshareholdermeeting.com/KR2025 until the 2026 Annual Meeting of Shareholders. If you access the meeting but do not enter your control number, you will be able to listen to the proceedings, but you will not be able to vote or otherwise participate.

What if I have technical or other "IT" problems logging into or participating in the Annual Meeting webcast?

We have provided a toll-free technical support "help line" that can be accessed by any shareholder who is having challenges logging into or participating in the virtual Annual Meeting. If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, please call the technical support line number that will be posted on the virtual Annual Meeting login page.

What documentation must I provide to vote online at the Annual Meeting?

If you are a shareholder of record and provide your sixteen-digit control number when you access the meeting, you may vote all shares registered in your name during the Annual Meeting webcast. If you are not a shareholder of record as to any of your shares (i.e., instead of being registered in your name, all or a portion of your shares are registered in "street name" and held by your broker, bank or other institution for your benefit), you must follow the instructions printed on your Voting Instruction Form.

How do I submit a question at the Annual Meeting?

If you would like to submit a question during the Annual Meeting, once you have logged into the webcast at www.virtualshareholdermeeting.com/KR2025, simply type your question in the "ask a question" box and click "submit". You may also submit questions in advance of the meeting via the internet at www.proxyvote.com when you vote your shares.

When should I submit my question at the Annual Meeting?

Each year at the Annual Meeting, we hold a question-and-answer session following the formal business portion of the meeting during which shareholders may submit questions to us. We anticipate having such a question-and-answer session at the 2025 Annual Meeting. You can submit a question up to 15 minutes prior to the start of the

Annual Meeting and up until the time we indicate that the question-and-answer session is concluded. However, we encourage you to submit your questions before or during the formal business portion of the meeting and our prepared statements, in advance of the question-and-answer session, in order to ensure that there is adequate time to address questions in an orderly manner. You may also submit questions in advance of the meeting via the internet at www.proxyvote.com when you vote your shares.

Can I change or revoke my proxy?

The common shares represented by each proxy will be voted in the manner you specified unless your proxy is revoked before it is exercised. You may change or revoke your proxy by providing written notice to Kroger's Secretary at 1014 Vine Street, Cincinnati, Ohio 45202, by executing and sending us a subsequent proxy, or by voting your shares while logged in and participating in the 2025 Annual Meeting of Shareholders.

How many shares are outstanding?

As of the close of business on April 28, 2025, the record date, our outstanding voting securities consisted of 665,853,060 common shares.

How many votes per share?

Each common share outstanding on the record date will be entitled to one vote on each of the 10 director nominees and one vote on each other proposal. Shareholders may not cumulate votes in the election of directors.

What voting instructions can I provide?

You may instruct the proxies to vote "For" or "Against" each proposal, or you may instruct the proxies to "Abstain" from voting.

What happens if proxy cards or voting instruction forms are returned without instructions?

If you are a registered shareholder and you return your proxy card without instructions, the Proxy Committee will vote in accordance with the recommendations of the Board.

If you hold shares in street name and do not provide your broker with specific voting instructions on proposals 1, 2, and 4 – 6, which are considered non-routine matters, your broker does not have the authority to vote on those proposals. This is generally referred to as a "broker non-vote." Proposal 3, ratification of auditors, is usually considered a routine matter and, therefore, your broker may vote your shares according to your broker's discretion.

The vote required, including the effect of broker non-votes and abstentions for each of the matters presented for shareholder vote, is set forth below.

What are the voting requirements and voting recommendation for each of the proposals?

Proposals	Board Recommendation	Voting Approval Standard	Effect of Abstention	Effect of broker non-vote
No. 1 Election of Directors	**FOR** Each Director Nominee recommended by your Board	More votes "FOR" than "AGAINST" since it is an uncontested election	No Effect	No Effect
No. 2 Advisory Vote to Approve Executive Compensation	**FOR**	Affirmative vote of the majority of shares participating in the voting[1]	No Effect	No Effect
No. 3 Ratification of Independent Auditors	**FOR**	Affirmative vote of the majority of shares participating in the voting[1]	No Effect	No Effect
Nos. 4 – 6 Shareholder Proposals	**AGAINST** Each Proposal	Affirmative vote of the majority of shares participating in the voting	No Effect	No Effect

[1]Although this is an advisory vote, the Board will take into consideration the outcome of the vote based on this standard.

Householding of Proxy Materials

We have adopted a procedure approved by the SEC called "householding." Under this procedure, shareholders of record who have the same address and last name will receive only one copy of the proxy materials unless one or more of these shareholders notifies us that they wish to continue receiving individual copies. This procedure will reduce our printing costs and postage fees. Householding will not in any way affect dividend check mailings.

If you are eligible for householding, but you and other shareholders of record with whom you share an address currently receive multiple copies of our proxy materials or if you hold in more than one account, and in either case you wish to receive only a single copy for your household or if you prefer to receive separate copies of our documents in the future, please contact your bank or broker, or contact Kroger's Secretary at 1014 Vine Street, Cincinnati, Ohio 45202 or via telephone at 513-762-4000.

Beneficial shareholders can request information about householding from their banks, brokers or other holders of record.

The management knows of no other matters that are to be presented at the meeting, but, if any should be presented, the Proxy Committee expects to vote thereon according to its best judgment.

Available Information

The Company files Annual Reports on Form 10-K with the Securities and Exchange Commission. A copy of the Annual Report on Form 10-K for the fiscal year ended February 1, 2025 (except for certain exhibits thereto), including our audited financial statements and financial statement schedules, may be obtained, free of charge, upon written request by any shareholder to Kroger's Secretary at 1014 Vine Street, Cincinnati, Ohio 45202 or via telephone at 513-762-4000. Copies of all exhibits to the Annual Report on Form 10-K are available upon a similar request, subject to reimbursing the Company for its expenses in supplying any exhibit.

By order of the Board of Directors,
Christine S. Wheatley, Secretary

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2024 ANNUAL REPORT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended February 1, 2025.

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission file number 1-303

THE KROGER CO.
(Exact name of registrant as specified in its charter)

Ohio	**31-0345740**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
1014 Vine Street, Cincinnati, OH	**45202**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code **(513) 762-4000**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common, $1.00 Par Value	KR	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

NONE

(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☐
	Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b) ☐.

Indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Exchange Act).

Yes ☐   No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter (August 17, 2024). $38.2 billion.

The number of shares outstanding of the registrant's common stock, as of the latest practicable date. 660,893,475, shares of Common Stock of $1 par value, as of March 26, 2025.

Documents Incorporated by Reference:

Portions of Kroger's definitive proxy statement for its 2025 annual meeting of shareholders, which shall be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year to which this Report relates, are incorporated by reference into Part III of this Report.

The Kroger Co.
Form 10-K

For the Fiscal Year Ended February 1, 2025

Table of Contents

PART I

FORWARD LOOKING STATEMENTS.

This Annual Report on Form 10-K contains forward-looking statements about our future performance. These statements are based on our assumptions and beliefs in light of the information currently available to us. These statements are subject to a number of known and unknown risks, uncertainties and other important factors, including the risks and other factors discussed in "Risk Factors" below, that could cause actual results and outcomes to differ materially from any future results or outcomes expressed or implied by such forward looking statements. Such statements are indicated by words such as "achieve," "affect," "anticipate," "assumptions," "believe," "committed," "continue," "could," "deliver," "effect," "enable," "estimate," "expects," "future," "goal," "growth," "intended," "likely," "may," "model," "objective," "plan," "position," "program," "range," "result," "strategy," "strive," "strong," "target," "trend," "will" and "would," and similar words or phrases. Moreover, statements in the sections entitled Risk Factors, Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A"), and elsewhere in this report regarding our expectations, projections, beliefs, intentions or strategies are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended.

Various uncertainties and other factors could cause actual results to differ materially from those contained in the forward-looking statements. These include:

- The extent to which our sources of liquidity are sufficient to meet our requirements may be affected by the state of the financial markets and the effect that such condition has on our ability to issue commercial paper at acceptable rates. Our ability to borrow under our committed lines of credit, including our bank credit facilities, could be impaired if one or more of our lenders under those lines is unwilling or unable to honor its contractual obligation to lend to us, or in the event that global pandemics, natural disasters or weather conditions interfere with the ability of our lenders to lend to us. Our ability to refinance maturing debt may be affected by the state of the financial markets.

- Our ability to achieve sales, earnings and incremental FIFO operating profit goals may be affected by: labor negotiations; potential work stoppages; changes in the unemployment rate; pressures in the labor market; changes in government-funded benefit programs; changes in the types and numbers of businesses that compete with us; pricing and promotional activities of existing and new competitors, and the aggressiveness of that competition; our response to these actions; the state of the economy, including interest rates, the inflationary, disinflationary and/or deflationary trends and such trends in certain commodities, products and/or operating costs; the geopolitical environment including wars and conflicts; unstable political situations and social unrest; changes in tariffs; the effect that fuel costs have on consumer spending; volatility of fuel margins; manufacturing commodity costs; supply constraints; diesel fuel costs related to our logistics operations; trends in consumer spending; the extent to which our customers exercise caution in their purchasing in response to economic conditions; the uncertainty of economic growth or recession; stock repurchases; changes in the regulatory environment in which we operate, along with changes in federal policy and at regulatory agencies; our ability to retain pharmacy sales from third party payors; consolidation in the healthcare industry, including pharmacy benefit managers; our ability to negotiate modifications to multi-employer pension plans; our ability to attract and retain qualified individuals; natural disasters or adverse weather conditions; the effect of public health crises or other significant catastrophic events; the potential costs and risks associated with potential cyber-attacks or data security breaches; the potential costs and risks associated with new technologies, including artificial intelligence; the success of our future growth plans; the ability to execute our growth strategy and value creation model, including continued cost savings, growth of our alternative profit businesses, and our ability to better serve our customers and to generate customer loyalty and sustainable growth through our strategic pillars of fresh, *Our Brands*, personalization, and seamless; the outcome of litigation matters, including those relating to the terminated transaction with Albertsons; and the risks relating to or arising from our opioid litigation settlements, including the risk of litigation relating to persons, entities, or jurisdictions that do not participate in those settlements.

- Our ability to achieve these goals may also be affected by our ability to manage the factors identified above. Our ability to execute our financial strategy may be affected by our ability to generate cash flow.

- Our adjusted effective tax rate may differ from the expected rate due to changes in tax laws and policies, the status of pending items with various taxing authorities, and the deductibility of certain expenses.

We cannot fully foresee the effects of changes in economic conditions on our business.

Other factors and assumptions not identified above, including those discussed in Part 1, Item 1A of this Annual Report, could also cause actual results to differ materially from those set forth in the forward-looking information. Accordingly, actual events and results may vary significantly from those included in, contemplated or implied by forward-looking statements made by us or our representatives. We undertake no obligation to update the forward-looking information contained in this filing.

ITEM 1.   BUSINESS.

The Kroger Co. (the "Company" or "Kroger") was founded in 1883 and incorporated in 1902. Our Company is built on the foundation of our retail grocery business, which includes the added convenience of our retail pharmacies and fuel centers. Our strategy is focused on growing households and increasing customer loyalty by delivering great value and convenience, and investing in four strategic pillars: Fresh, *Our Brands*, Data & Personalization and Seamless.

We utilize the data and traffic generated by our retail business to create personalized experiences and value for our customers. This data and traffic also enables our fast-growing, high operating margin alternative profit business, including data and analytic services and third-party media revenue. In turn, the value generated from these businesses enables us to reinvest back into our retail business.

Our revenues are predominately earned and cash is generated as consumer products are sold to customers in our stores, fuel centers and via our online platforms. We earn income predominately by selling products at price levels that produce revenues in excess of the costs we incur to make these products available to our customers. Such costs include procurement and distribution costs, facility occupancy and operational costs, and overhead expenses. Our fiscal year ends on the Saturday closest to January 31. All references to 2024, 2023 and 2022 are to the fiscal years ended February 1, 2025, February 3, 2024 and January 28, 2023, respectively, unless specifically indicated otherwise.

We maintain a web site (www.thekrogerco.com) that includes additional information about the Company. Kroger's website and any reports or other information made available by Kroger through its website are not part of or incorporated by reference into this Annual Report on Form 10-K. We make available through our web site, free of charge, our annual reports on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K and our interactive data files, including amendments. These forms are available as soon as reasonably practicable after we have filed them with, or furnished them electronically to, the Securities and Exchange Commission (SEC), and are also available at www.sec.gov.

Kroger is diversified across brands, product categories, channels of distribution, geographies and consumer demographics. Our combination of assets includes the following:

Stores

As of February 1, 2025, Kroger operates supermarkets under a variety of local banner names in 35 states and the District of Columbia. As of February 1, 2025, Kroger operated, either directly or through its subsidiaries, 2,731 supermarkets, of which 2,273 had pharmacies and 1,702 had fuel centers. Approximately 51% of our supermarkets were operated in Company-owned facilities, including some Company-owned buildings on leased land. Our stores operate under a variety of banners that have strong local ties and brand recognition. We connect with customers through our expanding seamless ecosystem and the consistent delivery of a full, fresh, and friendly customer experience. Fuel sales are an important part of our revenue, net earnings and loyalty offering. Our fuel strategy is to include a fuel center at each of our supermarket locations when it is feasible and it is expected to be profitable. Each fuel center typically includes five to ten islands of fuel dispensers and storage tanks with capacity for 40,000 to 50,000 gallons of fuel. Supermarkets are generally operated under one of the following formats: combination food and drug stores ("combo stores"); multi-department stores; marketplace stores; or price impact warehouses.

The combo store is the primary grocery store format. We believe this format is successful because the stores are large enough to offer the specialty departments, including natural food and organic sections, pharmacies, general merchandise, pet centers and high-quality perishables such as fresh seafood and organic produce.

Multi-department stores are significantly larger in size than combo stores. In addition to the departments offered at a typical combo store, multi-department stores sell a wide selection of general merchandise items such as apparel, home fashion and furnishings, outdoor living, electronics, automotive products and toys.

Marketplace stores are smaller in size than multi-department stores. They offer full-service grocery, pharmacy and health and beauty care departments as well as an expanded perishable offering and general merchandise area that includes apparel, home goods and toys.

Price impact warehouse stores offer a "no-frills, low cost" warehouse format and feature everyday low prices plus promotions for a wide selection of grocery and health and beauty care items. Quality meat, dairy, baked goods and fresh produce items provide strategic differentiation for price impact warehouse stores. The average size of a price impact warehouse store is similar to that of a combo store.

Seamless Digital Ecosystem

We offer a convenient shopping experience for our customers regardless of how they choose to shop with us, including Pickup, Delivery and Ship. We offer Pickup and Harris Teeter ExpressLane™ — personalized, order online, pick up at the store services — at 2,412 of our supermarkets and provide Delivery, which allows us to offer digital solutions to substantially all of our customers. Our Delivery solutions include orders delivered to customers from retail store locations, customer fulfillment centers and orders placed through third-party platforms. These channels allow us to serve customers anything, anytime and anywhere with zero compromise on selection, convenience, and price. We also provide relevant customer-facing apps and interfaces that have the features customers want that are also reliable, easy to use and deliver a seamless customer experience across our store and digital channels.

Merchandising and Manufacturing

Our Brands products play an important role in our merchandising strategy and represented over $32 billion of our sales in 2024. Our supermarkets, on average, stock over 12,000 private label items. *Our Brands* products are primarily produced and sold in three "tiers." Private Selection® is our main premium quality brand, offering customers culinary foods and ingredients that deliver amazing eating experiences. The Kroger® brand, which represents the majority of our private label items, is designed to consistently satisfy and delight customers with quality products that exceed or meet the national brand in taste and efficacy, as well as with unique and differentiated products. Big K®, Smart Way® and Heritage Farm® are some of our value brands, designed to deliver good quality at a very affordable price. In addition to our three "tiers," *Our Brands* offers customers a variety of natural and organic products with Simple Truth® and Simple Truth Organic®. Both Simple Truth® and Simple Truth Organic® are free from a defined list of artificial ingredients that some customers have told us they do not want in their food, and the Simple Truth Organic products are USDA certified organic.

Approximately 31% of *Our Brands* units sold in our supermarkets are produced in our food production plants; the remaining *Our Brands* items are produced to our strict specifications by outside manufacturers. We perform a "make or buy" analysis on *Our Brands* products and decisions are based upon a comparison of market-based transfer prices versus open market purchases. As of February 1, 2025, we owned 33 food production plants. These plants consisted of 14 dairies, nine deli or bakery plants, five grocery product plants, two beverage plants, one meat plant and two cheese plants.

Our Data

The traffic and data generated by our retail business, including pharmacies and fuel centers, enables our diverse business. Kroger serves approximately 63 million households annually and because of our rewards program, over 95% of customer transactions are tethered to a Kroger loyalty card. Our over 20 years of investment in data science capabilities allows us to utilize this data to create personalized experiences and value for our customers and enables our growing, high operating margin alternative profit businesses, including data analytic services and third-party media revenue. Our retail media business – Kroger Precision Marketing – provides differentiated media capabilities for our consumer packaged goods partners and other industry verticals. It is a key driver of our digital profitability and alternative profit.

SEASONALITY

The majority of our revenues are generally not seasonal in nature. However, revenues tend to be higher during the major holidays throughout the year. Additionally, certain significant events including inclement weather systems, particularly winter storms, tend to affect our sales trends.

HUMAN CAPITAL MANAGEMENT

Our People

We want Kroger to be a place where our customers love to shop and associates love to work. This is why we aim to create working environments where associates feel encouraged and supported to be their best selves every day. As of February 1, 2025, Kroger employed over 409,000 full- and part-time employees. Our people are essential to our success, and we focus intentionally on attracting, developing and engaging a diverse workforce that represents the communities we serve. We strive to create a culture of opportunity and take seriously our role as a leading employer in the United States. Kroger has provided a large number of people with first jobs, new beginnings and lifelong careers. We have long been guided by our values – Honesty, Integrity, Respect, Safety, Diversity and Inclusion.

Attracting & Developing Our Talent

To deliver on our customers' experiences and remain competitive with union and non-union employers, we continually try to improve how we attract and retain talent. In addition to competitive wages, quality benefits and a safe work environment, we offer a broad range of employment opportunities for workers of all ages and aspirations. Many retail roles offer opportunities to learn new skills, where new associates come for a job, and discover a career.

Associates at all levels of Kroger have access to training and education programs to build their skills and prepare for the roles they want. In 2024, we spent approximately $192 million on training our associates through onboarding, leadership development programs and programs designed to upskill associates across the Company. We continue to invest in new platforms and applications to make learning more accessible to our associates.

Beyond our own training programs, associates can take advantage of our tuition reimbursement benefit, which offers up to $3,500 annually — $21,000 over the course of employment — toward continuing education. These funds can be applied to education programs like certifications, associate or graduate degrees. Approximately 5,500 associates, 89% of whom are hourly, have taken advantage of our tuition reimbursement program in 2024. Kroger has invested approximately $64 million in this program since it launched in 2018.

Rewarding Our Associates

As we continue to operate in a challenging labor market, we are dedicated to attracting and retaining the right talent across the organization to be able to continue delivering for our customers. We are investing in our associates by expanding our industry-leading benefits, including continuing education, training and development and health and wellness. During 2024, we increased associate wages resulting in an average hourly rate of more than $19, and a rate of more than $25 with comprehensive benefits factored in, which is a 38% increase in rate in the last seven years. Over the last five years, we have now invested more than $2.7 billion in incremental wage investments. We remain committed to supporting our associates with investments in wages and comprehensive benefits that are sustainable and will allow us to continue to keep products affordable for the communities we serve. We expect to make continued associate investments in 2025.

Creating a Safe Environment

Our associates' safety is a top priority. It is also one of our core values. We prioritize providing the right safety training and equipment, safe working conditions and resources to maintain and improve associates' well-being. Through our strategy to set clear expectations, routine monitoring, and regular communication and engagement, we reduce the number of injuries and accidents that happen in our workplace. We track health and safety metrics centrally for an enterprise-wide view of issues, trends and opportunities and monitor associate injury performance including total injuries, Occupational Safety and Health Administration ("OSHA") injury rates, and lost-time injuries, as well as customer injury metrics like slip-and-fall injuries. We also track the completion of required training for associates, and we regularly share these metrics with leaders and relevant team members to inform management decisions.

Supporting Labor Relations

A majority of our employees are covered by collective bargaining agreements negotiated with local unions affiliated with one of several different international unions. There are approximately 350 such agreements, usually with terms of three to five years. Wages, health care and pensions are included in all of these collective bargaining agreements that cover approximately 64% of our associates. Our objective is to negotiate contracts that balance wage increases that are competitive with union and non-union employers and provide affordable healthcare for associates with keeping groceries affordable for the communities we serve. Our obligation is to do this in a way that maintains a financially sustainable business.

CLIMATE RESILIENCIES

Managing greenhouse gas emissions to reduce our impact on the environment is an important part of Thriving Together, our responsible business strategy, and has been a focus for our business for many years. With a large portfolio of supermarkets, distribution warehouses, and food production plants, as well as a complex supply chain, we continue to take steps to reduce both the effects of our operations on the environment and the potential effects of a changing climate on our operations.

To help identify and manage climate-related risks to our business, we conducted a quantitative climate risk assessment to determine the likelihood that different physical climate risks, including drought, extreme heat and extreme precipitation, would affect our operations at representative facilities in different geographies and, in turn, potentially increase operating costs for these facilities. As a result of our risk assessments, we do not currently anticipate the modeled physical risks to adversely affect our financial condition, results of operations or cash flows for the foreseeable future. We plan to update these climate risk assessments moving forward as needed.

We also acknowledge that climate-related legislation could affect our business. As a result of current state and federal requirements regarding the phasedown of hydrofluorocarbon ("HFC") refrigerants, we anticipate steadily replacing our refrigerant infrastructure to reach required levels, which could incur significant costs to the business. Any such legislation will affect all retailers using refrigerants in their operations. We also monitor utility and technology availability and costs to help anticipate how these could affect our business operations in the future.

To help prepare for and manage a variety of risk scenarios, including natural disasters and business disruptions to our supply chain, we maintain more than 200 business continuity plans. We have installed technologies and processes to ensure our supermarkets, food production plants, fulfillment centers and supply chain can respond quickly and remain operational to serve our customers.

This topic is managed by leadership with input from several departments across the business. The Public Responsibilities Committee of the Board of Directors oversees our responsibilities as a responsible business and our practices related to environmental sustainability, including potential climate effects, along with other environmental and social topics of material importance.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

The following is a list of the names and ages of the executive officers and the positions held by each such person as of March 21, 2025. Except as otherwise noted, each person has held office for at least five years. Each officer will hold office at the discretion of the Board for the ensuing year until removed or replaced.

Name	Age	Recent Employment History
Mary E. Adcock	49	Ms. Adcock was elected Executive Vice President and Chief Merchant and Marketing Officer in March 2025 and is responsible for sales and category planning for fresh foods, center store and general merchandise categories, as well as analytics & execution, e-commerce and digital merchandising, fuel and *Our Brands*. Prior to that, Ms. Adcock served as Senior Vice President and Chief Merchant and Marketing Officer from December 2024 to March 2025. From May 2019 to December 2024, she served as Senior Vice President of Retail Operations, and from June 2016 to April 2019, she served as Group Vice President of Retail Operations. Prior to that, Ms. Adcock held leadership roles in Kroger's Columbus Division, including Vice President of Operations and Vice President of Merchandising. Prior to that, she served as Vice President of Natural Foods Merchandising and as Vice President of Deli/Bakery Manufacturing and held several leadership positions in the manufacturing department, including human resources manager, general manager and division operations manager. Ms. Adcock joined Kroger in 1999 as human resources assistant manager at the Country Oven Bakery in Bowling Green, Kentucky.
Gabriel Arreaga	50	Mr. Arreaga was elected Executive Vice President of Supply Chain in March 2025. He is responsible for the Company's industry-leading Supply Chain organization, Logistics, Inventory & Replenishment, Manufacturing, and Fulfillment Centers. From December 2020 to March 2025, Mr. Arreaga served as Senior Vice President of Supply Chain. Prior to joining Kroger, Mr. Arreaga served as Senior Vice President of Supply Chains for Mondelez, where he was responsible for all operations and functions from field to consumer, internal and external factories, fulfillment centers, direct to store branches, Logistics and product development. He was also Global Vice President of Operations for Stanley Black and Decker and held numerous leadership roles at Unilever including Vice President of Food and Beverage Operations

Yael Cosset	51	Mr. Cosset was elected Executive Vice President and Chief Digital Officer in March 2025 and is responsible for leading Kroger's digital strategy, focused on building Kroger's presence in the marketplace in digital channels, personalization and e-commerce. He is also responsible for Kroger's alternative profit businesses, including Kroger's data analytics subsidiary, 84.51°LLC and Kroger Personal Finance. From May 2019 to March 2025, Mr. Cosset served as Senior Vice President and Chief Information Officer. Prior to that, he served as Group Vice President and Chief Digital Officer, and also as Chief Commercial Officer and Chief Information Officer of 84.51° LLC. Prior to joining Kroger, Mr. Cosset served in several leadership roles at dunnhumby USA, LLC, including Executive Vice President of Consumer Markets and Global Chief Information Officer.
Carin L. Fike	56	Ms. Fike was elected Vice President and Treasurer effective April 2017. Prior to that, she served as Assistant Treasurer and also as Director of Investor Relations. Ms. Fike began her career with Kroger in 1999 as a manager in the Financial Reporting department after working with PricewaterhouseCoopers in various roles, including audit manager.
Todd A. Foley	55	Mr. Foley was named Senior Vice President and Interim Chief Financial Officer in March 2024. Prior to that, he served as Group Vice President, Interim Chief Financial Officer and Corporate Controller from February 2024 to March 2024. Prior to that, he served as Group Vice President and Corporate Controller from October 2021 to February 2024. From April 2017 to September 2021, Mr. Foley served as Vice President and Corporate Controller. Before that, he held several leadership roles, including Vice President and Treasurer, Assistant Corporate Controller, and Controller of Kroger's Cincinnati/Dayton division. Mr. Foley began his career with Kroger in 2001 as an audit manager in the Internal Audit Department after working for PricewaterhouseCoopers in various roles, including senior audit manager.
Valerie L. Jabbar	56	Ms. Jabbar was elected Senior Vice President effective August 19, 2021 and is responsible for the oversight of several Kroger retail divisions. From July 2020 to August 2021, she served as Group Vice President of Center Store Merchandising, and from September 2018 to June 2020, as Group Vice President of Merchandising. Prior to that, she served as President of the Ralphs Division from July 2016 to August 2018. Before that, Ms. Jabbar served as Vice President of Merchandising for the Ralphs Division and as Vice President of Merchandising for the Mid-Atlantic Division. She also held several leadership roles, including assistant store director, category manager, Drug/GM coordinator, G.O. Seasonal manager, assistant director of Drug/GM and director of Drug GM, and district manager in the Fry's Division. She joined the Company in 1987 as a clerk in the Fry's Division.

David J. C. Kennerley	51	Mr. Kennerley was elected Executive Vice President in March 2025. Prior to joining Kroger, he held various leadership roles at PepsiCo from 2001 to 2025, most recently serving as CFO, Europe. Mr. Kennerley joined PepsiCo in 2001 as a manager in the International Corporate Finance/Treasury Department, then in 2005 moved to the U.K. business as a business development director and subsequently held a number of roles across Planning and Commercial Finance. In 2011, he became the company's senior finance director for the Global Beverages Group and then moved into the North American Beverage business. After that, Mr. Kennerley held a number of roles across Commercial Finance before being appointed to SVP Finance for the company's North American Bottling business. He served in his most recent role as CFO, Europe from March 2020 to March 2025.
Kenneth C. Kimball	59	Mr. Kimball was elected Senior Vice President in March 2022 and is responsible for the oversight of several Kroger retail divisions. From April 2016 to March 2022, he served as President of the Smith's Division. Prior to that, he held several leadership roles with the Ralphs Division, including Vice President of Operations and Vice President of Merchandising. Prior to that, he held leadership roles, including store manager, district manager, and director in the Smith's Division as well as Senior Vice President of Sales and Merchandising and Group Vice President of Retail Operations. Mr. Kimball joined the Company in 1984 as a clerk in the Smith's Division.
Timothy A. Massa	58	Mr. Massa was elected Executive Vice President in March 2025 and serves as the company's Chief People Officer, leading all areas of Human Resources and Labor Relations, including total rewards, labor relations, diversity, business unit human resources, people operations, training and development, talent hiring, retention and engagement, corporate affairs, and associate communications. He also leads the areas of shared services and aviation. From June 2018 to March 2025, Mr. Massa served as Senior Vice President and Chief People Officer, and from June 2014 to June 2018, he served as Group Vice President of Human Resources and Labor Relations. Mr. Massa joined Kroger in October 2010 as Vice President, Corporate Human Resources and Talent Development. Prior to joining Kroger, he served in various Human Resources leadership roles for 21 years at Procter & Gamble, most recently serving as Global Human Resources Director of Customer Business Development.
Brian W. Nichols	52	Mr. Nichols was elected Vice President, Corporate Controller in March 2024 and is responsible for oversight of Kroger's Corporate Accounting and Corporate Tax departments, as well as the Company's Accounting Centers and Accounting Modernization teams. Prior to that, he served as Vice President, Assistant Corporate Controller from April 2021 to March 2024. From May 2018 to April 2021, Mr. Nichols served as Senior Director and Assistant Corporate Controller. Prior to that, he held several leadership roles, including Senior Manager of Corporate and External Financial Reporting and Senior Financial Analyst of SEC Reporting. Mr. Nichols joined Kroger in 2000 as Assistant Controller of the Central Division.

Ronald L. Sargent	69	Mr. Sargent was named Interim Chief Executive Officer and Chairman of the Board in March 2025. He has been a Kroger director since 2006 and served as the Lead Director from June 2018 to March 2025. Mr. Sargent was Chairman and Chief Executive Officer of Staples, Inc., a business products retailer, from 2002 until his retirement in 2016 after joining the company in 1989. Prior to joining Staples, Mr. Sargent spent 10 years with Kroger in several roles across stores, sales, marketing, manufacturing and strategy.
Christine S. Wheatley	54	Ms. Wheatley was elected Executive Vice President, General Counsel, and Secretary in March 2025. Prior to that, she served as Senior Vice President, General Counsel, and Secretary from May 2023 to March 2025. From May 2014 to May 2023, Ms. Wheatley served as Group Vice President, Secretary and General Counsel. She joined Kroger in February 2008 as Corporate Counsel, and thereafter served as Senior Attorney, Senior Counsel, and Vice President. Before joining Kroger, Ms. Wheatley was engaged in the private practice of law for 11 years, most recently as a partner at Porter Wright Morris & Arthur in Cincinnati.

COMPETITIVE ENVIRONMENT

For the disclosure related to our competitive environment, see Item 1A under the heading "Competitive Environment."

ITEM 1A. RISK FACTORS.

There are risks and uncertainties that can affect our business. The significant risk factors are discussed below. The following information should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations," which includes forward-looking statements and factors that could cause us not to realize our goals or meet our expectations.

COMPETITIVE ENVIRONMENT

The operating environment for the food retailing industry continues to be characterized by the proliferation of local, regional, and national retailers, including both retail and digital formats, and intense and ever-increasing competition ranging from online retailers, mass merchant, club stores, regional chains, deep discounters, dollar stores, and ethnic, specialty and natural food stores. With the proliferation of grocery delivery – both by retailers and third-party delivery service providers – customers have an even wider range of retailers from which to choose. Customers continue to expect a great shopping experience both in-store and online. The industry continues to be shaped by e-commerce, cooking at home and prepared foods to go and other customer needs and preferences. Customers want to be able to shop on their own terms with zero compromise whether at brick and mortar stores or online, pick-up or delivery, depending on their particular trip needs and other factors. If we do not appropriately or accurately anticipate customer preferences or fail to quickly adapt to these ever-changing preferences, our sales and profitability could be adversely affected. If we fail to meet the evolving needs of our customers, our ability to compete and our financial condition, results of operations or cash flows could be adversely affected.

We are continuing to enhance the customer connection with investments in our four strategic pillars – Seamless, Personalization, Fresh, and *Our Brands*. Each of these strategies is designed to better serve our customers and to generate customer loyalty and sustainable growth momentum. We believe our plans to continue to improve these four strategic pillars will enable us to meet the wide-ranging needs and expectations of our customers. If we are unable to continue to enhance the foregoing key elements of our connection with customers, or they fail to strengthen customer loyalty, our ability to compete and our financial condition, results of operations or cash flows could be adversely affected. Our ecosystem monetizes the traffic and data insights generated by our retail grocery business to create fast-growing, asset-light and margin-rich revenue streams. Growth in loyal households, customer traffic and digitally engaged customers allow us to grow profits and power the flywheel in our model. We may be unsuccessful in implementing our alternative profit strategy, which could adversely affect our business growth and our financial condition, results of operations or cash flows. The nature and extent to which our competitors respond to the evolving and competitive industry by developing and implementing their competitive strategies could adversely affect our profitability.

In addition, evolving customer preferences and the advancement of online, delivery, ship to home and mobile channels in our industry increase the competitive environment. We must anticipate and meet these evolving customer preferences and continue to implement technology, software and processes to be able to conveniently and cost-effectively fulfill customer orders. Providing flexible fulfillment options and implementing new technology is complex and may not meet customer preferences. If we are not successful in reducing or offsetting the cost of fulfilling orders outside of our in-store channel with efficiencies, cost-savings, expense reductions, or alternative revenues, our financial condition, results of operations or cash flows could be adversely affected.

In addition, if we do not successfully develop and maintain a relevant digital experience for our customers, our business, financial condition, results of operations or cash flows could be adversely affected. Digital retailing is rapidly evolving, and we must keep pace with new developments by our competitors as well as the evolving needs and preferences of our customers. We must compete by offering a convenient shopping experience for our customers regardless of how they choose to shop with us, and by investing in providing and maintaining relevant customer-facing apps and interfaces that have the features customers want that are also reliable and easy to use. The future success of the digital business will also depend on the efficiency and cost effectiveness of fulfilling orders across our modalities, whether in store, pickup or delivery through third parties or our customer fulfillment centers.

PRODUCT SAFETY

Customers count on Kroger to provide them with safe food and drugs and other merchandise. Concerns regarding the safety of the products that we sell could cause shoppers to avoid purchasing certain products from us, or to seek alternative sources of supply even if the basis for the concern is outside of our control. Any lost confidence on the part of our customers would be difficult and costly to reestablish. We could be adversely affected by personal injury or product liability claims, product recalls, or other health and safety issues, which occur from time to time. If we sell products that cause illness or injury to customers, resulting from product contamination or spoilage, the presence of certain substances, or damage caused in handling, storage or transportation, we could be exposed to claims or litigation. Any issue regarding the safety of items, whether *Our Brands* items manufactured by us or for us or CPG products we sell, regardless of the cause, could have a substantial and adverse effect on our reputation, financial condition, results of operations or cash flows.

EMPLOYEE MATTERS

Nearly two-thirds of our associates are covered by collective bargaining agreements with unions, and our relationship with those unions, including any work stoppage affecting a substantial number of locations, could have a material adverse effect on our financial condition, results of operations or cash flows. We are a party to approximately 350 collective bargaining agreements. Upon the expiration of our collective bargaining agreements, work stoppages by the affected workers could occur (and have occurred in the past) if we are unable to negotiate new contracts with labor unions. In addition, changes to national labor policy could affect labor relations with our associates and relationships with unions. Further, if we are unable to control health care, pension and wage costs, or if we have insufficient operational flexibility under our collective bargaining agreements, we may experience increased operating costs and an adverse effect on our financial condition, results of operations or cash flows.

We have committed to paying fair wages and providing the benefits that were collectively bargained with the United Food and Commercial Workers ("UFCW") and other labor unions representing associates. Our ability to control labor and benefit costs is subject to numerous internal and external factors, including regulatory changes, wage rates, and healthcare and other insurance costs. Changes to wage regulations, including further increases in the minimum wage or ordinances related to pay or working conditions enacted by local governments, could have an effect on our future financial condition, results of operations or cash flows. Our ability to meet our labor needs, while controlling wages and other costs, is subject to numerous external factors, including the available qualified workforce in each area where we are located, unemployment levels within those areas, wage rates, and changes in employment and labor laws.

Our continued success depends on the ongoing contributions of our associates, including members of our senior management, key associates and executives. While we have development and succession plans in place for our key associates and executives, these plans do not guarantee that the services of our key associates and executives will continue to be available to us. For example, we recently experienced several key executive changes. It may be difficult to replace key executives because of the limited number of qualified individuals with the breadth of skills and experience necessary for our business. We must recruit, hire, develop and retain qualified associates with an increasingly large range of skills to meet the needs of our evolving and complex business. We compete with other retail and non- retail businesses for these associates and invest significant resources in training and motivating them. Competition among potential employers has resulted, and may in the future result, in increased associate costs and has from time to time affected our ability to recruit and retain associates. If we are unable to attract, develop, retain and effectively manage the development and succession plans for our associates, including members of our senior management, key associates and executives, it could have a material adverse effect on our business, financial condition, results of operations or cash flows.

DATA AND TECHNOLOGY

Our business is increasingly dependent on information technology systems that are complex and vital to continuing operations, resulting in an expansion of our technological presence and corresponding risk exposure. If we were to experience difficulties maintaining or operating existing systems or implementing new systems, we could incur significant losses due to disruptions in our operations. As we modernize legacy systems, if we are unable to successfully implement those systems in a coordinated manner across internal and external stakeholders, we could be subject to business interruption or reputation risk with our customers, suppliers or associates.

Rapidly evolving technological and regulatory developments related to Artificial Intelligence ("AI") and related technologies may increase competitive, legal, and security risks facing the Company. While we are utilizing AI and machine learning capabilities across our business, our competitors or other third parties may incorporate AI into their products, services and operations more successfully, which could impair our ability to compete effectively, or adversely affect our results of operations or our ability to improve operational efficiency.

To effectively compete, we may need to increase investments to innovate new capabilities and processes incorporating AI as well as to develop appropriate protections, safeguards, and policies for handling data and mitigating information security, data privacy and legal risks. Furthermore, the regulatory and legal landscape regarding AI is rapidly evolving and the Company may be challenged to timely comply in a cost-effective manner.

Through our sales and marketing activities, we collect and store some personal information that our customers provide to us. We also gather and retain information about our associates in the normal course of business. Under certain circumstances, we may share information with third parties that assist us in conducting our business, as required by law, or otherwise in accordance with our privacy policy.

Our technology systems have been, and may be in the future, disrupted from circumstances beyond our control, as we regularly defend against and respond to data security related attacks. Cyber-attackers have targeted and accessed, and may in the future again target and, if successful, access information stored in our or certain third parties' systems in order to misappropriate confidential customer or business information. The rapid evolution and increased adoption of AI and related technologies may also intensify the risk that our technology systems are targeted. Due to ongoing geopolitical conflicts, there is an increased possibility of cyberattacks that could either directly or indirectly affect our operations. Although we have implemented procedures to protect our information, and require third parties we interact with to do the same, we cannot be certain that our security systems will successfully defend against, or be able to effectively respond to, rapidly evolving, increasingly sophisticated cyber-attacks as they become more difficult to detect and defend against. Further, a Kroger associate, a contractor or other third party with whom we interact may in the future circumvent our security measures in order to obtain information or may inadvertently cause a breach involving information. In addition, hardware, software or applications we may use may have inherent defects, vulnerabilities, or could be inadvertently or intentionally applied or used in a way that could compromise our information security.

Our cybersecurity program, continued investment in our information technology systems, and our processes to evaluate and select vendors with reasonable information security controls may not effectively insulate us from potential attacks, data breaches or disruptions to our business operations, which could result in a loss of customers or business information, negative publicity, damage to our reputation, and exposure to claims from customers, financial institutions, regulatory authorities, payment card associations, associates and other persons. Any such events could have an adverse effect on our business, financial condition, results of operations or cash flows and may not be covered by our insurance. In addition, compliance with rapidly changing privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes and may require us to devote significant management resources to address these issues. The costs of attempting to protect against the foregoing risks and the costs of responding to cyber-attacks are significant. Following a cyber-attack, our and/or our third parties' remediation efforts may not be successful, and a cyber-attack could result in interruptions, delays or cessation of service, and loss of existing or potential customers. In addition, breaches of our and/or our vendors' security measures and the unauthorized dissemination of sensitive personal information or confidential information about us or our customers could expose our customers' private information and our customers to the risk of financial or medical identity theft, or expose us or other third parties to a risk of loss or misuse of this information, and result in investigations, regulatory enforcement actions, material fines and penalties, loss of customers and business relationships, litigation or other actions which could have a material adverse effect on our brands, reputation, business, financial condition, results of operations or cash flows.

Data governance failures can adversely affect our reputation and business. Our business depends on our customers' willingness to entrust us with their personal information. Events that adversely affect that trust, including inadequate disclosure to our customers of our uses of their information, failures to honor new and evolving data privacy rights, failing to keep our information technology systems and our customers' sensitive information secure from significant attack, theft, damage, loss or unauthorized disclosure or access, whether as a result of our action or inaction (including human error) or that of our business associates, vendors or other third parties, could adversely affect our brand and reputation and operating results and also could expose and/or has exposed us to mandatory disclosure to the media, litigation (including class action litigation), governmental investigations and enforcement proceedings, material fines, penalties and/or remediation costs, and compensatory, special, punitive and statutory damages, consent orders, and/or injunctive relief, any of which could adversely affect our businesses, financial condition, results of operations or cash flows. Large scale data breaches at other entities, including supply chain related security vulnerabilities, increase the challenge we face in maintaining the security of our information technology systems and proprietary information and of our customers' information. There can be no assurance that such failures will not occur, or if any do occur, that we will detect them or that they can be sufficiently remediated.

The use of data by our business and our business associates is highly regulated. Privacy and information-security laws and regulations change, and compliance with them may result in cost increases due to, among other things, systems changes and the development of new processes. If we, our third-party service providers, or those with whom we share information fail to comply with laws and regulations, or self-regulatory regimes, that apply to all or parts of our business, such as section 5 of the FTC Act, the California Consumer Privacy Act (CCPA), the Health Insurance Portability and Accountability Act (HIPAA), or applicable international laws such as the EU General Data Protection Regulation (GDPR), our reputation could be damaged, possibly resulting in lost business, and we could be subjected to additional legal risk or financial losses as a result of non-compliance.

PAYMENT SYSTEMS

We accept payments using a variety of methods, including cash and checks, select credit and debit cards, and Kroger Pay, a mobile payment solution. As we offer new payment options to our customers, we may be subject to additional rules, regulations, compliance requirements, and higher fraud losses. For certain payment methods, we pay interchange and other related acceptance fees, along with additional transaction processing fees. We rely on third parties to provide payment transaction processing services for credit and debit cards. It could disrupt our business if these companies become unwilling or unable to provide these services to us, including due to short term disruption of service. We are also subject to evolving payment card association and network operating rules, including data security rules, certification requirements and rules governing electronic funds transfers. For example, we are subject to Payment Card Industry Data Security Standards ("PCI DSS"), which contain compliance guidelines and standards with regard to our security surrounding the physical and electronic storage, processing and transmission of individual cardholder data. If our payment card terminals or internal systems are breached or compromised, we may be liable for card re-issuance costs and other costs, subject to fines and higher transaction fees, and lose our ability to accept card payments from our members, or if our third-party service providers' systems are breached or compromised, our business, financial condition, results of operations or cash flows could be adversely affected.

INDEBTEDNESS

Our indebtedness could reduce our ability to obtain additional financing for working capital, mergers and acquisitions or other purposes and could make us vulnerable to future economic downturns as well as competitive pressures. If debt markets do not permit us to refinance certain maturing debt, we may be required to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness. Changes in our credit ratings, or in the interest rate environment, could have an adverse effect on our financing costs and structure.

GOVERNMENT REGULATION, LEGAL PROCEEDINGS AND INSURANCE

We are subject to various laws, regulations, and administrative practices that affect our business, including laws and regulations involving antitrust and competition, privacy, data protection, environmental, healthcare, anti-bribery, anti-corruption, tax, accounting, and financial reporting or other matters. These and other rapidly changing laws, regulations, policies and related interpretations, changes in the regulatory environment in which we operate, along with changes in federal policy and at regulatory agencies, as well as increased enforcement actions by various governmental and regulatory agencies, create challenges for us, may alter the environment in which we do business and may increase the ongoing costs of compliance, which could adversely affect our financial condition, results of operations and cash flows. If we are unable to continue to meet these challenges and comply with all laws, regulations, policies and related interpretations, it could negatively affect our reputation and our business results. Additionally, we are currently, and in the future may be, subject to a number of inquiries, investigations, claims, proceeding, and requests for information from governmental agencies or private parties, the adverse outcomes of which could harm our business. Failure to successfully manage these new or pending regulatory and legal matters and resolve such matters without significant liability or damage to our reputation may adversely affect our financial condition, results of operations and cash flows. Furthermore, if new or pending legal or regulatory matters result in fines or costs in excess of the amounts accrued to date, that may also materially affect our financial condition, results of operations or cash flows.

Increasing governmental and societal attention to environmental, social, and governance ("ESG") matters, including expanding voluntary reporting, diligence, and disclosure on topics such as climate change, waste production, water usage, human capital, labor, and risk oversight, could expand the nature, scope, and complexity of matters that we are required to control, assess, and report and could negatively affect our reputation. Additionally, there is some indication that sustainability goals are becoming more controversial, as some governmental entities in the U.S. and certain investor and other constituencies question the appropriateness of or object to sustainability initiatives. The recent change to the United States administration and changes in investor perspectives could also affect our ability to pursue our sustainability goals and could lead to increased criticism and associated reputational harm. In addition, we may face criticism as a result of 'anti-ESG' sentiment among certain stakeholders, including governmental authorities, regulators, shareholders and customers. We have established and publicly announced certain goals which we may refine in the future. The execution of this strategy to achieve these goals is subject to risks and uncertainties, many of which may be outside of our control and prove to be more costly than we anticipate. These risks and uncertainties include, but are not limited to, our ability to achieve our goals within the currently projected costs and the expected timeframes; unforeseen operational and technological difficulties; the outcome of research efforts and future technology developments; and the success of our collaborations with and reliance on third parties. Any failure, or perceived failure, to achieve these goals or the setting or publication of certain targets could damage our reputation and customer, investor and other stakeholder relationships, and may even result in regulatory enforcement action. Such conditions could have an adverse effect on our business, financial condition, results of operations or cash flows. In addition, new or changing regulation or public opinion regarding our sustainability goals or our actions to achieve them may result in adverse effects on our financial performance, reputation or demand for our services and products, or may otherwise result in obligations and liabilities that cannot be predicted or estimated at this time.

Additionally, we must comply with numerous provisions regulating, among other things, health and sanitation standards, food labeling and safety, equal employment opportunity, minimum wages and licensing for the sale of food, drugs, and alcoholic beverages. We cannot predict future laws, regulations, interpretations, administrative orders, or applications, or the effect they will have on our operations. They could, however, significantly increase the cost of doing business. They also could require the reformulation of some of the products that we sell (or manufacture for sale to third parties) to meet new standards. We also could be required to recall or discontinue the sale of products that cannot be reformulated. These changes could result in additional record keeping, expanded documentation of the properties of certain products, expanded or different labeling, or scientific substantiation. Any or all of these requirements could have an adverse effect on our financial condition, results of operations or cash flows.

In addition to legal and regulatory risks, we currently are a party to and will continue to be a party to, third party legal proceedings, including matters involving personnel and employment issues, personal injury, property damage, privacy, contract disputes, private rights of action under certain regulations, and other proceedings, including but not limited to opioid litigation and litigation with Albertsons. Some of these proceedings are brought by individuals and others purport to be brought as class actions on behalf of similarly situated parties. Some of these proceedings could result in a substantial loss to Kroger. We estimate our exposure to these legal proceedings and establish accruals for the estimated liabilities, where it is reasonably possible to estimate and where an adverse outcome is probable. Assessing and predicting the outcome of these matters involves substantial uncertainties. Adverse outcomes in these legal proceedings, or changes in our evaluations or predictions about the proceedings, could have an adverse effect on our financial condition, results of operations or cash flows. Please also refer to the "Litigation" section in Note 12 to the Consolidated Financial Statements.

We use a combination of insurance and self-insurance to provide for potential liability for workers' compensation, automobile and general liability, property, director and officers' liability, cyber risk exposure and associate health care benefits. Any actuarial projection of losses is subject to a high degree of variability. With respect to insured matters, we are liable for retention amounts that vary by the nature of the claim, and some losses may not be covered by insurance. Changes in legal claims, trends and interpretations, variability in inflation rates, changes in the nature and method of claims settlement, benefit level changes due to changes in applicable laws, insolvency of insurance carriers, and changes in discount rates could all affect our financial condition, results of operations or cash flows.

MULTI-EMPLOYER PENSION OBLIGATIONS

As discussed in more detail below in "Management's Discussion and Analysis of Financial Condition and Results of Operations-Critical Accounting Policies-Multi-Employer Pension Plans," Kroger contributes to several multi-employer pension plans based on obligations arising under collective bargaining agreements with unions representing associates covered by those agreements. We believe the present value of actuarially accrued liabilities in most of these multi-employer plans exceeds the value of the assets held in trust to pay benefits, and we expect that Kroger's contributions to most of these funds will increase over the next few years. A significant increase to those funding requirements could adversely affect our financial condition, results of operations or cash flows. Despite the fact that the pension obligations of these funds are not the liability or responsibility of the Company, except as noted below, there is a risk that the agencies that rate our outstanding debt instruments could view the underfunded nature of these plans unfavorably, or adjust their current views unfavorably, when determining their ratings on our debt securities. Any downgrading of our debt ratings likely would adversely affect our cost of borrowing and access to capital.

We also currently bear the investment risk of two multi-employer pension plans in which we participate. In addition, we have been designated as the named fiduciary of these funds with sole investment authority of the assets of these funds. If investment results fail to meet our expectations, we could be required to make additional contributions to fund a portion of or the entire shortfall, which could have an adverse effect on our business, financial condition, results of operations or cash flows.

INTEGRATION OF NEW BUSINESS AND STRATEGIC ALLIANCES

We enter into mergers, acquisitions and strategic alliances with expected benefits including, among other things, operating efficiencies, procurement savings, innovation and sharing of best practices, that may allow for future growth. Achieving the anticipated or desired benefits may be subject to a number of significant challenges and uncertainties, including, without limitation, whether unique corporate cultures will work collaboratively in an efficient and effective manner, the coordination of geographically separate organizations, the possibility of imprecise assumptions underlying expectations regarding potential synergies, capital requirements, and the integration process (including the integration of internal controls into our business operations), unforeseen expenses and delays and competitive factors in the marketplace. We could also encounter unforeseen transaction and integration-related costs or other circumstances such as unforeseen liabilities or other issues. Many of these potential circumstances are outside of our control and any of them could result in increased costs, decreased revenue, decreased synergies and the diversion of management time and attention. If we are unable to achieve our objectives within the anticipated time frame, or at all, the expected benefits may not be realized fully or at all, or may take longer to realize than expected, which could have an adverse effect on our business, financial condition, results of operations or cash flows.

FUEL

We sell a significant amount of fuel in our 1,702 fuel centers, which could face increased regulation, including due to climate change or other environmental concerns, and demand could be affected by concerns about the effect of emissions on the environment as well as retail price increases. We are unable to predict future regulations, environmental effects, political unrest, acts of war or terrorism, disruptions to the economy, including but not limited to pandemics and other health crises, geopolitical conflicts, tariffs and other matters that affect the cost and availability of fuel, and how our customers will react to such factors, which could adversely affect our financial condition, results of operations or cash flows.

ECONOMIC CONDITIONS

Our operating results could be materially affected by changes in overall economic conditions and other economic factors that affect consumer confidence and spending, including discretionary spending. Future economic conditions affecting disposable consumer income such as employment levels, business conditions, overall economic slowdown or recession, changes in housing market conditions, changes in government benefits such as SNAP/EBT, student loan relief, or child care credits, the availability of credit, interest rates, inflation, disinflation or deflation, tax rates, tariffs and other matters could reduce consumer spending. Inflation could materially affect our operating results through increases to our cost of goods, supply chain costs and labor costs. In addition, the economic factors listed above, or any other economic factors or circumstances resulting in higher transportation, labor, insurance or healthcare costs or commodity prices, and other economic factors can increase our merchandise costs and operating, general and administrative expenses and otherwise adversely affect our financial condition, results of operations or cash flows. Increased fuel prices also have an effect on consumer spending and on our costs of producing and procuring products that we sell. A deterioration in overall economic conditions, including the uncertainty caused by inflation rate volatility, could adversely affect our business in many ways, including slowing sales growth, reducing overall sales and reducing gross margins. Geopolitical and catastrophic events, such as wars and conflicts, civil unrest, acts of terrorism or other acts of violence, could materially affect our results, including several occurrences which have taken place at our locations, including active shooter situations or the loss of merchandise as a result of shrink or industry-wide theft and organized retail crime, or pandemics or other health crises, and other matters that could reduce consumer spending, could materially affect our financial condition, results of operations or cash flows. We regularly maintain cash balances at third-party financial institutions in excess of the Federal Deposit Insurance Corporation ("FDIC") insurance limit and are therefore reliant on banks and other financial institutions to safeguard and allow ready access to these assets. If banks or financial institutions enter receivership or become insolvent in the future in response to financial conditions affecting the banking system and financial markets, our ability to access our existing cash, cash equivalents and investments may be threatened. We are unable to predict how the global economy and financial markets will perform or their volatility. If the global economy and financial markets do not perform as we expect, it could adversely affect our business, financial condition, results of operations or cash flows.

Our operating results could be adversely affected by any future disease outbreak, including pandemics, epidemics, or similar widespread health concerns. We cannot predict with certainty the extent that our operations may be affected by any effects of the foregoing on us or on our customers, suppliers, vendors, and other business partners, and each of their financial conditions; however, any adverse effect on these parties could materially and adversely affect us. To the extent that any health crisis affects the U.S. and global economy and our business, it may also heighten other risks described in this section, including but not limited to those related to consumer behavior and expectations, competition, implementation of strategic initiatives, cybersecurity threats, payment-related risks, supply chain disruptions, labor availability and cost, litigation and operational risk as a result of regulatory requirements.

WEATHER, NATURAL DISASTERS AND OTHER EVENTS

A large number of our stores, distribution facilities and fulfillment centers are geographically located in areas that are susceptible to hurricanes, tornadoes, floods, droughts, wildfires, ice and snow storms, and earthquakes. Weather conditions and natural disasters have, and may again in the future, disrupt our operations at one or more of our facilities, interrupt the delivery of products to our stores, substantially increase the cost of products, including supplies and materials and substantially increase the cost of energy needed to operate our facilities or deliver products to our facilities. Moreover, the effects of climate change, including those associated with extreme weather events, may affect our ability to procure needed commodities at costs and in quantities that are optimal for us or at all. Adverse weather or natural disasters and other matters that could reduce consumer spending, could materially affect our financial condition, results of operations or cash flows.

CLIMATE IMPACT

The long-term effects of global climate change present both physical risks, such as extreme weather conditions or rising sea levels, and transition risks, such as regulatory or technology changes, which are expected to be widespread and unpredictable. These changes could over time affect, for example, the availability and cost of products, commodities and energy including utilities, which in turn may affect our ability to procure goods or services required for the operation of our business at the quantities and levels we require. In addition, many of our operations and facilities are in locations that may be affected by the physical risks of climate change, and we face the risk of losses incurred as a result of physical damage to stores, distribution or fulfillment centers, loss or spoilage of inventory and business interruption caused by such events. We also use natural gas, diesel fuel, gasoline and electricity in our operations, all of which could face increased regulation and cost increases as a result of climate change or other environmental concerns. Transitioning to alternative energy sources, such as renewable electricity or electric vehicles, and investments in new technologies, could incur higher costs. Regulations limiting greenhouse gas emissions and energy inputs may also increase in the future, which may increase our costs associated with compliance, tracking, reporting, and sourcing. These events and their effects could otherwise disrupt and adversely affect our operations and could have an adverse effect on our financial condition, results of operations or cash flows.

SUPPLY CHAIN

Disruption in our global supply chain could negatively affect our business. The products we sell are sourced from a wide variety of domestic and international vendors, and any future disruption in our supply chain or inability to find qualified vendors and access products that meet requisite quality and safety standards in a timely and efficient manner could adversely affect our business. The loss or disruption of such supply arrangements for any reason, labor disputes, loss or impairment of key manufacturing sites, acts of war or terrorism, disruptive global political events, quality control issues, a supplier's financial distress, natural disasters or health crises, regulatory actions or ethical sourcing issues, trade sanctions, tariffs or other external factors over which we have no control, could interrupt product supply and, if not effectively managed and remedied, have an adverse effect on our business, financial condition, results of operations or cash flows.

ITEM 1B.   UNRESOLVED STAFF COMMENTS.

None.

ITEM 1C.   CYBERSECURITY.

RISK MANAGEMENT AND STRATEGY

Securing Kroger's business information, intellectual property, customer and employee data and technology systems is essential for the continuity of our businesses, meeting applicable regulatory requirements and maintaining the trust of our stakeholders. We have adopted enterprise cybersecurity risk mitigation and governance processes, which are set forth in the Kroger Cybersecurity Risk Management program ("CRM"), the Kroger Third-Party Cybersecurity Risk Management ("TPCRM") program and the Kroger Cyber Incident Response Plan ("IR Plan"). Our approach is guided by the principles of the CRM, which includes monitoring threats and vulnerabilities and assessing and monitoring related controls, supporting the Corporate Information Security function, the Chief Information Security Officer ("CISO") and Chief Digital Officer ("CDO"). Kroger's cybersecurity policies, standards, processes, and practices are integrated into our overarching risk management system in an effort to enhance our ability to safeguard our operations and information, which includes quarterly cybersecurity reporting to the Board, delivered by senior leadership.

Kroger Cyber Risk Management Program

The CRM was developed in collaboration with third-party consultants and is aligned with the National Institute of Standards and Technology ("NIST"), Risk Management Framework ("RMF"), Cybersecurity Framework ("CSF") and the International Organization for Standardization 27001 ("ISO 27001"). The program includes security and privacy, risk-based controls, and incorporates lessons learned from cybersecurity incidents. Under Kroger's CRM, cyber risks, including cyber threats and cyber events/incidents, are assessed, treated, and monitored on a continuous basis. We integrate lessons learned from incident response and cyber risk mitigation into our cyber risk management strategy, in an effort to improve overall cybersecurity on an ongoing basis. Kroger's CRM program is spearheaded by specific management positions, chosen for their expertise in the field as further discussed below.

In line with cyber risk management best practices, we have collaborated with recognized third-party experts as needed to align the CRM's foundational processes, metrics, monitoring, and reporting with common frameworks such as the NIST RMF and the NIST CSF.

Third-Party Cyber Risk Management

Recognizing the potential vulnerabilities posed by third-party relationships, Kroger has implemented a comprehensive TPCRM program. The TPCRM program is designed to assess third-party cybersecurity risks by employing third-party cyber risk assessments, vendor tiering, and a dedicated team tasked with recommending holistic improvements to strengthen Kroger's cybersecurity posture, sourcing, and contracting processes. Kroger's Information Security Operations Center ("iSOC") responds to known third-party incidents on a continuous basis. The iSOC is a part of the Corporate Information Security ("CIS") department and is responsible for detecting, responding to, and escalating security incidents. We partner directly with business stakeholders and technology custodians to determine an appropriate response to manage incident risk to minimize the effect to the business. This response process is a regular and critical function of the iSOC and is defined in a separate appendix to the IR Plan. Any material risk identified from these incidents is escalated and communicated using formal severity and impact criteria as defined in the IR Plan.

Kroger Cyber Incident Response Plan

The IR Plan documents the processes by which information security events are detected, identified, prioritized, and analyzed. The Kroger iSOC, CISO, legal counsel, and corporate affairs stakeholders are then engaged depending on the incident's scope, business effect, and potential material risk. This cross-functional team is responsible for assessing an appropriate response and mitigation pathway. Once security events are identified through the enterprise detection and monitoring ecosystem, the IR Plan sets forth an incident prioritization/decision workflow to determine scope, business effect, and potential material risk. This workflow is implemented through collaboration with the iSOC, CISO, legal counsel, and corporate affairs stakeholders and correlates to industry standard severity levels.

In addition to the processes outlined above, we have also implemented an information security training program for employees that includes security awareness training related to cyber security risks, simulated phishing emails and regular communication to the enterprise regarding cyber security risks.

We experience cybersecurity threats and incidents from time to time. We are not aware of any material risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our business strategy, our financial condition, results of operations or cash flows, and we have not experienced a cybersecurity threat or incident that has materially affected Kroger in at least the last three years. There can be no assurance that cybersecurity threats will not have a material effect on us, including our business strategy, our financial condition, results of operations or cash flows. Please see "Item 1A. Risk Factors" for more information on our cybersecurity-related risks.

GOVERNANCE

Protection of our customers' data is a fundamental priority for our Board and management team. Our risk management team is integrated into our CIS function and is led by our CDO and CISO. The risk management team reports to the CISO and has combined experience in information security, governance, and compliance, including domains such as engineering, architecture, cybersecurity, and privacy. This team is responsible for defining the program, cybersecurity governance, and gathering insights related to assessing, identifying, and managing cybersecurity threat risks, their severity, and mitigations.

Kroger's CDO reports to the CEO and leads technology and digital capabilities for the Kroger Co., including the overall cybersecurity strategy. Kroger's CDO has over 20 years of both leading and transforming technology, digital growth, and e-commerce in the retail and food industry. He graduated with a master's degree in business administration and management from Ecole Supérieure de Commerce de Chambéry, Rhône-Alpes, France. Kroger's interim CISO brings nearly 20 years of experience developing and leading security and risk programs. His experience includes governance, information security, and threat management. He graduated from Miami University with a bachelor's degree in management information systems and marketing.

The Audit Committee of Kroger's Board of Directors is charged with oversight of data privacy and cybersecurity risks. Kroger's CDO and CISO provide quarterly updates on cybersecurity risks and related mitigating actions to the Audit Committee, meet with the full Board at least annually and inform the Audit Committee immediately if a cybersecurity incident is deemed material. They report to the Audit Committee and the Board on compliance and regulatory issues, provide updates concerning continuously-evolving threats and mitigating actions, and present a NIST Cybersecurity Framework Scorecard. Additionally, the CDO and CISO discuss and present strategies to address geopolitical threats that may affect operations as well as technological changes, such as AI and quantum computing. In overseeing cybersecurity risks, the Audit Committee focuses on aggregated, thematic issues with a risk-based approach. Oversight of cybersecurity risk incorporates strategy metrics, third-party assessments, and internal audit and controls. An independent third party also regularly reports to the Audit Committee and the full Board on cybersecurity, and outside counsel advises the Board on best practices for cybersecurity oversight by the Board, and the evolution of that oversight over time. Management also reports on strategic key risk indicators, ongoing initiatives, and significant incidents and their effect.

ITEM 2.   PROPERTIES.

As of February 1, 2025, we operated approximately 2,800 owned or leased supermarkets, distribution warehouses, customer fulfillment centers and food production plants through divisions, subsidiaries or affiliates. These facilities are located throughout the United States. We generally own store equipment, fixtures and leasehold improvements, as well as processing and food production equipment. The total cost of our owned assets and finance leases at February 1, 2025, was $60.1 billion while the accumulated depreciation was $34.4 billion.

We lease certain store real estate, warehouses, distribution centers, office space and equipment. We operate in leased facilities in approximately half of our store locations. Lease terms generally range from 10 to 20 years with options to renew for varying terms at our sole discretion. Certain leases also include options to purchase the leased property. Leases with an initial term of 12 months or less are not recorded on the balance sheet. Certain leases include escalation clauses or payment of executory costs such as property taxes, utilities or insurance and maintenance. Rent expense for leases with escalation clauses or other lease concessions are accounted for on a straight-line basis over the lease term. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants. Certain properties or portions thereof are subleased to others for periods generally ranging from one to 20 years. For additional information on lease obligations, see Note 9 to the Consolidated Financial Statements.

ITEM 3.   **LEGAL PROCEEDINGS.**

Incorporated by reference herein is information regarding certain legal proceedings in which we are involved as set forth under "Litigation" contained in Note 12 – "Commitments and Contingencies" in the notes to the Consolidated Financial Statements in Item 8 of Part II of this Annual Report.

ITEM 4.   **MINE SAFETY DISCLOSURES.**

Not applicable.


PART II


ITEM 5.   **MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.**

Our common stock is listed on the New York Stock Exchange under the symbol "KR." As of March 26, 2025, there were 26,750 shareholders of record.

During 2024, we paid two quarterly cash dividends of $0.29 per share and two quarterly cash dividends of $0.32 per share. During 2023, we paid two quarterly cash dividends of $0.26 per share and two quarterly cash dividends of $0.29 per share. On March 1, 2025, we paid a quarterly cash dividend of $0.32 per share. On March 13, 2025, we announced that our Board of Directors declared a quarterly cash dividend of $0.32 per share, payable on June 1, 2025, to shareholders of record at the close of business on May 15, 2025. We currently expect to continue to pay comparable cash dividends on a quarterly basis, that will increase over time, depending on our earnings and other factors, including approval by our Board.

For information on securities authorized for issuance under our existing equity compensation plans, see Item 12 under the heading "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters."

PERFORMANCE GRAPH

Set forth below is a line graph comparing the five-year cumulative total shareholder return on our common shares, based on the market price of the common shares and assuming reinvestment of dividends, with the cumulative total return of companies in the Standard & Poor's 500 Stock Index and a peer group composed of food and drug companies.



Company Name/Index	Base Period 2019	INDEXED RETURNS Years Ending				
		2020	2021	2022	2023	2024
The Kroger Co.	100	131.19	168.66	178.23	186.91	255.56
S&P 500 Index	100	117.25	141.87	132.47	164.06	202.59
Peer Group	100	123.01	145.25	140.77	164.01	238.01

Kroger's fiscal year ends on the Saturday closest to January 31.

Data supplied by Standard & Poor's.

The foregoing Performance Graph will not be deemed incorporated by reference into any other filing, absent an express reference thereto.

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* Total assumes $100 invested on February 1, 2020, in The Kroger Co., S&P 500 Index, and the Peer Group, with reinvestment of dividends.

** The Peer Group consists of Albertsons Companies, Inc. (included from June 26, 2020 when it began trading), Costco Wholesale Corporation, CVS Health Corporation, Koninklijke Ahold Delhaize N.V., Target Corp., Walgreens Boots Alliance Inc. and Walmart Inc.

The following table presents information on our purchases of our common shares during the fourth quarter of 2024:

ISSUER PURCHASES OF EQUITY SECURITIES

Period[1]	Total Number of Shares Purchased[2]		Average Price Paid Per Share[2]		Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs[3]		Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs[4][5] (in millions)	
First period - four weeks								
November 10, 2024 to December 7, 2024	121,067	$	59.49		113,600	$		1,000
Second period - four weeks								
December 8, 2024 to January 4, 2025	65,963,661	$	61.54		65,958,149	$		2,500
Third period - four weeks								
January 5, 2025 to February 1, 2025	50,941	$	59.47		50,941	$		2,500
Total	66,135,669	$	61.54		66,122,690	$		2,500

(1) The reported periods conform to our fiscal calendar composed of thirteen 28-day periods. The fourth quarter of 2024 contained three 28-day periods.

(2) Includes (i) shares repurchased under the December 2024 Repurchase Program described below in (4), (ii) shares repurchased under a program announced on December 6, 1999 to repurchase common shares to reduce dilution resulting from our employee stock option and long-term incentive plans, under which repurchases are limited to proceeds received from exercises of stock options and the tax benefits associated therewith ("1999 Repurchase Program") and (iii) 12,979 shares that were surrendered to Kroger by participants under our long-term incentive plans to pay for taxes on restricted stock awards.

(3) Represents shares repurchased under the December 2024 Repurchase Program and the 1999 Repurchase Program.

(4) On September 9, 2022, our Board of Directors approved a $1.0 billion share repurchase program to reacquire shares via open market purchase or privately negotiated transactions, block trades, or pursuant to trades intending to comply with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the "September 2022 Repurchase Program"). On December 11, 2024, our Board of Directors approved a $7.5 billion share repurchase program to reacquire shares via open market purchase or privately negotiated transactions, including accelerated stock repurchase ("ASR") transactions, block trades, or pursuant to trades intending to comply with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the "December 2024 Repurchase Program"). The December 2024 Repurchase Program authorization replaced the existing September 2022 Repurchase Program. For information about our ASR agreements, see Note 13 to the Consolidated Financial Statements. The amounts shown in this column reflect the amount remaining under the September 2022 Repurchase Program and the December 2024 Repurchase Program as of the specified period end dates. Amounts available under the 1999 Repurchase Program are dependent upon option exercise activity. The authority remaining under the December 2024 Repurchase Program and the 1999 Repurchase Program do not have an expiration date but may be suspended or terminated by our Board of Directors at any time.

(5) Reflects the reduction of the unsettled accelerated share repurchases of $1.0 billion and excludes excise tax on share repurchases in excess of issuances.

ITEM 6. RESERVED.

Not applicable.

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion and analysis of financial condition and results of operations of The Kroger Co. should be read in conjunction with the "Forward-looking Statements" section set forth in Part I and the "Risk Factors" section set forth in Item 1A of Part I. MD&A is provided as a supplement to, and should be read in conjunction with, our Consolidated Financial Statements and the accompanying notes thereto contained in Item 8 of this report, as well as Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Form 10-K for the year ended February 3, 2024, which provides additional information on comparisons of fiscal years 2023 and 2022.

OUR VALUE CREATION MODEL – DELIVERING CONSISTENT AND ATTRACTIVE TOTAL SHAREHOLDER RETURN

Kroger's proven value creation model is allowing us to deliver today and invest for the future. The foundation of our value creation model is our omnichannel retail business, including fuel and health and wellness. By executing on our go-to-market strategy built on the four pillars of Fresh, *Our Brands*, Personalization and Seamless, we are creating a shopping experience that builds loyalty and grows sales. Our retail business generates traffic and data which accelerates growth in our high operating margin alternative profit businesses, like Kroger Precision Marketing. In turn, the value generated from these businesses enables us to reinvest back into our retail business.

We are focused on enhancing our pillars and delivering an exceptional customer experience to accelerate this flywheel effect. By expanding our store network and improving our digital capabilities, we expect to grow households and increase sales. Our model provides more ways than ever to generate net earnings growth.

This will be achieved by:

- Growing identical sales without fuel. Our plan involves maximizing growth opportunities in our retail business and is supported by continued strategic investments in our associates, greater value for our customers and our seamless ecosystem to ensure we deliver a full, fresh and friendly experience for every customer, every time. In an effort to serve more households, we will invest in major storing projects that allow us to increase both in-store and online sales. As more and more customers incorporate ecommerce into their permanent routines, we expect digital sales to grow at a double-digit rate – a faster pace than other food at home sales – over time; and

- Expanding operating margin through long-term initiatives in gross margin, growing alternative profit businesses, and productivity and cost savings initiatives that are focused on simplifying processes and utilizing technology to enhance the associate experience without affecting the customer experience. Together, these will enable us to improve operating margin, while balancing strategic price investments for customers and wage and benefit investments for associates.

We expect to continue to generate strong free cash flow and are committed to being disciplined with capital deployment in support of our value creation model and stated capital allocation priorities. Our first priority is to invest in the business through attractive high return opportunities that drive long-term sustainable net earnings growth. We are committed to maintaining our current investment grade debt rating and our net total debt to adjusted EBITDA ratio target range of 2.30 to 2.50. We also expect to continue to grow our dividend over time and return excess cash to shareholders via stock repurchases, subject to Board approval. During the fourth quarter of 2024, following the termination of the merger with Albertsons, as discussed in Note 18 to the Consolidated Financial Statements, we resumed our share repurchase program after a more than two-year pause to return excess capital to our shareholders.

We expect our value creation model will result in total shareholder return within our target range of 8% to 11% over time.

2024 EXECUTIVE SUMMARY

We achieved solid results in 2024 led by our pharmacy and digital performance, which demonstrates the strength and diversity of our value creation model. We helped customers save in multiple ways through fresh affordable products and promotions including loyalty discounts, personalized offers, fuel rewards and *Our Brands* products. By delivering a differentiated customer experience through our focus areas of Fresh, *Our Brands*, Personalization and Seamless, our go-to-market strategy positioned us well to meet our customers' needs, growing households and enhancing loyalty, growing sales and generating traffic, which in turn accelerated growth opportunities in our alternative profit businesses and drove greater efficiency.

We will continue to improve our customer experience and increase our investments in major storing projects to drive traffic and increase volumes because they power our value creation model and are critical to our long-term success. We also remain focused on associate retention by investing in our associates, through enhanced wages and benefits and improved training and career development opportunities. In 2024, we increased associate wages resulting in an average hourly rate of more than $19, and a rate of more than $25 with comprehensive benefits factored in, which is a 38% increase in rate in the last seven years. This positions us well to generate attractive and sustainable returns for shareholders.

The following table provides highlights of our financial performance:

Financial Performance Data
($ in millions, except per share amounts)

	February 1, 2025		Percentage Change	February 3, 2024	
Sales[1]	$	147,123	(1.9)%	$	150,039
Sales without fuel and the Extra Week[1]	$	132,150	0.9 %	$	130,988
Identical sales excluding fuel		1.5 %	N/A		0.9 %
FIFO gross margin rate, excluding rent, depreciation and amortization, fuel and the Extra Week, bps increase[1]		0.32	N/A		0.18
OG&A rate, excluding fuel, Adjusted Items and the Extra Week, bps increase[1]		0.31	N/A		0.21
Operating profit[1]	$	3,849	24.3 %	$	3,096
Adjusted FIFO operating profit excluding the Extra Week[1]	$	4,674	(2.6)%	$	4,799
Net earnings attributable to The Kroger Co.	$	2,665	23.2 %	$	2,164
Adjusted net earnings attributable to The Kroger Co. excluding the Extra Week	$	3,246	(2.7)%	$	3,335
Net earnings attributable to The Kroger Co. per diluted common share	$	3.67	24.0 %	$	2.96
Adjusted net earnings attributable to The Kroger Co. per diluted common share excluding the Extra Week	$	4.47	(2.0)%	$	4.56
Dividends paid	$	883	10.9 %	$	796
Dividends paid per common share	$	1.22	10.9 %	$	1.10
Share repurchases[2]	$	4,194	N/A	$	62
Increase (decrease) in total debt, including obligations under finance leases compared to prior fiscal year end[3]	$	5,679	N/A	$	(1,152)

(1) Total sales in 2024 includes $2,021 of Kroger Specialty Pharmacy sales. Total sales in 2023 includes $3,193 of Kroger Specialty Pharmacy sales. In 2024, the sale of Kroger Specialty Pharmacy had a positive effect on the FIFO gross margin rate, excluding rent, depreciation and amortization, fuel and the Extra Week and a negative effect on the OG&A rate, excluding fuel, the Extra Week and the 2024 and 2023 Adjusted Items, as defined below. It had no material effect on operating profit.

(2) The $4,194 share repurchases included 68.4 million Kroger common shares, at an average price of $61.31 per share, which includes excise tax related to the shares repurchased. See Note 13 to the Consolidated Financial Statements.

(3) The increase of $5,679 in total debt was primarily due to issuing $10,500 of senior notes to pay a portion of the cash consideration for the proposed merger with Albertsons and for general corporate purposes offset by the mandatory redemption of $4,700 of senior notes following the termination of the merger. After the termination of the proposed merger, these funds were primarily used to fund the $5,000 ASR program to be completed under our December 2024 Repurchase Program. For additional information about the senior notes and ASR program, see Note 5, Note 13 and Note 18 to the Consolidated Financial Statements.

OVERVIEW

Notable items for 2024 are:

Shareholder Return

- Achieved net earnings attributable to The Kroger Co. per diluted common share of $3.67, which represents a 24% increase compared to 2023.

- Achieved adjusted net earnings attributable to The Kroger Co. per diluted common share of $4.47, which represents a 2% decrease compared to 2023, excluding the 53rd week in 2023 (the "Extra Week").

- Achieved operating profit of $3.8 billion, which represents a 24% increase compared to 2023.

- Achieved adjusted FIFO operating profit of $4.7 billion, which represents a 3% decrease compared to 2023, excluding the Extra Week.

- Generated cash flows from operations of $5.8 billion, which represents a 15% decrease compared to 2023.

- Returned $5.1 billion to shareholders from share repurchases and dividend payments, which included the total cost of the initial delivery of approximately 65.6 million shares repurchased as part of the $5.0 billion ASR program.

Other Financial Results

- Identical sales, excluding fuel, increased 1.5% in 2024, compared to 2023, primarily due to increases in total and loyal households shopping with us, increased Health and Wellness sales and digital sales, partially offset by a reduction in the number of items in basket.

- Digital sales grew to more than $13.0 billion in annual sales. Digital sales include products ordered online and picked up at our stores and our Delivery and Ship solutions. Our Delivery solutions include orders delivered to customers from retail store locations, customer fulfillment centers and orders placed through third-party platforms. Our Ship solutions primarily include online orders placed through our owned platforms that are dispatched using mail service or third-party platforms. Digital sales growth was led by the strength of our Delivery solutions. Delivery solutions, which grew by 18% in 2024, excluding the Extra Week in 2023, were driven by the growth in demand across our Kroger Delivery network.

- Alternative profit streams contributed $1.35 billion of operating profit in 2024, driven by a 17% increase in third-party media revenue, excluding the Extra Week in 2023.

Significant Events

- On December 19, 2024, we entered into ASR agreements with two financial institutions to reacquire, in aggregate, $5.0 billion in shares of Kroger common stock. The ASR agreements will be completed under our $7.5 billion share repurchase authorization. During 2024, we funded $5.0 billion and received a $4.0 billion initial delivery of approximately 65.6 million Kroger common shares at an average price of $61.54 per share, which includes excise taxes related to the share repurchases. The total numbers of shares purchased by us pursuant to the ASR agreements will be based on the average of the volume-weighted average prices of Kroger common shares on specified dates during the term of each ASR agreement, less a discount, and subject to adjustments pursuant to the terms and conditions of the ASR agreements. Final settlement under the ASR agreements is expected to occur no later than the third fiscal quarter of our Fiscal 2025.

- On December 11, 2024, we delivered a notice (the "Termination Notice") to Albertsons, terminating the merger agreement (the "Merger Agreement") we entered into with Albertsons on October 13, 2022. The Termination Notice further notified Albertsons that a prior termination letter sent by Albertsons to us, dated December 10, 2024, is not an effective termination. In connection with the Termination Notice, we notified Albertsons that we have no obligation to pay the Parent Termination Fee (as defined in the Merger Agreement) because Albertsons has failed to perform and comply in all material respects with its covenants under the Merger Agreement. For additional information about the termination of the Merger Agreement, see Note 18 to the Consolidated Financial Statements.

- On October 4, 2024, we completed the sale of our Kroger Specialty Pharmacy business to Elevance Health for $464 million. In 2024, we recognized a gain on sale for $79 million, $91 million net of tax, which includes the reduction to income tax expense of $31 million related to recognizing deferred tax assets for the divested entity. Kroger Specialty Pharmacy had sales of $2.0 billion in 2024 and $3.2 billion in 2023. Kroger Specialty Pharmacy was a low margin business. As a result, the sale of the business increased both our gross margin and operating, general and administrative costs as a rate of sales. It had no material effect on operating profit.

- On August 20, 2024, we issued $10.5 billion of senior notes to pay a portion of the cash consideration for the proposed merger and for general corporate purposes. In connection with the termination of the Merger Agreement, we redeemed $4.7 billion of the senior notes that included a special mandatory redemption feature on December 18, 2024. For additional information about the issuance and redemption of these senior notes, see Note 5 and Note 18 to the Consolidated Financial Statements

OUR BUSINESS

The Kroger Co. (the "Company" or "Kroger") was founded in 1883 and incorporated in 1902. Our Company is built on the foundation of our retail grocery business, which includes the added convenience of our retail pharmacies and fuel centers. Our strategy is focused on growing customer loyalty by delivering great value and convenience, and investing in four strategic pillars: Fresh, *Our Brands*, Data & Personalization and Seamless.

We also utilize the data and traffic generated by our retail business to deliver incremental value and services for our customers that generate alternative profit streams. These alternative profit streams would not exist without our core retail business.

Our revenues are predominately earned and cash is generated as consumer products are sold to customers in our stores, fuel centers and via our online platforms. We earn income predominately by selling products at price levels that produce revenues in excess of the costs we incur to make these products available to our customers. Such costs include procurement and distribution costs, facility occupancy and operational costs, and overhead expenses. Our retail operations, which represent 98% of our consolidated sales, is our only reportable segment.

Kroger is diversified across brands, product categories, channels of distribution, geographies and consumer demographics. Our combination of assets includes the following:

Stores

As of February 1, 2025, Kroger operates supermarkets under a variety of local banner names in 35 states and the District of Columbia. As of February 1, 2025, Kroger operated, either directly or through its subsidiaries, 2,731 supermarkets, of which 2,273 had pharmacies and 1,702 had fuel centers. We connect with customers through our expanding seamless ecosystem and the consistent delivery of a full, fresh, and friendly customer experience. Fuel sales are an important part of our revenue, net earnings and loyalty offering. Our fuel strategy is to include a fuel center at each of our supermarket locations when it is feasible and it is expected to be profitable.

Seamless Digital Ecosystem

We offer a convenient shopping experience for our customers regardless of how they choose to shop with us, including Pickup, Delivery and Ship. We offer Pickup and Harris Teeter ExpressLane™ — personalized, order online, pick up at the store services — at 2,412 of our supermarkets and provide Delivery, which allows us to offer digital solutions to substantially all of our customers. Our Delivery solutions include orders delivered to customers from retail store locations, customer fulfillment centers and orders placed through third-party platforms. These channels allow us to serve customers anything, anytime, and anywhere with zero compromise on selection, convenience, and price. We also provide relevant customer-facing apps and interfaces that have the features customers want that are also reliable, easy to use and deliver a seamless customer experience across our store and digital channels.

Merchandising and Manufacturing

Our Brands products play an important role in our merchandising strategy and represented over $32 billion of our sales in 2024. We own 33 food production plants, primarily bakeries and dairies, which supply approximately 31% of *Our Brands* units sold in our supermarkets; the remaining *Our Brands* items are produced to our strict specifications by outside manufacturers.

Our Data

The traffic and data generated by our retail business, including pharmacies and fuel centers, is enabling this transformation. Kroger serves approximately 63 million households annually and because of our rewards program, over 95% of customer transactions are tethered to a Kroger loyalty card. Our over 20 years of investment in data science capabilities is allowing us to utilize this data to create personalized experiences and value for our customers and is also enabling our fast-growing, high operating margin alternative profit businesses, including data analytic services and third-party media revenue. Our retail media business – Kroger Precision Marketing – provides best in class media capabilities for our consumer packaged goods partners and other industry verticals. It is a key driver of our digital profitability and alternative profit.

USE OF NON-GAAP FINANCIAL MEASURES

The accompanying Consolidated Financial Statements, including the related notes, are presented in accordance with generally accepted accounting principles ("GAAP"). We provide non-GAAP measures, including First-In, First-Out ("FIFO") gross margin, FIFO operating profit, adjusted FIFO operating profit, adjusted net earnings and adjusted net earnings per diluted share because management believes these metrics are useful to investors and analysts. These non-GAAP financial measures should not be considered as an alternative to gross margin, operating profit, net earnings and net earnings per diluted share or any other GAAP measure of performance. These measures should not be reviewed in isolation or considered as a substitute for our financial results as reported in accordance with GAAP.

We calculate FIFO gross margin as FIFO gross profit divided by sales. FIFO gross profit is calculated as sales less merchandise costs, including advertising, warehousing and transportation expenses, but excluding the Last-In, First-Out ("LIFO") charge, rent and depreciation and amortization. FIFO gross margin is an important measure used by management, and management believes FIFO gross margin is a useful metric to investors and analysts because it measures the merchandising and operational effectiveness of our go-to-market strategy.

We calculate FIFO operating profit as operating profit excluding the LIFO charge. FIFO operating profit is an important measure used by management, and management believes FIFO operating profit is a useful metric to investors and analysts because it measures the operational effectiveness of our financial model.

The adjusted net earnings, adjusted net earnings per diluted share and adjusted FIFO operating profit metrics are important measures used by management to compare the performance of core operating results between periods. We believe adjusted net earnings, adjusted net earnings per diluted share and adjusted FIFO operating profit are useful metrics to investors and analysts because they present more accurate year-over-year comparisons of our net earnings, net earnings per diluted share and FIFO operating profit because adjusted items are not the result of our normal operations. Net earnings for 2024 include the following, which we define as the "2024 Adjusted Items:"

- Charges to operating, general and administrative expenses ("OG&A") of $32 million, $24 million net of tax, for severance charge and related benefits, $30 million, $23 million net of tax, for impairment of intangible assets, $25 million, $19 million net of tax, for property losses, $684 million, $489 million net of tax, for merger-related costs, net of a credit to OG&A of $27 million, $21 million net of tax, for opioid settlement charges (the "2024 OG&A Adjusted Items").

- A loss in other income (expense) of $148 million, $112 million net of tax, for the unrealized loss on investments, a charge to other income (expense) of $34 million, $26 million net of tax, for merger-related net interest expense and a gain in other income (expense) of $79 million, $60 million net of tax, on the sale of Kroger Specialty Pharmacy (the "2024 Other Income (Expense) Adjusted Items").

- A reduction to income tax expense of $31 million from recognizing deferred tax assets related to the sale of our Kroger Specialty Pharmacy business (the "2024 Income Tax Expense Adjusted Item").

Net earnings for 2023 include $179 million, $144 million net of tax, due to the Extra Week. In addition, net earnings for 2023 include the following, which we define as the "2023 Adjusted Items:"

- Charges to OG&A of $316 million, $268 million net of tax, for merger related costs and $1.5 billion, $1.2 billion net of tax, for opioid settlement charges (the "2023 OG&A Adjusted Items").

- A gain in other income (expense) of $151 million, $116 million net of tax, for the unrealized gain on investments (the "2023 Other Income (Expense) Adjusted Item").

Net earnings for 2022 include the following, which we define as the "2022 Adjusted Items:"

- Charges to OG&A of $25 million, $19 million net of tax, for obligations related to withdrawal liabilities for certain multi-employer pension funds, $20 million, $15 million net of tax, for the revaluation of Home Chef contingent consideration, $44 million, $34 million net of tax, for merger related costs, $85 million, $67 million net of tax, for opioid settlement charges and $164 million for goodwill and fixed asset impairment charges related to Vitacost.com (the "2022 OG&A Adjusted Items").

- Losses in other income (expense) of $728 million, $561 million net of tax, for the unrealized loss on investments (the "2022 Other Income (Expense) Adjusted Item").

The table below provides a reconciliation of net earnings attributable to The Kroger Co. to adjusted net earnings attributable to The Kroger Co. and a reconciliation of net earnings attributable to The Kroger Co. per diluted common share to adjusted net earnings attributable to The Kroger Co. per diluted common share excluding the 2024, 2023 and 2022 Adjusted Items:

Net Earnings per Diluted Share excluding the Adjusted Items
($ in millions, except per share amounts)

	2024	2023	2022
Net earnings attributable to The Kroger Co.	$ 2,665	$ 2,164	$ 2,244
(Income) expense adjustments			
Adjustment for pension plan withdrawal liabilities[1][2]	—	—	19
Adjustment for loss (gain) on investments[1][3]	112	(116)	561
Adjustment for Home Chef contingent consideration[1][4]	—	—	15
Adjustment for severance charge and related benefits[1][5]	24	—	—
Adjustment for impairment of intangible assets[1][6]	23	—	—
Adjustment for property losses[1][7]	19	—	—
Adjustment for merger-related costs[1][8]	489	268	34
Adjustment for merger-related net interest expense[1][9]	26	—	—
Adjustment for opioid settlement charges[1][10]	(21)	1,163	67
Adjustment for goodwill and fixed asset impairment charges related to Vitacost.com[1][11]	—	—	164
Adjustment for gain on sale of Kroger Specialty Pharmacy[1][12]	(60)	—	—
Adjustment for income tax expense on sale of Kroger Specialty Pharmacy	(31)	—	—
Total Adjusted Items	581	1,315	860
Net earnings attributable to The Kroger Co. excluding the Adjusted Items	$ 3,246	$ 3,479	$ 3,104
Extra Week adjustment[1][13]	—	(144)	—
Net earnings attributable to The Kroger Co. excluding the Adjusted Items and the Extra Week adjustment	$ 3,246	$ 3,335	$ 3,104
Net earnings attributable to The Kroger Co. per diluted common share	$ 3.67	$ 2.96	$ 3.06
(Income) expense adjustments			
Adjustment for pension plan withdrawal liabilities[14]	—	—	0.03
Adjustment for loss (gain) on investments[14]	0.15	(0.17)	0.76
Adjustment for Home Chef contingent consideration[14]	—	—	0.02
Adjustment for severance charge and related benefits[14]	0.03	—	—
Adjustment for impairment of intangible assets[14]	0.03	—	—
Adjustment for property losses[14]	0.03	—	—
Adjustment for merger-related costs[14]	0.67	0.37	0.05
Adjustment for merger-related net interest expense[14]	0.04	—	—
Adjustment for opioid settlement charges[14]	(0.03)	1.60	0.09
Adjustment for goodwill and fixed asset impairment charges related to Vitacost.com[14]	—	—	0.22
Adjustment for gain on sale of Kroger Specialty Pharmacy[14]	(0.08)	—	—
Adjustment for income tax expense on sale of Kroger Specialty Pharmacy[14]	(0.04)	—	—
Total Adjusted Items	0.80	1.80	1.17
Net earnings attributable to The Kroger Co. per diluted common share excluding the Adjusted Items	$ 4.47	$ 4.76	$ 4.23
Extra Week adjustment[14]	—	(0.20)	—
Net earnings attributable to The Kroger Co. per diluted common share excluding the Adjusted Items and the Extra Week adjustment	$ 4.47	$ 4.56	$ 4.23
Average numbers of common shares used in diluted calculation	720	725	727

Net Earnings per Diluted Share excluding the Adjusted Items (continued)

($ in millions, except per share amounts)

(1) The amounts presented represent the after-tax effect of each adjustment, which was calculated using discrete tax rates.
(2) The pre-tax adjustment for pension plan withdrawal liabilities was $25.
(3) The pre-tax adjustments for loss (gain) on investments were $148 in 2024, $(151) in 2023 and $728 in 2022.
(4) The pre-tax adjustment for Home Chef contingent consideration was $20.
(5) The pre-tax adjustment for severance charge and related benefits was $32.
(6) The pre-tax adjustment for impairment of intangible assets was $30.
(7) The pre-tax adjustment for property losses was $25.
(8) The pre-tax adjustments for merger related costs were $684 in 2024, $316 in 2023 and $44 in 2022. Merger related costs primarily include third-party professional fees and credit facility fees associated with the terminated merger with Albertsons.
(9) The pre-tax adjustment for merger-related net interest expense was $34.
(10) The pre-tax adjustments for opioid settlement charges were $(27) in 2024, $1,475 in 2023 and $85 in 2022.
(11) The pre-tax and after-tax adjustments for goodwill and fixed asset impairment charges related to Vitacost.com was $164.
(12) The pre-tax adjustment for gain on sale of Kroger Specialty Pharmacy was $(79).
(13) The pre-tax Extra Week adjustment was $(179).
(14) The amount presented represents the net earnings (loss) per diluted common share effect of each adjustment.

Key Performance Indicators

We evaluate our results of operations and cash flows using a variety of key performance indicators, such as sales, identical sales, excluding fuel, FIFO gross margin, adjusted FIFO operating profit, adjusted net earnings, adjusted net earnings per diluted share and return on invested capital. We use these financial metrics and related computations to evaluate our operational effectiveness and our results of operations from period to period and to plan for near and long-term operating and strategic decisions. These key performance indicators should not be reviewed in isolation or considered as a substitute for our financial results as reported in accordance with GAAP. These measures, which are described in more detail in this Annual Report on Form 10-K, may not be comparable to similarly-titled performance indicators used by other companies.

RESULTS OF OPERATIONS

Sales

Total Sales
($ in millions)

	2024	Percentage Change[1]	2023[6]	2023 Adjusted[2][6]	Percentage Change[3]	2022[6]
Total sales to retail customers without fuel[4]	$ 130,859	0.8 %	$ 132,175	$ 129,759	0.9 %	$ 128,559
Supermarket fuel sales	14,973	(8.4)%	16,621	16,340	(12.3)%	18,632
Other sales[5]	1,291	5.0 %	1,243	1,229	15.2 %	1,067
Total sales	$ 147,123	(0.1)%	$ 150,039	$ 147,328	(0.6)%	$ 148,258

(1) This column represents the percentage change in 2024 compared to 2023 adjusted sales, which removes the Extra Week.
(2) The 2023 adjusted column represents the items presented in the 2023 column adjusted to remove the Extra Week.
(3) This column represents the percentage change in 2023 adjusted sales compared to 2022.
(4) Digital sales are included in the "Total sales to retail customers without fuel" line above. Digital sales include products ordered online and picked up at our stores and our Delivery and Ship solutions. Our Delivery solutions include orders delivered to customers from retail store locations, customer fulfillment centers and orders placed through third-party platforms. Our Ship solutions primarily include online orders placed through our owned platforms that are dispatched using mail service or third-party courier. Digital sales increased approximately 11% in 2024 and 12% in 2023, excluding the Extra Week in 2023, and increased approximately 4% in 2022. Digital sales growth for 2024, 2023 and 2022 was led by strength in our Delivery solutions, which grew by 18% in 2024 and 25% in 2023, excluding the Extra Week in 2023, and 25% in 2022. Delivery solutions growth was driven by the growth in demand across our Kroger Delivery network.
(5) Other sales primarily relate to external sales at food production plants, third-party media revenue and data analytic services. The increase in 2024, compared to 2023, is primarily due to an increase in external sales at food production plants and in third-party media revenue. The increase in 2023, compared to 2022, is primarily due to an increase in data analytic services and third-party media revenue.
(6) 2023, 2023 adjusted and 2022 sales by category amounts have been reclassified to conform to the 2024 presentation.

Total sales decreased in 2024, compared to total 2023 adjusted sales, by 0.1%. Total 2023 adjusted sales represent total sales for 2023 excluding the Extra Week. The decrease was primarily due to a decrease in supermarket fuel sales and the sale of Kroger Specialty Pharmacy, partially offset by an increase in total sales to retail customers without fuel. Total supermarket fuel sales decreased 8.4%, compared to 2023 adjusted supermarket fuel sales, primarily due to a decrease in the average retail fuel price of 5.9% and a decrease in fuel gallons sold of 2.6%. The decrease in the average retail fuel price was caused by a decrease in the product cost of fuel. Total sales, excluding fuel and Kroger Specialty Pharmacy, adjusted for the Extra Week, increased 1.8% in 2024, compared to 2023, which was primarily due to our identical sales increase, excluding fuel, of 1.5%. Identical sales, excluding fuel, for 2024, compared to 2023, increased primarily due to increases in total and loyal households shopping with us, increased Health and Wellness sales and digital sales, partially offset by a reduction in the number of items in basket.

Total 2023 adjusted sales decreased in 2023, compared to 2022, by 0.6%. The decrease was primarily due to the decrease in supermarket fuel sales, partially offset by the increase in total sales to retail customers without fuel. Total sales, excluding fuel, adjusted for the Extra Week, increased 1.1% in 2023, compared to 2022, which was primarily due to our identical sales increase, excluding fuel, of 0.9%. Identical sales, excluding fuel, in 2023, compared to 2022, increased primarily due to an increase in the number of loyal households shopping with us and an increase in basket value due to retail inflation, partially offset by a reduction in the number of items in basket and the termination of our agreement with Express Scripts effective December 31, 2022. Identical sales, excluding fuel, would have grown 2.3% in 2023 if not for the approximately $1.8 billion reduction in pharmacy sales from the termination of our agreement with Express Scripts effective December 31, 2022. Total adjusted fuel sales decreased 12.3% in 2023, compared to 2022, primarily due to a decrease in the average retail fuel price of 11.1% and a decrease in fuel gallons sold of 1.5%. The decrease in the average retail fuel price was caused by a decrease in the product cost of fuel.

We calculate identical sales, excluding fuel, as sales to retail customers, including sales from all departments at identical supermarket locations, Kroger Specialty Pharmacy business and Delivery and Ship solutions. We define a supermarket as identical when it has been in operation without expansion or relocation for five full quarters. We define Kroger Specialty Pharmacy business as identical when physical locations have been in operation continuously for five full quarters; discontinued patient therapies are excluded from the identical sales calculation starting in the quarter of transfer or termination. Starting in the first quarter of 2024, Kroger Specialty Pharmacy businesses were not included in identical sales due to being classified as held for sale, while they were included in identical sales in fiscal year 2023. We completed the sale of the Kroger Specialty Pharmacy business during the third quarter of 2024. We include sales from Kroger Delivery from customer fulfillment centers in the identical sales calculation if the delivery occurs in an existing Kroger supermarket geography or when the location has been in operation for five full quarters. Although identical sales is a relatively standard term, numerous methods exist for calculating identical sales growth. As a result, the method used by our management to calculate identical sales may differ from methods other companies use to calculate identical sales. It is important to understand the methods used by other companies to calculate identical sales before comparing our identical sales to those of other such companies. Our identical sales results, excluding fuel, are summarized in the following table. We used the identical sales, excluding fuel, dollar figures presented below to calculate percentage changes for 2024 and 2023.

Identical Sales
($ in millions)

	2024[1]	2023[2]
Excluding fuel	$ 128,297	$ 126,378
Excluding fuel	1.5 %	0.9 %

(1) Identical sales, excluding fuel, for 2024 were calculated on a 52-week basis by excluding week 1 of fiscal 2023 in our 2023 identical sales base.

(2) Identical sales, excluding fuel, for 2023 were calculated on a 53-week basis by including week 1 of fiscal year 2023 in our 2022 identical sales base.

Gross Margin, LIFO and FIFO Gross Margin

Our gross margin rates, as a percentage of sales, were 22.26% in 2024 and 21.83% in 2023. This increase resulted primarily from the sale of our Kroger Specialty Pharmacy business, which has a lower gross margin rate, strong *Our Brands* performance, lower shrink and decreased fuel sales, which has a lower gross margin rate, partially offset by lower pharmacy margins.

The following table provides the calculation of gross profit and gross margin in accordance with GAAP:

Gross Margin
($ in millions, except percentages)

	2024	2023
Sales	$ 147,123	$ 150,039
Merchandise costs, including advertising, warehousing and transportation and LIFO charge, excluding rent and depreciation and amortization	113,720	116,675
Rent	66	68
Depreciation and amortization	589	541
Gross profit	$ 32,748	$ 32,755
Gross margin	22.26 %	21.83 %

Our LIFO charge was $95 million in 2024 and $113 million in 2023. The decrease in our LIFO charge was attributable to lower product cost inflation for 2024 compared to 2023.

We define FIFO gross margin as FIFO gross profit divided by sales. FIFO gross profit is calculated as sales less merchandise costs, including advertising, warehousing and transportation expenses, but excluding the LIFO charge, rent and depreciation and amortization.

Our fuel sales lower our FIFO gross margin rate due to the very low FIFO gross margin rate, as a percentage of sales, of fuel sales compared to non-fuel sales. Excluding the effect of fuel and the Extra Week, our FIFO gross margin rate increased 32 basis points in 2024, compared to 2023. This increase resulted primarily from the sale of our Kroger Specialty Pharmacy business, which has a lower gross margin rate, strong *Our Brands* performance and lower shrink, partially offset by lower pharmacy margins. Excluding the effect of fuel, the Extra Week and Kroger Specialty Pharmacy, our FIFO gross margin rate increased 14 basis points in 2024, compared to 2023.

Operating, General and Administrative Expenses

OG&A expenses consist primarily of employee-related costs such as wages, healthcare benefit costs, retirement plan costs, utilities, and credit card fees. Rent expense, depreciation and amortization expense, and interest expense are not included in OG&A.

OG&A expenses, as a percentage of sales, were 17.29% in 2024 and 17.50% in 2023. The decrease in 2024, compared to 2023, resulted primarily from the 2023 OG&A Adjusted Items and continued execution of broad-based cost savings initiatives that drive administrative efficiencies, including store productivity, partially offset by the effect of decreased fuel sales, which increases our OG&A rate, as a percentage of sales, the sale of our Kroger Specialty Pharmacy business, which has a lower OG&A rate to sales, increased incentive plan costs, an increase in costs due to the severity of general liability claims, planned investment in associates and the 2024 OG&A Adjusted Items.

Our fuel sales lower our OG&A rate, as a percentage of sales, due to the very low OG&A rate, as a percentage of sales, of fuel sales compared to non-fuel sales. Excluding the effect of fuel, the Extra Week, the 2024 OG&A Adjusted Items and the 2023 OG&A Adjusted Items, our OG&A rate increased 31 basis points in 2024, compared to 2023. This increase resulted primarily from the sale of our Kroger Specialty Pharmacy business, which has a lower OG&A rate to sales, increased incentive plan costs, an increase in costs due to the severity of general liability claims and planned investments in associates, partially offset by the broad-based improvement from cost savings initiatives that drive administrative efficiencies, including store productivity. Excluding the effect of fuel, the Extra Week, Kroger Specialty Pharmacy, the 2024 OG&A Adjusted Items and the 2023 OG&A Adjusted Items, our OG&A rate increased 19 basis points in 2024, compared to 2023.

Rent Expense

Rent expense remained relatively consistent, as a percentage of sales, for 2024 compared to 2023.

Depreciation and Amortization Expense

Depreciation and amortization expense increased, as a percentage of sales, in 2024, compared to 2023, primarily due to the Extra Week, additional depreciation associated with higher capital investments during 2024 and a decrease in the average useful life on these capital investments.

Operating Profit and FIFO Operating Profit

Operating profit was $3.8 billion, or 2.62% of sales, for 2024, compared to $3.1 billion, or 2.06% of sales, for 2023. Operating profit, as a percentage of sales, increased 56 basis points in 2024, compared to 2023, due to decreased OG&A expenses, as a percentage of sales and a higher FIFO gross margin rate, partially offset by increased depreciation and amortization expenses, as a percentage of sales, a decrease in fuel operating profit and the Extra Week.

FIFO operating profit was $3.9 billion, or 2.68% of sales, for 2024, compared to $3.2 billion, or 2.14% of sales, for 2023. FIFO operating profit, as a percentage of sales, excluding the 2024 and 2023 Adjusted Items and the Extra Week, decreased 8 basis points in 2024, compared to 2023, due to increased OG&A and depreciation and amortization expenses, as a percentage of sales, and a decrease in fuel operating profit, partially offset by a higher FIFO gross margin rate.

Specific factors contributing to the trends driving operating profit and FIFO operating profit identified above are discussed earlier in this section.

The following table provides a reconciliation of operating profit to FIFO operating profit, and to Adjusted FIFO operating profit, excluding the 2024 and 2023 Adjusted Items:

Operating Profit excluding the Adjusted Items
($ in millions)

	2024	2023
Operating profit	$ 3,849	$ 3,096
LIFO charge	95	113
FIFO Operating profit	3,944	3,209
Adjustment for merger related costs[1]	684	316
Adjustment for opioid settlement charges	(27)	1,475
Adjustment for severance charge and related benefits	32	—
Adjustment for impairment of intangible assets	30	—
Adjustment for property losses	25	—
Other	(14)	(14)
2024 and 2023 Adjusted items	730	1,777
Adjusted FIFO operating profit excluding the adjusted items above	$ 4,674	$ 4,986
Extra Week adjustment	—	(187)
Adjusted FIFO operating profit excluding the adjusted items above and the Extra Week	$ 4,674	$ 4,799

(1) Merger related costs primarily include third-party professional fees and credit facility fees associated with the terminated merger with Albertsons.

Net Interest Expense

Net interest expense totaled $450 million in 2024 and $441 million in 2023. Net interest expense increased in 2024, compared to 2023, primarily due to increased average total outstanding debt throughout 2024, compared to 2023, from the net proceeds of the senior notes issuance and the $34 million for merger-related net interest expense, partially offset by increased interest income earned on our cash and temporary cash investments due to increased balances of cash and temporary cash investments in 2024, compared to 2023.

Income Taxes

Our effective income tax rate was 20.0% in 2024 and 23.5% in 2023. The 2024 tax rate differed from the federal statutory rate due to a tax benefit from recognizing deferred tax assets related to the sale of Kroger Specialty Pharmacy, the benefit from share-based payments and the utilization of tax credits, partially offset by the effect of state income taxes. The 2023 tax rate differed from the federal statutory rate due to the effect of state income taxes and the nondeductible portion of opioid settlement charges, partially offset by the benefit from share-based payments and the utilization of tax credits.

Net Earnings and Net Earnings Per Diluted Share

Our net earnings are based on the factors discussed in the Results of Operations section.

Net earnings of $3.67 per diluted share for 2024 represented an increase of 24.0% compared to net earnings of $2.96 per diluted share for 2023. Excluding the 2024 and 2023 Adjusted Items and the Extra Week, adjusted net earnings of $4.47 per diluted share for 2024 represented a decrease of 2.0% compared to adjusted net earnings of $4.56 per diluted share for 2023. The decrease in adjusted net earnings per diluted share resulted primarily from decreased adjusted FIFO operating profit, excluding fuel, and decreased fuel earnings, partially offset by a decreased LIFO charge and lower net interest expense.

RETURN ON INVESTED CAPITAL

We calculate return on invested capital ("ROIC") by dividing adjusted ROIC operating profit for the prior four quarters by the average invested capital. Adjusted operating profit for ROIC purposes is calculated by excluding certain items included in operating profit, and adding back our LIFO charge, depreciation and amortization and rent to our U.S. GAAP operating profit of the prior four quarters. Average invested capital is calculated as the sum of (i) the average of our total assets, (ii) the average LIFO reserve and (iii) the average accumulated depreciation and amortization; minus (i) the average taxes receivable, (ii) the average accounts payable, (iii) the average accrued salaries and wages and (iv) the average other current liabilities, excluding accrued income taxes. Averages are calculated for ROIC by adding the beginning balance of the first quarter and the ending balance of the fourth quarter, of the last four quarters, and dividing by two. ROIC is a non-GAAP financial measure of performance. ROIC should not be reviewed in isolation or considered as a substitute for our financial results as reported in accordance with GAAP. ROIC is an important measure used by management to evaluate our investment returns on capital. Management believes ROIC is a useful metric to investors and analysts because it measures how effectively we are deploying our assets.

Although ROIC is a relatively standard financial term, numerous methods exist for calculating a company's ROIC. As a result, the method used by our management to calculate ROIC may differ from methods other companies use to calculate their ROIC. We urge you to understand the methods used by other companies to calculate their ROIC before comparing our ROIC to that of such other companies.

The following table provides a calculation of ROIC for 2024 and 2023 on a 52 week basis ($ in millions):

| | Fiscal Year Ended | |
	February 1, 2025	February 3, 2024
Return on Invested Capital		
Numerator		
Operating profit on a 53 week basis in fiscal year 2023	$ 3,849	$ 3,096
Extra Week operating profit adjustment	—	(187)
LIFO charge	95	113
Depreciation and amortization	3,246	3,125
Rent on a 53 week basis in fiscal year 2023	877	891
Extra Week rent adjustment	—	(17)
Adjustment for severance charge and related benefits	32	—
Adjustment for impairment of intangible assets	30	—
Adjustment for property losses	25	—
Adjustment for merger-related costs	684	316
Adjustment for opioid settlement charges	(27)	1,475
Adjusted ROIC operating profit	$ 8,811	$ 8,812
Denominator		
Average total assets	$ 51,561	$ 50,064
Average taxes receivable[1]	(124)	(197)
Average LIFO reserve	2,357	2,253
Average accumulated depreciation and amortization[2]	33,397	30,573
Average accounts payable	(10,253)	(10,280)
Average accrued salaries and wages	(1,327)	(1,535)
Average other current liabilities	(3,551)	(3,414)
Average invested capital	$ 72,060	$ 67,464
Return on Invested Capital	12.23 %	13.06 %

(1) Taxes receivable were $84 as of February 1, 2025, $163 as of February 3, 2024 and $231 as of January 28, 2023.
(2) Accumulated depreciation and amortization includes depreciation for property, plant and equipment and amortization for definite-lived intangible assets.

CRITICAL ACCOUNTING ESTIMATES

We have chosen accounting policies that we believe are appropriate to report accurately and fairly our operating results and financial position, and we apply those accounting policies in a consistent manner. Our significant accounting policies are summarized in Note 1 to the Consolidated Financial Statements.

The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses, and related disclosures of contingent assets and liabilities. We base our estimates on historical experience and other factors we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

We believe the following accounting estimates are the most critical in the preparation of our financial statements because they involve the most difficult, subjective or complex judgments about the effect of matters that are inherently uncertain.

Impairments of Long-Lived Assets

We monitor the carrying value of long-lived assets for potential impairment each quarter based on whether certain triggering events have occurred. These events include current period losses combined with a history of losses or a projection of continuing losses or a significant decrease in the market value of an asset. When a triggering event occurs, we perform an impairment calculation, comparing projected undiscounted cash flows, utilizing current cash flow information and expected growth rates related to specific stores, to the carrying value for those stores. If we identify impairment for long-lived assets to be held and used, we compare the assets' current carrying value to the assets' fair value. Fair value is determined based on market values or discounted future cash flows. We record impairment when the carrying value exceeds fair market value. With respect to owned property and equipment held for disposal, we adjust the value of the property and equipment to reflect recoverable values based on our previous efforts to dispose of similar assets and current economic conditions. We recognize impairment for the excess of the carrying value over the estimated fair market value, reduced by estimated direct costs of disposal. We recorded asset impairments in the normal course of business totaling $98 million in 2024, which includes $25 million, $19 million net of tax, for property losses and $69 million in 2023. We record costs to reduce the carrying value of long-lived assets in the Consolidated Statements of Operations as OG&A expense.

The factors that most significantly affect the impairment calculation are our estimates of future cash flows. Our cash flow projections look several years into the future and include assumptions on variables such as inflation, the economy and competition. Application of alternative assumptions and definitions, such as reviewing long-lived assets for impairment at a different level, could produce significantly different results.

Business Combinations

We account for business combinations using the acquisition method of accounting. All the assets acquired, liabilities assumed and amounts attributable to noncontrolling interests are recorded at their respective fair values at the date of acquisition once we obtain control of an entity. The determination of fair values of identifiable assets and liabilities involves estimates and the use of valuation techniques when market value is not readily available. We use various techniques to determine fair value in such instances, including the income approach. Significant estimates used in determining fair value include, but are not limited to, the amount and timing of future cash flows, growth rates, discount rates and useful lives. The excess of the purchase price over fair values of identifiable assets and liabilities is recorded as goodwill. See Note 2 for further information about goodwill.

Goodwill

Our goodwill totaled $2.7 billion as of February 1, 2025. We review goodwill for impairment in the fourth quarter of each year and also upon the occurrence of triggering events. We perform reviews of each of our operating divisions and other consolidated entities (collectively, "reporting units") that have goodwill balances. Generally, fair value is determined using a multiple of earnings, or discounted projected future cash flows, and we compare fair value to the carrying value of a reporting unit for purposes of identifying potential impairment. We base projected future cash flows on management's knowledge of the current operating environment and expectations for the future. We recognize goodwill impairment for any excess of a reporting unit's carrying value over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit.

In 2022, we recorded a goodwill impairment charge for Vitacost.com totaling $160 million. The talent and capabilities gained through the merger with Vitacost in 2014 have been key to advancing Kroger's digital platform and growing our digital business to more than $13 billion in annual sales. As our digital strategy has evolved, our primary focus looking forward will be to effectively utilize our Pickup and Delivery capabilities. This reprioritization resulted in reduced long-term profitability expectations and a decline in the market value for one underlying channel of business and led to the impairment charge. Vitacost.com will continue to operate as an online platform providing great value natural, organic, and eco-friendly products for customers.

The annual evaluation of goodwill performed in 2024, 2023 and 2022 did not result in impairment for any of our reporting units other than Vitacost.com described above. Based on current and future expected cash flows, we believe additional goodwill impairments are not reasonably likely. A 10% reduction in fair value of our reporting units would not indicate a potential for impairment of our goodwill balance.

For additional information relating to our results of the goodwill impairment reviews performed during 2024, 2023 and 2022, see Note 2 to the Consolidated Financial Statements.

The impairment review requires the extensive use of management judgment and financial estimates. Application of alternative estimates and assumptions could produce significantly different results. The cash flow projections embedded in our goodwill impairment reviews can be affected by several factors such as inflation, business valuations in the market, the economy, competition and our ability to successfully integrate recently acquired businesses.

Multi-Employer Pension Plans

We contribute to various multi-employer pension plans based on obligations arising from collective bargaining agreements. These multi-employer pension plans provide retirement benefits to participants based on their service to contributing employers. The benefits are paid from assets held in trust for that purpose. Trustees are appointed in equal number by employers and unions. The trustees typically are responsible for determining the level of benefits to be provided to participants as well as for such matters as the investment of the assets and the administration of the plans.

We recognize expense in connection with these plans as contributions are funded or when commitments are probable and reasonably estimable, in accordance with GAAP. We made cash contributions to these plans of $398 million in 2024, $635 million in 2023 and $620 million in 2022. The decrease in 2024, compared to 2023 and 2022, is due to the fulfillment of contractually obligated payments related to our commitments established when restructuring the United Food and Commercial Workers International Union-Industry Variable Annuity Pension Plan agreement.

We continue to evaluate and address our potential exposure to under-funded multi-employer pension plans as it relates to our associates who are beneficiaries of these plans. These under-fundings are not our liability. When an opportunity arises that is economically feasible and beneficial to us and our associates, we may negotiate the restructuring of under-funded multi-employer pension plan obligations to help stabilize associates' future benefits and become the fiduciary of the restructured multi-employer pension plan. The commitments from these restructurings do not change our debt profile as it relates to our credit rating since these off-balance sheet commitments are typically considered in our investment grade debt rating. We are currently designated as the named fiduciary of the UFCW Consolidated Pension Plan and the International Brotherhood of Teamsters ("IBT") Consolidated Pension Fund and have sole investment authority over these assets. Significant effects of these restructuring agreements recorded in our Consolidated Financial Statements are:

- In 2022, we incurred a $25 million charge, $19 million net of tax, for obligations related to withdrawal liabilities for certain multi-employer pension funds.

As we continue to work to find solutions to under-funded multi-employer pension plans, it is possible we could incur withdrawal liabilities for certain funds.

Based on the most recent information available to us, we believe the present value of actuarially accrued liabilities in most of these multi-employer plans exceeds the value of the assets held in trust to pay benefits, and we expect that our contributions to most of these funds will increase over the next few years. We have attempted to estimate the amount by which these liabilities exceed the assets, (i.e., the amount of underfunding), as of December 31, 2024. Because we are only one of a number of employers contributing to these plans, we also have attempted to estimate the ratio of our contributions to the total of all contributions to these plans in a year as a way of assessing our "share" of the underfunding. Nonetheless, the underfunding is not a direct obligation or liability of ours or of any employer.

As of December 31, 2024, we estimate our share of the underfunding of multi-employer pension plans to which we contribute was approximately $1.9 billion, $1.4 billion net of tax. As of December 31, 2023, we estimate our share of the underfunding of multi-employer pension plans to which we contribute was approximately $2.5 billion, $1.9 billion net of tax. This represents a decrease in the estimated amount of underfunding of approximately $630 million, $482 million net of tax, as of December 31, 2024. The decrease in the amount of underfunding is primarily attributable to higher expected returns on assets in the funds as well as the receipt of American Rescue Plan Act ("ARP Act") funding. Our estimate is based on the most current information available to us including actuarial evaluations and other data (that include the estimates of others), and such information may be outdated or otherwise unreliable.

We have made and disclosed this estimate not because, except as noted above, this underfunding is a direct liability of ours. Rather, we believe the underfunding is likely to have important consequences. In the event we were to exit certain markets or otherwise cease making contributions to these plans, we could trigger a substantial withdrawal liability. Any adjustment for withdrawal liability will be recorded when it is probable that a liability exists and can be reasonably estimated, in accordance with GAAP.

The amount of underfunding described above is an estimate and could change based on contract negotiations, returns on the assets held in the multi-employer pension plans, benefit payments or future restructuring agreements. The amount could decline, and our future expense would be favorably affected, if the values of the assets held in the trust significantly increase or if further changes occur through collective bargaining, trustee action or favorable legislation. On the other hand, our share of the underfunding could increase, and our future expense could be adversely affected if the asset values decline, if employers currently contributing to these funds cease participation or if changes occur through collective bargaining, trustee action or adverse legislation. We continue to evaluate our potential exposure to under-funded multi-employer pension plans. Although these liabilities are not a direct obligation or liability of ours, any commitments to fund certain multi-employer pension plans will be expensed when our commitment is probable and an estimate can be made.

The ARP Act, which was signed into law on March 11, 2021, established a special financial assistance program for financially troubled multi-employer pension plans. Under the ARP Act, eligible multi-employer plans can apply to receive a cash payment in an amount projected by the Pension Benefit Guaranty Corporation to pay pension benefits through the plan year ending 2051. At the end of 2024, we expect certain multi-employer pension plans in which we participate, for which our estimated share of underfunding is approximately $665 million, $509 million net of tax, to apply for or receive funding in 2025, which may reduce a portion of our share of unfunded multi-employer pension plan liabilities.

See Note 15 to the Consolidated Financial Statements for more information relating to our participation in these multi-employer pension plans.

NEW ACCOUNTING STANDARDS

Refer to Note 19 and Note 20 to the Consolidated Financial Statements for recently adopted accounting standards and recently issued accounting standards not yet adopted as of February 1, 2025.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow Information

The following table summarizes our net increase in cash and temporary cash investments for 2024 and 2023:

	Fiscal Year			
	2024		2023	
Net cash provided by (used in)				
Operating activities	$	5,794	$	6,788
Investing activities		(3,228)		(3,750)
Financing activities		(490)		(2,170)
Net increase in cash and temporary cash investments	$	2,076	$	868

Net cash provided by operating activities

We generated $5.8 billion of cash from operations in 2024, compared to $6.8 billion in 2023. The decrease in cash generated from operations was primarily due to the following:

- An increase in long-term liabilities at the end of 2023, compared to the end of 2022, primarily due to an increase in the noncurrent portion of our accrued opioid settlement charges;

- Cash flows for FIFO inventory were less favorable for 2024, compared to 2023, primarily due to a decrease in FIFO inventory at the end of 2023, compared to 2022, primarily due to maintaining inventory at optimal levels through improved inventory management planning;

- Cash flows for accounts receivable were less favorable in 2024, compared to 2023, primarily due to an increase in pharmacy receivables at the end of 2024, compared to 2023, primarily due to timing of cash receipts and increased Health and Wellness sales;

- Partially offset by cash flows for accrued expenses were more favorable in 2024, compared to 2023, primarily due to the following:

  o A decrease in accrued incentive plan costs at the end of 2023, compared to 2022;

  o A decrease in our commitments due to the UFCW International Union-Industry Pension Fund ("National Fund") at the end of 2023, compared to 2022, as a result of the final contractual payment related to the multi-employer pension plan withdrawal liability charge we incurred in 2020; and

  o An increase in accrued interest expense at the end of 2024, compared to 2023, primarily due to accrued interest expense associated with the net $5.8 billion senior notes issuance;

  o Partially offset by an increase in accrued legal expenses at the end of 2023, compared to 2022, primarily due to an increase in the current portion of our accrued opioid settlement charges.

Net cash used by investing activities

Investing activities used cash of $3.2 billion in 2024, compared to $3.8 billion in 2023. The amount of cash used by investing activities decreased in 2024, compared to 2023, primarily due to the net proceeds from the sale of our Kroger Specialty Pharmacy business in 2024 and an increase in proceeds from the sale of assets related to the sale of an equity investment in 2024, partially offset by increased payments for property and equipment, including payments for lease buyouts.

Net cash used by financing activities

We used $490 million of cash for financing activities in 2024, compared to $2.2 billion in 2023. The amount of cash used for financing activities decreased in 2024, compared to 2023, primarily due to increased proceeds from the issuance of long-term debt, partially offset by increased payments on long-term debt including obligations under finance leases and increased payments on treasury stock purchases and unsettled accelerated share repurchases.

Capital Investments

Capital investments, including changes in construction-in-progress payables and excluding the purchase of leased facilities, totaled $3.6 billion in 2024 and 2023. Capital investments for the purchase of leased facilities totaled $51 million in 2024. We did not purchase any leased facilities in 2023. Our capital priorities align directly with our value creation model and our target to consistently grow net earnings. Our capital program includes initiatives to enhance the customer experience in stores, improve our process efficiency and enhance our digital capabilities through technology developments. While our capital investments remained consistent in 2024, compared to 2023, we increased capital investments in store projects in 2024, compared to 2023, which was offset by decreased capital investments in supply chain and manufacturing projects and digital projects. These investments are expected to drive sales growth and improve operating efficiency by removing cost and waste from our business.

The table below shows our supermarket storing activity and our total supermarket square footage for 2024, 2023 and 2022:

Supermarket Storing Activity

	2024	2023	2022
Beginning of year	2,722	2,719	2,726
Opened	16	5	3
Opened (relocation)	7	2	1
Closed (operational)	(7)	(1)	(10)
Closed (relocation)	(7)	(3)	(1)
End of year	2,731	2,722	2,719
Total expansions[1]	6	3	—
Total remodels[2]	210	278	231
Total supermarket square footage (in millions)	182	180	179

(1) We define an expansion as a project that expands the square footage of a store by at least 5,000 square feet or 15,000 square feet for stores greater than 95,000 square feet prior to the expansion.
(2) We define a remodel as a project that is greater than or equal to a cost of $8 per square foot.

Debt Management

Total debt, including both the current and long-term portions of obligations under finance leases, increased $5.7 billion to $17.9 billion as of year-end 2024, compared to 2023. This increase resulted primarily from the issuance of $10.5 billion senior notes, partially offset by the payment to redeem $4.7 billion of the senior notes that included a special mandatory redemption feature following the termination of the merger with Albertsons. After the termination of the proposed merger, these net proceeds were primarily used to fund the $5.0 billion ASR program to be completed under our December 2024 Repurchase Program.

Common Share Repurchase Programs

On December 11, 2024, our Board of Directors approved a $7.5 billion share repurchase program to reacquire shares via open market purchase or privately negotiated transactions, including ASR transactions, block trades, or pursuant to trades intending to comply with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the "December 2024 Repurchase Program"). The December 2024 Repurchase Program authorization replaced the existing September 2022 Repurchase Program described below.

On September 9, 2022, our Board of Directors approved a $1.0 billion share repurchase program to reacquire shares via open market purchase or privately negotiated transactions, block trades, or pursuant to trades intending to comply with Rule 10b5-1 under the Exchange Act (the "September 2022 Repurchase Program"). No shares were repurchased under the September 2022 authorization.

On December 30, 2021, our Board of Directors approved a $1.0 billion share repurchase program to reacquire shares via open market purchase or privately negotiated transactions, block trades, or pursuant to trades intending to comply with Rule 10b5-1 under the Exchange Act (the "December 2021 Repurchase Program"). The December 2021 Repurchase Program was exhausted during 2022.

On December 6, 1999, the Company announced a program to repurchase common shares to reduce dilution resulting from our employee stock option and long-term incentive plans, under which repurchases are limited to proceeds received from exercises of stock options and the tax benefits associated therewith ("1999 Repurchase Program"). This program is solely funded by proceeds from stock option exercises, and the tax benefit from these exercises.

On December 19, 2024, we entered into an ASR agreement with two financial institutions to reacquire, in aggregate, $5.0 billion in shares of Kroger common stock. The ASR agreement will be completed under the December 2024 Repurchase Program. During 2024, we funded $5.0 billion and received a $4.0 billion initial delivery of approximately 65.6 million Kroger common shares at an average price of $61.54 per share, which includes excise taxes related to the shares repurchased. The total number of shares purchased by the Company pursuant to the ASR agreement will be based on the average of the volume-weighted average prices of Kroger common shares on specified dates during the term of each ASR agreement, less a discount, and subject to adjustments pursuant to the terms and conditions of the ASR agreement. Final settlement under the ASR agreement is expected to occur no later than the third fiscal quarter of our Fiscal 2025.

During 2024, we invested $4.2 billion to repurchase 68.4 million Kroger common shares at an average price of $61.31 per share, which includes excise taxes related to the shares repurchased. These shares were reacquired under the December 2024 Repurchase Program and the 1999 Repurchase Program. During 2023, we invested $62 million to repurchase 1.3 million Kroger common shares at an average price of $46.98 per share. These shares were reacquired under the 1999 Repurchase Program. During 2022, we invested $993 million to repurchase 19.4 million Kroger common shares at an average price of $51.29 per share. These shares were reacquired under the December 2021 Repurchase Program and the 1999 Repurchase Program.

As of February 1, 2025, there was $2.5 billion remaining under the December 2024 Repurchase Program, which reflects the reduction of the unsettled accelerated share repurchases of $1.0 billion and excludes excise tax on share repurchases in excess of issuances. Amounts available under the 1999 Repurchase Program are dependent upon option exercise activity. The authority remaining under the December 2024 Repurchase Program and the 1999 Repurchase Program do not have an expiration date but may be suspended or terminated by our Board of Directors at any time.

Dividends

The following table provides dividend information for 2024 and 2023 ($ in millions, except per share amounts):

	2024	2023
Cash dividends paid	$ 883	$ 796
Cash dividends paid per common share	$ 1.22	$ 1.10

Liquidity Needs

We held cash and temporary cash investments of $4.0 billion, as of the end of 2024, which reflects net proceeds from the $10.5 billion senior notes issuance, the payment to redeem $4.7 billion senior notes issued with a mandatory redemption feature following the termination of the merger with Albertsons, our elevated operating performance over the last few years and the commencement of the $5.0 billion ASR program to be completed under our December 2024 Repurchase Program. We actively manage our cash and temporary cash investments in order to internally fund operating activities, support and invest in our core businesses, make scheduled interest and principal payments on our borrowings and return cash to shareholders through cash dividend payments and share repurchases. Our current levels of cash, borrowing capacity and balance sheet leverage provide us with the operational flexibility to adjust to changes in economic and market conditions. We remain committed to our dividend, and growing our dividend over time, subject to board approval, as well as share repurchase programs and we will evaluate the optimal use of any excess free cash flow, consistent with our capital allocation strategy.

The table below summarizes our short-term and long-term material cash requirements, based on year of maturity or settlement, as of February 1, 2025 (in millions of dollars):

Contractual Obligations[1][2]	2025	2026	2027	2028	2029	Thereafter	Total
Long-term debt[3]	$ 104	$ 1,300	$ 606	$ 675	$ 583	$ 12,641	$ 15,909
Interest on long-term debt[4]	739	712	687	674	624	9,992	13,428
Finance lease obligations	261	262	265	259	255	1,280	2,582
Operating lease obligations	974	921	866	799	734	5,832	10,126
Self-insurance liability[5]	345	158	110	73	42	115	843
Construction commitments[6]	1,031	—	—	—	—	—	1,031
Opioid settlement payments[7]	283	140	136	140	134	615	1,448
Purchase obligations[8]	700	398	216	122	114	692	2,242
Total	$ 4,437	$ 3,891	$ 2,886	$ 2,742	$ 2,486	$ 31,167	$ 47,609

(1) The contractual obligations table excludes funding of pension and other postretirement benefit obligations, which totaled approximately $37 million in 2024. For additional information about these obligations, see Note 14 to the Consolidated Financial Statements. This table also excludes contributions under various multi-employer pension plans, which totaled $398 million in 2024. For additional information about these multi-employer pension plans, see Note 15 to the Consolidated Financial Statements.

(2) The liability related to unrecognized tax benefits has been excluded from the contractual obligations table because a reasonable estimate of the timing of future tax settlements cannot be determined.

(3) As of February 1, 2025, we had no outstanding commercial paper and no borrowings under our credit facility.

(4) Amounts include contractual interest payments using the interest rate as of February 1, 2025 and stated fixed and swapped interest rates, if applicable, for all other debt instruments.

(5) The amounts include self-insurance liabilities related to workers' compensation claims and general liability claims. Workers' compensation claims have been stated on a present value basis.

(6) Amounts include funds owed to third parties for projects currently under construction. These amounts are reflected in "Accounts payable" in our Consolidated Balance Sheets.

(7) Amounts include scheduled opioid settlement commitments. For additional information about our opioid settlement charges, see Note 12 to the Consolidated Financial Statements.

(8) Amounts include commitments, many of which are short-term in nature, to be utilized in the normal course of business, such as several contracts to purchase raw materials utilized in our food production plants and several contracts to purchase energy to be used in our stores and food production plants. Our obligations also include management fees for facilities operated by third parties and outside service contracts. Any upfront vendor allowances or incentives associated with outstanding purchase commitments are recorded as either current or long-term liabilities in our Consolidated Balance Sheets. We included our future commitments for customer fulfillment centers for which we have placed an order as of February 1, 2025. We did not include our commitments associated with additional customer fulfillment centers that have not yet been ordered. Future commitments for customer fulfillment centers will grow as we place orders for additional customer fulfillment centers.

We expect to meet our short-term and long-term liquidity needs with cash and temporary cash investments on hand as of February 1, 2025, cash flows from our operating activities and other sources of liquidity, including borrowings under our commercial paper program and bank credit facility. Our short-term and long-term liquidity needs include anticipated requirements for working capital to maintain our operations, pension plan commitments, interest payments and scheduled principal payments of debt and commercial paper, servicing our lease obligations, self-insurance liabilities, capital investments, scheduled opioid settlement payments and other purchase obligations. We may also require additional capital in the future to fund organic growth opportunities, additional customer fulfillment centers, joint ventures or other business partnerships, property development, acquisitions, dividends and share repurchases. In addition, we generally operate with a working capital deficit due to our efficient use of cash in funding operations and because we have consistent access to the capital markets. We believe we have adequate coverage of our debt covenants to continue to maintain our current investment grade debt ratings and to respond effectively to competitive conditions.

For additional information about our debt activity in 2024, see Note 5 to the Consolidated Financial Statements.

Factors Affecting Liquidity

We can currently borrow on a daily basis approximately $2.75 billion under our commercial paper program. At February 1, 2025, we had no outstanding commercial paper. Commercial paper borrowings are backed by our credit facility and reduce the amount we can borrow under the credit facility. If our short-term credit ratings fall, the ability to borrow under our current commercial paper program could be adversely affected for a period of time and increase our interest cost on daily borrowings under our commercial paper program. This could require us to borrow additional funds under the credit facility, under which we believe we have sufficient capacity. However, in the event of a ratings decline, we do not anticipate that our borrowing capacity under our commercial paper program would be any lower than $500 million on a daily basis. Factors that could affect our credit rating include changes in our operating performance and financial position, the state of the economy, conditions in the food retail industry and changes in our business model. Further information on the risks and uncertainties that can affect our business can be found in the "Risk Factors" section set forth in Item 1A of Part I of this Annual Report on Form 10-K. Although our ability to borrow under the credit facility is not affected by our credit rating, the interest cost and applicable margin on borrowings under the credit facility could be affected by a downgrade in our Public Debt Rating. "Public Debt Rating" means, as of any date, the rating that has been most recently announced by either S&P or Moody's, as the case may be, for any class of non-credit enhanced long-term senior unsecured debt issued by Kroger. As of March 27, 2025, we had no commercial paper borrowings outstanding.

Our credit facility requires the maintenance of a Leverage Ratio (our "financial covenant"). A failure to maintain our financial covenant would impair our ability to borrow under the credit facility. This financial covenant is described below:

- Our Leverage Ratio (the ratio of Net Debt to Adjusted EBITDA, as defined in the credit facility) was 1.54 to 1 as of February 1, 2025. If this ratio were to exceed 3.50 to 1, we would be in default of our revolving credit facility and our ability to borrow under the facility would be impaired.

Our credit facility is more fully described in Note 5 to the Consolidated Financial Statements. We were in compliance with our financial covenant at February 1, 2025.

As of February 1, 2025, we maintained a $2.75 billion, unsecured revolving credit facility that, unless extended, terminates on September 13, 2029. Outstanding borrowings under the credit facility, commercial paper borrowings, and some outstanding letters of credit reduce funds available under the credit facility. As of February 1, 2025, we had no outstanding commercial paper and no borrowings under our revolving credit facility. The outstanding letters of credit that reduce funds available under our credit facility totaled $1 million as of February 1, 2025.

In addition to the available credit mentioned above, as of February 1, 2025, we had authorized for issuance $2.0 billion of securities remaining under a shelf registration statement filed with the SEC and effective on May 20, 2022.

We maintain surety bonds related primarily to our self-insured workers' compensation claims. These bonds are required by most states in which we are self-insured for workers' compensation and are placed with predominately third-party insurance providers to insure payment of our obligations in the event we are unable to meet our claim payment obligations up to our self-insured retention levels. These bonds do not represent liabilities of ours, as we already have reserves on our books for the claims costs. Market changes may make the surety bonds more costly and, in some instances, availability of these bonds may become more limited, which could affect our costs of, or access to, such bonds. Although we do not believe increased costs or decreased availability would significantly affect our ability to access these surety bonds, if this does become an issue, we would issue letters of credit, in states where allowed, to meet the state bonding requirements. This could increase our cost or decrease the funds available under our credit facility if the letters of credit were issued against our credit facility. We had $478 million of outstanding surety bonds as of February 1, 2025. These surety bonds expire during fiscal year 2025 and are expected to be renewed.

We have standby letters of credit outstanding as part of our insurance program and for other business purposes. We had $261 million of outstanding standby letters of credit as of February 1, 2025. These standby letters of credit expire during fiscal year 2025 or early fiscal year 2026 and most are expected to be renewed. The letters of credit for our insurance program collateralize obligations to our insurance carriers in connection with the settlement of potential claims. We have also provided a letter of credit which supports our commitment to build a certain number of fulfillment centers. The balance of this letter of credit reduces primarily upon the construction of each fulfillment center. If we do not reach our total purchase commitment, we will be responsible for the balance remaining on the letter of credit.. Letters of credit do not represent liabilities of ours and are not reflected in our Consolidated Balance Sheets.

We also are contingently liable for leases that have been assigned to various third parties in connection with facility closings and dispositions. We could be required to satisfy obligations under the leases if any of the assignees are unable to fulfill their lease obligations. Due to the wide distribution of our assignments among third parties, and various other remedies available to us, we believe the likelihood that we will be required to assume a material amount of these obligations is remote. We have agreed to indemnify certain third-party logistics operators for certain expenses, including multi-employer pension plan obligations and withdrawal liabilities.

In addition to the above, we enter into various indemnification agreements and take on indemnification obligations in the ordinary course of business. Such arrangements include indemnities against third-party claims arising out of agreements to provide services to us; indemnities related to the sale of our securities; indemnities of directors, officers and employees in connection with the performance of their work; and indemnities of individuals serving as fiduciaries on benefit plans. While our aggregate indemnification obligation could result in a material liability, we are not aware of any current matter that could result in a material liability.

ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

FINANCIAL RISK MANAGEMENT

In addition to the risks inherent in our operations, we are exposed to market risk from a variety of sources, including changes in interest rates, commodity prices, the fair value of certain equity investments and defined benefit pension and other post-retirement benefit plans. Our market risk exposures are discussed below.

Interest Rate Risk

We manage our exposure to interest rates and changes in the fair value of our debt instruments primarily through the strategic use of our commercial paper program, variable and fixed rate debt, and interest rate swaps. Our current program relative to interest rate protection contemplates hedging the exposure to changes in the fair value of fixed-rate debt attributable to changes in interest rates. To do this, we use the following guidelines: (i) use average daily outstanding borrowings to determine annual debt amounts subject to interest rate exposure, (ii) limit the average annual amount subject to interest rate reset and the amount of floating rate debt to a combined total amount that represents 25% of the carrying value of our debt portfolio or less, (iii) include no leveraged products, and (iv) hedge without regard to profit motive or sensitivity to current mark-to-market status.

When we use derivative financial instruments, it is primarily to manage our exposure to fluctuations in interest rates. We do not enter into derivative financial instruments for trading purposes. As a matter of policy, all of our derivative positions are intended to reduce risk by hedging an underlying economic exposure. Because of the high correlation between the hedging instrument and the underlying exposure, fluctuations in the value of the instruments generally are offset by reciprocal changes in the value of the underlying exposure. The interest rate derivatives we use are straightforward instruments with liquid markets.

As of February 1, 2025, we had no forward-starting interest rate swap agreements outstanding.

As of February 3, 2024, we maintained five forward-starting interest rate swap agreements with a maturity date of August 1, 2027 with an aggregate notional amount totaling $5.4 billion. A forward-starting interest rate swap is an agreement that effectively hedges the variability in future benchmark interest payments attributable to changes in interest rates on the forecasted issuance of fixed-rate debt. We entered into these forward-starting interest rate swaps in order to hedge the variability in future benchmark interest payments attributable to changing interest rate on the forecasted issuance of fixed-rate debt that was issued in 2024. The fixed interest rates for these forward-starting interest rate swaps range from 3.00% to 3.78%. The variable rate component on the forward-starting interest rate swaps is the Secured Overnight Financing Rate ("SOFR").

A notional amount of $2.4 billion of these forward-starting interest rate swaps was designated as a cash-flow hedge as defined by GAAP. Accordingly, the changes in fair value of these forward-starting interest rate swaps are recorded to other comprehensive income and reclassified into net earnings when the hedged transaction affects net earnings. As of February 3, 2024, the fair value of the interest rate swaps designated as cash flow hedges was recorded in "Other assets" for $125 million and accumulated other comprehensive income for $95 million, net of tax.

The remainder of the notional amount of $3.0 billion of the forward-starting interest rate swaps was not designated as a cash-flow hedge. Accordingly, the changes in the fair value of these forward-starting interest rate swaps not designated as cash-flow hedges are recognized through net earnings. As of February 3, 2024, the fair value of these swaps was recorded in "Other Assets" for $35 million and "Other long-term liabilities" for $3 million. In 2023, we recognized an unrealized gain of $174 million that is included in "(Loss) gain on investments" in our Consolidated Statements of Operations.

In 2024, we terminated these five forward-starting interest rate swaps with a maturity date of August 1, 2027 and an aggregate notional amount totaling $5.4 billion. For the notional amount of $2.4 billion of these forward-starting interest rate swaps that was designated as a cash-flow hedge, the unamortized gain of $48 million, $36 million net of tax, has been deferred in accumulated other comprehensive income and will be amortized to earnings as the interest payments are made. For the remainder of the notional amount of $3.0 billion of the forward-starting interest rate swaps not designated as a cash-flow hedge, we recognized a realized loss of $55 million that is included in "(Loss) gain on investments" in our Consolidated Statements of Operations.

In 2024, we entered into two 10-year treasury lock agreements with an aggregate notional amount of $2.1 billion and a weighted-average interest rate of 3.91% and two 30-year treasury lock agreements with an aggregate notional amount of $3.3 billion and a weighted-average interest rate of 4.11%. These treasury locks were an agreement used to hedge the U.S. Treasury benchmark interest rate associated with future interest payments on the forecasted issuance of fixed-rate debt that was issued in 2024. These treasury locks were designated as cash-flow hedges as defined by GAAP. Accordingly, the changes in fair value of these treasury locks are recorded to accumulated other comprehensive income and reclassified into net earnings when the hedged transaction affects net earnings. In 2024, we terminated these treasury lock agreements. The unamortized loss of $56 million, $43 million net of tax, has been deferred in accumulated other comprehensive loss and will be amortized to earnings as the interest payments are made.

Annually, we review with the Finance Committee of our Board of Directors compliance with the guidelines described above. The guidelines may change as our business needs dictate.

The tables below provide information about our underlying debt portfolio as of February 1, 2025 and February 3, 2024. The amounts shown for each year represent the contractual maturities of long-term debt, excluding finance leases, as of February 1, 2025 and February 3, 2024. Interest rates reflect the weighted average rate for the outstanding instruments. The variable rate debt is based on a reference rate using the forward yield curve as of February 1, 2025 and February 3, 2024. The Fair Value column includes the fair value of our debt instruments as of February 1, 2025 and February 3, 2024. We had no outstanding interest rate derivatives classified as fair value hedges as of February 1, 2025 or February 3, 2024. See Notes 5, 6 and 7 to the Consolidated Financial Statements.

| | February 1, 2025 Expected Year of Maturity | | | | | | | |
| | 2025 | 2026 | 2027 | 2028 | 2029 | Thereafter | Total | Fair Value |
	(in millions)							
Debt								
Fixed rate principal payments[1]	$ (25)	$ (1,311)	$ (616)	$ (663)	$ (552)	$ (12,735)	$ (15,902)	$ (14,497)
Average interest rate[1]	2.10 %	3.00 %	3.68 %	4.43 %	7.69 %	4.79 %		
Variable rate principal payments	$ (90)	$ —	$ —	$ (22)	$ (38)	$ —	$ (150)	$ (151)
Average interest rate	2.87 %	—	—	7.93 %	6.17 %	—		

(1) The fixed rate principal payments exclude debt discounts and deferred financing costs of $143 million, of which $11 million is current and $132 million is long-term. The weighted average interest rate calculation excludes the effects of debt discounts and deferred financing costs.

| | February 3, 2024 Expected Year of Maturity | | | | | | | |
| | 2024 | 2025 | 2026 | 2027 | 2028 | Thereafter | Total | Fair Value |
	(in millions)							
Debt								
Fixed rate principal payments[1]	$ (23)	$ (19)	$ (1,311)	$ (616)	$ (625)	$ (7,521)	$ (10,115)	$ (9,256)
Average interest rate[1]	2.41 %	3.03 %	3.00 %	3.68 %	4.50 %	4.56 %		
Variable rate principal payments	$ (9)	$ (81)	$ —	$ —	$ (22)	$ (33)	$ (145)	$ (145)
Average interest rate	7.19 %	3.07 %	—	—	7.94 %	7.19 %		

(1) The fixed rate principal payments exclude debt discounts and deferred financing costs of $73 million, of which $7 million is current and $66 million is long-term. The weighted average interest rate calculation excludes the effects of debt discounts and deferred financing costs.

Based on our year-end 2024 variable rate debt levels, a 10 percent change in interest rates would be immaterial. See Note 6 to the Consolidated Financial Statements for further discussion of derivatives and hedging policies.

Commodity Price Risk

We are subject to commodity price risk generated by our purchases of meat, seafood and dairy products, among other food items. We purchase, manufacture and sell various commodity related food products and risk arises from the price volatility of these commodities. The price and availability of these commodities directly affects our results of operations. To help manage or minimize the effect of commodity price risk exposure on our operations, we use a combination of pricing features embedded within supply contracts, such as fixed-price and price-to-be-fixed contracts, and have the ability to increase or decrease retail prices to our customers as commodity prices change.

We are exposed to changes in the prices of diesel and unleaded fuel. The majority of our fuel contracts utilize index-based pricing formulas plus or minus a fixed locational/supplier differential. We expect to take delivery of these commitments in the normal course of business, and, as a result, these contracts qualify as normal purchases. While many of the indices are aligned, each index may fluctuate at a different pace, driving variability in the prices paid for fuel. Because of this, our operating results may be affected should the market price of fuel suddenly change by a significant amount, which can affect our operating results either positively or negatively in the short-term.

We manage our exposure to diesel fuel price changes through the strategic use of diesel fuel hedge contracts. When we use fuel hedge contracts, it is primarily to manage our exposure to fluctuations in diesel fuel prices for our logistics operations. We do not enter into fuel hedge arrangements for trading purposes. As a matter of policy, all of our hedge positions are intended to reduce risk by hedging an underlying economic exposure. Because of the high correlation between the hedging instrument and the underlying exposure, fluctuations in the value of the instruments generally are offset by reciprocal changes in the value of the underlying exposure. The diesel fuel hedge contracts we use are straightforward instruments with liquid markets. As of February 1, 2025, our outstanding diesel fuel hedge contracts had a total notional amount of $32 million. As of February 3, 2024, our outstanding diesel fuel hedge contracts had a total notional amount of $48 million. The fair value and effect to the Consolidated Statement of Operations of these contracts is insignificant.

We have entered into fixed price contracts to purchase electricity and natural gas for a portion of our energy needs. We expect to take delivery of these commitments in the normal course of business, and, as a result, these contracts qualify as normal purchases.

As of February 1, 2025 and February 3, 2024, we had no commodity derivative contracts outstanding other than the diesel fuel hedge contracts described above.

Equity Investment Risk

We are exposed to market price volatility for our equity investments in certain financial instruments, measured using Level 1 inputs, which are measured at fair value through net earnings. Fair value adjustments flow through "(Loss) gain on investments" in our Consolidated Statements of Operations. The change in fair value of certain Level 1 investments resulted in an unrealized loss of $116 million in 2024, $66 million in 2023 and $586 million in 2022. As of February 1, 2025, the fair value of our investments in certain Level 1 financial instruments was $183 million. As of February 1, 2025, a 10% change in the fair value of these investments would be approximately $18 million. For additional details on these investments, see Note 7 to the Consolidated Financial Statements.

Company-Sponsored Benefit Plans

We sponsor defined benefit pension plans and post-retirement healthcare plans for certain eligible employees. Changes in interest rates affect our liabilities associated with these retirement plans, as well as the amount of expense recognized for these retirement plans. Increased interest rates could result in a lower fair value of plan assets and increased pension expense in the following years. The target plan asset allocations are established based on our liability-driven investment ("LDI") strategy. An LDI strategy focuses on maintaining a close to fully-funded status over the long-term with minimal funded status risk. This is achieved by investing more of the plan assets in fixed income instruments to more closely match the duration of the plan liability. As of February 1, 2025, our defined benefit pension plans had total investment assets of $2.3 billion. As of February 3, 2024, our defined benefit pension plans had total investment assets of $2.4 billion. Declines in the fair value of plan assets could diminish the funded status of our defined benefit pension plans and potentially increase our requirement to make contributions to these plans. For additional details, see Note 14 to the Consolidated Financial Statements.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

Consolidated Financial Statements of The Kroger Co.
For the Fiscal Year Ended February 1, 2025

Table of Contents

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of The Kroger Co.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of The Kroger Co. and its subsidiaries (the "Company") as of February 1, 2025 and February 3, 2024, and the related consolidated statements of operations, of comprehensive income, of changes in shareholders' equity and of cash flows for each of the three years in the period ended February 1, 2025, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of February 1, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of February 1, 2025 and February 3, 2024, and the results of its operations and its cash flows for each of the three years in the period ended February 1, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of February 1, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Litigation Contingencies Related to Opioid Claims and Merger Termination

As described in Notes 12 and 18 to the consolidated financial statements, various claims and lawsuits arising in the normal course of business, including personal injury, contract disputes, employment discrimination, wage and hour and other regulatory claims are pending against the Company. Management continually evaluates the Company's exposure to loss contingencies arising from pending or threatened litigation and believes the Company has made provisions where it is reasonably possible to estimate and when an adverse outcome is probable. The Company is one of dozens of companies that have been named in various lawsuits alleging that defendants contributed to creating a public nuisance through the distribution and dispensing of opioids. On September 8, 2023, the Company announced that it reached an agreement in principle with plaintiffs to settle the majority of opioid claims that have been or could be brought against the Company by states in which they operate, subdivisions, and Native American tribes. On October 31, 2024, the Company determined that there is sufficient participation in the settlement by states and subdivisions and elected to proceed with the settlement. The settlement with states and subdivisions became effective on December 30, 2024, and the settlement with Native American tribes is currently anticipated to become effective by May 30, 2025. As of February 1, 2025, the Company has recorded $279 million and $1,139 million of the estimated settlement liability in other current liabilities and other long-term liabilities, respectively. Additionally, on December 10, 2024, Albertsons sued the Company for alleged breaches of the merger agreement and the implied covenant of good faith and fair dealing. Albertsons seeks payment of a $600 million termination fee that Albertsons alleges it is owed under the merger agreement, as well as additional damages. On March 17, 2025, the Company filed an answer denying the allegations in Albertsons's complaint, and also filed counterclaims that seek recovery for breaches of the merger agreement by Albertsons.

The principal considerations for our determination that performing procedures relating to the litigation contingencies related to opioid claims and merger termination is a critical audit matter are (i) the significant judgment by management when assessing whether an adverse outcome from the pending or threatened litigation is probable and when determining whether a reasonable estimate of the loss can be made and (ii) a high degree of auditor judgment in performing procedures and evaluating audit evidence related to management's assessment of loss contingencies related to the opioid claims and merger termination.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's assessment of litigation contingencies, including the determination of whether an adverse outcome from the pending or threatened litigation is probable and whether a reasonable estimate of the loss can be made, as well as controls over the financial statement disclosures. These procedures also included, among others (i) obtaining and evaluating certain executed settlement agreements related to opioid claims; (ii) obtaining and evaluating the merger agreement and certain letters where the Company is a named party related to the merger termination; (iii) evaluating the status of significant known actual and potential litigation and settlement activity by inquiring of the Company's internal and external legal counsel, when deemed necessary; (iv) evaluating the reasonableness of management's assessment regarding whether an adverse outcome from the pending or threatened litigation is probable and whether a reasonable estimate of the loss can be made; (v) obtaining and evaluating the letters of audit inquiry with internal and external legal counsel related to the opioid claims and merger termination; and (vi) evaluating the sufficiency of the Company's litigation contingency disclosures related to the opioid claims and merger termination.

/s/PricewaterhouseCoopers LLP
Cincinnati, Ohio
April 1, 2025

We have served as the Company's auditor since 1929.

THE KROGER CO.
CONSOLIDATED BALANCE SHEETS

(In millions, except par amounts)	February 1, 2025		February 3, 2024	
ASSETS				
Current assets				
Cash and temporary cash investments	$	3,959	$	1,883
Store deposits in-transit		1,312		1,215
Receivables		2,195		2,136
FIFO inventory		9,442		9,414
LIFO reserve		(2,404)		(2,309)
Prepaid and other current assets		769		609
Total current assets		15,273		12,948
Property, plant and equipment, net		25,703		25,230
Operating lease assets		6,839		6,692
Intangibles, net		834		899
Goodwill		2,674		2,916
Other assets		1,293		1,820
Total Assets	$	52,616	$	50,505
LIABILITIES				
Current liabilities				
Current portion of long-term debt including obligations under finance leases	$	272	$	198
Current portion of operating lease liabilities		599		670
Accounts payable		10,124		10,381
Accrued salaries and wages		1,330		1,323
Other current liabilities		3,615		3,486
Total current liabilities		15,940		16,058
Long-term debt including obligations under finance leases		17,633		12,028
Noncurrent operating lease liabilities		6,578		6,351
Deferred income taxes		1,417		1,579
Pension and postretirement benefit obligations		387		385
Other long-term liabilities		2,380		2,503
Total Liabilities		44,335		38,904
Commitments and contingencies see Note 12				
SHAREOWNERS' EQUITY				
Preferred shares, $100 par per share, 5 shares authorized and unissued		—		—
Common shares, $1 par per share, 2,000 shares authorized; 1,918 shares issued in 2024 and 2023		1,918		1,918
Additional paid-in capital		3,087		3,922
Accumulated other comprehensive loss		(621)		(489)
Accumulated earnings		28,724		26,946
Common shares in treasury, at cost, 1,258 shares in 2024 and 1,198 shares in 2023		(24,823)		(20,682)
Total Shareowners' Equity - The Kroger Co.		8,285		11,615
Noncontrolling interests		(4)		(14)
Total Equity		8,281		11,601
Total Liabilities and Equity	$	52,616	$	50,505

The accompanying notes are an integral part of the consolidated financial statements.

THE KROGER CO.
CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended February 1, 2025, February 3, 2024 and January 28, 2023

(In millions, except per share amounts)	2024 (52 weeks)	2023 (53 weeks)	2022 (52 weeks)
Sales	$ 147,123	$ 150,039	$ 148,258
Operating expenses			
Merchandise costs, including advertising, warehousing, and transportation, excluding items shown separately below	113,720	116,675	116,480
Operating, general and administrative	25,431	26,252	23,848
Rent	877	891	839
Depreciation and amortization	3,246	3,125	2,965
Operating profit	3,849	3,096	4,126
Other income (expense)			
Net interest expense see Note 5	(450)	(441)	(535)
Non-service component of company-sponsored pension plan benefits	12	30	39
(Loss) gain on investments	(148)	151	(728)
Gain on the sale of business	79	—	—
Net earnings before income tax expense	3,342	2,836	2,902
Income tax expense	670	667	653
Net earnings including noncontrolling interests	2,672	2,169	2,249
Net income attributable to noncontrolling interests	7	5	5
Net earnings attributable to The Kroger Co.	$ 2,665	$ 2,164	$ 2,244
Net earnings attributable to The Kroger Co. per basic common share	$ 3.70	$ 2.99	$ 3.10
Average number of common shares used in basic calculation	715	718	718
Net earnings attributable to The Kroger Co. per diluted common share	$ 3.67	$ 2.96	$ 3.06
Average number of common shares used in diluted calculation	720	725	727

The accompanying notes are an integral part of the consolidated financial statements.

THE KROGER CO.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years Ended February 1, 2025, February 3, 2024 and January 28, 2023

(In millions)	2024 (52 weeks)	2023 (53 weeks)	2022 (52 weeks)
Net earnings including noncontrolling interests	$ 2,672	$ 2,169	$ 2,249
Other comprehensive income (loss)			
Change in pension and other postretirement defined benefit plans, net of income tax[1]	(37)	(46)	(83)
Unrealized gains and losses on cash flow hedging activities, net of income tax[2]	(103)	183	(89)
Amortization of unrealized gains and losses on cash flow hedging activities, net of income tax[3]	8	6	7
Total other comprehensive (loss) income	(132)	143	(165)
Comprehensive income	2,540	2,312	2,084
Comprehensive income attributable to noncontrolling interests	7	5	5
Comprehensive income attributable to The Kroger Co.	$ 2,533	$ 2,307	$ 2,079

(1) Amount is net of tax benefit of $(11) in 2024, $(14) in 2023 and $(26) in 2022.
(2) Amount is net of tax (benefit) expense of $(31) in 2024, $56 in 2023 and $(27) in 2022.
(3) Amount is net of tax expense of $1 in 2024, $2 in 2023 and $2 in 2022.

The accompanying notes are an integral part of the consolidated financial statements.

THE KROGER CO.
CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended February 1, 2025, February 3, 2024 and January 28, 2023

(In millions)	2024 (52 weeks)		2023 (53 weeks)		2022 (52 weeks)	
Cash Flows from Operating Activities:						
Net earnings including noncontrolling interests	$	2,672	$	2,169	$	2,249
Adjustments to reconcile net earnings including noncontrolling interests to net cash provided by operating activities:						
Depreciation and amortization		3,246		3,125		2,965
Asset impairment charges		98		69		68
Goodwill and fixed asset impairment charges related to Vitacost.com		—		—		164
Operating lease asset amortization		603		625		614
LIFO charge		95		113		626
Share-based employee compensation		175		172		190
Company-sponsored pension plans		(2)		(9)		(26)
Deferred income taxes		(102)		(155)		161
Gain on sale of assets		(70)		(56)		(40)
Gain on sale of business		(79)		—		—
Loss (gain) on investments		148		(151)		728
Other		22		78		(8)
Changes in operating assets and liabilities:						
Store deposits in-transit		(97)		(88)		(45)
Receivables		(288)		14		(222)
Inventories		(144)		342		(1,370)
Prepaid and other current assets		(166)		72		(36)
Accounts payable		253		545		44
Accrued expenses		107		(222)		(167)
Income taxes receivable and payable		76		68		(190)
Operating lease liabilities		(609)		(695)		(622)
Other		(144)		772		(585)
Net cash provided by operating activities		5,794		6,788		4,498
Cash Flows from Investing Activities:						
Payments for property and equipment, including payments for lease buyouts		(4,017)		(3,904)		(3,078)
Proceeds from sale of assets		377		101		78
Net proceeds from sale of business		464		—		—
Other		(52)		53		(15)
Net cash used by investing activities		(3,228)		(3,750)		(3,015)
Cash Flows from Financing Activities:						
Proceeds from issuance of long-term debt		10,502		15		—
Payments on long-term debt including obligations under finance leases		(4,883)		(1,301)		(552)
Dividends paid		(883)		(796)		(682)
Financing fees paid		(116)		—		(84)
Proceeds from issuance of capital stock		127		50		134
Treasury stock purchases		(4,156)		(62)		(993)
Unsettled accelerated share repurchases		(1,000)		—		—
Other		(81)		(76)		(112)
Net cash used by financing activities		(490)		(2,170)		(2,289)
Net increase (decrease) in cash and temporary cash investments		2,076		868		(806)
Cash and temporary cash investments:						
Beginning of year		1,883		1,015		1,821
End of year	$	3,959	$	1,883	$	1,015
Reconciliation of capital investments:						
Payments for property and equipment, including payments for lease buyouts	$	(4,017)	$	(3,904)	$	(3,078)
Payments for lease buyouts		51		—		21
Changes in construction-in-progress payables		343		344		(281)
Total capital investments, excluding lease buyouts	$	(3,623)	$	(3,560)	$	(3,338)
Disclosure of cash flow information:						
Cash paid during the year for net interest	$	252	$	488	$	545
Cash paid during the year for income taxes	$	681	$	751	$	698

The accompanying notes are an integral part of the consolidated financial statements.

THE KROGER CO.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

Years Ended February 1, 2025, February 3, 2024 and January 28, 2023

(In millions, except per share amounts)	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Treasury Stock Shares	Treasury Stock Amount	Accumulated Other Comprehensive Income (Loss)	Accumulated Earnings	Noncontrolling Interest	Total
Balances at January 29, 2022	1,918	$ 1,918	$ 3,657	1,191	$ (19,722)	$ (467)	$ 24,066	$ (23)	$ 9,429
Issuance of common stock:									
Stock options exercised	—	—	—	(4)	134	—	—	—	134
Restricted stock issued	—	—	(173)	(4)	62	—	—	—	(111)
Treasury stock activity:									
Treasury stock purchases, at cost	—	—	—	16	(821)	—	—	—	(821)
Stock options exchanged	—	—	—	3	(172)	—	—	—	(172)
Share-based employee compensation	—	—	190	—	—	—	—	—	190
Other comprehensive income net of tax of $(51)	—	—	—	—	—	(165)	—	—	(165)
Other	—	—	131	—	(131)	—	—	(10)	(10)
Cash dividends declared ($0.99 per common share)	—	—	—	—	—	—	(709)	—	(709)
Net earnings including non-controlling interests	—	—	—	—	—	—	2,244	5	2,249
Balances at January 28, 2023	1,918	$ 1,918	$ 3,805	1,202	$ (20,650)	$ (632)	$ 25,601	$ (28)	$ 10,014
Issuance of common stock:									
Stock options exercised	—	—	—	(2)	50	—	—	—	50
Restricted stock issued	—	—	(163)	(3)	88	—	—	—	(75)
Treasury stock activity:									
Stock options exchanged	—	—	—	1	(62)	—	—	—	(62)
Share-based employee compensation	—	—	172	—	—	—	—	—	172
Other comprehensive income net of tax of $44	—	—	—	—	—	143	—	—	143
Other	—	—	108	—	(108)	—	—	9	9
Cash dividends declared ($1.13 per common share)	—	—	—	—	—	—	(819)	—	(819)
Net earnings including non-controlling interests	—	—	—	—	—	—	2,164	5	2,169
Balances at February 3, 2024	1,918	$ 1,918	$ 3,922	1,198	$ (20,682)	$ (489)	$ 26,946	$ (14)	$ 11,601
Issuance of common stock:									
Stock options exercised	—	—	—	(3)	127	—	—	—	127
Restricted stock issued	—	—	(176)	(3)	92	—	—	—	(84)
Treasury stock activity:									
Treasury stock purchases, at cost	—	—	(1,000)	66	(4,038)	—	—	—	(5,038)
Stock options exchanged	—	—	—	—	(156)	—	—	—	(156)
Share-based employee compensation	—	—	175	—	—	—	—	—	175
Other comprehensive loss net of tax of $41	—	—	—	—	—	(132)	—	—	(132)
Other	—	—	166	—	(166)	—	—	3	3
Cash dividends declared ($1.25 per common share)	—	—	—	—	—	—	(887)	—	(887)
Net earnings including non-controlling interests	—	—	—	—	—	—	2,665	7	2,672
Balances at February 1, 2025	1,918	$ 1,918	$ 3,087	1,258	$ (24,823)	$ (621)	$ 28,724	$ (4)	$ 8,281

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

All amounts in the Notes to Consolidated Financial Statements are in millions except per share amounts.

1. ACCOUNTING POLICIES

The following is a summary of the significant accounting policies followed in preparing these financial statements.

Description of Business, Basis of Presentation and Principles of Consolidation

The Kroger Co. (the "Company") was founded in 1883 and incorporated in 1902. The Company is a food and drug retailer that operates 2,731 supermarkets, 2,273 pharmacies and 1,702 fuel centers in 35 states and the District of Columbia while also operating online through a digital ecosystem to offer customers an omnichannel shopping experience. The Company also manufactures and processes food for sale by its supermarkets and online. The accompanying financial statements include the consolidated accounts of the Company, its wholly-owned subsidiaries and other consolidated entities. Intercompany transactions and balances have been eliminated.

Fiscal Year

The Company's fiscal year ends on the Saturday nearest January 31. The last three fiscal years consist of the 52-week period ended February 1, 2025, the 53-week period ended February 3, 2024 and the 52-week period ended January 28, 2023.

Pervasiveness of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities. Disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of consolidated revenues and expenses during the reporting period is also required. Actual results could differ from those estimates.

Cash, Temporary Cash Investments and Book Overdrafts

Cash and temporary cash investments represent store cash and short-term investments with original maturities of less than three months. Book overdrafts are included in "Accounts payable" and "Accrued salaries and wages" in the Consolidated Balance Sheets.

Deposits In-Transit

Deposits in-transit generally represent funds deposited to the Company's bank accounts at the end of the year related to sales, a majority of which were paid for with debit cards, credit cards and checks, to which the Company does not have immediate access but settle within a few days of the sales transaction.

Inventories

Inventories are stated at the lower of cost (principally on a last-in, first-out "LIFO" basis) or market. In total, approximately 92% of inventories in 2024 and 91% of inventories in 2023 were valued using the LIFO method. The remaining inventories, including substantially all fuel inventories, are stated at the lower of cost (on a FIFO basis) or net realizable value. Replacement cost was higher than the carrying amount by $2,404 at February 1, 2025 and $2,309 at February 3, 2024. The Company follows the Link-Chain, Dollar-Value LIFO method for purposes of calculating its LIFO charge.

The item-cost method of accounting to determine inventory cost before the LIFO adjustment is followed for substantially all store inventories at the Company's supermarket divisions. This method involves counting each item in inventory, assigning costs to each of these items based on the actual purchase costs (net of vendor allowances and cash discounts) of each item and recording the cost of items sold. The item-cost method of accounting allows for more accurate reporting of periodic inventory balances and enables management to more precisely manage inventory. In addition, substantially all of the Company's inventory consists of finished goods and is recorded at actual purchase costs (net of vendor allowances and cash discounts).

The Company evaluates inventory shortages throughout the year based on actual physical counts in its facilities. Allowances for inventory shortages are recorded based on the results of these counts to provide for estimated shortages as of the financial statement date.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost or, in the case of assets acquired in a business combination, at fair value. Depreciation and amortization expense, which includes the depreciation of assets recorded under finance leases, is computed principally using the straight-line method over the estimated useful lives of individual assets. Buildings and land improvements are depreciated based on lives varying from 10 to 40 years. All new purchases of store equipment are assigned lives varying from three to nine years. Leasehold improvements are amortized over the shorter of the lease term to which they relate, which generally varies from four to 25 years, or the useful life of the asset. Food production plant, fulfillment center and distribution center equipment is depreciated over lives varying from three to 15 years. Information technology assets are generally depreciated over three to five years. Depreciation and amortization expense was $3,246 in 2024, $3,125 in 2023 and $2,965 in 2022.

Interest costs on significant projects constructed for the Company's own use are capitalized as part of the costs of the newly constructed facilities. Upon retirement or disposal of assets, the cost and related accumulated depreciation and amortization are removed from the balance sheet and any gain or loss is reflected in net earnings. Refer to Note 3 for further information regarding the Company's property, plant and equipment.

Leases

The Company leases certain store real estate, warehouses, distribution centers, fulfillment centers, office space and equipment. The Company determines if an arrangement is a lease at inception. Finance and operating lease assets and liabilities are recognized at the lease commencement date. Finance and operating lease liabilities represent the present value of minimum lease payments not yet paid. Operating lease assets represent the right to use an underlying asset and are based upon the operating lease liabilities adjusted for prepayments, lease incentives and impairment, if any. To determine the present value of lease payments, the Company estimates an incremental borrowing rate which represents the rate used for a secured borrowing of a similar term as the lease.

Lease terms generally range from 10 to 20 years with options to renew for varying terms at the Company's sole discretion. The lease term includes the initial contractual term as well as any options to extend the lease when it is reasonably certain the Company will exercise that option. Leases with an initial term of 12 months or less are not recorded on the balance sheet. Certain leases include escalation clauses or payment of executory costs such as property taxes, utilities or insurance and maintenance. Operating lease payments are charged on a straight-line basis to rent expense over the lease term and finance lease payments are charged to interest expense and depreciation and amortization expense over the lease term. Assets under finance leases are amortized in accordance with the Company's normal depreciation policy for owned assets or over the lease term, if shorter. The Company's lease agreements do not contain any residual value guarantees or material restrictive covenants. For additional information on leases, see Note 9 to the Consolidated Financial Statements.

Goodwill

The Company reviews goodwill for impairment during the fourth quarter of each year, or earlier upon the occurrence of a triggering event. The Company performs reviews of each of its operating divisions and other consolidated entities (collectively, "reporting units") that have goodwill balances. Generally, fair value is determined using a market multiple model, or discounted projected future cash flows, and is compared to the carrying value of a reporting unit for purposes of identifying potential impairment. Projected future cash flows are based on management's knowledge of the current operating environment and expectations for the future. Goodwill impairment is recognized for any excess of the reporting unit's carrying value over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit. Results of the goodwill impairment reviews performed during 2024, 2023 and 2022 are summarized in Note 2.

Impairment of Long-Lived Assets

The Company monitors the carrying value of long-lived assets for potential impairment each quarter based on whether certain triggering events have occurred. These events include current period losses combined with a history of losses or a projection of continuing losses or a significant decrease in the market value of an asset. When a triggering event occurs, an impairment calculation is performed, comparing projected undiscounted future cash flows, utilizing current cash flow information and expected growth rates related to specific stores, to the carrying value for those stores. If the Company identifies impairment for long-lived assets to be held and used, the Company compares the assets' current carrying value to the assets' fair value. Fair value is based on current market values or discounted future cash flows. The Company records impairment when the carrying value exceeds fair market value. With respect to owned property and equipment held for disposal, the value of the property and equipment is adjusted to reflect recoverable values based on previous efforts to dispose of similar assets and current economic conditions. Impairment is recognized for the excess of the carrying value over the estimated fair market value, reduced by estimated direct costs of disposal. The Company recorded asset impairments totaling $98 in 2024, which includes $25, $19 net of tax, for property losses. The Company recorded asset impairments in the normal course of business totaling $69 and $68 in 2023 and 2022, respectively. Costs to reduce the carrying value of long-lived assets for each of the years presented have been included in the Consolidated Statements of Operations as Operating, general and administrative ("OG&A") expense.

Accounts Payable Financing Arrangement

The Company has an agreement with a third party to provide an accounts payable tracking system which facilitates participating suppliers' ability to finance payment obligations from the Company with designated third-party financial institutions. Participating suppliers may, at their sole discretion, make offers to finance one or more payment obligations of the Company prior to their scheduled due dates at a discounted price to participating financial institutions. The Company's obligations to its suppliers, including amounts due and scheduled payment dates, are not affected by suppliers' decisions to finance amounts under this arrangement. The payment term that the Company has with participating suppliers under these programs is approximately 90 days. Outstanding obligations under this financing arrangement are included in "Accounts payable" in the Consolidated Balance Sheets.

As of February 1, 2025 and February 3, 2024, the Company had $294 and $325 in "Accounts payable," respectively, associated with financing arrangements.

The following table summarizes the changes in the Company's outstanding obligations under this financing arrangement through February 1, 2025:

	February 1, 2025
Balance at the beginning of the year	$ 325
Invoices confirmed during the year	1,797
Confirmed invoices paid during the year	(1,828)
Balance at the end of the year	$ 294

Contingent Consideration

The Company's Home Chef business combination involved potential payment of future consideration that was contingent upon the achievement of certain performance milestones. The Company recorded contingent consideration at fair value at the date of acquisition based on the consideration expected to be transferred, estimated as the probability-weighted future cash flows, discounted back to present value using a discount rate determined in accordance with accepted valuation methods. The liability for contingent consideration is remeasured to fair value at each reporting period using Level 3 inputs, and the change in fair value, including accretion for the passage of time, is recognized in earnings until the contingency is resolved. In 2022, adjustments to increase the contingent consideration liability as of year-end were recorded for $20 in OG&A expense. The Company made the final contingent consideration payment in 2023, which was based on the fair value of the outstanding year-end 2022 liability.

Store Closing Costs

The Company regularly evaluates the performance of its stores and periodically closes those stores that are underperforming. Related liabilities arise, such as severance, contractual obligations and other accruals associated with store closings. The Company records a liability for costs associated with an exit or disposal activity when the liability is incurred, usually in the period the store closes. Adjustments to closed store liabilities primarily relate to actual exit costs differing from original estimates. Adjustments are made for changes in estimates in the period in which the change becomes known.

Owned stores held for disposal are reduced to their estimated net realizable value. Costs to reduce the carrying values of property, plant, equipment and operating lease assets are accounted for in accordance with the Company's policy on impairment of long-lived assets. Inventory write-downs, if any, in connection with store closings, are classified in the Consolidated Statements of Operations as "Merchandise costs." Costs to transfer inventory and equipment from closed stores are expensed as incurred.

Interest Rate Risk Management

The Company uses derivative instruments primarily to manage its exposure to changes in interest rates. The Company's current program relative to interest rate protection and the methods by which the Company accounts for its derivative instruments are described in Note 6.

Benefit Plans and Multi-Employer Pension Plans

The Company recognizes the funded status of its retirement plans on the Consolidated Balance Sheets. Actuarial gains or losses, prior service costs or credits and transition obligations that have not yet been recognized as part of net periodic benefit cost are required to be recorded as a component of Accumulated Other Comprehensive Income ("AOCI"). The Company has elected to measure defined benefit plan assets and obligations as of January 31, which is the month-end that is closest to its fiscal year-ends.

The determination of the obligation and expense for company-sponsored pension plans and other post-retirement benefits is dependent on the selection of assumptions used by actuaries and the Company in calculating those amounts. Those assumptions are described in Note 14 and include, among others, the discount rate, the expected long-term rate of return on plan assets, mortality and the rates of increase in compensation and health care costs. Actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore, generally affect the recognized expense and recorded obligation in future periods. While the Company believes the assumptions are appropriate, significant differences in actual experience or significant changes in assumptions may materially affect the pension and other post-retirement obligations and future expense.

The Company also participates in various multi-employer plans for substantially all union employees. Pension expense for these plans is recognized as contributions are funded or when commitments are probable and reasonably estimable, in accordance with GAAP. Refer to Note 15 for additional information regarding the Company's participation in these various multi-employer pension plans.

The Company administers and makes contributions to the employee 401(k) retirement savings accounts. Contributions to the employee 401(k) retirement savings accounts are expensed when contributed or over the service period in the case of automatic contributions. Refer to Note 14 for additional information regarding the Company's benefit plans.

Share Based Compensation

The Company recognizes compensation expense for all share-based payments granted under fair value recognition provisions. The Company recognizes share-based compensation expense, net of an estimated forfeiture rate, over the requisite service period of the award based on the fair value at the date of the grant. The Company grants options for common shares ("stock options") to employees under various plans at an option price equal to the fair market value of the underlying shares on the grant date of the award. Stock options typically expire 10 years from the date of grant. Stock options vest between one and four years from the date of grant. In addition to stock options, the Company awards restricted stock to employees and incentive shares to nonemployee directors under various plans. The restrictions on these restricted stock awards generally lapse between one and four years from the date of the awards. The Company determines the fair value for restricted stock awards in an amount equal to the fair market value of the underlying shares on the grant date of the award.

Deferred Income Taxes

Deferred income taxes are recorded to reflect the tax consequences of differences between the tax basis of assets and liabilities and their financial reporting basis. Refer to Note 4 for the types of differences that give rise to significant portions of deferred income tax assets and liabilities.

Uncertain Tax Positions

The Company reviews the tax positions taken or expected to be taken on tax returns to determine whether and to what extent a benefit can be recognized in its consolidated financial statements. Refer to Note 4 for the amount of unrecognized tax benefits and other related disclosures related to uncertain tax positions.

Various taxing authorities periodically audit the Company's income tax returns. These audits include questions regarding the Company's tax filing positions, including the timing and amount of deductions and the allocation of income to various tax jurisdictions. In evaluating the exposures connected with these various tax filing positions, including state and local taxes, the Company records allowances for probable exposures. A number of years may elapse before a particular matter, for which an allowance has been established, is audited and fully resolved. As of February 1, 2025, the years ended January 31, 2021 and forward remain open for review for federal income tax purposes.

The assessment of the Company's tax position relies on the judgment of management to estimate the exposures associated with the Company's various filing positions.

Self-Insurance Costs

The Company is primarily self-insured for costs related to workers' compensation and general liability claims. Liabilities are actuarially determined and are recognized based on claims filed and an estimate of claims incurred but not reported. The liabilities for workers' compensation claims are accounted for on a present value basis. The Company has purchased stop-loss coverage to limit its exposure to any significant exposure on a per claim basis. The Company is insured for covered costs in excess of these per claim limits.

The following table summarizes the changes in the Company's self-insurance liability through February 1, 2025:

	2024	2023	2022
Beginning balance	$ 761	$ 712	$ 721
Expense[1]	427	330	227
Claim payments	(345)	(281)	(236)
Ending balance	843	761	712
Less: Current portion	(345)	(281)	(236)
Long-term portion	$ 498	$ 480	$ 476

(1) The increases in 2024 and 2023, compared to 2022, were the result of higher claim costs.

The current portion of the self-insured liability is included in "Other current liabilities," and the long-term portion is included in "Other long-term liabilities" in the Consolidated Balance Sheets.

The Company maintains surety bonds related to self-insured workers' compensation claims. These bonds are required by most states in which the Company is self-insured for workers' compensation and are placed with third-party insurance providers to insure payment of the Company's obligations in the event the Company is unable to meet its claim payment obligations up to its self-insured retention levels. These bonds do not represent liabilities of the Company, as the Company has recorded reserves for the claim costs.

The Company also maintains insurance coverages for certain risks, including cyber exposure and property-related losses. The Company's insurance coverage begins for these exposures ranging from $25 to $30.

Revenue Recognition

Sales

The Company recognizes revenues from the retail sale of products, net of sales taxes, at the point of sale. Pharmacy sales are recorded when the product is provided to the customer. Digital channel-originated sales are recognized either upon pickup in store or upon delivery to the customer. Amounts billed to a customer related to shipping and delivery represent revenues earned for the goods provided and are classified as sales. When shipping is discounted, it is recorded as an adjustment to sales. Discounts provided to customers by the Company at the time of sale, including those provided in connection with loyalty cards, are recognized as a reduction in sales as the products are sold. Discounts provided by vendors, usually in the form of coupons, are not recognized as a reduction in sales provided the coupons are redeemable at any retailer that accepts coupons. The Company records a receivable from the vendor for the difference in sales price and cash received. For merchandise sold in one of the Company's stores or online, tender is accepted at the point of sale. The Company acts as principal in certain vendor arrangements where the purchase and sale of inventory are virtually simultaneous. The Company records revenue and related costs on a gross basis for these arrangements. For pharmacy sales, collection of third-party receivables is typically expected within three months or less from the time of purchase. The third-party receivables from pharmacy sales are recorded in "Receivables" in the Company's Consolidated Balance Sheets and were $622 as of February 1, 2025 and $616 as of February 3, 2024.

Gift Cards and Gift Certificates

The Company does not recognize revenue when it sells its own gift cards and gift certificates (collectively "gift cards"). Rather, it records a deferred revenue liability equal to the amount received. A sale is then recognized when the gift cards are redeemed to purchase the Company's products. The Company's gift cards do not expire. While gift cards are generally redeemed within 12 months, some are never fully redeemed. The Company recognizes gift card breakage under the proportional method, where recognition of breakage income is based upon the historical run-off rate of unredeemed gift cards. The Company's gift card deferred revenue liability was $256 as of February 1, 2025 and $228 as of February 3, 2024.

Disaggregated Revenues

The following table presents sales revenue by type of product for the years ended February 1, 2025, February 3, 2024, and January 28, 2023:

	2024		2023[3]		2022[3]	
	Amount	% of total	Amount	% of total	Amount	% of total
Non perishable[1]	$ 76,966	52.3 %	$ 78,106	52.0 %	$ 75,386	50.9 %
Fresh[2]	36,317	24.7 %	36,568	24.4 %	36,285	24.5 %
Supermarket fuel	14,973	10.2 %	16,621	11.1 %	18,632	12.6 %
Pharmacy	15,691	10.6 %	14,406	9.6 %	13,448	9.0 %
Other[4]	3,176	2.2 %	4,338	2.9 %	4,507	3.0 %
Total Sales	$ 147,123	100 %	$ 150,039	100 %	$ 148,258	100 %

(1) Consists primarily of grocery, general merchandise, health and beauty care and natural foods.
(2) Consists primarily of produce, floral, meat, seafood, deli, bakery and fresh prepared.
(3) 2023 and 2022 revenues by category have been reclassified to conform to the 2024 current presentation by product category.
(4) Consists primarily of sales related to third-party media revenue, data analytic services, specialty pharmacy and in-store health clinics. The decrease in 2024, compared to 2023, is primarily due to the disposal of Kroger Specialty Pharmacy, partially offset by an increase in third-party media revenue.

Merchandise Costs

The "Merchandise costs" line item of the Consolidated Statements of Operations includes product costs, net of discounts and allowances; advertising costs (see separate discussion below); inbound freight charges; warehousing costs, including receiving and inspection costs; transportation costs and food production costs. Warehousing, transportation and manufacturing management salaries are also included in the "Merchandise costs" line item; however, purchasing management salaries and administration costs are included in the "OG&A" line item along with most of the Company's other managerial and administrative costs. Shipping and delivery costs associated with the Company's digital offerings originating from non-retail store locations are included in the "Merchandise costs" line item. Rent expense and depreciation and amortization expense are shown separately in the Consolidated Statements of Operations.

Warehousing and transportation costs include distribution center direct wages, transportation direct wages, repairs and maintenance, utilities, inbound freight and, where applicable, third-party warehouse management fees. These costs are recognized in the periods the related expenses are incurred.

The Company believes the classification of costs included in merchandise costs could vary widely throughout the industry. The Company's approach is to include in the "Merchandise costs" line item the direct, net costs of acquiring products and making them available to customers. The Company believes this approach most accurately presents the actual costs of products sold.

The Company recognizes all vendor allowances as a reduction in merchandise costs when the related product is sold. When possible, vendor allowances are applied to the related product cost by item and, therefore, reduce the carrying value of inventory by item. When the items are sold, the vendor allowance is recognized. When it is not possible, due to systems constraints, to allocate vendor allowances to the product by item, vendor allowances are recognized as a reduction in merchandise costs based on inventory turns and, therefore, recognized as the product is sold.

Advertising Costs

The Company's advertising costs are recognized in the periods the related expenses are incurred and are included in the "Merchandise costs" line item of the Consolidated Statements of Operations. The Company's advertising costs totaled $1,171 in 2024, $1,089 in 2023 and $1,030 in 2022. The Company does not record vendor allowances for co-operative advertising as a reduction of advertising expense.

Operating, General and Administrative Expenses

OG&A expenses consist primarily of employee-related costs such as wages, healthcare benefit costs, retirement plan costs, utilities, and credit card fees. Shipping and delivery costs associated with the Company's digital offerings originating from retail store locations, including third-party delivery fees, are included in the "OG&A" line item of the Consolidated Statements of Operations. Rent expense, depreciation and amortization expense and interest expense are shown separately in the Consolidated Statement of Operations.

Consolidated Statements of Cash Flows

For purposes of the Consolidated Statements of Cash Flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be temporary cash investments.

2. GOODWILL AND INTANGIBLE ASSETS

The following table summarizes the changes in the Company's net goodwill balance through February 1, 2025:

	2024	2023
Balance beginning of year		
Goodwill	$ 5,737	$ 5,737
Accumulated impairment losses	(2,821)	(2,821)
Subtotal	2,916	2,916
Activity during the year		
Sale of Kroger Specialty Pharmacy see Note 17	(242)	—
Balance end of year		
Goodwill	5,385	5,737
Accumulated impairment losses	(2,711)	(2,821)
Total Goodwill	$ 2,674	$ 2,916

Testing for impairment is performed annually, or on an interim basis upon the occurrence of a triggering event or a change in circumstances that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The annual evaluation of goodwill and indefinite-lived intangible assets was performed during the fourth quarter of 2024, 2023 and 2022. The evaluation did not result in impairment in 2023. The evaluation resulted in an impairment of indefinite-lived trade name assets in 2024 and an impairment of goodwill in 2022.

Based on the results of the Company's impairment assessment in the fourth quarter of 2022, Vitacost.com recorded a $160 goodwill impairment. In the fourth quarter of 2022, as the Company's digital strategy evolved, the Company's primary focus was to effectively utilize its Pickup and Delivery capabilities. This reprioritization resulted in reduced long-term profitability expectations and a decline in the market value for one underlying channel of business and led to the pre-tax and after-tax impairment charge of $160. The pre-impairment goodwill balance for Vitacost.com was $160 as of the fourth quarter 2022. There is no goodwill remaining for Vitacost.com as of January 28, 2023.

The following table summarizes the Company's intangible assets balance through February 1, 2025:

	2024		2023	
	Gross carrying amount	Accumulated amortization[1]	Gross carrying amount	Accumulated amortization[1]
Definite-lived pharmacy prescription files[2]	$ 247	$ (183)	$ 360	$ (259)
Definite-lived customer relationships[2]	148	(145)	186	(179)
Definite-lived other[2]	106	(92)	118	(103)
Indefinite-lived trade name	655	—	685	—
Indefinite-lived liquor licenses	98	—	91	—
Total	$ 1,254	$ (420)	$ 1,440	$ (541)

(1) Pharmacy prescription files are amortized to merchandise costs, customer relationships are amortized to depreciation and amortization expense and other intangibles are amortized to OG&A expense and depreciation and amortization expense.

(2) The reduction of these definite-lived intangible assets between 2024 and 2023 are primarily the result of the sale of the Kroger Specialty Pharmacy in the third quarter of 2024 (see Note 17).

Based on the results of the Company's impairment assessment in the fourth quarter of 2024, a $30, $24 net of tax, impairment was recognized for indefinite-lived trade names.

Amortization expense associated with intangible assets totaled approximately $30, $42 and $52, during fiscal years 2024, 2023 and 2022, respectively. Future amortization expense associated with the net carrying amount of definite-lived intangible assets for the years subsequent to 2024 is estimated to be approximately:

2025	$ 27
2026	12
2027	11
2028	10
2029	10
Thereafter	11
Total future estimated amortization associated with definite-lived intangible assets	$ 81

3. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consists of:

	2024	2023
Land	$ 3,609	$ 3,512
Buildings and land improvements	16,100	15,137
Equipment	21,082	19,375
Leasehold improvements	13,287	12,394
Construction-in-progress	3,162	3,574
Leased property under finance leases	2,832	2,701
Total property, plant and equipment	60,072	56,693
Accumulated depreciation and amortization	(34,369)	(31,463)
Property, plant and equipment, net	$ 25,703	$ 25,230

Accumulated depreciation and amortization for leased property under finance leases was $915 at February 1, 2025 and $730 at February 3, 2024.

Approximately $97 and $104 net book value of property, plant and equipment collateralized certain mortgages at February 1, 2025 and February 3, 2024 respectively.

Capitalized implementation costs associated with cloud computing arrangements of $270, net of accumulated amortization of $97, and $257, net of accumulated amortization of $65, are included in "Other assets" in the Company's Consolidated Balance Sheets as of February 1, 2025 and February 3, 2024, respectively. The corresponding cash flows related to these arrangements are included in "Net cash provided by operating activities" in the Company's Consolidated Statements of Cash Flows.

4. TAXES BASED ON INCOME

The provision for taxes based on income consists of:

	2024	2023	2022
Federal			
Current	$ 622	$ 707	$ 401
Deferred	(62)	(130)	162
Subtotal federal	560	577	563
State and local			
Current	97	114	91
Deferred	13	(24)	(1)
Subtotal state and local	110	90	90
Total	$ 670	$ 667	$ 653

A reconciliation of the statutory federal rate and the effective rate follows:

	2024	2023	2022
Statutory rate	21.0 %	21.0 %	21.0 %
State income taxes, net of federal tax benefit	2.6	2.5	2.5
Credits	(0.8)	(1.1)	(0.8)
Resolution of tax audit examinations	(0.2)	—	(0.2)
Excess tax benefits from share-based payments	(0.9)	(0.7)	(1.9)
Impairment of goodwill related to Vitacost.com	—	—	1.2
Non-deductible legal settlements	(0.1)	1.4	—
Non-deductible executive compensation	0.2	0.3	0.5
Tax benefit from sale of Kroger Specialty Pharmacy	(0.9)	—	—
Other changes, net	(0.9)	0.1	0.2
Effective income tax rate	20.0 %	23.5 %	22.5 %

The 2024 tax rate differed from the federal statutory rate due to a tax benefit from recognizing deferred tax assets related to the sale of Kroger Specialty Pharmacy, the benefit from share-based payments and the utilization of tax credits, partially offset by the effect of state income taxes.

The 2023 tax rate differed from the federal statutory rate due to the effect of state income taxes and the nondeductible portion of opioid settlement charges, partially offset by the benefit from share-based payments and the utilization of tax credits.

The 2022 tax rate differed from the federal statutory rate due to the effect of state income taxes and non-deductible goodwill impairment charges related to Vitacost.com, partially offset by the benefits from share-based payments and the utilization of tax credits.

The tax effects of significant temporary differences that comprise tax balances were as follows:

	2024	2023
Deferred tax assets:		
Compensation related costs	$ 338	$ 361
Lease liabilities	2,126	2,100
Closed store reserves	58	51
Net operating loss and credit carryforwards	70	76
Deferred income	83	102
Legal settlements	303	313
Allowance for uncollectible receivables	24	30
Other	44	—
Subtotal	3,046	3,033
Valuation allowance	(54)	(55)
Total deferred tax assets	2,992	2,978
Deferred tax liabilities:		
Depreciation and amortization	(1,895)	(2,038)
Operating lease assets	(2,002)	(1,985)
Insurance related costs	(229)	(241)
Inventory related costs	(283)	(259)
Other	—	(16)
Total deferred tax liabilities	(4,409)	(4,539)
Net deferred tax liabilities	$ (1,417)	$ (1,561)

As of February 3, 2024, deferred tax assets of $18 are included in "Other assets" in the Company's Consolidated Balance Sheets. At February 1, 2025, the Company had net operating loss carryforwards for state income tax purposes of $1,283. The majority of these net operating loss carryforwards expire from 2025 through 2044. The utilization of certain of the Company's state net operating loss carryforwards may be limited in a given year. Further, based on the analysis described below, the Company has recorded a valuation allowance against some of the deferred tax assets resulting from its state net operating losses.

At February 1, 2025, the Company had state credit carryforwards of $7 which expire from 2025 through 2038. The utilization of certain of the Company's credits may be limited in a given year. Further, based on the analysis described below, the Company has recorded a valuation allowance against some of the deferred tax assets resulting from its state credits.

The Company regularly reviews all deferred tax assets on a tax filer and jurisdictional basis to estimate whether these assets are more likely than not to be realized based on all available evidence. This evidence includes historical taxable income, projected future taxable income, the expected timing of the reversal of existing temporary differences and the implementation of tax planning strategies. Projected future taxable income is based on expected results and assumptions as to the jurisdiction in which the income will be earned. The expected timing of the reversals of existing temporary differences is based on current tax law and the Company's tax methods of accounting. Unless deferred tax assets are more likely than not to be realized, a valuation allowance is established to reduce the carrying value of the deferred tax asset until such time that realization becomes more likely than not. Increases and decreases in these valuation allowances are included in "Income tax expense" in the Consolidated Statements of Operations. As of February 1, 2025, February 3, 2024, and January 28, 2023, the total valuation allowance was $54, $55, and $83, respectively.

A reconciliation of the beginning and ending amount of unrecognized tax benefits, including positions affecting only the timing of tax benefits, is as follows:

	2024	2023	2022
Beginning balance	$ 90	$ 93	$ 100
Additions based on tax positions related to the current year	11	10	8
Additions for tax positions of prior years	12	3	6
Reductions for tax positions of prior years	—	(9)	(4)
Settlements	(4)	(1)	(9)
Lapse of statute	(7)	(6)	(8)
Ending balance	$ 102	$ 90	$ 93

As of February 1, 2025, February 3, 2024, and January 28, 2023 the amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate was $70, $62, and $66, respectively.

To the extent interest and penalties would be assessed by taxing authorities on any underpayment of income tax, such amounts have been accrued and classified as a component of income tax expense. During the years ended February 1, 2025, February 3, 2024, and January 28, 2023, the Company recognized approximately $4, $1, and $(6), respectively, in interest and penalties (recoveries). The Company had accrued approximately $19, $15, and $14 for the payment of interest and penalties as of February 1, 2025, February 3, 2024, and January 28, 2023, respectively.

As of February 1, 2025, the years ended January 30, 2021 and forward remain open for review for federal income tax purposes.

5. DEBT OBLIGATIONS

Long-term debt consists of:

	February 1, 2025	February 3, 2024
1.70% to 8.00% Senior Notes due through 2064	$ 14,854	$ 9,123
Other	1,055	1,064
Total debt, excluding obligations under finance leases	15,909	10,187
Less current portion	(104)	(25)
Total long-term debt, excluding obligations under finance leases	$ 15,805	$ 10,162

In 2024, the Company issued $10,500 of senior notes to pay a portion of the cash consideration for its proposed merger with Albertsons and general corporate purposes. The Company repaid certain senior notes of $4,700 that were subject to a special mandatory redemption due to the termination of the merger. For additional information related to these issuances and repayments, see Note 18 to the Consolidated Financial Statements.

In 2023, the Company repaid $600 of senior notes bearing an interest rate of 3.85% and $500 of senior notes bearing an interest rate of 4.00%, all using cash on hand.

On September 13, 2024, the Company entered into an unsecured revolving credit facility (the "Credit Agreement"), with a termination date of September 13, 2029, unless extended as permitted under the Credit Agreement. This Credit Agreement amended the Company's $2,750 credit facility that would otherwise have terminated on July 6, 2026. Under the Credit Agreement, the aggregate amount of initial commitments under the revolving credit facility is $2,750, which could have been increased by $2,250 to $5,000 upon the closing date of the proposed merger with Albertsons (such additional commitments, the "Albertsons Closing Date Additional Commitments"). Concurrently with the termination of the Merger Agreement on December 11, 2024, the Albertsons Closing Date Additional Commitments were automatically terminated in accordance with the terms of the Credit Agreement. On and after December 11, 2024, the amount of outstanding commitments under the Credit Agreement is $2,750.

Borrowings under the Credit Agreement bear interest, at the Company's option, at either (i) adjusted Term Secured Overnight Financing Rate ("SOFR") plus a market spread, based on the Company's Public Debt Rating or (ii) the base rate, defined as the highest of (a) the Federal Funds Rate plus 0.5%, (b) Bank of America's prime rate, and (c) one-month Term SOFR plus 1.0%, plus a market rate spread based on the Company's Public Debt Rating. The Company will also pay a Commitment Fee based on its Public Debt Rating and Letter of Credit fees equal to a market rate spread based on the Company's Public Debt Rating. "Public Debt Rating" means, as of any date, the rating that has been most recently announced by either S&P or Moody's, as the case may be, for any class of non-credit enhanced long-term senior unsecured debt issued by the Company.

The Credit Agreement contains a covenant, which, among other things, requires the maintenance of a leverage ratio of not greater than 3.50:1.00. The Company may repay the Credit Agreement in whole or in part at any time without premium or penalty. The Credit Agreement is not guaranteed by the Company's subsidiaries.

Cash paid for interest expense related to long term debt including obligations under finance leases was $554, $636 and $578 for 2024, 2023 and 2022, respectively. Interest income of approximately $311, $118 and $33 for 2024, 2023 and 2022, respectively, is included in "Net interest expense" in the Company's Consolidated Statements of Operations.

For additional information about the Company's unsecured bridge term loan facility, term loan credit agreement and completed senior notes issuance related to the terminated Albertsons merger, see Note 18 to the Consolidated Financial Statements.

As of February 1, 2025 and February 3, 2024, Other debt consisted primarily of a financial obligation related to a sale transaction for properties that did not qualify for sale-leaseback accounting treatment in 2021.

As of February 1, 2025 and February 3, 2024, the Company had no commercial paper borrowings and no borrowings under the Credit Agreement.

As of February 1, 2025, the Company had outstanding letters of credit in the amount of $261, of which $1 reduces funds available under the Credit Agreement. As of February 3, 2024, the Company had outstanding letters of credit in the amount of $314, of which $2 reduces funds available under the Credit Agreement. The letters of credit are maintained primarily to support performance, payment, deposit or surety obligations of the Company.

Most of the Company's outstanding public debt is subject to early redemption at varying times and premiums, at the option of the Company. In addition, subject to certain conditions, some of the Company's publicly issued debt is subject to redemption, in whole or in part, at the option of the holder upon the occurrence of a redemption event, upon not less than five days' notice prior to the date of redemption, at a redemption price equal to the default amount, plus a specified premium. "Redemption Event" is defined in the indentures as the occurrence of (i) any person or group, together with any affiliate thereof, beneficially owning 50% or more of the voting power of the Company, (ii) any one person or group, or affiliate thereof, succeeding in having a majority of its nominees elected to the Company's Board of Directors, in each case, without the consent of a majority of the continuing directors of the Company or (iii) both a change of control and a below investment grade rating.

The aggregate annual maturities and scheduled payments of long-term debt, as of year-end 2024, and for the years subsequent to 2024 are:

2025	$ 104
2026	1,300
2027	606
2028	675
2029	583
Thereafter	12,641
Total debt	$ 15,909

6. DERIVATIVE FINANCIAL INSTRUMENTS

GAAP requires that derivatives be carried at fair value on the balance sheet and provides for hedge accounting when certain conditions are met. The Company's derivative financial instruments are recognized on the balance sheet at fair value. Changes in the fair value of derivative instruments designated as "cash flow" hedges, to the extent the hedges are highly effective, are recorded in other comprehensive income, net of tax effects. Ineffective cash flow hedges, if any, are recognized in current period earnings. Other comprehensive income or loss is reclassified into current period earnings when the hedged transaction affects earnings. Changes in the fair value of derivative instruments designated as "fair value" hedges, along with corresponding changes in the fair values of the hedged assets or liabilities, are recorded in current period earnings. Ineffective fair value hedges, if any, are recognized in current period earnings. Changes in fair value of derivative instruments not designated as hedges are recognized in current period earnings and included in "(Loss) gain on investments" in the Company's Consolidated Statements of Operations.

The Company assesses, both at the inception of the hedge and on an ongoing basis, whether derivatives used as hedging instruments are highly effective in offsetting the changes in the fair value or cash flow of the hedged items. If it is determined that a derivative is not highly effective as a hedge or ceases to be highly effective, the Company discontinues hedge accounting prospectively.

Interest Rate Risk Management

The Company is exposed to market risk from fluctuations in interest rates. The Company manages its exposure to interest rate fluctuations through the use of a commercial paper program, interest rate swaps (fair value hedges) and forward-starting interest rate swaps (cash flow hedges). The Company's current program relative to interest rate protection contemplates hedging the exposure to changes in the fair value of fixed-rate debt attributable to changes in interest rates. To do this, the Company uses the following guidelines: (i) use average daily outstanding borrowings to determine annual debt amounts subject to interest rate exposure, (ii) limit the average annual amount subject to interest rate reset and the amount of floating rate debt to a combined total amount that represents 25% of the carrying value of the Company's debt portfolio or less, (iii) include no leveraged products, and (iv) hedge without regard to profit motive or sensitivity to current mark-to-market status.

The Company reviews compliance with these guidelines annually with the Finance Committee of the Board of Directors. These guidelines may change as the Company's needs dictate.

Fair Value Interest Rate Swaps

The Company did not have any outstanding interest rate derivatives classified as fair value hedges as of February 1, 2025 or February 3, 2024.

Cash Flow Forward-Starting Interest Rate Swaps

The Company did not have any outstanding forward-starting interest rate swaps as of February 1, 2025.

As of February 3, 2024, the Company had five forward-starting interest rate swap agreements with a maturity date of August 1, 2027 with an aggregate notional amount totaling $5,350. A forward-starting interest rate swap is an agreement that effectively hedges the variability in future benchmark interest payments attributable to changes in interest rates on the forecasted issuance of fixed-rate debt. The Company entered into these forward-starting interest rate swaps to hedge the variability in future benchmark interest payments attributable to changing interest rates on the forecasted issuance of fixed-rate debt that was issued in 2024.

A notional amount of $2,350 of these forward-starting interest rate swaps was designated as a cash-flow hedge as defined by GAAP. Accordingly, the changes in fair value of these forward-starting interest rate swaps are recorded to accumulated other comprehensive income and reclassified into net earnings when the hedged transaction affects net earnings. As of February 3, 2024, the fair value of the interest rate swaps designated as cash flow hedges was recorded in "Other Assets" for $125 and accumulated other comprehensive income for $95, net of tax.

The remainder of the notional amount of $3,000 of the forward-starting interest rate swaps was not designated as a cash-flow hedge. Accordingly, the changes in the fair value of these forward-starting interest rate swaps not designated as cash-flow hedges are recognized through net earnings. As of February 3, 2024, the fair value of these swaps was recorded in "Other Assets" for $35 and "Other long-term liabilities" for $3. In 2023, the Company recognized an unrealized gain of $174 related to these swaps that is included in "(Loss) gain on investments" in the Company's Consolidated Statements of Operations.

In 2024, the Company terminated these five forward-starting interest rate swaps with a maturity date of August 1, 2027 with an aggregate notional amount totaling $5,350. For the notional amount of $2,350 of these forward-starting interest rate swaps that was designated as a cash-flow hedge, the unamortized gain of $48, $36 net of tax, has been deferred in accumulated other comprehensive income and will be amortized to earnings as the interest payments are made. For the remainder of the notional amount of $3,000 of the forward-starting interest rate swaps not designated as a cash-flow hedge, the Company recognized a realized loss of $55 that is included in "(Loss) gain on investments" in the Company's Consolidated Statements of Operations.

In 2024, the Company entered into two 10-year treasury lock agreements with an aggregate notional amount of $2,100 and a weighted-average interest rate of 3.91% and two 30-year treasury lock agreements with an aggregate notional amount of $3,250 and a weighted-average interest rate of 4.11%. These treasury locks were an agreement used to hedge the U.S. Treasury benchmark interest rate associated with future interest payments on the forecasted issuance of fixed-rate debt that was issued in 2024. These treasury locks were designated as cash-flow hedges as defined by GAAP. Accordingly, the changes in fair value of these treasury locks are recorded to accumulated other comprehensive income and reclassified into net earnings when the hedged transaction affects net earnings. In 2024, the Company terminated these treasury lock agreements. The unamortized loss of $56, $43 net of tax, has been deferred in accumulated other comprehensive loss and will be amortized to earnings as the interest payments are made.

The following table summarizes the effect of the Company's derivative instruments designated as cash flow hedges for 2024, 2023 and 2022:

Derivatives in Cash Flow Hedging Relationships	Year-To-Date						
	Amount of Gain/(Loss) in AOCI on Derivative			Amount of Gain/(Loss) Reclassified from AOCI into Income			Location of Gain/(Loss) Reclassified into Income
	2024	2023	2022	2024	2023	2022	
Forward-Starting Interest Rate Swaps, net of tax[1]	$ (34)	$ 60	$ (129)	$ (8)	$ (6)	$ (7)	Net interest expense

(1) The amounts of Gain/(Loss) reclassified from AOCI into income on derivatives include unamortized proceeds and payments from forward-starting interest rate swaps once classified as cash flow hedges that were terminated prior to the end of 2024.

For the above cash flow interest rate swaps, the Company has entered into International Swaps and Derivatives Association master netting agreements that permit the net settlement of amounts owed under their respective derivative contracts. Under these master netting agreements, net settlement generally permits the Company or the counterparty to determine the net amount payable for contracts due on the same date and in the same currency for similar types of derivative transactions. These master netting agreements generally also provide for net settlement of all outstanding contracts with a counterparty in the case of an event of default or a termination event.

Collateral is generally not required of the counterparties or of the Company under these master netting agreements. As of February 1, 2025, no cash collateral was received or pledged under the master netting agreements.

The effect of the net settlement provisions of these master netting agreements on the Company's derivative balances upon an event of default or termination event is as follows as of February 3, 2024:

February 3, 2024	Gross Amount Recognized	Gross Amounts Offset in the Balance Sheet	Net Amount Presented in the Balance Sheet	Gross Amounts Not Offset in the Balance Sheet		Net Amount
				Financial Instruments	Cash Collateral	
Assets						
Cash Flow Forward-Starting Interest Rate Swaps	$ 160	$ —	$ 160	$ —	$ —	$ 160
Liabilities						
Cash Flow Forward-Starting Interest Rate Swaps	$ 3	$ —	$ 3	$ —	$ —	$ 3

7. FAIR VALUE MEASUREMENTS

GAAP establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The three levels of the fair value hierarchy defined in the standards are as follows:

Level 1 - Quoted prices are available in active markets for identical assets or liabilities;

Level 2 - Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable;

Level 3 - Unobservable pricing inputs in which little or no market activity exists, therefore requiring an entity to develop its own assumptions about the assumptions that market participants would use in pricing an asset or liability.

For items carried at (or adjusted to) fair value in the consolidated financial statements, the following tables summarize the fair value of these instruments at February 1, 2025 and February 3, 2024:

February 1, 2025 Fair Value Measurements Using

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Total
Marketable Securities	$ 274	$ —	$ 274
Commodity Contracts	—	(1)	(1)
Total	$ 274	$ (1)	$ 273

February 3, 2024 Fair Value Measurements Using

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Total
Marketable Securities	$ 646	$ —	$ 646
Forward-Starting Interest Rate Swaps and Commodity Contracts	—	155	155
Total	$ 646	$ 155	$ 801

The Company values interest rate hedges using observable forward yield curves. These forward yield curves are classified as Level 2 inputs.

Fair value measurements of non-financial assets and non-financial liabilities are primarily used in the impairment analysis of goodwill, other intangible assets, long-lived assets and in the valuation of store lease exit costs. The Company reviews goodwill and indefinite-lived intangible assets for impairment annually, during the fourth quarter of each fiscal year, and as circumstances indicate the possibility of impairment. See Note 2 for further discussion related to the Company's carrying value of goodwill. Long-lived assets and store lease exit costs were measured at fair value on a nonrecurring basis using Level 3 inputs as defined in the fair value hierarchy. See Note 1 for further discussion of the Company's policies for impairments of long-lived assets and valuation of store lease exit costs. In 2024, long-lived assets with a carrying amount of $229 were written down to their fair value of $131, resulting in an impairment charge of $98, which includes $25, $19 net of tax, for property losses. In 2023, long-lived assets with a carrying amount of $72 were written down to their fair value of $3, resulting in an impairment charge of $69.

Fair Value of Other Financial Instruments

Current and Long-term Debt

The fair value of the Company's long-term debt, including current maturities, was estimated based on the quoted market prices for the same or similar issues adjusted for illiquidity based on available market evidence. If quoted market prices were not available, the fair value was based upon the net present value of the future cash flow using the forward interest rate yield curve in effect at respective year-ends. At February 1, 2025, the fair value of total debt excluding obligations under finance leases was $14,648 compared to a carrying value of $15,909. At February 3, 2024, the fair value of total debt excluding obligations under finance leases was $9,401 compared to a carrying value of $10,187.

Contingent Consideration

As a result of the Home Chef merger in 2018, the Company recognized a contingent liability of $91 on the acquisition date. The contingent consideration was measured using unobservable (Level 3) inputs and was included in "Other long-term liabilities" within the Consolidated Balance Sheet. The Company estimated the fair value of the earnout liability by applying a Monte-Carlo simulation method using the Company's projection of future operating results for both the online and offline businesses related to the Home Chef merger and the estimated probability of achievement of the earnout target metrics. The Monte-Carlo simulation is a generally accepted statistical technique used to generate a defined number of valuation paths in order to develop a reasonable estimate of the fair value of the earnout liability. The liability is remeasured to fair value using the Monte-Carlo simulation method at each reporting period, and the change in fair value, including accretion for the passage of time, is recognized in net earnings until the contingency is resolved. In 2020, the Company amended the contingent consideration agreement including the performance milestones to align with the Company's current business strategies. In 2022, the Company recorded adjustments to increase the contingent consideration liability for $20 in OG&A. During 2023, the Company made the final contingent consideration payment of $83 which was based on the fair value of the outstanding year-end 2022 liability.

Cash and Temporary Cash Investments, Store Deposits In-Transit, Receivables, Prepaid and Other Current Assets, Accounts Payable, Accrued Salaries and Wages and Other Current Liabilities

The carrying amounts of these items approximated fair value due to their short-term nature.

Other Assets

The fair value of certain financial instruments, measured using Level 1 inputs, was $183 and $578 as of February 1, 2025 and February 3, 2024, respectively, and is included in "Other assets" in the Company's Consolidated Balance Sheets. The unrealized loss for these Level 1 investments was approximately $116 and $66 for 2024 and 2023, respectively, and is included in "(Loss) gain on investments" in the Company's Consolidated Statements of Operations.

In 2024, the Company fully exited its position in a Level 1 equity investment, receiving proceeds totaling approximately $303, resulting in a realized gain of $23, which is included in "(Loss) gain on investments" in the Company's Consolidated Statements of Operations.

The Company held other equity investments without a readily determinable fair value. These investments are measured initially at cost and remeasured for observable price changes to fair value through net earnings. The value of these investments was $96 and $92 as of February 1, 2025 and February 3, 2024, respectively, and is included in "Other assets" in the Company's Consolidated Balance Sheets. There were no material observable price changes or impairments for these investments without a readily determinable fair value during 2024 or 2023, and as such, they are excluded from the fair value measurements table above for February 1, 2025 and February 3, 2024.

The following table presents the Company's remaining other assets as of February 1, 2025 and February 3, 2024:

	February 1, 2025	February 3, 2024
Other Assets		
Equity method and other long-term investments	$ 314	$ 290
Notes receivable	75	78
Prepaid deposits under certain contractual arrangements	201	193
Implementation costs related to cloud computing arrangements	270	257
Forward-starting interest rate swaps	—	160
Funded asset status of pension plans	24	44
Other	130	128
Total	$ 1,014	$ 1,150

8. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The following table represents the changes in AOCI by component for the years ended February 1, 2025 and February 3, 2024:

	Cash Flow Hedging Activities[1]	Pension and Postretirement Defined Benefit Plans[1]	Total[1]
Balance at January 28, 2023	$ (129)	$ (503)	$ (632)
OCI before reclassifications[2]	183	(35)	148
Amounts reclassified out of AOCI[3]	6	(11)	(5)
Net current-period OCI	189	(46)	143
Balance at February 3, 2024	$ 60	$ (549)	$ (489)
Balance at February 3, 2024	$ 60	$ (549)	$ (489)
OCI before reclassifications[2]	(103)	(33)	(136)
Amounts reclassified out of AOCI[3]	8	(4)	4
Net current-period OCI	(95)	(37)	(132)
Balance at February 1, 2025	$ (35)	$ (586)	$ (621)

(1) All amounts are net of tax.
(2) Net of tax of $(11) and $56 for pension and postretirement defined benefit plans and cash flow hedging activities, respectively, as of February 3, 2024. Net of tax of $(10) and $(31) for pension and postretirement defined benefit plans and cash flow hedging activities, respectively, as of February 1, 2025.
(3) Net of tax of $(3) and $2 for pension and postretirement defined benefit plans and cash flow hedging activities, respectively, as of February 3, 2024. Net of tax of $(1) and $1 for pension and postretirement defined benefit plans and cash flow hedging activities, respectively, as of February 1, 2025.

The following table represents the items reclassified out of AOCI and the related tax effects for the years ended February 1, 2025, February 3, 2024 and January 28, 2023:

	For the year ended February 1, 2025	For the year ended February 3, 2024	For the year ended January 28, 2023
Cash flow hedging activity items:			
Amortization of gains and losses on cash flow hedging activities[1]	$ 9	$ 8	$ 9
Tax expense	(1)	(2)	(2)
Net of tax	8	6	7
Pension and postretirement defined benefit plan items:			
Amortization of amounts included in net periodic pension cost[2]	(5)	(14)	7
Tax expense	1	3	(2)
Net of tax	(4)	(11)	5
Total reclassifications, net of tax	$ 4	$ (5)	$ 12

(1) Reclassified from AOCI into interest expense.
(2) Reclassified from AOCI into non-service component of company-sponsored pension plan costs. These components are included in the computation of net periodic pension expense.

9.   LEASES AND LEASE-FINANCED TRANSACTIONS

The Company leases certain store real estate, warehouses, distribution centers, fulfillment centers, office space and equipment. The Company operates in leased facilities in approximately half of its store locations. Lease terms generally range from 10 to 20 years with options to renew for varying terms at the Company's sole discretion. Certain leases also include options to purchase the leased property. Leases with an initial term of 12 months or less are not recorded on the balance sheet. Certain leases include escalation clauses or payment of executory costs such as property taxes, utilities or insurance and maintenance. Rent expense for leases with escalation clauses or other lease concessions are accounted for on a straight-line basis over the lease term. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants. Certain properties or portions thereof are subleased to others for periods generally ranging from one to 20 years.

The following table provides supplemental balance sheet classification information related to leases:

	Classification		February 1, 2025		February 3, 2024
Assets					
Operating	Operating lease assets	$	6,839	$	6,692
Finance	Property, plant and equipment, net[1]		1,917		1,971
Total leased assets		$	8,756	$	8,663
Liabilities					
Current					
Operating	Current portion of operating lease liabilities	$	599	$	670
Finance	Current portion of long-term debt including obligations under finance leases		168		173
Noncurrent					
Operating	Noncurrent operating lease liabilities		6,578		6,351
Finance	Long-term debt including obligations under finance leases		1,828		1,866
Total lease liabilities		$	9,173	$	9,060

(1) Finance lease assets are recorded net of accumulated amortization of $915 and $730 as of February 1, 2025 and February 3, 2024, respectively.

The following table provides the components of lease cost:

Lease Cost	Classification		Year-To-Date February 1, 2025		Year-To-Date February 3, 2024
Operating lease cost[1]	Rent Expense	$	988	$	1,006
Sublease and other rental income	Rent Expense		(111)		(115)
Finance lease cost					
Amortization of leased assets	Depreciation and Amortization		203		195
Interest on lease liabilities	Interest Expense		84		78
Net lease cost		$	1,164	$	1,164

(1) Includes short-term leases and variable lease costs, which are immaterial.

Maturities of operating and finance lease liabilities are listed below. Amounts in the table include options to extend lease terms that are reasonably certain of being exercised.

	Operating Leases	Finance Leases	Total
2025	$ 974	$ 261	$ 1,235
2026	921	262	1,183
2027	866	265	1,131
2028	799	259	1,058
2029	734	255	989
Thereafter	5,832	1,280	7,112
Total lease payments	10,126	2,582	$ 12,708
Less amount representing interest	2,949	586	
Present value of lease liabilities[1]	$ 7,177	$ 1,996	

(1) Includes the current portion of $599 for operating leases and $168 for finance leases.

Total future minimum rentals under non-cancellable subleases at February 1, 2025 were $269.

The following table provides the weighted-average lease term and discount rate for operating and finance leases:

	February 1, 2025	February 3, 2024
Weighted-average remaining lease term (years)		
Operating leases	13.7	13.9
Finance leases	11.5	11.8
Weighted-average discount rate		
Operating leases	4.6 %	4.4 %
Finance leases	4.7 %	3.8 %

The following table provides supplemental cash flow information related to leases:

	Year-To-Date February 1, 2025		Year-To-Date February 3, 2024	
Cash paid for amounts included in the measurement of lease liabilities				
Operating cash flows from operating leases	$	916	$	984
Operating cash flows from finance leases	$	84	$	78
Financing cash flows from finance leases	$	168	$	173
Leased assets obtained in exchange for new operating lease liabilities	$	786	$	700
Leased assets obtained in exchange for new finance lease liabilities	$	157	$	168
Net gain recognized from sale and leaseback transactions[1]	$	39	$	37
Impairment of operating lease assets	$	13	$	15
Impairment of finance lease assets	$	—	$	—

(1) In 2024, the Company entered into sale leaseback transactions related to five properties, which resulted in total proceeds of $52. In 2023, the Company entered into sale leaseback transactions related to nine properties, which resulted in total proceeds of $52.

On May 17, 2018, the Company entered into a Partnership Framework Agreement with Ocado International Holdings Limited and Ocado Group plc ("Ocado"), which has since been amended. Under this agreement, Ocado will partner exclusively with the Company in the U.S., enhancing the Company's digital and robotics capabilities in its distribution networks. In 2024, the Company did not open any additional Kroger Delivery customer fulfillment centers. The Company determined the arrangement with Ocado contains a lease of the robotic equipment used to fulfill customer orders. As a result, the Company establishes a finance lease when each facility begins fulfilling orders to customers. The base term of each lease is 10 years with options to renew at the Company's sole discretion. The Company elected to combine the lease and non-lease elements in the contract. As a result, the Company will account for all payments to Ocado as lease payments. In 2024, the Company recorded finance lease assets of $91 and finance lease liabilities of $73 related to the Company's agreement with Ocado. In 2023, the Company recorded finance lease assets of $147 and finance lease liabilities of $135 related to the Company's agreement with Ocado. As of February 1, 2025 and February 3, 2024, the Company had $926 and $960, respectively, of net finance lease assets included within "Property, plant and equipment, net" in the Company's Consolidated Balance Sheets related to the Company's agreement with Ocado. As of February 1, 2025 and February 3, 2024, the Company had $104 and $100, respectively, of current finance lease liabilities recorded within "Current portion of long-term debt including obligations under finance leases" and $781 and $814, respectively, of non-current finance lease liabilities recorded within "Long-term debt including obligations under finance leases" in the Company's Consolidated Balance Sheets.

10. EARNINGS PER COMMON SHARE

Net earnings attributable to The Kroger Co. per basic common share equals net earnings attributable to The Kroger Co. less income allocated to participating securities divided by the weighted average number of common shares outstanding. Net earnings attributable to The Kroger Co. per diluted common share equals net earnings attributable to The Kroger Co. less income allocated to participating securities divided by the weighted average number of common shares outstanding, after giving effect to dilutive stock options. The following table provides a reconciliation of net earnings attributable to The Kroger Co. and shares used in calculating net earnings attributable to The Kroger Co. per basic common share to those used in calculating net earnings attributable to The Kroger Co. per diluted common share:

	For the year ended February 1, 2025			For the year ended February 3, 2024			For the year ended January 28, 2023		
(in millions, except per share amounts)	Earnings (Numerator)	Shares (Denominator)	Per Share Amount	Earnings (Numerator)	Shares (Denominator)	Per Share Amount	Earnings (Numerator)	Shares (Denominator)	Per Share Amount
Net earnings attributable to The Kroger Co. per basic common share	$ 2,645	715	$ 3.70	$ 2,146	718	$ 2.99	$ 2,224	718	$ 3.10
Dilutive effect of stock options		5			7			9	
Net earnings attributable to The Kroger Co. per diluted common share	$ 2,645	720	$ 3.67	$ 2,146	725	$ 2.96	$ 2,224	727	$ 3.06

The Company had combined undistributed and distributed earnings to participating securities totaling $20, $18 and $20 in 2024, 2023 and 2022, respectively.

The Company had stock options outstanding for approximately 2.9 million, 2.8 million and 1.7 million shares, respectively, for the years ended February 1, 2025, February 3, 2024 and January 28, 2023, which were excluded from the computations of net earnings per diluted common share because their inclusion would have had an anti-dilutive effect on net earnings per diluted share.

11. STOCK-BASED COMPENSATION

The Company recognizes compensation expense for all share-based payments granted. The Company recognizes share-based compensation expense, net of an estimated forfeiture rate, over the requisite service period of the award based on the fair value at the date of the grant.

The Company grants options for common shares ("stock options") to employees under various plans at an option price equal to the fair market value of the underlying shares on the grant date of the award. The Company accounts for stock options under the fair value recognition provisions. Stock options typically expire 10 years from the date of grant. Stock options vest between one and four years from the date of grant.

In addition to the stock options described above, the Company awards restricted stock to employees and incentive shares to nonemployee directors under various plans. The restrictions on the restricted share awards generally lapse between one and four years from the date of the awards. The Company determines the fair value for restricted stock awards in an amount equal to the fair market value of the underlying shares on the grant date of the award.

At February 1, 2025, approximately 29 million common shares were available for future options or restricted stock grants under the 2019 Amended and Restated Long-Term Incentive Plan. Options granted reduce the shares available under the Plans at a ratio of one to one. Restricted stock grants reduce the shares available under the Plans at a ratio of 2.83 to one.

Equity awards granted are based on the aggregate value of the award on the grant date. This can affect the number of shares granted in a given year as equity awards. Excess tax benefits related to equity awards are recognized in the provision for income taxes. Equity awards may be approved at one of four meetings of its Board of Directors occurring shortly after the Company's release of quarterly earnings. The 2024 primary grants were made in conjunction with the March and June meetings of the Company's Board of Directors.

All awards become immediately exercisable upon certain changes of control of the Company.

Stock Options

Changes in options outstanding under the stock option plans are summarized below:

	Shares subject to option (in millions)		Weighted-average exercise price
Outstanding, year-end 2021	21.1	$	28.15
Granted	1.2	$	56.13
Exercised	(5.4)	$	26.02
Canceled or Forfeited	(0.3)	$	31.54
Outstanding, year-end 2022	16.6	$	30.81
Granted	1.3	$	47.23
Exercised	(2.4)	$	24.04
Canceled or Forfeited	(0.1)	$	39.45
Outstanding, year-end 2023	15.4	$	33.11
Granted	1.2	$	55.50
Exercised	(4.6)	$	29.75
Canceled or Forfeited	(0.4)	$	45.79
Outstanding, year-end 2024	11.6	$	36.25

A summary of options outstanding, exercisable and expected to vest at February 1, 2025 follows:

	Number of shares (in millions)	Weighted-average remaining contractual life (in years)	Weighted-average exercise price		Aggregate intrinsic value (in millions)
Options Outstanding	11.6	4.86	$	36.25	$ 294
Options Exercisable	8.8	3.84	$	31.76	$ 262
Options Expected to Vest	2.7	8.02	$	50.14	$ 31

Restricted stock

Changes in restricted stock outstanding under the restricted stock plans are summarized below:

	Restricted shares outstanding (in millions)	Weighted-average grant-date fair value	
Outstanding, year-end 2021	7.2	$	32.52
Granted	3.0	$	50.50
Lapsed	(4.0)	$	32.16
Canceled or Forfeited	(0.4)	$	38.32
Outstanding, year-end 2022	5.8	$	41.76
Granted	3.5	$	47.06
Lapsed	(3.1)	$	40.37
Canceled or Forfeited	(0.3)	$	45.32
Outstanding, year-end 2023	5.9	$	45.49
Granted	3.2	$	53.29
Lapsed	(3.2)	$	44.22
Canceled or Forfeited	(0.5)	$	48.76
Outstanding, year-end 2024	5.4	$	50.58

The weighted-average grant date fair value of stock options granted during 2024, 2023 and 2022 was $17.05, $15.17 and $15.91, respectively. The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option-pricing model, based on the assumptions shown in the table below. The Black-Scholes model utilizes accounting judgment and financial estimates, including the term option holders are expected to retain their stock options before exercising them, the volatility of the Company's share price over that expected term, the dividend yield over the term and the number of awards expected to be forfeited before they vest. Using alternative assumptions in the calculation of fair value would produce fair values for stock option grants that could be different than those used to record stock-based compensation expense in the Consolidated Statements of Operations. The increase in the fair value of the stock options granted during 2024, compared to 2023, resulted primarily from increases in the Company's share price and the expected dividend yield. The decrease in the fair value of the stock options granted during 2023, compared to 2022, resulted primarily from decreases in the Company's share price, partially offset by an increase in the weighted-average risk-free interest rate.

The following table reflects the weighted-average assumptions used for grants awarded to option holders:

	2024	2023	2022
Weighted average expected volatility	30.63 %	31.14 %	30.47 %
Weighted average risk-free interest rate	4.20 %	4.09 %	2.09 %
Expected dividend yield	2.31 %	2.11 %	1.82 %
Expected term (based on historical results)	7.1 years	7.1 years	7.2 years

The weighted-average risk-free interest rate was based on the yield of a treasury note as of the grant date, continuously compounded, which matures at a date that approximates the expected term of the options. The dividend yield was based on our history and expectation of dividend payouts. Expected volatility was determined based upon historical stock volatilities; however, implied volatility was also considered. Expected term was determined based upon historical exercise and cancellation experience.

Total stock compensation recognized in 2024, 2023 and 2022 was $175, $172 and $190, respectively. Stock option compensation recognized in 2024, 2023 and 2022 was $15, $17 and $19, respectively. Restricted shares compensation recognized in 2024, 2023 and 2022 was $160, $155 and $171, respectively.

The total intrinsic value of stock options exercised was $117, $55 and $159 in 2024, 2023 and 2022, respectively. The total amount of cash received by the Company was $127, $50 and $134 in 2024, 2023 and 2022, respectively, from the exercise of stock options granted under share-based payment arrangements. As of February 1, 2025, there was $204 of total unrecognized compensation expense remaining related to non-vested share-based compensation arrangements granted under the Plans. This cost is expected to be recognized over a weighted-average period of approximately two years. The total fair value of options that vested was $16, $16 and $19 in 2024, 2023 and 2022, respectively.

Shares issued as a result of stock option exercises may be newly issued shares or reissued treasury shares. Proceeds received from the exercise of options, and the related tax benefit, may be utilized to repurchase the Company's common shares under a stock repurchase program adopted by the Company's Board of Directors. During 2024, the Company repurchased approximately three million common shares in such a manner.

12. COMMITMENTS AND CONTINGENCIES

The Company continuously evaluates contingencies based upon the best available evidence.

The Company believes that allowances for loss have been provided to the extent necessary and that its assessment of contingencies is reasonable. To the extent that resolution of contingencies results in amounts that vary from the Company's estimates, future earnings will be charged or credited.

The principal contingencies are described below:

Insurance — The Company's workers' compensation risks are self-insured in most states. In addition, other workers' compensation risks and certain levels of insured general liability risks are based on retrospective premium plans, deductible plans and self-insured retention plans. The liability for workers' compensation risks is accounted for on a present value basis. Actual claim settlements and expenses incident thereto may differ from the provisions for loss. Property risks have been underwritten by a subsidiary and are all reinsured with unrelated insurance companies. Operating divisions and subsidiaries have paid premiums, and the insurance subsidiary has provided loss allowances, based upon actuarially determined estimates.

Litigation — Various claims and lawsuits arising in the normal course of business, including personal injury, contract disputes, employment discrimination, wage and hour and other regulatory claims are pending against the Company. Some of these suits purport or have been determined to be class actions and/or seek substantial damages. Although it is not possible at this time to evaluate the merits of all of these claims and lawsuits, nor their likelihood of success, the Company is of the belief that any resulting liability will not have a material effect on the Company's financial position, results of operations, or cash flows.

The Company continually evaluates its exposure to loss contingencies arising from pending or threatened litigation and believes it has made provisions where it is reasonably possible to estimate and when an adverse outcome is probable. Nonetheless, assessing and predicting the outcomes of these matters involves substantial uncertainties. Management currently believes that the aggregate range of loss for the Company's exposure is not material to the Company. It remains possible that despite management's current belief, material differences in actual outcomes or changes in management's evaluation or predictions could arise that could have a material adverse effect on the Company's financial condition, results of operations, or cash flows.

The Company is one of dozens of companies that have been named in various lawsuits alleging that defendants contributed to create a public nuisance through the distribution and dispensing of opioids.

On September 8, 2023, the Company announced that it reached an agreement in principle with plaintiffs to settle the majority of opioid claims that have been or could be brought against Kroger by states in which they operate, subdivisions, and Native American tribes. Along with the execution of certain non-monetary conditions that remain under discussion, the Company has agreed to pay up to $1,200 to states and subdivisions and $36 to Native American tribes in funding for abatement efforts, and approximately $177 to cover attorneys' fees and costs. The exact payment amount will depend on several factors, including the extent to which states take action to foreclose opioid lawsuits by political subdivisions (e.g., by passing laws barring or limiting opioid lawsuits by political subdivisions), and the extent to which additional political subdivisions in participating states file additional opioid lawsuits against the Company. The settlement would allow for the full resolution of all claims on behalf of participating states, subdivisions and Native American tribes and is not an admission of any wrongdoing or liability. Certain opioid-related cases against the Company will remain pending in the multidistrict litigation and in various state courts after the settlement becomes effective, including those brought by nonparticipating states and subdivisions and private parties such as hospitals and third-party payors. The Company continues to defend these cases.

As a result, the Company concluded that the agreement in principle for the settlement of opioid claims was probable, and for which the related loss was reasonably estimable. Accordingly, in 2023, the Company recognized opioid settlement charges of $1,413, $1,113 net of tax, relating to the nationwide opioid settlement framework. This charge is included in "Operating, general and administrative" in the Company's Consolidated Statement of Operations.

The agreement described above includes payments of approximately $1,236 and $177, in equal installments over 11 years and 6 years, respectively. In 2024, the Company made its first annual payment for $138 into an escrow account, which is recorded in "Prepaid and other current assets" in the Company's Consolidated Balance Sheets. This escrow payment is recorded in "Prepaid and other current assets" within "Changes in operating assets and liabilities" in the Company's Consolidated Statement of Cash Flows.

In 2024, certain states and subdivisions confirmed their participation or lack of participation in the agreement described above, which resulted in immaterial changes to the settlement amount and timing of payments. On October 31, 2024, the Company determined that there is sufficient participation in the settlement by states and subdivisions and elected to proceed with the settlement. The settlement with states and subdivisions became effective on December 30, 2024, and the settlement with Native American tribes is currently anticipated to become effective by May 30, 2025. The Company also entered into separate agreements with certain states and their subdivisions in 2024 that resulted in immaterial changes to the settlement amount and timing of payments.

In 2023, the Company recorded a charge of $62 relating to a settlement of opioid litigation claims with the State of West Virginia. The agreed upon settlement framework resolves all opioid lawsuits and claims by the West Virginia Attorney General.

As of February 1, 2025, the Company recorded $279 and $1,139 of the estimated settlement liability in "Other current liabilities" and "Other long-term liabilities," respectively, in the Company's Consolidated Balance Sheets related to these opioid settlements. As of February 3, 2024, the Company recorded $284 and $1,129 of the estimated settlement liability in "Other current liabilities" and "Other long-term liabilities," respectively, in the Company's Consolidated Balance Sheets related to these opioid settlements.

The foregoing settlements are not admissions of wrongdoing or liability by the Company and the Company will continue to vigorously defend against any other claims and lawsuits relating to opioids that the settlements do not resolve, including private plaintiff litigation. The Company continues to believe it has strong legal defenses and appellate arguments in those cases.

Because of the many uncertainties associated with any settlement arrangement or other resolution of opioid-related litigation matters, and because the Company continues to actively defend ongoing litigation for which it believes it has defenses and assertions that have merit, the Company is not able to reasonably estimate the range of ultimate possible loss for all opioid-related litigation matters at this time.

Assignments — The Company is contingently liable for leases that have been assigned to various third parties in connection with facility closings and dispositions. The Company could be required to satisfy the obligations under the leases if any of the assignees is unable to fulfill its lease obligations. Due to the wide distribution of the Company's assignments among third parties, and various other remedies available, the Company believes the likelihood that it will be required to assume a material amount of these obligations is remote.

13. STOCK

Preferred Shares

The Company has authorized five million shares of voting cumulative preferred shares; two million shares were available for issuance at February 1, 2025. The shares have a par value of $100 per share and are issuable in series.

Common Shares

The Company has authorized two billion common shares, $1 par value per share.

Common Stock Repurchase Program

On December 11, 2024, the Company's Board of Directors approved a $7,500 share repurchase program to reacquire shares via open market purchase or privately negotiated transactions, including accelerated stock repurchase ("ASR") transactions, block trades, or pursuant to trades intending to comply with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the "December 2024 Repurchase Program"). The December 2024 Repurchase Program authorization replaced the existing September 2022 Repurchase Program described below.

On September 9, 2022, the Company's Board of Directors approved a $1,000 share repurchase program to reacquire shares via open market purchase or privately negotiated transactions, block trades, or pursuant to trades intending to comply with Rule 10b5-1 under the Exchange Act (the "September 2022 Repurchase Program"). No shares were repurchased under the September 2022 authorization.

On December 30, 2021, the Company's Board of Directors approved a $1.0 billion share repurchase program to reacquire shares via open market purchase or privately negotiated transactions, block trades, or pursuant to trades intending to comply with Rule 10b5-1 under the Exchange Act (the "December 2021 Repurchase Program"). The December 2021 Repurchase Program was exhausted during 2022.

On December 6, 1999, the Company announced a program to repurchase common shares to reduce dilution resulting from our employee stock option and long-term incentive plans, under which repurchases are limited to proceeds received from exercises of stock options and the tax benefits associated therewith ("1999 Repurchase Program"). This program is solely funded by proceeds from stock option exercises, and the tax benefit from these exercises.

On December 19, 2024, the Company entered into an ASR agreement with two financial institutions to reacquire, in aggregate, $5,000 in shares of Kroger common stock. The ASR agreement will be completed under the Company's $7,500 share repurchase authorization. During 2024, the Company funded $5,000 and received a $4,000 initial delivery of approximately 65.6 million Kroger common shares at an average price of $61.54 per share. The total number of shares purchased by the Company pursuant to the ASR agreement will be based on the average of the volume-weighted average prices of Kroger common shares on specified dates during the term of each ASR agreement, less a discount, and subject to adjustments pursuant to the terms and conditions of the ASR agreement. Final settlement under the ASR agreement is expected to occur no later than the third fiscal quarter of the Company's Fiscal 2025.

During 2024, the Company invested $4,194 to repurchase 68.4 million Kroger common shares at an average price of $61.31 per share, which includes excise taxes related to the shares repurchased. These shares were reacquired under the December 2024 Repurchase Program and the 1999 Repurchase Program. During 2023, the Company invested $62 to repurchase 1.3 million Kroger common shares at an average price of $46.98 per share. These shares were reacquired under the 1999 Repurchase Program. During 2022, the Company invested $993 to repurchase 19.4 million Kroger common shares at an average price of $51.29 per share. These shares were reacquired under the December 2021 Repurchase Program and the 1999 Repurchase Program.

As of February 1, 2025, there was $2,500 remaining under the December 2024 Repurchase Program, which reflects the reduction of the unsettled accelerated share repurchases of $1,000 and excludes excise tax on share repurchases in excess of issuances. Amounts available under the 1999 Repurchase Program are dependent upon option exercise activity. The authority remaining under the December 2024 Repurchase Program and the 1999 Repurchase Program do not have an expiration date but may be suspended or terminated by our Board of Directors at any time.

14. COMPANY- SPONSORED BENEFIT PLANS

The Company administers non-contributory defined benefit retirement plans for some non-union employees and union-represented employees as determined by the terms and conditions of collective bargaining agreements. These include several qualified pension plans (the "Qualified Plans") and non-qualified pension plans (the "Non-Qualified Plans"). The Non-Qualified Plans pay benefits to any employee that earns in excess of the maximum allowed for the Qualified Plans by Section 415 of the Internal Revenue Code. The Company only funds obligations under the Qualified Plans. Funding for the company-sponsored pension plans is based on a review of the specific requirements and on evaluation of the assets and liabilities of each plan.

In addition to providing pension benefits, the Company provides certain health care benefits for retired employees. Based on an employee's age, years of service and position with the Company, the employee may be eligible for retiree health care benefits. Funding of retiree health care benefits occurs as claims or premiums are paid.

The Company recognizes the funded status of its retirement plans on the Consolidated Balance Sheets. Actuarial gains or losses and prior service credits that have not yet been recognized as part of net periodic benefit cost are required to be recorded as a component of AOCI. The Company has elected to measure defined benefit plan assets and obligations as of January 31, which is the month-end that is closest to its fiscal year-ends.

Amounts recognized in AOCI as of February 1, 2025 and February 3, 2024 consist of the following (pre-tax):

| | Pension Benefits | | Other Benefits | | Total | |
	2024	2023	2024	2023	2024	2023
Net actuarial loss (gain)	$ 850	$ 817	$ (79)	$ (92)	$ 771	$ 725
Prior service credit	—	—	(10)	(11)	(10)	(11)
Total	$ 850	$ 817	$ (89)	$ (103)	$ 761	$ 714

Other changes recognized in other comprehensive income (loss) in 2024, 2023 and 2022 were as follows (pre-tax):

| | Pension Benefits | | | Other Benefits | | | Total | | |
	2024	2023	2022	2024	2023	2022	2024	2023	2022
Incurred net actuarial loss	$ 42	$ 42	$ 101	$ —	$ 4	$ 15	$ 42	$ 46	$ 116
Amortization of prior service credit	—	—	—	4	11	13	4	11	13
Amortization of net actuarial (loss) gain	(9)	(10)	(31)	10	13	11	1	3	(20)
Total recognized in other comprehensive income	$ 33	$ 32	$ 70	$ 14	$ 28	$ 39	$ 47	$ 60	$ 109
Total recognized in net periodic benefit cost and other comprehensive income	$ 32	$ 36	$ 58	$ 13	$ 15	$ 25	$ 45	$ 51	$ 83

Information with respect to change in benefit obligation, change in plan assets, the funded status of the plans recorded in the Consolidated Balance Sheets, net amounts recognized at the end of fiscal years, weighted-average assumptions and components of net periodic benefit cost follow:

	Pension Benefits				Other Benefits	
	Qualified Plans		Non-Qualified Plans			
	2024	2023	2024	2023	2024	2023
Change in benefit obligation:						
Benefit obligation at beginning of fiscal year	$ 2,368	$ 2,463	$ 256	$ 271	$ 168	$ 165
Service cost	6	17	—	—	4	4
Interest cost	119	116	13	13	9	8
Plan participants' contributions	3	4	—	—	9	9
Actuarial (gain) loss	(62)	(42)	(5)	(3)	2	—
Plan settlements	—	(11)	(2)	(1)	—	—
Benefits paid	(175)	(165)	(21)	(24)	(23)	(21)
Other	(9)	(14)	—	—	(2)	3
Benefit obligation at end of fiscal year	$ 2,250	$ 2,368	$ 241	$ 256	$ 167	$ 168
Change in plan assets:						
Fair value of plan assets at beginning of fiscal year	$ 2,399	$ 2,496	$ —	$ —	$ —	$ —
Actual return on plan assets	37	65	—	—	—	—
Employer contributions	—	27	23	26	14	12
Plan participants' contributions	3	4	—	—	9	9
Plan settlements	—	(11)	(2)	(2)	—	—
Benefits paid	(175)	(165)	(21)	(24)	(23)	(21)
Other	(5)	(17)	—	—	—	—
Fair value of plan assets at end of fiscal year	$ 2,259	$ 2,399	$ —	$ —	$ —	$ —
Funded (unfunded) status and net asset and liability recognized at end of fiscal year	$ 9	$ 31	$ (241)	$ (256)	$ (167)	$ (168)

As of February 1, 2025, other assets and other current liabilities include $24 and $36, respectively, of the net asset and liability recognized for the above benefit plans. As of February 3, 2024, other assets and other current liabilities include $44 and $36, respectively, of the net asset and liability recognized for the above benefit plans. Pension plan assets do not include common shares of The Kroger Co.

The following table outlines the weighted average assumptions associated with pension and other benefit costs for 2024, 2023 and 2022:

	Pension Benefits			Other Benefits		
Weighted average assumptions	2024	2023	2022	2024	2023	2022
Discount rate — Benefit obligation	5.60 %	5.27 %	4.90 %	5.54 %	5.21 %	4.86 %
Discount rate — Net periodic benefit cost	5.27 %	4.90 %	3.17 %	5.21 %	4.86 %	3.01 %
Expected long-term rate of return on plan assets	5.50 %	5.50 %	5.50 %			
Rate of compensation increase — Net periodic benefit cost	2.52 %	2.57 %	3.05 %			
Rate of compensation increase — Benefit obligation[1]	—	2.52 %	2.57 %			
Cash Balance plan interest crediting rate	3.30 %	3.30 %	3.30 %			

(1) The Rate of compensation increase-Benefit obligation assumption is not applicable for 2024 due to negotiated plan freezes related to certain union benefits that were accruing in 2024.

The Company's discount rate assumptions were intended to reflect the rates at which the pension benefits could be effectively settled. They take into account the timing and amount of benefits that would be available under the plans. The Company's policy is to match the plan's cash flows to that of a hypothetical bond portfolio whose cash flow from coupons and maturities match the plan's projected benefit cash flows. The discount rates are the single rates that produce the same present value of cash flows. The selection of the 5.60% and 5.54% discount rates as of year-end 2024 for pension and other benefits, respectively, represents the hypothetical bond portfolio using bonds with an AA or better rating constructed with the assistance of an outside consultant.

The Company's assumed pension plan investment return rate was 5.50% in 2024, 2023, and 2022. The value of all investments in the company-sponsored defined benefit pension plans during the calendar year ended December 31, 2024, net of investment management fees and expenses, increased 0.7% and for fiscal year 2024 investments increased 1.7%. Historically, the Company's pension plans' average rate of return was 4.0% for the 10 calendar years ended December 31, 2024, net of all investment management fees and expenses. For the past 20 years, the Company's pension plans' average annual rate of return has been 5.8%. To determine the expected rate of return on pension plan assets held by the Company, the Company considers current and forecasted plan asset allocations as well as historical and forecasted rates of return on various asset categories.

The Company calculates its expected return on plan assets by using the market-related value of plan assets. The market-related value of plan assets is determined by adjusting the actual fair value of plan assets for gains or losses on plan assets. Gains or losses represent the difference between actual and expected returns on plan investments for each plan year. Gains or losses on plan assets are recognized evenly over a five-year period. Using a different method to calculate the market-related value of plan assets would provide a different expected return on plan assets.

The pension benefit unfunded status increased in 2024, compared to 2023, due primarily to the qualified plans' actual return on plan assets being less than the expected rate of return on plan assets, partially offset by an increase in discount rates, which lowered the benefit obligation. The Company's Qualified Plans were fully funded as of February 1, 2025 and February 3, 2024.

The following table provides the components of the Company's net periodic benefit costs for 2024, 2023 and 2022:

| | Pension Benefits | | | | | | Other Benefits | | |
| | Qualified Plans | | | Non-Qualified Plans | | | | | |
	2024	2023	2022	2024	2023	2022	2024	2023	2022
Components of net periodic benefit cost:									
Service cost	$ 6	$ 17	$ 8	$ —	$ —	$ —	$ 4	$ 4	$ 5
Interest cost	119	116	92	13	13	10	9	8	5
Expected return on plan assets	(148)	(150)	(153)	—	—	—	—	—	—
Amortization of:									
Prior service credit	—	—	—	—	—	—	(4)	(11)	(13)
Actuarial loss (gain)	7	5	22	2	4	5	(10)	(13)	(11)
Settlement loss recognized	—	1	4	—	—	—	—	—	—
Other	—	—	—	—	(2)	—	—	(1)	—
Net periodic benefit cost	$ (16)	$ (11)	$ (27)	$ 15	$ 15	$ 15	$ (1)	$ (13)	$ (14)

The following table provides the projected benefit obligation ("PBO") and the fair value of plan assets for those company-sponsored pension plans with projected benefit obligations in excess of plan assets:

| | Qualified Plans | | Non-Qualified Plans | |
	2024	2023	2024	2023
PBO at end of fiscal year	$ 196	$ 159	$ 240	$ 256
Fair value of plan assets at end of year	$ 180	$ 150	$ —	$ —

The following table provides the accumulated benefit obligation ("ABO") and the fair value of plan assets for those company-sponsored pension plans with accumulated benefit obligations in excess of plan assets:

	Qualified Plans		Non-Qualified Plans	
	2024	2023	2024	2023
ABO at end of fiscal year	$ 196	$ 159	$ 240	$ 256
Fair value of plan assets at end of year	$ 180	$ 150	$ —	$ —

The following table provides information about the Company's estimated future benefit payments:

	Pension Benefits	Other Benefits
2025	$ 226	$ 13
2026	$ 213	$ 15
2027	$ 212	$ 16
2028	$ 210	$ 16
2029	$ 207	$ 17
2030 —2034	$ 966	$ 83

The following table provides information about the target and actual pension plan asset allocations as of February 1, 2025:

	Target allocations	Actual Allocations	
	2024	2024	2023
Pension plan asset allocation			
Global equity securities	5.0 %	6.5 %	5.4 %
Investment grade debt securities	79.5	79.1	78.9
High yield debt securities	3.0	3.5	3.1
Private equity	8.0	7.5	8.5
Hedge funds	3.0	2.0	2.4
Real estate	1.5	1.4	1.7
Total	100.0 %	100.0 %	100.0 %

Investment objectives, policies and strategies are set by the Retirement Benefit Plan Management Committee (the "Committee"). The primary objectives include holding and investing the assets and distributing benefits to participants and beneficiaries of the pension plans. Investment objectives have been established based on a comprehensive review of the capital markets and each underlying plan's current and projected financial requirements. The time horizon of the investment objectives is long-term in nature and plan assets are managed on a going-concern basis.

Investment objectives and guidelines specifically applicable to each manager of assets are established and reviewed annually. Derivative instruments may be used for specified purposes, including rebalancing exposures to certain asset classes. Any use of derivative instruments for a purpose or in a manner not specifically authorized is prohibited, unless approved in advance by the Committee.

The target allocations shown for 2024 were established at the beginning of 2024 based on the Company's liability-driven investment ("LDI") strategy. An LDI strategy focuses on maintaining a close to fully-funded status over the long-term with minimal funded status risk. This is achieved by investing more of the plan assets in fixed income instruments to more closely match the duration of the plan liability.

The Company did not make any significant contributions to its company-sponsored pension plans in 2024, and the Company is not required to make any contributions to these plans in 2025. If the Company does make any contributions in 2025, the Company expects these contributions will decrease its required contributions in future years. Among other things, investment performance of plan assets, the interest rates required to be used to calculate the pension obligations and future changes in legislation, will determine the amounts of any contributions. The Company expects 2025 net periodic benefit costs for company-sponsored pension plans to be approximately $13.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. The Company used a 6.60% initial health care cost trend rate, which is assumed to decrease on a linear basis to a 4.00% ultimate health care cost trend rate in 2046, to determine its expense.

The following tables, set forth by level within the fair value hierarchy, present the Qualified Plans' assets at fair value as of February 1, 2025 and February 3, 2024:

<p style="text-align:center">Assets at Fair Value as of February 1, 2025</p>

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Assets Measured at NAV	Total
Cash and cash equivalents	$ 129	$ —	$ —	$ —	$ 129
Corporate Stocks	2	—	—	—	2
Corporate Bonds	—	847	—	—	847
U.S. Government Securities	—	151	—	—	151
Mutual Funds	92	—	—	—	92
Collective Trusts	—	—	—	737	737
Hedge Funds	—	—	25	20	45
Private Equity	—	—	—	166	166
Real Estate	—	—	20	13	33
Other	—	57	—	—	57
Total	$ 223	$ 1,055	$ 45	$ 936	$ 2,259

<p style="text-align:center">Assets at Fair Value as of February 3, 2024</p>

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Assets Measured at NAV	Total
Cash and cash equivalents	$ 151	$ —	$ —	$ —	$ 151
Corporate Stocks	2	—	—	—	2
Corporate Bonds	—	1,092	—	—	1,092
U.S. Government Securities	—	140	—	—	140
Mutual Funds	108	—	—	—	108
Collective Trusts	—	—	—	513	513
Hedge Funds	—	—	29	29	58
Private Equity	—	—	—	203	203
Real Estate	—	—	24	15	39
Other	—	93	—	—	93
Total	$ 261	$ 1,325	$ 53	$ 760	$ 2,399

Certain investments that are measured at fair value using the NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented for these investments in the preceding tables are intended to permit reconciliation of the fair value hierarchies to the total fair value of plan assets.

For measurements using significant unobservable inputs (Level 3) during 2024 and 2023, a reconciliation of the beginning and ending balances is as follows:

	Hedge Funds	Real Estate
Ending balance, January 28, 2023	$ 31	$ 28
Contributions into fund	—	1
Realized gains	1	—
Unrealized gains (losses)	1	(3)
Distributions	(4)	(2)
Ending balance, February 3, 2024	29	24
Contributions into fund	—	2
Realized gains (losses)	2	(4)
Unrealized (losses) gains	(1)	2
Distributions	(5)	(4)
Ending balance, February 1, 2025	$ 25	$ 20

See Note 7 for a discussion of the levels of the fair value hierarchy. The assets' fair value measurement level above is based on the lowest level of any input that is significant to the fair value measurement.

The following is a description of the valuation methods used for the Qualified Plans' assets measured at fair value in the above tables:

- Cash and cash equivalents: The carrying value approximates fair value.

- Corporate Stocks: The fair values of these securities are based on observable market quotations for identical assets and are valued at the closing price reported on the active market on which the individual securities are traded.

- Corporate Bonds: The fair values of these securities are primarily based on observable market quotations for similar bonds, valued at the closing price reported on the active market on which the individual securities are traded. When such quoted prices are not available, the bonds are valued using a discounted cash flow approach using current yields on similar instruments of issuers with similar credit ratings, including adjustments for certain risks that may not be observable, such as credit and liquidity risks.

- U.S. Government Securities: Certain U.S. Government securities are valued at the closing price reported in the active market in which the security is traded. Other U.S. government securities are valued based on yields currently available on comparable securities of issuers with similar credit ratings. When quoted prices are not available for similar securities, the security is valued under a discounted cash flow approach that maximizes observable inputs, such as current yields of similar instruments, but includes adjustments for certain risks that may not be observable, such as credit and liquidity risks.

- Mutual Funds: The fair values of these securities are based on observable market quotations for identical assets and are valued at the closing price reported on the active market on which the individual securities are traded.

- Collective Trusts: The collective trust funds are public investment vehicles valued using a Net Asset Value (NAV) provided by the manager of each fund. These assets have been valued using NAV as a practical expedient.

- Hedge Funds: The Hedge funds classified as Level 3 include investments that are not readily tradeable and have valuations that are not based on readily observable data inputs. The fair value of these assets is estimated based on information provided by the fund managers or the general partners. Therefore, these assets are classified as Level 3. Certain other hedge funds are private investment vehicles valued using a NAV provided by the manager of each fund. These assets have been valued using NAV as a practical expedient.

- Private Equity: Private Equity investments are valued based on the fair value of the underlying securities within the fund, which include investments both traded on an active market and not traded on an active market. For those investments that are traded on an active market, the values are based on the closing price reported on the active market on which those individual securities are traded. For investments not traded on an active market, or for which a quoted price is not publicly available, a variety of unobservable valuation methodologies, including discounted cash flow, market multiple and cost valuation approaches, are employed by the fund manager to value investments. Fair values of all investments are adjusted annually, if necessary, based on audits of the private equity fund financial statements; such adjustments are reflected in the fair value of the plan's assets.

- Real Estate: Real estate investments include investments in real estate funds managed by a fund manager. These investments are valued using a variety of unobservable valuation methodologies, including discounted cash flow, market multiple and cost valuation approaches. The valuations for these investments are not based on readily observable inputs and are classified as Level 3 investments. Certain other real estate investments are valued using a NAV provided by the manager of each fund. These assets have been valued using NAV as a practical expedient.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement.

The Company contributed and expensed $328, $322 and $315 to employee 401(k) retirement savings accounts in 2024, 2023 and 2022, respectively. The 401(k) retirement savings account plans provide to eligible employees both matching contributions and automatic contributions from the Company based on participant contributions, compensation as defined by the plan and length of service.

15. MULTI-EMPLOYER PENSION PLANS

The Company contributes to various multi-employer pension plans based on obligations arising from collective bargaining agreements. These multi-employer pension plans provide retirement benefits to participants based on their service to contributing employers. The benefits are paid from assets held in trust for that purpose. Trustees are appointed in equal number by employers and unions. The trustees typically are responsible for determining the level of benefits to be provided to participants as well as for such matters as the investment of the assets and the administration of the plans.

The Company recognizes expense in connection with these plans as contributions are funded or when commitments are probable and reasonably estimable, in accordance with GAAP. The Company made cash contributions to these plans of $398 in 2024, $635 in 2023 and $620 in 2022. The decrease in 2024, compared to 2023 and 2022, is due to the fulfillment of contractually obligated payments related to the Company's commitments established when restructuring the United Food and Commercial Workers International Union-Industry Variable Annuity Pension Plan agreement.

The Company continues to evaluate and address potential exposure to under-funded multi-employer pension plans as it relates to the Company's associates who are beneficiaries of these plans. These under-fundings are not a liability of the Company. When an opportunity arises that is economically feasible and beneficial to the Company and its associates, the Company may negotiate the restructuring of under-funded multi-employer pension plan obligations to help stabilize associates' future benefits and become the fiduciary of the restructured multi-employer pension plan. The commitments from these restructurings do not change the Company's debt profile as it relates to its credit rating since these off-balance sheet commitments are typically considered in the Company's investment grade debt rating.

The Company is currently designated as the named fiduciary of the United Food and Commercial Workers ("UFCW") Consolidated Pension Plan and the International Brotherhood of Teamsters ("IBT") Consolidated Pension Fund and has sole investment authority over these assets. Due to opportunities arising, the Company has restructured certain multi-employer pension plans. The significant effects of these restructuring agreements recorded in our Consolidated Financial Statements are:

- In 2022, the Company incurred a $25 charge, $19 net of tax, for obligations related to withdrawal liabilities for certain multi-employer pension funds.

The risks of participating in multi-employer pension plans are different from the risks of participating in single-employer pension plans in the following respects:

- Assets contributed to the multi-employer plan by one employer may be used to provide benefits to employees of other participating employers.

- If a participating employer stops contributing to the plan, the unfunded obligations of the plan allocable to such withdrawing employer may be borne by the remaining participating employers.

- If the Company stops participating in some of its multi-employer pension plans, the Company may be required to pay those plans an amount based on its allocable share of the unfunded vested benefits of the plan, referred to as a withdrawal liability.

The Company's participation in multi-employer plans is outlined in the following tables. The EIN / Pension Plan Number column provides the Employer Identification Number ("EIN") and the three-digit pension plan number. The most recent Pension Protection Act Zone Status available in 2024 and 2023 is for the plan's year-end at December 31, 2023 and December 31, 2022, respectively. Among other factors, generally, plans in the red zone are less than 65 percent funded, plans in the yellow zone are less than 80 percent funded and plans in the green zone are at least 80 percent funded. The FIP/RP Status Pending / Implemented Column indicates plans for which a funding improvement plan ("FIP") or a rehabilitation plan ("RP") is either pending or has been implemented. Unless otherwise noted, the information for these tables was obtained from the Forms 5500 filed for each plan's year-end at December 31, 2023 and December 31, 2022. The multi-employer contributions listed in the table below are the Company's multi-employer contributions made in fiscal years 2024, 2023 and 2022.

The following table contains information about the Company's multi-employer pension plans:

Pension Fund	EIN / Pension Plan Number	Pension Protection Act Zone Status 2024	Pension Protection Act Zone Status 2023	FIP/RP Status Pending/ Implemented	Multi-Employer Contributions 2024	Multi-Employer Contributions 2023	Multi-Employer Contributions 2022	Surcharge Imposed[4]
SO CA UFCW Unions & Food Employers Joint Pension Trust Fund[1][2]	95-1939092 - 001	Yellow	Red	Implemented	$ 84	$ 83	$ 84	No
Desert States Employers & UFCW Unions Pension Plan[1]	84-6277982 - 001	Green	Green	No	19	19	20	No
Sound Variable Annuity Pension Trust[1]	86-3278029 - 001	Green	Green	No	15	15	14	No
Rocky Mountain UFCW Unions and Employers Pension Plan[1]	84-6045986 - 001	Green	Green	No	27	27	27	No
Oregon Retail Employees Pension Plan[1]	93-6074377 - 001	Green	Green	No	11	10	9	No
Bakery and Confectionary Union & Industry International Pension Fund[1]	52-6118572 - 001	Red	Red	Implemented	8	7	7	No
Retail Food Employers & UFCW Local 711 Pension[1]	51-6031512 - 001	Red	Red	Implemented	11	11	11	No
UFCW International Union — Industry Variable Annuity Pension Plan[3]	51-6055922 - 001	Green	Green	No	33	263	282	No
Western Conference of Teamsters Pension Plan	91-6145047 - 001	Green	Green	No	44	39	40	No
Central States, Southeast & Southwest Areas Pension Plan	36-6044243 - 001	Red	Red	Implemented	57	40	34	No
UFCW Consolidated Pension Plan[1]	58-6101602 - 001	Green	Green	No	70	98	56	No
IBT Consolidated Pension Plan[1][5]	82-2153627 - 001	N/A	N/A	No	—	7	7	No
Other					19	16	29	
Total Contributions					$ 398	$ 635	$ 620	

(1) The Company's multi-employer contributions to these respective funds represent more than 5% of the total contributions received by the pension funds.

(2) The information for this fund was obtained from the Form 5500 filed for the plan's year-end at March 31, 2024 and March 31, 2023.

(3) The information for this fund was obtained from the Form 5500 filed for the plan's year-end at June 30, 2023 and June 30, 2022.

(4) Under the Pension Protection Act, a surcharge may be imposed when employers make contributions under a collective bargaining agreement that is not in compliance with a rehabilitation plan. As of February 1, 2025, the collective bargaining agreements under which the Company was making contributions were in compliance with rehabilitation plans adopted by the applicable pension fund.

(5) The plan was formed after 2006, and therefore is not subject to zone status certifications.

The following table describes (a) the expiration date of the Company's collective bargaining agreements and (b) the expiration date of the Company's most significant collective bargaining agreements for each of the material multi-employer funds in which the Company participates:

Pension Fund	Expiration Date of Collective Bargaining Agreements	Most Significant Collective Bargaining Agreements[1]	
		Count	Expiration
SO CA UFCW Unions & Food Employers Joint Pension Trust Fund	March 2025 to June 2027	1	March 2025
UFCW Consolidated Pension Plan	July 2024[2] to March 2028	2	June 2026 to February 2027
Desert States Employers & UFCW Unions Pension Plan	June 2025 to March 2026	1	March 2026
Sound Variable Annuity Pension Trust	May 2025 to July 2028	4	May 2025
Rocky Mountain UFCW Unions and Employers Pension Plan	January 2025[2] to November 2025	1	January 2025[2]
Oregon Retail Employees Pension Plan	August 2027 to March 2029	2	August 2027 to July 2028
Bakery and Confectionary Union & Industry International Pension Fund	September 2025 to July 2027	3	May 2027 to June 2027
Retail Food Employers & UFCW Local 711 Pension	March 2025 to January 2027	1	March 2025
UFCW International Union — Industry Variable Annuity Pension Plan	July 2024[2] to October 2029	2	June 2026 to June 2027
Western Conference of Teamsters Pension Plan	April 2025 to September 2028	4	July 2025 to September 2025
IBT Consolidated Pension Plan	September 2027 to September 2029	3	September 2027 to September 2029

(1) This column represents the number of significant collective bargaining agreements and their expiration date for each of the Company's pension funds listed above. For the purposes of this table, the "significant collective bargaining agreements" are the largest based on covered employees that, when aggregated, cover the majority of the employees for which we make multi-employer contributions for the referenced pension fund.
(2) Certain collective bargaining agreements are operating under an extension.

Based on the most recent information available to it, the Company believes the present value of actuarial accrued liabilities in most of these multi-employer plans exceeds the value of the assets held in trust to pay benefits. Moreover, if the Company were to exit certain markets or otherwise cease making contributions to these funds, the Company could trigger a withdrawal liability. Any adjustment for withdrawal liability will be recorded when it is probable that a liability exists and it can be reasonably estimated.

The Company also contributes to various other multi-employer benefit plans that provide health and welfare benefits to active and retired participants. Total contributions made by the Company to these other multi-employer health and welfare plans were approximately $1,228 in 2024, $1,182 in 2023 and $1,129 in 2022.

16. SEGMENT REPORTING

The Company operates supermarkets, multi-department stores and fulfillment centers throughout the United States. The Company's retail operations, which represent 98% of the Company's consolidated sales, are its only reportable segment. The retail operations' segment revenues are predominately earned as consumer products are sold to customers in our stores, fuel centers and via the Company's online platforms. The Company aggregates its operating divisions into one reportable segment due to the operating divisions having similar economic characteristics with similar long-term financial performance. In addition, the Company's operating divisions offer customers similar products, have similar distribution methods, operate in similar regulatory environments, purchase the majority of the merchandise for retail sale from similar (and in many cases identical) vendors on a coordinated basis from a centralized location, serve similar types of customers, and are allocated capital from a centralized location. Operating divisions are organized primarily on a geographical basis so the operating division management team can be responsive to local needs of the operating division and can execute company strategic plans and initiatives throughout the locations in their operating division. This geographical separation is the primary differentiation between these retail operating divisions. The geographical basis of organization reflects how the business is managed and how the Company's Chief Executive Officer, who acts as the Company's chief operating decision maker ("CODM"), assesses performance internally. All of the Company's operations are domestic.

The accounting policies of the retail operations segment are the same as those described in the summary of significant accounting policies in Note 1 to the Consolidated Financial Statements. The Company's CODM assesses performance and allocates resources for the retail operations segment using segment FIFO earnings before net interest expense, income tax expense and depreciation and amortization ("EBITDA"). The Company defines FIFO EBITDA as EBITDA excluding the LIFO charge. The Company's CODM also uses segment FIFO EBITDA to measure the operational effectiveness of the Company's financial model, compare the performance of core operating results between periods, against budget and against competitors and evaluate whether to invest capital in the retail operations segment or in other parts of the Company, such as for share repurchases or dividend payments. The Company's CODM is not provided asset information by reportable segment as asset information is provided to the CODM on a consolidated basis.

The following table presents the Company's retail operations segment revenue, measure of segment profit or loss, significant segment expenses and reconciliation of retail operations segment FIFO EBITDA to consolidated net earnings before income tax expense and retail operations segment sales to consolidated sales for the fiscal years ended February 1, 2025, February 3, 2024 and January 28, 2023:

	2024 (52 weeks)		2023 (53 weeks)		2022 (52 weeks)	
Retail operations segment sales	$	143,947	$	145,701	$	143,751
Retail operations segment expenses:						
Merchandise costs[1]		103,024		104,609		104,403
Expenses in gross[2]		8,655		8,813		8,062
Operating, general, and administrative		24,935		25,699		23,297
Rent		866		879		826
Retail operations segment FIFO EBITDA	$	6,467	$	5,701	$	7,163
Reconciliation of net earnings before income tax expense:						
Retail operations segment FIFO EBITDA	$	6,467	$	5,701	$	7,163
Depreciation and amortization		(3,246)		(3,125)		(2,965)
LIFO charge		(95)		(113)		(626)
Other FIFO EBITDA[3]		723		633		554
Net interest expense		(450)		(441)		(535)
Non-service component of company-sponsored pension plan benefits		12		30		39
(Loss) gain on investments		(148)		151		(728)
Gain on the sale of business		79		—		—
Consolidated net earnings before income tax expense	$	3,342	$	2,836	$	2,902
Reconciliation of sales:						
Retail operations segment sales	$	143,947	$	145,701	$	143,751
Other sales[3]		3,176		4,338		4,507
Consolidated sales	$	147,123	$	150,039	$	148,258

(1) Merchandise costs include product costs, net of discounts and allowances, and food production costs.
(2) Expenses in gross include advertising costs, warehousing costs, including receiving and inspection costs, and transportation costs.
(3) Other sales and other FIFO EBITDA primarily include other operating segments that are not part of the retail operations segment such as third-party media revenue, data analytic services, specialty pharmacy and in-store health clinics.

17. SALE OF KROGER SPECIALTY PHARMACY

On October 4, 2024, the Company completed the sale of its Kroger Specialty Pharmacy business to Elevance Health, for $464. In 2024, the Company recognized a gain on sale for $79, $91 net of tax, which includes the reduction to income tax expense of $31 related to recognizing deferred tax assets for the divested entity.

18. TERMINATION OF THE MERGER WITH ALBERTSONS COMPANIES, INC.

As previously disclosed, on October 13, 2022, the Company entered into a merger agreement (the "Merger Agreement") with Albertsons Companies, Inc. ("Albertsons") pursuant to which all of the outstanding shares of Albertsons common and preferred stock (on an as converted basis) automatically would have been converted into the right to receive $34.10 per share, subject to certain reductions following a $6.85 per share pre-closing cash dividend that was paid on January 20, 2023 to Albertsons shareholders of record as of October 24, 2022. The adjusted per share cash purchase price was expected to be $27.25.

On February 26, 2024, the Federal Trade Commission ("FTC") instituted an administrative proceeding to prohibit the merger. Simultaneously, the FTC (joined by nine States) filed suit in the United States District Court for the District of Oregon (the "FTC Federal Litigation") requesting a preliminary injunction to block the merger. On December 10, 2024, pursuant to a decision of United States District Court for the District of Oregon in the case Federal Trade Commission et al. v. The Kroger Company and Albertsons Companies, Inc. (Case No.: 3:24-cv-00347-AN), the court issued a preliminary injunction enjoining the consummation of the merger.

On January 15, 2024, and February 14, 2024, the attorneys general of Washington and Colorado, respectively, filed suit in their respective state courts, also seeking to enjoin the merger. On December 10, 2024, the Washington court also issued a permanent injunction blocking the merger in the Washington case. On March 5, 2025, the Colorado court dismissed the claim seeking to enjoin the merger as moot. A second claim related to an alleged no-poach agreement between Kroger and Albertsons remains pending in Colorado.

In addition to these governmental actions, private plaintiffs have filed suit in the United States District Court for the Northern District of California also seeking to enjoin the transaction. That case was dismissed with prejudice on February 3, 2025, and plaintiffs have appealed.

On December 11, 2024, the Company delivered a notice to Albertsons terminating the merger agreement (the "Termination Notice"). The Termination Notice further notified Albertsons that a prior termination letter sent by Albertsons to Kroger on December 10, 2024 was not an effective termination. In connection with the Termination Notice, Kroger notified Albertsons that Kroger has no obligation to pay the Parent Termination Fee (as defined in the Merger Agreement) because Albertsons failed to perform and comply in all material respects with its covenants under the Merger Agreement.

On December 10, 2024, Albertsons sued the Company in the Delaware Court of Chancery for alleged breaches of the Merger Agreement and the implied covenant of good faith and fair dealing. Albertsons seeks payment of a $600 termination fee that Albertsons alleges it is owed under the Merger Agreement, as well as additional damages, including expenses paid by Albertsons in connection with the Merger and the lost premium Albertsons alleges is owed to its shareholders, as well as other relief. On March 17, 2025, the Company filed an answer denying the allegations in Albertsons's complaint, and also filed counterclaims that seek recovery for breaches of the Merger Agreement by Albertsons.

In connection with obtaining the requisite regulatory clearance necessary to consummate the Albertsons transaction, the Company and Albertsons entered into a comprehensive divestiture plan with C&S Wholesale Grocers, LLC ("C&S") on September 8, 2023, which was further amended on April 22, 2024, to provide for the divestiture of stores, facilities, agreements, banners, private label brands and certain other rights. The definitive amended and restated agreement was subject to fulfillment of customary closing conditions, including clearance by the FTC. Following the termination of the merger with Albertsons, the Company terminated the amended and restated purchase agreement with C&S.

In connection with the merger agreement, on October 13, 2022, the Company entered into a commitment letter with certain lenders pursuant to which the lenders committed to provide a $17,400 senior unsecured bridge term loan facility, which, if entered into, would have matured 364 days after the closing date of the merger. The commitments were intended to be drawn to finance the merger with Albertsons only to the extent the Company did not arrange for alternative financing prior to closing. As alternative financing for the merger was secured, the commitments with respect to the bridge term loan facility under the commitment letter were reduced. The entry into the term loan credit agreement mentioned below reduced the commitments under the Company's $17,400 bridge facility commitment by $4,750 to $12,650. On April 12, 2024, the Company and the lenders to the bridge facility, at the Company's request, further reduced the bridge facility commitment by $2,000 to $10,650. During the third quarter of 2024, the Company terminated the bridge term loan facility due to issuing $10,500 of senior notes mentioned below, net proceeds of which were expected to partially fund the cash consideration for the proposed merger and for general corporate purposes. Fees with respect to the bridge term loan facility are included in "Other" in the Company's Consolidated Statements of Cash Flows within "Cash Flows from Financing Activities" and were recognized as operating, general and administrative expense in the Company's Consolidated Statements of Operations over the commitment period.

On November 9, 2022, the Company executed a term loan credit agreement with certain lenders pursuant to which the lenders committed to provide, contingent upon the completion of the merger with Albertsons and certain other customary conditions to funding, (1) senior unsecured term loans in an aggregate principal amount of $3,000 maturing on the third anniversary of the merger closing date and (2) senior unsecured term loans in an aggregate principal amount of $1,750 maturing on the date that is 18 months after the merger closing date (collectively, the "Term Loan Facilities"). Borrowings under the Term Loan Facilities were to be used to pay a portion of the consideration and other amounts payable in connection with the merger with Albertsons. In 2024, the Company entered into a second amendment to the term loan agreement to, among other things, amend certain covenants applicable thereto.

Concurrently with the termination of the Merger Agreement on December 11, 2024, all of the commitments with respect to the Term Loan Facilities were automatically terminated in accordance with the terms thereof.

On August 20, 2024, the Company issued $1,000 of its 4.70% Senior Notes due 2026 (the "2026 notes"); $1,000 of its 4.60% Senior Notes due 2027 (the "2027 notes"); $1,400 of its 4.65% Senior Notes due 2029 (the "2029 notes"); $1,300 of its 4.90% Senior Notes due 2031 (the "2031 notes"); $2,200 of its 5.00% Senior Notes due 2034 (the "2034 notes"); $2,100 of its 5.50% Senior Notes due 2054 (the "2054 notes"); and $1,500 of its 5.65% Senior Notes due 2064 (the "2064 notes") to pay a portion of the cash consideration for its proposed merger with Albertsons and general corporate purposes. The 2026 notes, 2027 notes, 2029 notes and the 2031 notes (collectively, the "SMR Notes") were subject to a special mandatory redemption if the proposed merger was terminated or did not close by an agreed upon date. In connection with the termination of the Merger Agreement, the Company redeemed the SMR Notes on December 18, 2024 at a redemption price equal to 101% of the principal amount, plus accrued and unpaid interest to, but excluding, December 18, 2024. The 2034 notes, the 2054 notes and the 2064 notes remain outstanding.

On August 15, 2024, the Company commenced an exchange offer for any and all outstanding notes (the "ACI Notes") issued by Albertsons and certain of its subsidiaries for up to approximately $7,442 aggregate principal amount of new senior notes to be issued by the Company and cash. In conjunction with the exchange offers (the "Exchange Offers"), the Company concurrently solicited consents (collectively, the "Consent Solicitations") to adopt certain proposed amendments (the "Proposed Amendments") to each of the indentures (each an "ACI Indenture" and, collectively, the "ACI Indentures") governing the ACI Notes. In connection with the termination of the Merger Agreement, on December 11, 2024, the Company terminated the Exchange Offers and Consent Solicitations.

19. RECENTLY ADOPTED ACCOUNTING STANDARDS

In November 2023, the FASB issued ASU No. 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosure." The ASU updated reportable segment disclosure requirements, primarily through requiring enhanced disclosures about significant segment expenses and information used to assess segment performance. The Company adopted ASU No. 2023-07 during the year ended February 1, 2025. See Note 16 "Segment Reporting" in the accompanying Notes to the Consolidated Financial Statements for additional information.

20. RECENTLY ISSUED ACCOUNTING STANDARDS

In November 2024, the FASB issued ASU 2024-03 and in January 2025, the FASB issued ASU 2025-01, "Income Statement - Reporting Comprehensive Income -Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses." The guidance requires disclosures about specific expense categories, including but not limited to, purchases of inventory, employee compensation, depreciation, amortization and selling expenses. The ASU is effective in the first annual reporting period beginning after December 15, 2026, and for interim periods within annual reporting periods beginning after December 15, 2027. The Company is currently assessing the effect that adoption of this guidance will have on its Consolidated Financial Statements.

In December 2023, the FASB issued ASU No. 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures." This guidance amends existing income tax disclosure guidance, primarily requiring more detailed disclosure for income taxes paid and the effective tax rate reconciliation. The ASU is effective for annual reporting periods beginning after December 15, 2024, with early adoption permitted and can be applied on either a prospective or retroactive basis. The Company is currently assessing the effect that adoption of this guidance will have on its Consolidated Financial Statements.

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A.   EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES.

As of February 1, 2025, our Interim Chief Executive Officer and Interim Chief Financial Officer, together with a disclosure review committee appointed by the Interim Chief Executive Officer, evaluated the Company's disclosure controls and procedures. Based on that evaluation, our Interim Chief Executive Officer and Interim Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective as of February 1, 2025.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company is in the process of implementing a broad, multi-year, technology transformation project to modernize mainframe, middleware and legacy systems to achieve better process efficiencies across customer service, merchandising, sourcing, payroll and accounting through the use of various solutions. There have been no material additional implementations of modules during the quarter ended February 1, 2025. As the Company's technology transformation project continues, the Company continues to emphasize the maintenance of effective internal controls and assessment of the design and operating effectiveness of key control activities throughout development and deployment of each phase and will evaluate as additional phases are deployed.

There were no changes in Kroger's internal control over financial reporting that materially affected, or were reasonably likely to materially affect, Kroger's internal control over financial reporting during the quarter ended February 1, 2025.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. With the participation of the Interim Chief Executive Officer and the Interim Chief Financial Officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in *Internal Control — Integrated Framework (2013)*, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the evaluation, management has concluded that the Company's internal control over financial reporting was effective as of February 1, 2025.

The effectiveness of the Company's internal control over financial reporting as of February 1, 2025, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which can be found in Item 8 of this Form 10-K.

ITEM 9B.   OTHER INFORMATION.

In the fourth quarter of 2024, no director or officer (as defined in Exchange Act Rule 16a-1(f)) of the Company adopted or terminated a Rule 10b5-1 trading arrangement or non-Rule 10b5-1 trading arrangement for the purchase or sale of securities of the Company, within the meaning of Item 408 of Regulation S-K.

ITEM 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

PART III

ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

Our board of directors has adopted The Kroger Co. Policy on Business Ethics, applicable to all officers, employees and directors, including Kroger's principal executive, financial and accounting officers. The Policy on Business Ethics is available on our website at ir.kroger.com under Investors – Governance – Policy on Business Ethics. A copy of the Code of Ethics is available in print free of charge to any shareholder who requests a copy. Shareholders may make a written request to Kroger's Secretary at our executive offices at 1014 Vine Street, Cincinnati, Ohio 45202. We intend to satisfy the disclosure requirement regarding any amendment to, or a waiver from, a provision of the Policy on Business Ethics for our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, by posting such information on our website.

The information required by this Item 10 with respect to executive officers is included within Item 1 in Part I of this Annual Report on Form 10-K under the caption "Information about our Executive Officers." The information required by this Item not otherwise set forth in Part I above or in this Item 10 of Part III is set forth under the headings Election of Directors, Information Concerning the Board of Directors- Committees of the Board, Information Concerning the Board of Directors- Audit Committee and Delinquent 16(a) Reports, if required, and Compensation Discussion and Analysis – Securities Trading Policies in the definitive proxy statement to be filed by the Company with the Securities and Exchange Commission within 120 days after the end of the fiscal year 2024 (the "2025 proxy statement") and is hereby incorporated by reference into this Form 10-K.

ITEM 11.   EXECUTIVE COMPENSATION.

The information required by this Item is set forth in the sections entitled Compensation Discussion and Analysis, Compensation Committee Report, and Compensation Tables in the 2025 proxy statement and is hereby incorporated by reference into this Form 10-K.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The following table provides information regarding shares outstanding and available for issuance under our existing equity compensation plans:

Equity Compensation Plan Information

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights[1]	(b) Weighted-average exercise price of outstanding options, warrants and rights[1]	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	13,916,145	$ 36.25	29,254,814
Equity compensation plans not approved by security holders	—	$ —	—
Total	13,916,145	$ 36.25	29,254,814

(1) The total number of securities reported includes the maximum number of common shares, 2,340,449, that may be issued under performance units granted under our long-term incentive plans. The nature of the awards is more particularly described in the Compensation Discussion and Analysis section of the definitive 2025 proxy statement and is hereby incorporated by reference into this Form 10-K. The weighted-average exercise price in column (b) does not take these performance unit awards into account.

The remainder of the information required by this Item is set forth in the section entitled Beneficial Ownership of Common Stock in the 2025 proxy statement and is hereby incorporated by reference into this Form 10-K.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

The information required by this Item is set forth in the sections entitled Related Person Transactions and Information Concerning the Board of Directors-Independence in the 2025 proxy statement and is hereby incorporated by reference into this Form 10-K.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES.

The information required by this Item is set forth in the section entitled Ratification of the Appointment of Kroger's Independent Auditor in the 2025 proxy statement and is hereby incorporated by reference into this Form 10-K.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES.

(a)1.†   Financial Statements:
Report of Independent Registered Public Accounting Firm (PCAOB ID 238)
Consolidated Balance Sheets as of February 1, 2025 and February 3, 2024
Consolidated Statements of Operations for the years ended February 1, 2025, February 3, 2024 and January 28, 2023
Consolidated Statements of Comprehensive Income for the years ended February 1, 2025, February 3, 2024 and January 28, 2023
Consolidated Statements of Cash Flows for the years ended February 1, 2025, February 3, 2024 and January 28, 2023
Consolidated Statement of Changes in Shareholders' Equity for the years ended February 1, 2025, February 3, 2024 and January 28, 2023
Notes to Consolidated Financial Statements

(a)2.   Financial Statement Schedules:
There are no Financial Statement Schedules included with this filing for the reason that they are not applicable or are not required or the information is included in the financial statements or notes thereto.

(a)3.(b)   Exhibits

2.1   Agreement and Plan of Merger, dated as of October 13, 2022, by and among the Company, Parent and Merger Sub, is hereby incorporated by reference to Exhibit 2.1 of the Company's 8-K filed with the SEC on October 14, 2022.

3.1   Amended Articles of Incorporation are hereby incorporated by reference to Exhibit 3.1 of the Company's Quarterly Report on Form 10-Q for the quarter ended May 22, 2010, as amended by the Amendment to Amended Articles of Incorporation, which is hereby incorporated by reference to Exhibit 3.1 of the Company's Quarterly Report on Form 10-Q for the quarter ended May 23, 2015.

3.2   The Company's Regulations are hereby incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K filed with the SEC on June 27, 2019.

4.1   Instruments defining the rights of holders of long-term debt of the Company and its subsidiaries are not filed as Exhibits because the amount of debt under each instrument is less than 10% of the consolidated assets of the Company. The Company undertakes to file these instruments with the SEC upon request.

4.2   Description of Securities. Incorporated by reference to Exhibit 4.2 of the Company's Annual Report on Form 10-K for the fiscal year ended February 1, 2020.

10.1   Credit Agreement, dated as of September 13, 2024, by and among the Company, the lenders from time to time party thereto, Wells Fargo Bank, National Association and Citibank, N.A., as co-administrative agents, and Wells Fargo Bank, National Association, as the paying agent, which is hereby incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the SEC on September 13, 2024.

10.2   Amendment No. 1 to Credit Agreement, dated as of October 8, 2024, by and among the Company, the lenders party thereto, Wells Fargo Bank, National Association and Citibank, N.A., as co-administrative agents, and Wells Fargo Bank, National Association, as the paying agent, to the Credit Agreement, dated as of September 13, 2024, which is hereby incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the SEC on October 9, 2024.

10.3   Amendment No. 2 to Term Loan Credit Agreement, dated as of September 13, 2024, by and among the Company, the lenders party thereto and Citibank, N.A., as administrative agent, to the Term Loan Credit Agreement, dated as of November 9, 2022, which is hereby incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed with the SEC on September 13, 2024.

10.4   Amendment No. 3 to Term Loan Credit Agreement, dated as of October 8, 2024, by and among the Company, the lenders party thereto and Citibank, N.A., as administrative agent, to the Term Loan Credit Agreement, dated as of November 9, 2022, which is hereby incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed with the SEC on October 9, 2024.

10.1*   The Kroger Co. Deferred Compensation Plan for Independent Directors. Incorporated by reference to Exhibit 10.2 of the Company's Annual Report on Form 10-K for the fiscal year ended January 30, 2016.

10.2*   The Kroger Co. Executive Deferred Compensation Plan. Incorporated by reference to Exhibit 10.4 of the Company's Annual Report on Form 10-K for the fiscal year ended January 29, 2005.

10.3*   The Kroger Co. 401(k) Retirement Savings Account Restoration Plan. Incorporated by reference to Exhibit 10.4 of the Company's Annual Report on Form 10-K for the fiscal year ended February 3, 2007.

10.4*   The Kroger Co. Supplemental Retirement Plans for Certain Retirement Benefit Plan Participants. Incorporated by reference to Exhibit 10.6 of the Company's Annual Report on Form 10-K for the fiscal year ended February 3, 2007.

10.5*   The Kroger Co. Employee Protection Plan dated January 13, 2017. Incorporated by reference to Exhibit 10.5 of the Company's Annual Report on Form 10-K for the fiscal year ended January 28, 2017.

10.6   Term Loan agreement, dated as of November 9, 2022, by and among The Kroger Co., the lenders from time to time party thereto, and Citibank, N.A., as administrative agent for the lenders, incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the SEC on November 10, 2022.

10.7   Amendment No. 1 to Credit Agreement, dated as of November 9, 2022, by and among The Kroger Co., the lenders party thereto, and Bank of America, N.A., as paying agent to the Amended and Restated Credit Agreement dated July 6, 2021, incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed with the SEC on November 10, 2022.

10.8   The Kroger Co. 2008 Long-Term Incentive and Cash Bonus Plan. Incorporated by reference to Exhibit 4.2 of the Company's Form S-8 filed with the SEC on June 26, 2008.

10.9   The Kroger Co. 2011 Long-Term Incentive and Cash Bonus Plan. Incorporated by reference to Exhibit 4.2 of the Company's Form S-8 filed with the SEC on June 23, 2011.

10.10   The Kroger Co. 2014 Long-Term Incentive and Cash Bonus Plan. Incorporated by reference to Exhibit 4.2 of the Company's Form S-8 filed with the SEC on July 29, 2014.

10.11*   The Kroger Co. 2019 Long-Term Incentive Plan. Incorporated by reference to Exhibit 99.1 of the Company's Form S-8 filed with the SEC on June 28, 2019.

10.12*   Form of Restricted Stock Grant Agreement under Long-Term Incentive Cash Bonus Plans. Incorporated by reference to Exhibit 10.11 of the Company's Annual Report on Form 10-K for the fiscal year ended February 1, 2020.

10.13*   Form of Restricted Stock Grant Agreement under Long-Term Incentive and Cash Bonus Plans. Incorporated by reference to Exhibit 10.9 of the Company's Annual Report on Form 10-K for the fiscal year ended February 3, 2007.

10.14*   Form of Non-Qualified Stock Option Grant Agreement under Long-Term Incentive and Cash Bonus Plan. Incorporated by reference to Exhibit 10.13 of the Company's Annual Report on Form 10-K for the fiscal year ended February 1, 2020.

10.15*   Form of Non-Qualified Stock Option Grant Agreement under Long-Term Incentive and Cash Bonus Plans. Incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the quarter ended May 24, 2008.

10.16*   Form of Performance Unit Award Agreement under Long-Term Incentive and Cash Bonus Plans. Incorporated by reference to Exhibit 10.15 of the Company's Annual Report on Form 10-K for the fiscal year ended February 1, 2020.

10.17*	Form of Restricted Stock Grant Agreement under Long-Term Incentive and Cash Bonus Plan. Incorporated by reference to Exhibit 10.16 of the Company's Annual Report on Form 10-K for the fiscal year ended January 30, 2021.
10.18	Amended and Restated Employment Agreement between The Kroger Co. and David Kennerley dated March 28, 2025.
19.1	The Kroger Co. Share Repurchase Policy
19.2	The Kroger Co. Policy on Securities Trading
21.1	Subsidiaries of the Registrant.
23.1	Consent of Independent Registered Public Accounting Firm.
24.1	Powers of Attorney.
31.1	Rule 13a-14(a)/15d-14(a) Certification.
31.2	Rule 13a-14(a)/15d-14(a) Certification.
32.1	Section 1350 Certifications.
97	The Kroger Co. Policy on Incentive Based Compensation Recovery
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.
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* Management contract or compensatory plan or arrangement.

† Filed herewith.

ITEM 16.   FORM 10-K SUMMARY.

Not Applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE KROGER CO.

Dated: April 1, 2025
/s/ Ronald L. Sargent
Ronald L. Sargent
Chairman of the Board and Interim Chief Executive Officer
(principal executive officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Company and in the capacities indicated on the 1st of April 2025.

/s/ Todd A. Foley Todd A. Foley	Senior Vice President and Interim Chief Financial Officer (principal financial officer)
/s/ Brian W. Nichols Brian W. Nichols	Vice President, Corporate Controller and Assistant Treasurer (principal accounting officer)
* Nora A. Aufreiter	Director
* Kevin M. Brown	Director
* Elaine L. Chao	Director
* Anne Gates	Director
* Karen M. Hoguet	Director
* Clyde R. Moore	Director
* Ronald L. Sargent	Chairman of the Board and Interim Chief Executive Officer
* J. Amanda Sourry Knox	Director
* Mark S. Sutton	Director
* Ashok Vemuri	Director

*By:/s/ Christine S. Wheatley
    Christine S. Wheatley
    Attorney-in-fact

SHAREHOLDERS: EQ Shareowner Services is Registrar and Transfer Agent for Kroger's common shares. For questions concerning payment of dividends, changes of address, etc., individual shareholders should contact:

EQ Shareowner Services
P. O. Box 64854
Saint Paul, MN 55164-
0854 Toll Free 1-855-
854-1369

Shareholder questions and requests for forms available on the Internet should be directed to: www.shareowneronline.com.

FINANCIAL INFORMATION: Call (513) 762-1220 (option "1") to request printed financial information, including Kroger's most recent report on Form 10-Q or 10-K, or press release. Written inquiries should be addressed to Shareholder Relations, The Kroger Co., 1014 Vine Street, Cincinnati, Ohio 45202-1100. Information also is available on Kroger's corporate website at ir.kroger.com.

Kroger has a variety of plans under which employees may acquire common shares of Kroger. Employees of Kroger and its subsidiaries own shares through a profit sharing plan, as well as 401(k) plans and a payroll deduction plan called The Kroger Co. Amended and Restated Employee Stock Purchase Plan. If employees have questions concerning their shares in the Kroger Stock Exchange, or if they wish to sell shares they have purchased through this plan, they should contact:

Fidelity Stock Plan Services

1-800-544-9354

Netbenefits.Fidelity.com

Questions regarding Kroger's 401(k) plans should be directed to the employee's Human Resources Department or 1-800-2KROGER. Questions concerning any of the other plans should be directed to the employee's Human Resources Department.

EXECUTIVE OFFICERS

Mary Ellen Adcock
Executive Vice President and Chief
Merchandising and Marketing
Officer

Valerie L. Jabbar
Senior Vice President,
Retail Divisions

Brian W. Nichols
Vice President,
Corporate Controller

Gabriel Arreaga
Executive Vice President and Chief
Supply Chain Officer

Joseph M. Kelley
Senior Vice President,
Retail Divisions

Ronald L. Sargent
Chairman of the Board and
Interim Chief Executive Officer

Yael Cosset
Executive Vice President and
Chief Digital Officer

David J. C. Kennerley
Executive Vice President
and Chief Financial Officer

Christine S. Wheatley
Executive Vice President, General
Counsel, and Secretary

Carin L. Fike
Vice President and Treasurer

Timothy A. Massa
Executive Vice President and
Associate Experience Officer

OPERATING UNIT HEADS

Chris Albi
King Soopers/City Market

Laura Gump
Houston Division

Kate Mora
Mid-Atlantic Division

Jake Cannon
Louisville Division

Sonya Hostetler
Nashville Division

Ann M. Reed
Cincinnati Division

Micheal E. Cristal
Delta Division

Erik Jensen
Home Chef

Thomas L. Schwilke
Ralphs

Tammy DeBoer
Harris Teeter

Colleen Juergensen
Central Division

Victor Smith
Atlanta Division

Ken DeLuca
Michigan Division

Todd A. Kammeyer
Fred Meyer Stores

Brent Stewart
QFC

Rudy DiPietro
Dallas Division

Kenneth C. Kimball
Smith's

Jeff B. Talbot
Kroger Personal Finance

Kendra Doyel
Food 4 Less

Colleen R. Lindholz
Kroger Health

Nicholas Tranchina
Murray's Cheese

Steve Dreher
Dillons Food Stores

Michael Marx
Roundy's

Jon Young
Columbus Division

Monica Garnes
Fry's Food & Drug



www.thekrogerco.com

The Kroger Co.

1014 Vine Street · Cincinnati, Ohio 45202 · 513-762-4000


